UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2004

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-852-0261

(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F   ☑   Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes   ☐   No   ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

     This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2004 that we mailed to holders of our Equity Shares and our American Depositary Shares, or ADSs, on or about May 14, 2004. The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Annual Report 2003 — 04

New Game. New Rules.

“One cannot manage change. One can only be ahead of it.”

— Peter Drucker

In the cacophony of our information-intensive society, it is always easy to read too much into every little thing. Phrases like ‘inflection point’ or ‘tipping point’ are dropped with merry abandon. Every tiny innovation is deemed a ‘game changer.’ The desperate search to get mindshare in a society weighed down by sensory overload urges business strategists and companies to often make mountains out of molehills.

The opposite is true too. As far reaching technological and business changes sweep the world, it is sometimes comforting for a company to stick to its strategy, like a child clings to a familiar blanket. While the power of the new idea or the new business model is understood intellectually, the response is much too slow, too small and too ineffectual. As dissonance between a company’s ‘Theory of the Business’ and its dramatically changing external landscape increases, it can languish and die.

The challenge, therefore, is to be able to make the critical judgment: to sift through the babble of strategy, and to focus on those secular changes which will make an inexorable shift and bring forth new business models. It is to anticipate the next mega trend, and yet not get distracted by the noise of a hundred talking heads.

When we retest our assumptions in our business, and separate the wheat from the chaff, it is abundantly clear that our world has changed. The Global Delivery Model that has been at the heart of our execution is more than just a way of getting work done offshore. It is a genuine business innovation that delivers a superior value proposition at higher quality and lower cost. By leveraging global capacity, global resources and global strengths, it creates new degrees of freedom that put incumbent models at a disadvantage.

By making the Global Delivery Model both legitimate and mainstream, we have brought the battle to our territory. That, after all, is the purpose of strategy. We have become the leaders and the incumbents are followers, forever playing catch up. Every company now needs to articulate an India strategy. We have redefined value for money in our industry, and shown that the key to the game is scalability. Size, brand and infrastructure are an imperative. It is business innovation that can be extended to high value services like Systems Integration and

Consulting. In this new game, the victor is obvious — a company that combines world-class consulting with world-class execution, built on the foundation of the Global Delivery Model.

However, creating a new business innovation is not enough for rules to be changed. The innovation must impact clients, competitors, investors and society. We have seen all that in spades. Clients have embraced the model and are demanding it in even greater measure. The acuteness of their own circumstance, coupled with the capability and value of our solution, has made the choice not a choice. Competitors have been dragged kicking and screaming to replicate what we do. They face trauma and disruption, but the game has changed forever. Investors, ever quick to spot a new ramp of value expansion, have grasped that this is not a passing fancy, but a potential restructuring of the way the world operates and how value will be created in future. Moreover, societies are coming to grips with a new kind of borderless world - one that will have immense social, political and economic implications for their citizens.

As we come to terms with a new set of rules, we have to reexamine every strategic assumption, and uphold its validity within the changed context. The attractiveness of our model is also the very source of increased competitive imitation. The more we become mainstream, the more we have to be different. As the world casts its covetous eyes on our human capital, we have to strive to retain the best and the brightest. As increasingly embattled competitors scatter Fear, Uncertainty and Doubt, we have to combat the spin merchants. Further, as societies demand our participation, we have to do what it takes to be a truly global citizen.

At the same time, we cannot forget the very basic rules of block and tackle. Managing scale, managing risk, managing execution, managing diversity, and meeting and exceeding the aspirations of our varied stakeholders...

New Game. New Rules. | 1

Exceeding changing
expectations

The game moves to a new course -unfamiliar and uncharted. Changes in the economic environment challenge the growth and profitability of businesses worldwide. Clients demand a ‘defined’ benefit for every IT dollar spent, and spell the new rules for return on IT investments. Increasingly, they realize that ‘Global Delivery’ disrupts the traditional equation of ‘value-for-money.’ The new game is all about fuelling business growth and realizing much higher benefits with sustained IT investments.

On this new course, value expectations change and client delight assumes new meaning. To exceed expectations, the business problems now have to be defined beyond the brief, even before they are solved. Only those who understand the new problems, and nurture client relationships based on the intrinsic business value of global delivery are invited to play. With no tolerance for nasty surprises, clients seek predictable results across all facets of their networked global corporations. The rules are set for those who play on the fundamental tenets of speed, imagination and excellence in execution.

2 | New Game. New Rules.

Efficient business solutions

To win, the players must now score not just through one but two goal posts, and simultaneously at that. Increasingly, clients do not want to make a choice between developing business solutions and ensuring global cost competitiveness. As clients strive to be fiercely competitive in their markets, they explicitly demand genuine business solutions that are also the most cost-effective. The game has changed for those who develop traditional solutions without leveraging the strengths of global delivery.

This requires the players to approach each transaction as a cost-effective business solution opportunity. The teams in the field have to be reorganized to win, and the coaches must change their mindset. The focus must be on exercising the intellect and enhancing the execution capability, such that both goals are achieved with one stroke. This demands a pragmatic understanding of the clients’ business and of the detailed workings of a cost-effective delivery model. But then, one need not play the game alone. Strategic alliances must now focus on delivering real client value and complementing the solution and innovation capabilities of the team out in the field.

New Game. New Rules. | 3

Strategic global sourcing

Of course, the game can even change once the teams start playing; the gamekeeper retains the flexibility to change the rules. On the ground, the popular ‘Total Outsourcing’ model is facing rough weather. Given the changing business scenario, clients increasingly want to actively steer the outsourcing decisions for maximum strategic benefit. This is compounded by increasing dissatisfaction with the current productivity and service levels in totally outsourced environments. New rules must address the need for adequate governance and transparency in day-to-day operations.

Evolution of outsourcing is entering a new phase. Information technology management has matured into a defined value chain, starting from business needs, moving through solution development, on to successful execution. The new paradigm of ‘Strategic Global Sourcing’ has to provide the flexibility to select what to outsource, when to outsource and how to leverage global delivery throughout this value chain. To play, one must develop transparent and trusted client relationships where IT outsourcing decisions are governed by the clients’ business drivers.

4 | New Game. New Rules.

Next generation
global delivery

As the basic definition of the game changes, the teams must learn the new rules. Today, clients demand the use of global delivery capability in the solutions offered by outsourcing service providers. Left with no choice, all players make a beeline for India as the prime destination for new establishments. However, this game is not only about where you work out of, but how you integrate seamlessly between locations and cultures. It is about managing global competencies, global processes and global aspirations.

While the newcomers grapple to decode the genes of the current global delivery model, pioneers of the model must focus on evolving next generation processes. Those who are not passionate about continuously improving the value proposition of the existing core services, face the specter of commoditization. The challenge in innovation is to create even more effective and efficient solution delivery models and lead the future change. Further, as the line between IT management and operations management grows thinner, the new rules would favor service models that tightly integrate the IT services with business process management.

New Game. New Rules. | 5

Building scalable
resilience

This tussle is not about who is big or who is small; it is about how resilient or vulnerable one is. Clients are rapidly adopting global delivery, underscoring the need to rapidly scale the global capabilities. The faster the growth of global delivery model, the more it disrupts the business model of new players. On the other hand, as the aspirations and expectations of the employees continue to rise, only rapid growth can provide avenues for individual advancement. The game becomes more interesting for all stakeholders, as each of them seeks growth to meet their individual needs. Rapid growth becomes a rapid differentiator.

Players must master the essentials of scalability within the context of global delivery. The focus has to be on effective decentralization of the organization, its systems and controls, to create multiple engines of growth. Each engine needs a sound pilot, reinforcing the need to build a cadre of strong global leaders. With the ambition to scale comes the challenge of developing global talent pools that fuel future growth. Where the pool is, is irrelevant; what is far more crucial is how it fits into the global delivery model. Players who resort to acquisitions must ensure integration of strengths in a distributed working model.

6 | New Game. New Rules.

Winning the war
for talent

Leading teams must have great players on the roster; in essence this game is all about putting the best players forward. Surging demand for competent professionals raises the expectations of individuals, which in turn, increases attrition and cost pressures. In a progressively maturing industry, retaining ‘experience’ becomes critical for differentiation and growth. The dilemma is evident. Only those who morph rapidly will succeed. However, this may be fraught with periods of uncertainty. The rules favor those who manage change through empowered employees in an environment of high performance and transparency.

Institutionalization is all about bridging the gap between concepts and practice. Basics such as performance management, variable compensation, competency building, career development and internal communication assume much deeper significance in the new game. More than ever, mentors have to focus on enabling talent from varied educational backgrounds to meet the global challenges. With the world as the playing field, building a diverse team has become an imperative. Leaders have to leverage the inherent strengths of diversity and ensure a truly ‘inclusive’ work environment where talent across national boundaries can realize organizational and personal dreams.

New Game. New Rules. | 7

Nurturing values,
managing risks

At the core of performance excellence are values. For sustainable success, how you play the game is more important than winning. As instances of value transgressions reduce the trust in corporate performance reporting, stakeholders demand higher controls and transparency. Meanwhile, to respond to the new game, organizations adopt strategies that could potentially change the fundamentals of their business models. The added uncertainty alters risk appetites considerably. The world comes full circle and reinforces the basic tenets of Predictability, Sustainability, Profitability and De-risking.

The inevitable rapid growth of the global delivery model has to combine with a sharp focus on retaining a ‘small company’ culture. The thrust is on creating an environment where consistent values can be practiced, individually and collectively. The best have to lead by setting benchmarks: nothing but the highest standards of Corporate Governance, nothing but the best practices in Enterprise Risk Management. The extent to which these practices are followed in letter and spirit would separate the wheat from the chaff.

New game... new rules. These are indeed very interesting times for those with a passion for excellence.

8 | New Game. New Rules.

Annual Report 2003 – 04

Board of directors

N. R. Narayana Murthy
Chairman and Chief Mentor
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director
S. Gopalakrishnan
Chief Operating Officer, Deputy Managing Director and Head – Customer Service & Technology
Deepak M. Satwalekar
Lead Independent Director
Prof. Marti G. Subrahmanyam
Independent Director
Dr. Omkar Goswami
Independent Director
Rama Bijapurkar
Independent Director
Philip Yeo
Independent Director
Sen. Larry Pressler
Independent Director
Claude Smadja
Independent Director
Sridar A. Iyengar
Independent Director
K. Dinesh
Director and Head – Human Resources Development, Information Systems, Quality & Productivity and Communication Design Group
S. D. Shibulal
Director and Head – World-wide Customer Delivery
T. V. Mohandas Pai
Director, Chief Financial Officer and Head – Finance & Administration
Srinath Batni
Director and Head – Strategic Groups & Co-Customer Delivery

Committees of the board

Audit committee
Deepak M. Satwalekar, Chairman
Rama Bijapurkar
Dr. Omkar Goswami
Sen. Larry Pressler
Prof. Marti G. Subrahmanyam
Sridar A. Iyengar

Compensation committee
Prof. Marti G. Subrahmanyam, Chairman
Deepak M. Satwalekar
Sen. Larry Pressler
Sridar A. Iyengar

Nominations committee
Claude Smadja, Chairman
Sen. Larry Pressler
Philip Yeo
Dr. Omkar Goswami
Deepak M. Satwalekar

Investor grievance committee
Rama Bijapurkar, Chairperson
Dr. Omkar Goswami
Claude Smadja
Philip Yeo

Management council invitees

Abhay M. Kulkarni
Associate Vice President – Transportation & Services (Delivery)
Alexandre Elvis Rodrigues
Associate Vice President – Transportation & Services (Sales)
Amitabh Chaudhry
Vice President & Head – Operations & Transition – Progeon Limited
Anand Nataraj
Associate Vice President – Communication Service Providers (Sales)
Ankush Patel
Associate Vice President – Energy, Utilities & Resources (Sales)
Anup Uppadhayay
Delivery Manager and Head – Bangalore Development Center (Unit 5)
Ardhendu Sekhar Das
Divisional Manager and Head – Bhubaneswar Development Center
Bikramjit Maitra
Vice President – Talent Engagement – HRD
Chandra Shekar Kakal
Vice President and Head – Hyderabad Development Center
Charles Henry Hawkes
Associate Vice President – Facilities and Head – Bangalore Development Center (Unit 2)
Christopher Michael Meneze
Vice President – High Tech & Discrete Manufacturing (Sales)
Col. Krishna C. V.
Vice President – Infrastructure & Security
Eshan Joshi
Associate Vice President – Compensation & Benefits – HRD
Ganesh Gopalakrishnan
Vice President – Insurance, Health Care & Life Sciences (Delivery)
Gaurav Rastogi
Manager – Sales Effectiveness
Gopal Devanahalli
Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)
Haragopal M.
Vice President – Professional Services Group (BBU) and Head – Bangalore Development Center (Unit 3)
Harsha H. M.
Vice President – Banking & Capital Markets (Delivery) and Head – Boston Proximity Development Center
Jagdish Krishna Vasishtha
Associate Vice President and Head – Bangalore Development Center (Unit 1)
Jitin Goyal
Associate Vice President – Europe (Sales)
Joydeep Mukherjee
Associate Vice President – Energy, Utilities & Resources (Delivery)
Karthikeya N. Sarma
Associate Vice President – Recruitment – HRD
Krishnamoorthy Ananthasivam
Vice President and Head – Thiruvananthapuram Development Center
Merwin Fernandes
Vice President – Global Sales & Marketing (Banking Business Unit)
Neelesh Marik
Associate Vice President – Europe (Sales)
Peter L. Tannenwald
Associate Vice President – Insurance, Health Care & Life Sciences (Sales)
Prabhakar Devdas Mallya
Vice President – Security Audit & Architecture
Rajiv Bansal
Associate Vice President – Global Business Operations
Ramachandran Kallankara
Associate Vice President and Head – Bangalore Development Center (Unit 6)
Ritesh Mohan Idnani
Associate Vice President – Banking & Capital Markets (Sales)
Sameer Goel
Senior Project Manager and Head – Mohali Development Center
Samson David
Associate Vice President – Asia Pacific (Delivery)
Sanjay Jalona
Associate Vice President – Europe (Delivery)
Sathisha B. K.
Group Manager – Engineering & IT Solutions for Aerospace & Automotive (Sales)
Shiv Shankar N.
Associate Vice President and Head – Chennai Development Center
Shubha V.
Associate Vice President and Head – Bangalore Development Center (Unit 4)
Skanthaswamy T. V.
Associate Vice President and Head – Mysore Development Center
Sreenivas Bhashyam Asuri
Group Manager – Engineering & IT Solutions for Aerospace & Automotive (Sales)
Sridhar Marri
Associate Vice President – Communication Design Group
Srikantan Moorthy
Associate Vice President – Communication Service Providers (Delivery)
Srinivas Uppaluri
Associate Vice President – Corporate Marketing
Sudhir Albuquerque
Associate Vice President – High Tech & Discrete Manufacturing (Delivery) and Head – Mangalore Development Center
Surya Prakash K.
Associate Vice President – China (Delivery)
Venkateswarlu Pallapothu
Vice President – Engineering & IT Solutions for Aerospace & Automotive (Delivery)
Vishnu Bhat
Chief Operating Officer – Infosys Technologies (Australia) Pty. Limited

Voice of the youth

John Ponvelil Philip
Head – US GAAP
Joshua Alan Bornstein
Analyst – Corporate Planning
Madhukar I. B.
Technical Consultant
Mahesh Mohan
Programmer Analyst
Naresh Balaram Choudhary
Process Consultant
Paul Francis Havey
Associate
Priya B.
Project Manager
Umashankar Malapaka
Project Manager
Vikram B.
Technology Architect – Knowledge Management

Infosys Foundation

Trustees
Sudha Murty, Chairperson
Srinath Batni
Sudha Gopalakrishnan

| 9

Annual Report 2003 – 04

Contents

85	Risk management

92	Corporate governance report

107	Shareholder information

Additional information to shareholders

	112	Frequently asked questions

	116	Share price chart

	118	Intangible assets score sheet

	120	Human resources accounting and
value-added statement

	121	Brand valuation

	123	Balance sheet (including intangible assets)

	124	Current-cost-adjusted financial statements

	125	Economic Value-Added (EVA) statement

	126	Ratio analysis

	129	Statutory obligations

	130	ValueReportingTM

	131	Management structure

134	Infosys Foundation

135	Environment policy

137	Financial statements (unaudited) prepared in
substantial compliance with GAAP requirements of
Australia, Canada, France, Germany, Japan and the
United Kingdom and reports of compliance with
respective corporate governance standards

Annual General Meeting (AGM) notice

10 | Contents

Annual Report 2003 – 04

The year at a glance

in Rs. crore, except per share data
	March 31, 2004	March 31, 2003	Growth %

For the year
Income	4,761	3,623	31
Export income	4,695	3,544	32
Operating profit (PBIDTA)	1,584	1,272	24
PBIDTA as a percentage of total revenue	33.26%	35.11%
Profit after tax (PAT)	1,243	958	30
PAT as a percentage of total revenue	26.12%	26.44%
PAT as a percentage of average net worth	40.68%	38.78%
Capital expenditure	430	219	96
Dividend per share (excluding one-time special dividend)	29.50	27.00	9
Dividend amount (excluding one-time special dividend)	196	179	10
One-time special dividend per share	100.00	–	–
One-time special dividend amount	666	–	–
Earnings per share (par value of Rs. 5 each)
Basic	187.38	144.68	30
Diluted	185.05	143.37	29
At the end of the year
Total assets	3,253	2,861	14
Fixed assets — net	970	773	26
Cash and cash equivalents (including liquid mutual funds)	2,769	1,639	69
Net current assets	1,220	2,018	(40)
Debt	–	–	–
Net worth	3,253	2,861	14
Equity	33	33	–
Market capitalization	32,909	26,847	23

Note :	Market capitalization is calculated by considering the share price at the National Stock Exchange as on March 31 of the respective years and the shares outstanding on that date.
The figures above are based on unconsolidated Indian GAAP financial statements.
1 crore = 10 million

The year at a glance | 11

Annual Report 2003 – 04

Awards
for excellence
2003 – 04

“The most distinguishing feature of winners is their intensity of purpose.”

– Alymer Letterman

Every life stands testimony to the power of what an individual can do. The Awards for Excellence at Infosys seek to honor Infoscions who, with the will to win and the talent to deliver, have achieved performance excellence. These are individuals and teams who have traveled beyond the beaten track in pursuit of quality. They possess an innate brilliance that sets them above the ordinary.

This year, a total of 290 awards were conferred in 11 categories. The winners were presented with a framed certificate, a silver plaque, and a cash award.

12 | Awards for excellence 2003 – 04

Annual Report 2003 – 04

Awards for excellence 2003 – 04

First Prize	Second Prize

Account & Sales Management
Account Team SYSCO
Balaji Yellavalli
Balakrishnan Mayilarangam Sundararajan
Gopal Devanahalli
Keith Malcolm Scovell
Ramachandran Kallankara
Renganathan V. R.
Shashi Shekhar Vempati
Sundar Raman K.
Yashesh Mahendra Kampani

Brand Management

US Marketing Team
Elisa Christine Kennedy
Jessica M. Chisholm
Karen J. Hutton
Mahita Nagaraj
Phillina M. Reyes
Sunderkumar Sarangan

Development Center Management

Hyderabad Development Center

Mangalore Development Center

External Customer Delight

Hannaford Account Team
Ashok K. Bangera
Balakrishnan Chokanathpuram Subramanian
Balaraj D. A.
Praveen Kumar K.
Radhakrishnan Anantharaman
Ravindra Shukla
Sangamesh Bagali
Sreejith K.

Innovation

Intelligent Production Support Platform Team
Colin Pinto
Krishna Kumar P.
Muthu Raman S.
Nagaraj N. S.
Raoul Praful Jetley
Renuka S. R.

Reduce Cost of Ownership Team
Babu N. S.
Prasad Subramanian C. S.
Purna Chander Rao Putchakayala
Sathish Kumar G.
Sunil P. V.
Venkataramanan T. S.

Internal Customer Delight

CCD Bhubaneswar Team
Rajesh
Ramakrishna Routroy
Shenthil Kumar K.
Subhasis Neogy
Tapas Sardar
Ujjwal Mukherjee
Investor Delight
Sponsored Secondary ADR Team
Balakrishnan V.
Deepak Natraj Ramamurthi
John Ponvelil Philip
Krishnan S.
Nithyanandan R.
Parvatheesam Kanchinadham
Veerabhadraswamy K. R.

People Development

Education & Research Team

Practice Unit Management

Global Account – American Express

Practice Unit – Canada & North East America

Program & Project Management

DHL Easyship Team
Amit Ratan Verma
Atul Prakash Gargate
Chetan V. Kulkarni
Ketan Jobanputra
Meenal Sujeet Pangarkar
Mugdha Milind Divekar
Om Prakash Gupta
Pritam Haribhau Mungse
Sanjiv R. Mitragotri
Vikram Sharma

eIKON Oracle Applications Team
Anil Kumar P. N.
Bhaskar N. Subramanian
Guruprakash Pai Karkala
Kiran Karanki
Mahesh Bhat
Md. Iqbal
Narendra Kumar Gogula
Nikhil Kumar
Prakash Bhat M.
Shashidhara S. K.

SYSCO RDC Team
Anand Jayaraman Iyer
Aroun Balakrishnan
Ashish Subashchandra Jandial
Gopikrishnan Gouri Ramachandran
Pradeep K.
Prashant Ratnakar Bhat
Sailaja Naishadham
Shveta Arora
Sivakumar H.

Social Consciousness

Bhubaneswar Development Center

Systems, Processes & Infrastructure

AMANAT Team
Arun Ramu
Ganesh Kudva N.
Raj Kumar Bansal
Rajiv Sankaranarayanan
Ravindranath P. Hirolikar
Sitaram M. L.	Account & Sales Management
DHL OSDC Team
Ananth Vaidyanathan
Ghanashyam Wagle
Kiran M. Potdar
Milind Lakkad
Prashant Negi
Sanjeev Rana
Shashank Rane
Shekhar S. Potnis
Uday Bhaskarwar
Venkatesh Ramrao Patil

Sony Team
Mangesh Ravji Mallewadikar
Naohiro Emoto
Phani Tamarapalli
Prasanna Vishnu Vatkar
Rajesh Kumar Dubey
Sailaja Chintalagiri
Shin Achiwa
Sreekumar Sreedharan
Sriram V.

Toys R Us International Team
Aniket Rajiv Maindarkar
Arun Raghavapudi
Madhu Janardan
Manish Kumar Khatri
Shankar R.
Shiv Shankar N.

External Customer Delight

FESCo HW & HRP Account Team
Abhay M. Kulkarni
Anil Braham Bhatia
Jayantkumar Jugalkrishna Jana
Kaladhar Gorantala
Mohit Joshi
Srinivasulu Mallampooty
Surendra Swamy
Vijay Ratnaparkhe

Firmenich Team
Abhishek Agarwal
Girish Anant Pashilkar
Lakshmanan G.
Nitesh Bansal
Rajesh K. Murthy
Raju Bannur
Roger Klantschi
Sameer Goel
Viraj Malik
Vivek Gaur

Innovation

Technology Analysis & Product Evaluation Team
Anoop Nambiar
Sameerahmad Sikandarsab Nadaf
Sreekumar Sukumaran
Sumit Sahota

Internal Customer Delight

Microsoft Platform Solutions Group COE Team
Balan Jayaraman
Manish Srivastava
Parthasarathy M. A.
Pradeep Prabhu
Prasanna S. R.
Sanjay Rajashekar

Awards for excellence 2003 – 04 | 13

Annual Report 2003 – 04

Second Prize (contd.)	Special Prize

People Development
EURP Pune DU Team
Mritunjay Kumar Singh
Nitin Govind Kulkarni
Prasanna Walimbe
Prashant Pungliya L.
Sajaneel S. Ankola
Sumant Shrirang Kulkarni

Program & Project Management

Apple Production Support Team
Ajith Bhat M.
Manjunath Pai K.
Nagaraja Vishnu Nayak
Rajeev Gopalakrishnan
Shaji Mathew
Srinivasan Raghavan
Suresh Jampani
Vasudev Kamath

DI Benefits Platform Team
Anil Herald D’Souza
Dinesh K. B.
Jaikrishnan A.
Padmanabha Seetharam Bhatta
Padmanabha T.
Raja Sobhan P.
Rajagopal Rama Iyer
Rajesh Lawrence Patrao
Vijayesh Nayak U.
Vinu Sekhar

Mellon PeopleSoft Upgrade Team
Anand Sam
Atish Dipankar Roy
Badri Deshmukh
Harinarayanan R.
Jaisankar V.
Jasmeet Singh
Rajesh Varrier
Sanjay Surendranath
Virendra Kumar Chaudhary

SEC Books & Record Program Team
Ananth Vedagarbham
Bhaskar Chicknanjundappa
Heidi A. Lamberts
Indira Krishnamurthi
Mohit Madnani
Pankaja V. L.
Rambabu Pallavalli
Sampath S. Shetty
Vinay Mishra

Service Corporation International – HMWEB Team
Jagadish Babu Vishwanatham
Kiran O. Reddy
Kush Kochgaway
Mohana Rajam Avudaiappan
Narayan O. S. Nandigam
Narsimha Rao Mannepalli
Rajnish Sharma
Rishi Munjal
Yohan Mehernosh Banaji

Toys R Us International Team
Aji Rajendrababu Warrier
Ammayappan Marimuthu
Ankit Agarwal
Gaurang Vijaygopal Nagar
Manivanna Raja Nagendra Bharathi
Ramesh Babu V.
Riby Sony Thomas
Sudip Ghose

Systems, Processes & Infrastructure
ISO 14001 Team
Chandraketu Jha
Krishna Kumar C.
Mahesh V. Kulkarni
Manjula M. K.
Rajanish Vaidya
Rajeshree Kisan Botre
Shrikant Y. Dangare
Sunil Advani
Ulhas R. Bhor
Uma Thomas
Vijaya Lakshmi Mani

Third Prize

Brand Management
Swiss France Team
Jitin Goyal
Nivedita Krishnamurthy
Pascal Beignon
Prakash Chellam
Saurav De Purkayastha
Thothathri Visvanathan

External Customer Delight

IKON Transitioning Application Team
Abhijeet Vijay Bankwar
Ananda Pratim Sengupta
Bharathan K.
Mathew Ninan
Mohammed Arif
Sandeep Vallabhji Savla
Suresha Adiga
Surjit K. K.

Emerson Implementation Team
Aindrila Sen Gupta
Amit Gupta
Amit Pasrija
Manoj Sivashankara Kurup
Nilanjan Chatterjee
Paresh Mahendra Thacker
Radha Krishna Murthy Naishadham
Sangeeta Das

Internal Customer Delight

KM Group
Einith Geno Chrysolite Robinson
Geetha Das
Latha A.
Padma Venkatesh Bhamidipati
Salmo Mahind Chandra Sen
Shivaprasad Gopalrao Kuskur
Suresh J. K.
Vikram B.

Systems, Processes & Infrastructure

India Payroll Team
Amarnath R. R.
Chandrakant K.
Girisha Prabhu G.
Kiran Shrinivas Gole
Srikumar P. C.
Sudhir Mysore Srinivasa Babu	External Customer Delight
Progeon Cisco Operations Team
Anirudh Dendukuri
Ashok Joshi
Hema Palaniappan
Keith Lazaro
Rajendra Dhanvantri
Ravishankar V. K.
Santhosh T. V.
Siri Vishwanath
Sushma Srinivas
Venkatgiri N. V.

Internal Customer Delight

Housekeeping Team

Recruitment & Recruitment Support Team
Anupal Banerjee
Anurag Maheshwari
Jharna Thammaiah K.
Pradeep Ganapathy
Rajesh Ahuja
Venkateshwaran Krishnamoorthy
Walter Fui Houng Tan

Social Consciousness

Individual Awards
Col. Krishna C. V.
Krishnamurthy C. M.
Lakshmi Upadhyaya

Group Awards

Employee Social Service Group
Ambili K.
Dinha Pramila D’Silva
Girish Aithal U. R.
Harshal Vyankatesh Ghanekar
Nitin Vyas
Raviraj Belma
Sabitha D’Souza
Sumana Kamath T.

Hinjawadi Foundation Team
Amit Deshpande V.
Amit Thakral
Neha Mahendra Shah
Pradnya Narahari Ghalsasi
Priti Budhia
Sandeep Bhowmick
Shilpa Hemal Shah

Prayaas Team
Ayushman Sinha
Ajay K. Bansal
Deepak Dahiya
Minoo
Pankaj Garg
Vishal Goyal

Systems, Processes & Infrastructure

Infosys Source Forge Team
Kavitha Kadambi
Manish Pande
Naveen K. Unni
Philip Joseph

14 | Awards for excellence 2003 – 04

Letter to the shareholder

“Because things are the way they are, things will not stay the way they are.” - Bertolt Brecht

Nandan M. Nilekani	S. Gopalakrishnan
Chief Executive Officer, President	Chief Operating Officer
and Managing Director	and Deputy Managing Director

Dear shareholder,

While the year ended with a Billion Dollar Day celebration, a proposed 3:1 bonus and a special one-time dividend of Rs. 100 per share, the beginnings were not quite as propitious. We began the year with the specters of the Iraq war, the SARS crisis and the possibility of continuous pricing pressure. The arrival of global competitors on Indian shores raised questions about our response and our resilience. As the year unfolded, however, the situation improved dramatically and fears were laid to rest. Today, our model has become mainstream. Additionally, we have achieved the size, scalability, brand, and ambition necessary to create the next generation consulting and software services company.

Equally important, this year revenues crossed the billion-dollar mark. Here are some of our key financials. Last fiscal year, under the Indian GAAP, our revenues grew at an enviable rate of 31.4% to Rs. 4,761 crore. This growth was almost 8% more than our initial guidance for the year. Our Profit After Tax (PAT) from ordinary activities increased from Rs. 958 crore to Rs. 1,243 crore. For fiscal year 2004, operating Profit Before Interest, Depreciation, Amortization and Taxes (PBIDTA) as a share of total revenues stood at 33.3%; and PAT from ordinary activities as a share of total revenues was 26.1%. Basic earnings per share from ordinary activities increased by 29.5% to Rs. 187.38.

Under US GAAP, revenues increased from US $ 754 million in fiscal year 2003 to US $ 1,063 million in fiscal year 2004 – a growth of 41.0%. Net income increased by 38.7%, from US $ 194.87 million in fiscal 2003 to US $ 270.29 million in fiscal 2004. Net income as a share of revenues was 25.4%. Earnings per ADS increased by 38.4% to US $ 2.06.

This year, we clearly demonstrated that scale was our forte. Whether it was processing 9,07,922 applications to hire 10,077 people; or adding

6,14,900 square feet of space, with 22,27,000 square feet work-in-process; or conducting 4,69,433 person days of training, the scalability of our platform was never in doubt.

But this year was about more than scalability. We completely redesigned our planning and implementation process, and evolved a clear strategy to aim for global leadership on the theme of rapid growth and rapid differentiation. We evolved three horizons of planning – the five-year model for long-term impact analysis; the three year business plans to ensure the preservation of the strategic intent; and a yearly budgeting cycle on a rolling 4-quarter basis, ensuring the predictability of the short term. These, accompanied by a major restructuring into Independent Business Units, have created multiple engines of growth, and have laid the foundation for the future.

As we became more and more strategic to our clients’ future, there were an unprecedented number of top level executive visits to the Bangalore campus.

In July, we made a successful sponsored secondary ADR issue. The enthusiastic response to the US $ 294 million issue confirmed that the investment community clearly understood the robustness, scalability, and disruptive impact on competition of our business model.

We recently launched Infosys Consulting Inc. (with a planned investment of US $ 20 million), thereby taking the battle into the competitors’ camp. Through this initiative, we combine world-class consulting with the excellence and cost competitiveness of global delivery.

The clamor against outsourcing, while abating to some extent, has the potential to create an unpredictable regulatory response. The strengthening of the Indian Rupee against the dollar by over 8.7% in the last year, and its continued appreciation, will have its impact on margins.

Letter to the shareholder | 15

Annual Report 2003 – 04

While pricing pressure has eased, the challenge is to create measurable value for clients, regain pricing power through differentiation, and successfully master the rules of the new global game.

Clients are now looking for a company that is a trusted advisor and a strategic partner. In this context, we continued to deepen our relationship with global corporations. The company added 103 new clients and strengthened its relationship with 379 clients worldwide, through the implementation of new initiatives. There was a 24% increase in the number of five-million-dollar clients; and around 33% increase in the number of twenty-million-dollar clients, from fiscal 2003 to fiscal 2004. Additionally, the company’s billing for three clients (on an LTM basis) has crossed US $ 50 million each.

In response to client needs, we have been working on several new service initiatives. Systems Integration (SI), in collaboration with key alliance partners, has developed and deployed major solutions like Accelerate, Digital I, and EIP. In addition, the Enterprise Solutions group has worked on products such as Oracle, SAP, PeopleSoft, Siebel, SeeBeyond, i2, Yantra, Ariba, etc. With a footprint of 100 banks in 30 countries across 6 continents, and with over 22 wins, Finacle®, Infosys’ universal banking solution, has emerged as a key global player in the banking products space. The Banking and Capital Markets group, which accounts for over 12% of North America revenues, has also made great strides in terms of providing optimal solutions for global clients.

Our subsidiary, Progeon Limited, saw very strong revenue growth from US $ 4.3 million in fiscal 2003 to US $ 17.2 million in fiscal 2004. Progeon signed 9 new clients during the year and continues to have a strong pipeline. Only 17% of revenue comes from voice-based operations. More and more customers are validating Progeon’s strategy of focusing on end-to-end back office processing with strong domain focus. There is considerable interest among clients for an integrated IT and BPO offering, and Progeon and Infosys are working together to bring that to market.

Managing risk is an inherent part of our corporate strategy. Geographical diversification into Asia and Europe has been a cornerstone of this mitigation strategy. This was the year that we made our maiden acquisition. We acquired Expert Information Services for US $ 24.3 million, and renamed it Infosys, Australia. We are now working towards the seamless integration of the 375 employees of Infosys, Australia. The company also set roots in China by incorporating Infosys, Shanghai, with a planned investment of US $ 5 million. We have been able to establish a premium position in the Japanese market through a large percentage of high value, high margin services. Growth across Europe also continues to be strong and revenues have grown by about 42%. We have been successful in nurturing relationships with European clients over the last two years, besides working with European units of American companies.

Consolidation of client knowledge through the Global Accounts Business Unit (GAC) has enabled significant benefits in the area of resource utilization, productivity, and risk management.

During the year, the Domain Competency Group (DCG) conducted business domain training across 9 vertical industries, both in India and at client locations, covering about 3,706 employees. Additionally, DCG consultants published 29 articles in reputed international industry journals, thereby demonstrating thought leadership in several vertical domains.

Research and Development is a key competitive asset. In this context, Software Engineering and Technology Labs (SETLabs), a pioneering strategic investment by Infosys, is providing an environment where ideas can be explored, concepts tested and experiments conducted.

SETLabs has published two books (“Mobile IP” and “Art and Technology of Software Engineering") and 55 papers in reputed international publications in the last year.

We have undertaken a number of initiatives to strengthen infrastructure, increase productivity, and improve quality. We have embarked on a program to build a scalable and robust Enterprise Applications Architecture, and has put in place a state-of-the-art Disaster Recovery solution for the information infrastructure. In fiscal 2004, our Information Security Management practices (including disaster recovery) were audited by Det Norske Veritas and were certified for compliance with the BS7799:2002-Part 2 standard. Additionally, a major initiative, PRidE, was undertaken to completely revamp the quality framework.

As we scale greater heights, the branding and marketing activities are geared towards meeting international challenges. Flagship campaigns like WIBTA (Wharton Infosys Business Transformation Awards), the CEO event in Japan and Milan (US and Europe) continued to provide great opportunities for networking and knowledge sharing. A successful session hosted by your company at the World Economic Forum attracted a number of CEOs. The Global Sourcing Summit, which was very well received among the global community, played a vital role in bringing together the best practices in outsourcing. Interaction with analysts and clients also increased through initiatives like the Customer Advisory Council.

People are our most valuable assets. With a clear focus on ‘nurturing and leveraging talent’, enabling and engaging Infoscions have been identified as key requirements in the quest for global leadership. In our efforts to create a high performance work ethic, we recently transitioned to a role-based structure. All roles have been mapped to different job and personal bands. This structure provides an equitable framework for people-related decision-making based on contribution to business and value addition. Managing post-acquisition issues has helped us mature our processes and explore new domains.

Keeping in mind the phenomenal growth of the last decade, we have chosen to invest in developing top tier leaders who can help the company maintain its lead and momentum in the marketplace. The Infosys Leadership Institute (ILI) identified about 400 employees to be supported in their leadership journey. A set of leadership competencies has been identified and a number of vehicles have been used to build these competencies. Significant initiatives include the Leaders Teach Leaders Series, feedback-intensive programs, nomination to Ivy League courses, and others. We believe that people, our greatest asset, will be the key success factor in our multi-billion dollar journey.

At the same time, we believe that corporations are social institutions. To ensure that we remain socially relevant, a number of activities and initiatives have been undertaken: fundraiser activities by Infosys, Canada and Australia; launching of a mid-day meal scheme for the children of St. Peters School (Employee Social Service Group, Mangalore Development Center); English classes for company security staff (Hinjawadi Foundation, Pune Development Center); medical relief for the flood-hit village of Bangrisingha, Orissa (Akanksha, Bhubaneswar Development Center); donations to the SOS villages of Rajpura (Mohali Development Center), etc.

We acknowledge the support, dedication, and hard work of all Infoscions in helping us become a truly global player. With our new global initiatives in place, we are excited to participate in the new game.

Infoscions, as always, are able and willing to rise to the occasion!

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore	Chief Executive Officer,	Chief Operating Officer
April 13, 2004	President and Managing Director	and Deputy Managing Director

16 | Letter to the shareholder

Annual Report 2003 – 04

Certification by Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the company

We, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director and T. V. Mohandas Pai, Chief Financial Officer and Director-Finance and Administration, of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1.	We have reviewed the balance sheet and profit and loss account (unconsolidated), and all its schedules and notes on accounts, as well as the cash flow statements and the Director’s report;

2.
Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;

3.
Based on our knowledge and information, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations;

4.	The company’s other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures for the company, and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b)	evaluated the effectiveness of the company’s disclosure, controls and procedures.

5.
The company’s other certifying officers and we have disclosed, based on our most recent evaluation, wherever applicable, to the company’s auditors and the audit committee of the company’s board of directors (and persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls, which could adversely affect the company’s ability to record, process, summarize and report financial data, and have identified for the company’s auditors, any material weaknesses in internal controls;

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls; and

c)
the company’s other certifying officers and we, have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

6.
In the event of any materially significant misstatements or omissions, the signing officers will return to the company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors, as decided by the audit committee.

7.
We affirm that we have not denied any personnel access to the audit committee of the company (in respect of matters involving alleged misconduct) and we have provided protection to ‘whistle blowers’ from unfair termination and other unfair or prejudicial employment practices.

8.	We further declare that all board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

	Nandan M. Nilekani	T. V. Mohandas Pai
Bangalore	Chief Executive Officer,	Chief Financial Officer and
April 13, 2004	President and Managing Director	Director – Finance and Administration

Certification by CEO and CFO | 17

Annual Report 2003 – 04

Directors’ report

To the members,

This is a historic year for your company, as the billion-dollar revenue mark was breached. In the light of this significant milestone achieved, your directors are delighted to present their report on the business and operations of your company for the year ended March 31, 2004.

Financial results	in Rs. crore, except per share data*

Year ended March 31,	2004	2003

Income	4,760.89	3,622.69
Software development expenses	2,495.31	1,813.30
Gross profit	2,265.58	1,809.39
Selling and marketing expenses	335.08	266.98
General and administration expenses	346.85	270.37
Operating profit (PBIDTA)	1,583.65	1,272.04
Interest	—	—
Depreciation and amortization	230.90	188.95
Operating profit after interest, depreciation and amortization	1,352.75	1,083.09
Other income	127.39	99.61
Provision for investment	9.67	23.77
Profit before tax	1,470.47	1,158.93
Provision for tax	227.00	201.00
Profit after tax	1,243.47	957.93
Dividends
Interim dividend	96.09	82.76
Final dividend (proposed)	99.96	96.05
One-time special dividend (proposed)	666.41	—
Aggregate dividend	862.46	178.81
Tax on dividends	110.50	12.30
Transferred to general reserve	200.00	766.82
Profit retained in profit and loss account	70.51	—
Earnings per share
(equity shares, par value Rs. 5/- each)
Basic	187.38	144.68
Diluted	185.05	143.37

* 1 crore equals 10 million

Results of operations

Total revenue increased to Rs. 4,760.89 crore from Rs. 3,622.69 crore in the previous year – a growth rate of 31.4%. Export revenues increased to Rs. 4,694.69 crore from Rs. 3,543.51 crore in the previous year – a growth rate of 32.5%. The operating profit increased by 24.5%, from Rs. 1,272.04 crore (35.1% of total revenues) in the previous year to Rs. 1,583.65 crore (33.3% of total revenues). The profit after tax increased to Rs. 1,243.47 crore (26.1% of total revenue) from Rs. 957.93 crore (26.4% of total revenue).

Dividend

In October 2003, we paid an interim dividend of Rs. 14.50 per share (290% on par value of Rs. 5/-). Your directors recommend a final dividend of Rs. 15.00 per share (300% on par value of Rs. 5/-), and a one-time special dividend of Rs. 100.00 per share (2,000% on par value of Rs. 5/-) aggregating to Rs. 129.50 per share (2,590% on par value of Rs. 5/-), for the current year. The total dividend for the year is Rs. 196.05 crore, as against Rs. 178.81 crore for the previous year. The total one-time special dividend for the year is Rs. 666.41 crore. Dividend (including dividend tax), as a percentage of profit after tax from ordinary activities, is 17.79% as compared to 19.95% in the previous year. The one-time special dividend (including dividend tax), as a percentage of profit after tax from ordinary activities is 60.46%.

The register of members and share transfer books will remain closed from May 28, 2004 to June 01, 2004, both days inclusive. The Annual

General Meeting of the company has been scheduled for June 12, 2004.

Appropriations

Your company proposes to transfer Rs. 200.00 crore to the general reserve. An amount of Rs. 70.51 crore is proposed to be retained in the profit and loss account.

Bonus issue of shares

Your directors recommend an issue of bonus shares in the ratio of 3:1, i.e. three additional equity shares for every one existing equity share held by the members on a date to be fixed by the Board, by capitalizing a part of the reserves.

Consequently, your directors also recommend a stock dividend on the company’s American Depositary Shares (ADSs) in the ratio of 2:1, i.e. one additional ADS for every one existing ADS held by the holders of the ADSs, as on a date to be fixed by the Board. Following the stock dividend on the ADS, the ratio for converting ADS into equity shares shall be fixed at one ADS for one equity share.

Subject to the approval of these proposals by the members in the company’s Annual General Meeting on June 12, 2004, your directors have fixed July 02, 2004 as the Record Date to determine the shareholders and holders of ADSs who will receive the bonus equity shares and additional ADSs respectively. The bonus equity shares will be credited on July 05, 2004 and the additional ADSs will be credited on July 06, 2004.

Increase in share capital

Your company issued 3,97,978 shares on the exercise of stock options, under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 6,62,43,078 shares during the previous year, to 6,66,41,056 shares as of March 31, 2004.

Delisting of securities

Your company is listed on the National Stock Exchange of India (NSE), The Stock Exchange, Mumbai (BSE), The Bangalore Stock Exchange Limited (BgSE) and on the NASDAQ National Markets in the United States.

The shares of your company are not presently traded on the Bangalore Stock Exchange and the entire trading of the company’s shares is done only at NSE and BSE. These exchanges have nation-wide trading terminals and therefore provide full liquidity to the investors. In view of this, your directors recommend the delisting of company’s shares from BgSE. The delisting of shares is subject to the approval of members at the ensuing annual general meeting.

Business

The year marked a general stability in prices and an increase of customer technology spends to higher levels than in the past two years. The stability on the pricing front and improved visibility were adversely affected by a general weakening of the US Dollar resulting in the Rupee reverting to its levels of over four years ago. However, the consistent message from all our clients and prospects was an overwhelming approval of the offshore model.

For your company, dealing with the above situation while focusing on increased growth was imperative. Your company acquired, invested and reorganized to meet the challenges of being a large corporation. These challenges will continue to grow with greater customer expectations, the need to invest in local markets and the assimilation of growing employee numbers.

18 | Directors’ report

Annual Report 2003 – 04

Accordingly, your company acquired its first company in Australia, invested the second tranche of funds in Progeon and took its development capabilities into China. Your company also reorganized to face new challenges of greater client expectations, rapidly changing economy and heightened competition, relating to both clients onsite and for resources offshore. The management re-positioned the addressing of customer needs along the twin axes of industry expertise and service offering excellence by the end of the third quarter.

At the beginning of the year, your company estimated a growth in software development services and product revenues, under Indian GAAP, at 21.7% to 23.6%. This was later revised as 30.1% to 30.3%. Despite the challenging environment, your company ended the year having grown software development services and product revenues by 31.4%.

Your company’s software export revenues aggregated Rs. 4,694.69 crore, up 32.5% from Rs. 3,543.51 crore the previous year - 72.4% of the revenues came from America, 19.5% from Europe, and 8.1% from the rest of the world. The share of the fixed-price component of the business was 34.1%, as compared to 36.7% during the previous year. Blended revenue productivity, in dollar terms, has declined by 6.1%.

The gross profit amounts to Rs. 2,265.58 crore (47.6% of revenue) as against Rs. 1,809.39 crore (49.9% of revenue) in the previous year. The onsite revenues have decreased from 54.7% in the previous year, to 53.0%. The onsite person-months comprised 31.6% of total billed efforts during the year as compared to 33.7% during the previous year. The operating profit amounted to Rs. 1,583.65 crore (33.3% of revenue) as against Rs. 1,272.04 crore (35.1% of revenue). Sales and marketing costs decreased from 7.4% of our revenue in the previous year to 7.0% of our revenue in the current year, while general and administration expenses decreased from 7.5% in the previous year to 7.3% in the current year. The net profit after tax was Rs. 1,243.47 crore (26.1% of revenue) as against Rs. 957.93 crore (26.4% of revenue) in the previous year.

Your company seeks long-term partnerships with clients while addressing their various IT requirements. Your company’s customer-centric approach has resulted in high levels of client satisfaction. Your company derived 88% of its revenues from repeat business (i.e. a customer who also contributed to revenues during the prior fiscal year) during the year. Your company added 103 new clients, which includes a substantial number of large global corporations. The total client base at the end of the year stood at 379. Further, your company has 130 million-dollar clients (115 in the previous year), 49 five-million-dollar clients (41 in the previous year) 25 ten-million-dollar clients (16 in the previous year), and 3 fifty-million-dollar clients (nil in the previous year).

Your company continued scaling up its infrastructure by adding another 6.16 lakh square feet of physical infrastructure space. The total available space now stands at 40.46 lakh square feet. The number of overseas marketing offices as of March 31, 2004 was 25.

Your company ends the landmark year with the knowledge that the journey has only begun. With the new structure, acquisition and investments set to bear fruit in fiscal 2005, your company is prepared to face the new challenges that come with the ever increasing demand for outsourcing. Today, we believe that your company has the brand, value proposition and ambition to build the next generation technology services and consulting company.

Banking Business Unit (BBU)

Your company’s product, Finacle®, has now emerged as an integrated-yet-modular Universal Banking Solution. Offering end-to-end solutions across core banking, treasury, wealth management, consumer e-banking, business e-banking, web based cash management, multi channel, mobile payments, alerts and banking CRM, Finacle® is uniquely positioned to address the needs of new-age banks, be it retail banks, corporate / wholesale banks, universal banks, private banks or community banks. BBU acquired 22 new clients, seven in India and 15 overseas, during the year.

During the year, Finacle® also emerged as the world’s most scalable core banking solution by achieving an unparalleled performance of over 7,000 TPS (transactions per second) translating into 26 million transactions per hour, in a scalability test audited by Ernst and Young. This is the highest performance achieved so far by any core banking product worldwide. Today Finacle® powers some of the largest open systems based core banking sites in the world: sites with a peak transaction load of approximately eight million transactions per day, about 30 million customers and nearly 10,000 users.

Development centers in India

Your company incurred capital expenditure aggregating Rs. 341.01 crore on physical infrastructure, up from Rs. 143.15 crore the previous year. Further, your company incurred Rs. 88.86 crore on technological infrastructure, up from Rs. 76.11 crore the previous year. In all, Rs. 429.87 crore has been invested during the year, up from Rs. 219.26 crore the previous year.

In Bangalore, two software development blocks were completed with a built up area of 2,40,000 square feet capable of accommodating 2,000 professionals. Two more software development blocks with a built up area of 4,26,000 square feet capable of accommodating 4,000 professionals, and the multimedia center (Infosys Studio) with a built up area of 26,000 square feet, are under completion. The existing capacity at Bangalore campus comprises 16,24,836 square feet capable of accommodating 9,152 professionals.

In Pune, a Customer Care Center with a built up area of 85,000 square feet, capable of accommodating 350 professionals, was completed. This campus has a built up area of 5,89,647 square feet with a capacity of 3,626 seats. For the second campus in Pune, civil works are in progress for one software development block with a built up area of 1,35,000 square feet, capable of accommodating 1,300 professionals.

In Bhubaneswar, the third software development block with a built up area of 95,000 square feet, capable of accommodating 800 professionals, is nearing completion. Civil works are in progress for the Employee Care Center with a built up area of 1,00,000 square feet. Currently, the campus has a built up area of 1,89,000 square feet with a capacity of 1,200 seats.

In Chennai, a Customer Care Center with a built up area of 75,000 square feet, capable of accommodating 250 professionals, was completed. Civil works are in progress for the Employee Care Center with a built up area of 75,000 square feet. Currently, the campus has a built up area of 4,21,317 square feet with a capacity of 2,906 seats. For the second campus in Chennai, civil works are in progress for a software development block with a built up area of 1,25,000 square feet, capable of accommodating 1,200 professionals.

In Hyderabad, a software development block of 1,45,000 square feet, with a seating capacity of 1,220 professionals, was completed. Civil works are in progress for the fourth software development block with a built up area of 1,54,000 square feet, capable of accommodating 1,100 professionals. Currently the campus has a built up area of 4,62,000 square feet with a capacity of 2,865 seats.

In Mysore one software development block of 1,00,000 square feet with a seating capacity of 850 professionals was completed. Construction is on for the Education and research block with online classrooms capable of training 4,000 trainees at a time, hostel facilities which include the accommodation rooms and the food court, all these developments with a built up area of 10,91,000 square feet. Currently, the campus has a built up area of 5,18,450 square feet capable of accommodating 1484 professionals.

In Thiruvananthapuram interiors were completed in the leased space with a built up area of 22,000 square feet capable of accommodating 220 professionals.

Directors’ report | 19

Annual Report 2003 – 04

In Melbourne, fitting out of a new office in a more spacious premises at St. Kilda Road was taken up this year. This office occupies two floors in the building with a total area of 28,030 sq. ft. and has a seating capacity of 250 in total. One floor has already been occupied while the other floor will be ready for occupation by the middle of April 2004.

In addition, the offices of Expert Communications at Lonsdale Road were taken over by Infosys. This office had a floor space of 12,080 sq. ft. spread over two floors and a seating capacity of about 90. Along with the reorganization of this existing offices layout, additional floor space of 5,565 sq. ft. has also been taken up for fit out in the same building. After the completion of these in April 2004, the total area at Lonsdale Road office will be 17,645 sq. ft. and the seating capacity 213.

In Mauritius, 27,000 sq. ft. capable of accommodating 450 personnel has been leased out. This will also be the Disaster Recovery Center for the company. The company has also leased 25 acres of land from the Government of Mauritius.

As of March 31, 2004, in India, the company had 40,46,250 square feet of space capable of accommodating 22,730 professionals and an additional 22,27,000 square feet under completion.

Sexual harassment litigation

During the year, the lawsuit filed by Ms. Reka Maximovitch was settled for US $ 3 million. The lawsuit was filed against Mr. Phaneesh Murthy, a former member of the Board and the company. Your company contributed US $ 1.5 million and the balance US $ 1.5 million was contributed by the insurers under the company’s Directors and Officers Liability Insurance cover.

Infosys learnt that Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the Company and Mr. Phaneesh Murthy, a former Member of the Board. The lawsuit has been filed in the Superior Court of California, Alameda County, and generally alleges that Mr. Phaneesh Murthy sexually harassed Ms. Griffith while she was employed at Infosys. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

Progeon Limited

During the year, your company invested the second tranche of Rs. 12.25 crore in Progeon Limited (Progeon), the majority owned subsidiary, purchasing 1,22,50,000 equity shares of Rs. 10/- each fully paid up. Progeon also obtained the second tranche of funding of Rs. 44.80 crore from Citicorp International Finance Corporation, USA, through investment in cumulative, convertible, redeemable preferred shares of face value of Rs. 100/- each at a premium of Rs. 2.40 per share. During the year, Progeon added nine clients and generated revenue of Rs. 78.14 crore, with a net loss of Rs. 0.60 crore. The employee strength as on March 31, 2004 was 1,878.

Progeon formed a wholly owned subsidiary, Progeon SRO, with an investment outlay of US $ 1.1 million. Progeon SRO was incorporated on February 4, 2004 in Brno, Czech Republic.

Strategic investments

On April 8, 2004 your company launched Infosys Consulting, Inc. (with a planned investment of US $ 20 million), thereby taking the battle into the competitor’s camp. Through this initiative, it combines world-class consulting with the excellence and cost competitiveness of global delivery.

Your company also formed a wholly owned subsidiary, Infosys Technologies (Shanghai) Co. Limited, in China, with an investment outlay of US $ 5 million. Your company proposes to establish a software development center for 200 professionals in Shanghai. The China subsidiary will be offering end-to-end software services to domestic and multinational companies operating in China. It will also serve as a hub for software services in the Asia Pacific region.

Acquisitions

Your company acquired 100% equity in Expert Information Services Pty. Limited, Australia (Expert). The transaction was completed effective January 2, 2004. The acquired company was renamed Infosys Technologies (Australia) Pty. Limited (Infosys Australia).

Expert was one of Australia’s leading IT service providers specializing in the designing, building and integration of business solutions and products for leading companies in Australia. Its clients included medium and large enterprises, which span across various industry verticals such as telecommunications, financial services, retail, and government sectors.

The transaction value was approximately A $ 32.0 million (US $ 24.3 million) and comprised payment in cash on completion of the transaction and earn-out on achieving targeted financial conditions over a three year period ending March 31, 2007.

Management is presently undertaking a seamless integration of Infosys Australia with erstwhile Australia operations of your company. This will accelerate market penetration in Australia and provide enhanced value to clients.

Human resource management

Employees are vital to your company. Your company has created a favorable work environment that encourages innovation and meritocracy. Your company has also put in place a scalable recruitment and human resource management process, which enables it to attract and retain high caliber employees. Your company added 8,021 (net) and 10,077 (gross) employees, taking the total strength to 23,377, up from 15,356 at the end of the previous year. Your company’s attrition rate, stands at 10.5% for the year (6.9% for the previous year). Over the last year, 9,07,922 people applied to Infosys. Clearly, your company remains an employer of choice.

At your company, the key focus has been to change the mindset from ‘human resource utilization’ to ‘nurturing and leveraging talent’. Towards this, your company has instituted a programme, ‘Engage and Enable Infoscions’, as a key track to focus on in the quest towards achieving global leadership. Transitioning business on the concept of verticals and managing post acquisition issues brought in key people challenges, which helped its people processes mature and explore new domains.

Your company continued with its PCMM journey to ensure that its people practices meet the requirements of proven international standards. In keeping with its high performance work ethic, your company enhanced its performance management process. This process incorporated objective setting as a key requirement. The concept of variable pay has been institutionalized. It plans to further reinforce these concepts on a continuous basis.

Your company believes in investing in people competencies for the business requirements of tomorrow. Towards this, your company has been enabling Infoscions to become solution focused, have a global mindset and stay connected. Launching the ES (Enterprise Solutions-ERP) University, reinforcing the leadership development model and furthering the ‘Leaders Teach’ concept, has enhanced the already existing initiatives like role-based training and reinforcing e-learning.

Branding

As your company scales greater heights, the branding and marketing activities are geared towards meeting international challenges. Flagship campaigns like WIBTA (Wharton Infosys Business Transformation Awards), the CEO event in Japan, and Milan (our annual customer forum held in the US and Europe) continued to provide great opportunities for networking and knowledge sharing. A successful session hosted by Infosys at the World Economic Forum also attracted a number of CEOs. The Global Sourcing Summit was very well received among the global community and played a vital role in bringing together the best practices

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in outsourcing. Interaction with analysts and clients also increased through initiatives like the Customer Advisory Council.

Quality

Your company firmly believes that ‘pursuit of excellence’ is one of the most critical components for competitive success in the global market. Your company has achieved high maturity through rigorous adherence to highly evolved processes, which have been systematically benchmarked against world-class operating models. These include ISO 9001-TickIT, SEI-CMM / CMMI, BS7799, ISO14001 and the Malcolm Baldrige / EFQM Frameworks. Your company is rated at Level 5 of the Capability Maturity Models (CMM and CMMI), which are world-class benchmarks in software process management. Regular and rigorous assessments are conducted by reputed external assessors vis-à-vis CMM, CMMI, PCMM and CII-EXIM (based on EFQM / Baldrige models).

To address the challenges of the future and to ensure performance improvement in an integrated manner, your company has launched a number of initiatives:

•	PRidE: Process Repository @ Infosys for Driving Excellence, integrated with tools and knowledge base that optimizes execution across the globe.

•	Improving quality and productivity through standardization of engineering processes for key technologies with tools, methodologies and reusable components and framework.

•	Use of Six Sigma for enhanced customer focus and improved service delivery in maintenance, production support and engineering design.

•
Enabling people with focused accreditation programs like CSQA, PMI, CSTE, CFPE, internal process training on quantitative project management, statistics for decision making, integrated requirements analysis, etc.

Your company has also helped many of its clients improve their processes and systems by providing high-end software process consulting services. This is testimony to your company’s process leadership.

Infosys Leadership Institute

The phenomenal growth of the company in the past decade, coupled with globalization, has given us the impetus to focus on developing leaders for the coming decades. As we create thousands of effective managers in the organization, we have also chosen to invest in developing top tier leaders who can help the company maintain its lead and momentum in the market place. We have identified about 400 employees to be supported in their leadership journey. A set of leadership competencies as distinct from the managerial skills, has been identified and a number of vehicles have been used to build these competencies. Significant initiatives here include Leaders Teach Leaders Series of Experience Sharing Sessions, Feedback Intensive Programs, nomination to Ivy League courses, and others. We have also created the best infrastructure in India for leadership development by building a residential campus for the Infosys Leadership Institute on a 228-acre campus in Mysore.

Building global academic relationships

Your company has strongly focused its branding efforts on some of the best names in the world of academia – knowing that its message extends beyond campuses to many powerful corner offices. Your company’s effort in proactively branding itself on university campuses abroad has helped position it as a global brand in the minds of its customers, partners, shareholders and employees. This year, your company has hosted student groups and faculty from 21 colleges including Harvard Business School, Wharton, MIT Sloan School of Management, Kellogg School of Management at Northwestern University, Fuqua School of Business at Duke University etc. InStep and

Academe are the two initiatives that contribute substantially in making your company a name to reckon with in the international academia.

InStep – Global Internship Program

InStep is your company’s Global Internship Program. By attracting students from the best academic institutions around the world, InStep has not only built brand equity for your company, but is also key to its international recruitment initiative.

While the students benefit from learning first hand in a corporate environment, your company gains brand equity, value addition to current projects and enhanced awareness in the universities. As a result of such exposure, many universities have requested for senior management from your company to speak at their seminars and forums. This reiterates your company’s position as a thought leader in the business and technology spheres. Further, interns have published case studies and white papers that help position Infosys as a global technology leader.

InStep also promotes a multi-cultural environment at your company. Last year, the program enabled interns from 17 different nationalities, to share their experiences and perspectives. Further, your company recruits interns from diverse academic backgrounds, spanning technology students from Stanford to business students from Wharton. This year, your company has held ‘InStep: Information Sessions’ in the United States of America, Canada, Mexico, United Kingdom, France, Germany, India, Australia, Singapore, Thailand and Japan and has received over 8,000 applications for 70 internship positions.

Academe

Your company has partnered with the academia to build a set of case studies. Besides unfurling the banner of your company’s brand in the international academic circles, these case studies have positioned your company as a global brand.

These cases have reached current students and high-power alumni of some of the best universities in the world like Harvard, Wharton, NYU and LBS. A case written by Stern School of Business, NYU, was published as an article in the prestigious SternBusiness magazine, which reaches thousands of Stern alumni as well as the board of Stern. Some of the case studies completed in the recent past outline the working of Infosys or capture its history and growth. This year we initiated four cases studies with top colleges, including INSEAD, France.

Additional information to shareholders

Your company has provided additional information in the form of intangible assets scoresheet, human resources accounting, value-added statement, brand valuation, economic value-added statement, current-cost-adjusted financial statements, and financial statements in substantial compliance with the GAAP of six countries.

Corporate governance

Your company continues to be a pioneer in benchmarking its corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and abroad. In line with the company’s commitment to good corporate governance practices, your company appointed Mr. Deepak M. Satwalekar as the Lead Independent Director.

Also, your company is the first public company in India to have undergone the corporate governance audit by Standard and Poor’s. Standard and Poor’s has rated your company’s corporate governance practices at CGS 8.6 on a scale 10.

ICRA has rated your company’s corporate governance practices at CGR 1, while CRISIL has rated the same at GVC Level 1.

Your company has complied with all the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal 2004, the compliance report is provided in the Corporate

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governance report in this Annual Report. The auditor’s certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

Your directors have documented your company’s internal policies on corporate governance. In line with the committee’s recommendations, the management’s discussion and analysis of the financial position of the company is provided in this annual report and is incorporated here by reference.

Your company continues its practice of providing a report on its compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

Employee Stock Option Plan (ESOP)

Your company has introduced various stock option plans for its employees. However, the grant of stock options to employees has been temporarily suspended both under the 1998 and 1999 stock option plans, pending clarity in the regulations relating to grant of stock options as well as the accounting regulations relating to the same.

1994 Stock Offer Plan (the 1994 plan)

The 1994 plan came to an end in fiscal 2000. No further options will be issued under this plan.

1998 Stock Option Plan (the 1998 plan)

Your company has issued 95,900 ADS-linked stock options to 39 employees during the year under the 1998 plan. Details of such options granted under the 1998 plan are given below.

Description		Details

1.	Total number of shares	29.40 lakh ADS representing 14.70 lakh shares
2.	The pricing formula	Not less than 90% of the fair market value as on date of grant
3.	Ratio of ADS to equity shares	One share represents two ADSs
4.	Options granted during the year	95,900 options representing 47,950 equity shares
5.	Weighted average price per option granted	US $47.50 (Rs. 2,061.50); 100% of fair market value on the date of grant
6.	Options vested (as of March 31, 2004)	7,70,991 options representing 3,85,495 equity shares
7.	Options exercised during the year	2,58,870 options representing 1,29,435 equity shares
8.	Money raised on exercise of options	Rs. 34.43 crore
9.	Options forfeited during the year	4,04,931 options representing 2,02,465 equity shares
10.	Total number of options in force at the end of the year	19,35,505 options representing 9,67,752 equity shares
11.	Grant to senior management	Nil
12.	Employees receiving 5% or more of the total number of options granted during the year	Nil

1999 Stock Option Plan (the 1999 plan)

Your company has issued 1,92,800 stock options to 595 employees and one independent director during the year under the 1999 plan. The details of such options granted under the 1999 plan are given below.

Description		Details

1.	Total number of shares	66.00 lakh shares
2.	The pricing formula	At the fair market value as on date of grant
3.	Options granted during the year	1,92,800 options representing 1,92,800 equity shares
4.	Weighted average price per option granted during the year	Rs. 3,072 (100% of fair market value on the date of grant)
5.	Options vested (as of March 31, 2004)	21,08,580 options representing 21,08,580 equity shares
6.	Options exercised during the year	2,68,543 options representing 2,68,543 equity shares
7.	Money raised on exercise of options	Rs. 87.84 crore
8.	Options forfeited during the year	3,94,898 options representing 3,94,898 equity shares
9.	Total number of options in force at the end of the year	45,90,530 options representing 45,90,530 equity shares
10.	Grant to senior management and independent directors	Sridar A. Iyengar. No. of options: 2,000
11.	Employees receiving 5% or more of the total number of options granted during the year	Nil

During the year the company has embarked on ensuring full compliance with the US Sarbanes-Oxley Act of 2002. Several aspects of the act such as the Disclosure Committee Requirements, Whistleblower Policy, Code of Conduct for Senior Officers and Executives have already been instituted. Presently, the company is in an advanced stage of ensuring compliance under Section 404 of the act, relating to the certification by the CEO and CFO of the appropriateness of internal controls relating to financial reporting.

Responsibility statement of the board of directors

The directors’ responsibility statement, setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies (Amendment) Act, 2000, in respect of the financial statements, is annexed to this report.

The Securities and Exchange Board of India (SEBI) had earlier issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the option over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

The company’s 1994 stock option plan was established prior to SEBI guidelines on stock options. Shares under the 1994 stock option plan was granted to employees at Rs. 50/- per share (adjusted for stock split). The company also has the 1998 stock option plan and 1999 stock option plan. Under the 1998 and 1999 stock option plan, the options are issued to the employees at an exercise price not less than the fair market value.

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Applying the fair value method as defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows:

		in Rs. crore

Year ended March 31,	2004	2003

Net profit:
as reported	1,243.47	957.93
adjusted pro forma	1,016.10	679.22
Basic earnings per share:
as reported	187.38	144.68
adjusted pro forma	154.14	102.58

Employees Welfare Trust

In 1994, your company had issued 7,50,000 warrants to the Infosys Technologies Limited Employees Welfare Trust (the Trust), for the benefit of the employees, by creating a stock option plan viz., the 1994 Employees Stock Offer Plan. The Trust has successfully completed the administration of the 1994 Stock Offer Plan, which expires in September 2004. As of date, the Trust has in its ownership, 3,53,400 shares which are unutilized. These shares have been irrevocably granted to the Trust and are to be used for the benefit and welfare of the employees.

Your company now proposes to form a new Trust, which would undertake welfare activities for the benefit of the employees using as the corpus, the shares remaining in the ownership of the trust or any proceeds arising from the shares remaining as aforesaid.

Liquidity

Your company continues to be debt-free, and maintains sufficient cash to meet its strategic objectives. Liquidity in the balance sheet needs to balance between earning adequate returns and the need to cover the financial and business risks. Liquidity also enables your company to make a rapid shift in its direction, should the market so demand. Your company has recommended a one-time special dividend of Rs. 100 per share aggregating to Rs. 666.41 crore. This is a reflection of your company’s focus on maintaining a fine balance between cash required for growth with that of enhancing returns to the shareholders. During the current year, internal cash accruals have more than adequately covered working capital requirements, capital expenditure of Rs. 429.87 crore and dividend payments, and have resulted in a surplus of Rs. 1,130.49 crore. As on March 31, 2004, your company had liquid assets including investments in liquid mutual funds, of Rs. 2,769.00 crore as against Rs. 1,638.51 crore at the previous year-end. These funds have been invested in deposits with banks, highly rated financial institutions and in liquid mutual funds.

Research and education initiatives

Your company trained over 7,441 employees as part of its Foundation Program training. Continuing education is imparted in advanced technologies and managerial skills for the employees. The project Management Competency Development initiative was launched to focus on enhancing project management competency across the company. The aggregate training imparted by your company to its employees exceeded 4,49,390 trainee person days.

The Infosys Fellowship Program, instituted by your company at 14 premier academic institutions in India to support research work leading to a PhD has been well received. At present, there are 38 Infosys Fellowship awardees undergoing PhD programs at various institutions. Ten Infosys fellows have completed the doctoral research / have submitted the thesis and most of them have already been awarded a PhD by the respective institutions.

Your company continues to leverage the collective knowledge of the organization for competitive advantage. The Knowledge Management (KM) program, initiated in August 2000, has resulted in the active generation and widespread use of reusable knowledge. The central knowledge repository has, as of date, over 8,000 knowledge assets. Additionally, more than 10,000 artifacts were created by employees as direct deliverables. On an average, 2,500 knowledge assets are downloaded by Infoscions every work-day. You will be pleased to know that your company won the prestigious Global MAKE (Most Admired Knowledge Enterprises) award for the year 2003, along with 19 other world’s leading companies from across industries.

Infosys Foundation

Your company is committed to contributing to society. In 1996, it established the Infosys Foundation as a not-for-profit trust to support initiatives that benefit the society at large. The Foundation supports programs and organizations devoted to the cause of the destitute, rural poor, mentally challenged, belonging to the economically backward sections of the society. It also helps preserve certain arts and cultural activities of India, which are under the threat of dying out. Grants to the Foundation during the year aggregated Rs. 12.00 crore, as compared to Rs. 5.53 crore in the previous year.

A summary of the work done by the Foundation appears in the Infosys Foundation section of this report. On your behalf, your directors express their gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for the activities.

Community service

Your company, through its Computers@Classrooms initiative, launched in January 1999, has donated 729 computers to various institutions across India. Additionally, your company has applied to the relevant authorities for permission to donate computers to educational institutions on an on-going basis in the future. Microsoft Corporation continues to participate in this initiative by donating relevant software. We would like to place on record our appreciation for its continued support.

Awards

Your directors are happy to report some of the awards that your company received during the year.

•	Infosys ranked 34 among WIRED magazine’s 40 companies that are reshaping the global economy

•	Business Week ranked Infosys 74 among the top 100 fastest growing IT companies in the world

•	Infosys rated as India’s most respected company by FT-PwC survey.

•
In its latest book “Beyond Branding”, the Medinge Group, a high level international think-tank on branding and business, has identified Infosys as one of the eight companies across the world as “top brands with a conscience”

•
Infosys has been presented with a Texas Instruments (TI) 2001 Supplier Excellence Award. The award, given annually, honors firms whose dedication and commitment in supplying products and services meet TI’s high standards for excellence

•	Institute of Chartered Accountants of India award for excellence in financial reporting for the year 2002-03 for the eighth successive year.

•	Infosys won the prestigious Global Most Admired Knowledge Enterprises (MAKE) Award, for the year 2003

Fixed deposits

Your company has not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

Directors

As per Article 122 of the Articles of Association, Mr. Deepak M. Satwalekar, Prof. Marti G. Subrahmanyam, Mr. S Gopalakrishnan Mr. S. D. Shibulal and Mr. T. V. Mohandas Pai retire by rotation in the

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Annual Report 2003 – 04

forthcoming Annual General Meeting. All of them, being eligible, offer themselves for reappointment.

Auditors

The auditors, Bharat S. Raut & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Secondary American Depositary Shares (ADS) offering

Your company successfully sponsored the Secondary American Depositary Shares Offering. A total of 10,109 offers consisting of 1,48,63,802 equity shares were received in the offer period, i.e. during July 16, 2003 to July 25, 2003. Of the received offers, 338 offers consisting of 24,630 equity shares were rejected for being invalid offers and the balance of 9,771 valid offers were accepted.

On July 31, 2003, 52,18,000 ADSs representing 26,09,000 equity shares were sold in the sponsored ADR offering at a price of US $ 49.00. On August 1, 2003, the Underwriters exercised the over allotment option and purchased a further 7,82,000 ADSs representing 3,91,000 equity shares at a price of US $ 49.00. The gross proceeds from the sale of the 60,00,000 ADSs representing 30,00,000 equity shares, aggregated to US $ 294 million.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Subsection (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are set out in the annexure included in this report.

Subsidiaries

Your company has three direct subsidiaries viz. Progeon Limited, Infosys Technologies Australia Pty. Limited and Infosys Technologies (Shanghai) Company Limited. As per Section 212 of the Companies Act, 1956, your company is required to attach the directors report, balance sheet and profit and loss account of these subsidiaries. Your company applied to the central government for an exemption from such attachment as it presents the audited consolidated accounts of the company and its subsidiaries in the annual report. Your company believes that the consolidated accounts present a full and fair picture of the state of affairs and the financial condition as is done globally. The Central Government has granted exemption from complying with Section 212 with respect to Progeon Limited and Infosys Technologies (Shanghai) Company Limited. Approval from the Central Government with respect to Infosys Technologies Australia Pty. Limited is awaited. Accordingly, the annual report of your company does not contain the financial statements of these subsidiaries, but contains the audited consolidated financial statements of the company and its subsidiaries.

The annual accounts of these subsidiary companies, along with related information, is available for inspection during business hours at the company’s registered office.

Your company has one step-down subsidiary Progeon SRO (wholly owned subsidiary of Progeon Limited). Progeon SRO was incorporated on February 4, 2004 in Brno, Czech Republic. The company has not commenced any business operations as of the date of this report. Hence, the annual report of your company does not contain the financial statements of Progeon SRO.

Particulars of employees

As required under the provisions of section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure included in this report. The Department of Company Affairs, has recently amended the Companies (Particulars of employees) Rules, 1975 to the effect that particulars of employees of companies engaged in Information Technology sector posted and working outside India not being directors or their relatives, drawing more than rupees twenty four lakh per financial year or rupees two lakh per month, as the case may be, need not be included in the statement but, such particulars shall be furnished to the Registrar of Companies. Accordingly, the statement included in this report does not contain the particulars of employees who are posted and working outside India.

Acknowledgments

Your directors thank the company’s clients, vendors, investors and bankers for their continued support during the year. Your directors place on record their appreciation of the contribution made by employees at all levels. Your company’s consistent growth was made possible by their hard work, solidarity, cooperation and support.

Your directors thank the Government of China, Australia, Mauritius and the Czech Republic. Your directors also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Software Technology Parks – Bangalore, Chennai, Hyderabad, Mohali, Mysore, Pune, Bhubaneswar, Mangalore, Thiruvananthapuram and New Delhi, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state governments, and other government agencies for their support, and look forward to their continued support in the future.

For and on behalf of the board of directors

	Nandan M. Nilekani	N. R. Narayana Murthy
Bangalore April 13, 2004	Chief Executive Officer, President and Managing Director	Chairman and Chief Mentor

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Annexure to the directors’ report

a)	Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

1. Conservation of energy

The operations of your company are not energy-intensive. However, significant measures are taken to reduce energy consumption by using energy-efficient computers and by purchasing energy-efficient equipment. Your company constantly evaluates new technologies and invests to make its infrastructure more energy-efficient. Currently, your company uses CFL fittings and electronic ballasts to reduce the power consumption of fluorescent tubes. A building automation system to control the working of air conditioners and to make them more energy-efficient, has been implemented. Air conditioners with energy-efficient screw compressors for central air conditioning and air conditioners with split air conditioning for localized areas are used. High efficiency, hydro-pneumatic pumps are being used in water pumping systems. As energy costs comprise a very small part of your company’s total expenses, the financial impact of these measures is not material.

In addition, your company is using amorphous core transformers in place of conventional transformers in all its locations, which operate at an efficiency of over 99%. Your company is also using power factor correctors at the supply level of the state grid power to achieve high energy efficiency.

2. Research and Development (R&D)

Research and development of new services, designs, frameworks, processes and methodologies continue to be of importance at your company. This allows your company to enhance quality, productivity and customer satisfaction through continuous innovation.

a. R&D initiative at institutes of national importance

This initiative has been described in the Research and education initiatives section in the Directors’ report.

b. Specific areas for R&D at your company

Your company spent Rs. 44.54 crore on R&D in the financial year 2004. Of this, Rs. 20.66 crore was spent on enhancing and developing new functionalities in the banking product suite Finacle®. As a result, today, Finacle® is one of the premier banking product suites in the world with over 94 customers across 27 countries.

The remainder amount of Rs. 23.88 crore was spent on methodologies and new technologies, which allow your company to improve its service capabilities. Your company has further enhanced the requirements modeling tool ‘InFlux™’ to include performance modeling. Increased deployment is helping your company capture software requirements better and is reducing requirements-related defects in its development projects. This allows the company to differentiate its development methodology.

Your company’s Domain Competency Group (DCG) is developing new models for several vertical industry segments. These industry solutions address some of the current problems faced by these industries. Examples are Straight Through Processing (STP) for the financial services industry, Perishables Management for the grocery industry, and HIPAA for the health care industry.

Your company’s employees have published several papers in international and domestic journals and magazines on various topics. A book has been brought out based on the research done by our Software Engineering and Technology Labs (SETLabs) called ‘The Art and Technology of Software Engineering’. Your company’s employees have also participated as speakers in several international and domestic conferences.

c. Benefits derived as a result of R&D activity

Your company’s performance testing center and the e-commerce research labs have been instrumental in building expertise in the areas of software performance solutions, testing, architecture and prototype development.

d. Future plan of action

There will be continued focus on and increased investment in the above R&D activities. Future benefits are expected to flow in from initiatives undertaken this year.

e. Expenditure on R&D for the year ended March 31,

in Rs. crore
	2004	2003

Revenue expenditure	43.06	13.77
Capital expenditure	1.48	0.67

Total R&D expenditure	44.54	14.44
R&D expenditure as a percentage of total revenue	0.94%	0.40%

3. Technology absorption, adaptation and innovation

Your company has identified three thought leadership areas – Knowledge Management, Collaborative Technologies and Convergence Technologies. Your company has created technology roadmaps in these areas that anticipate changes based on the evolution of technology in two to five years. Based on these technology roadmaps, your company has created various scenarios in vertical industry segments and has developed proof-of-concept applications, along with clients and technology partners. For instance, your company has created proof-of-concept applications in collaborative technologies such as .NET along with Microsoft. This has been demonstrated to its clients, and has resulted in your company getting several new projects in the .NET technology area. As mentioned earlier, your company has won the prestigious ‘Most Admired Knowledge Enterprise (MAKE)’ award for its knowledge management practices.

4. Foreign exchange earnings and outgo

a.	Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

In fiscal 2004, 98.6% of revenues were derived from exports. Over the years, your company has established a substantial direct-marketing network around the world, including North America, Europe and the Asia Pacific regions. These offices are staffed with sales and marketing specialists, who sell your company’s services to large, international clients.

During the year, your company opened marketing offices in Reston and Rochester, USA. Your company also launched a global initiative to increase the awareness of the Infosys brand, and of its products and services. Several press and public relations exercises were launched in the US to enhance your company’s visibility. Further, your company plans to continue to participate in specific international exhibitions to promote its products and services.

b.	Foreign exchange earned and used for the year ended March 31,

in Rs. crore
	2004	2003

Earnings	4,532.56	3,377.87
Outflow (including capital goods and imported software packages)	2,007.54	1,593.85

Net	2,525.02	1,784.02

For and on behalf of the board of directors

	Nandan M. Nilekani	N. R. Narayana Murthy
Bangalore	Chief Executive Officer,	Chairman and Chief Mentor
April 13, 2004	President and Managing Director

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Annual Report 2003 – 04

Annexure to the directors’ report

b) Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors’ report for the year ended March 31, 2004

Sl No.	Name	Designation	Qualification	Age(Years)

1	Anurag Gupta	Delivery Manager	BSc, MCA	39
2	Balakrishnan V.	Senior Vice President – Finance & Company Secretary	BSc, ACS, CA	39
3	Balasubramanian P.	Senior Vice President – Infosys Leadership Institute	BTech, MTech, PhD	54
4	Binod H. R.	Vice President – Commercial & Facilities	BE	41
5	Chandra Shekar Kakal	Vice President – Hyderabad Development Centre	BE, MBA, PGD	43
6	Dheeshjith V. G.	Vice President – Transportation & Services	BSc, ME	40
*7	Elangovan K.	Delivery Manager	BE	35
8	Ganesh Gopalakrishnan	Vice President – Delivery
9	Girish G. Vaidya	Senior Vice President – Banking Business Unit	BE, PGD	53
10	Hema Ravichandar	Senior Vice President – Human Resources Development	BA, PGD	42
*11	Jayaram G. K.	Director – Infosys Leadership Institute and Advisor to Management Council	BSc, BE, PGD, PhD	62
*12	Mohan Sekhar	Senior Vice President – Delivery (North Americas)	BE, MS	41
13	Mohandas Pai T. V.	Director – Chief Financial Officer & Head – Finance & Administration	BCom, LLB, FCA	45
14	Narendran Koduvattat	Vice President – Resources, Energy and Utilities (Insurance, Health Care & Life Sciences)	BSc BE(H), PGD	37 41
15	Parameswar Y.	Vice President – Product Engineering	BE, MTech	48
16	Prabhu M. S. S.	Senior Vice President – Engineering & IT Solutions for Aero & Auto	BE, PhD	56
17	Pravin Rao U. B.	Senior Vice President – Retail, Distribution & CPG	BE	42
18	Ramadas Kamath U.	Vice President – Accounts & Administration	BBM, CA	43
*19	Ramesh M. Adkoli	Associate Vice President – Delivery (Canada & North East Region)	BSc (Applied), MCA	44
20	Ravindra Muthya Pranesha Rao	Vice President – Education & Research	BSc, MSc, PhD	56
21	Samson David	Associate Vice President – Delivery (Asia Pacific)	BE	35
22	Sanjay Jalona	Associate Vice President – Delivery (Europe)	MSc (Tech)	35
23	Satyendra Kumar	Vice President – Quality & Productivity	BSc(H), MSc	51
24	Shibulal S. D.	Director and Head – World-wide Customer Delivery	BSc, MSc, MS	49
25	Sivashankar J.	Vice President – Information Systems	BTech, MMS	44
*26	Sreenath N.	Vice President – Delivery (South and Mid-West Region)	BE	39
27	Srinath Batni	Director – Strategic Groups & Co-Customer Delivery	BE, ME	49
28	Srinivas B. G.	Vice President – Enterprise Solutions	BE	43
29	Srinivas Uppaluri	Associate Vice President – Corporate Marketing	BSc, CA	41
30	Subramanyam G. V.	Vice President – Software Engineering & Technology Labs & Microsoft Applications Solutions Practice	BE	37

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sl No.	Name	Date of Joining	Experience	Gross
			(Years)	Remuneration (Rs.)	Previous Employment - Designation

1	Anurag Gupta	15-Jan-2002	17	26,57,503	American Express Bank Ltd. – Director
2	Balakrishnan V.	2-Sep-1991	17	36,00,739	Amco Batteries Ltd. – Senior Accounts Executive
3	Balasubramanian P.	1-Oct-1995	26	29,87,421	Hitek Software Engineers Ltd. – CEO/Technical Director
4	Binod H. R.	2-Aug-1993	18	25,02,045	Mico-Senior Engineer – Technical Sales
5	Chandra Shekar Kakal	1-Mar-1999	20	26,23,682	Ramco Systems – Product Manager
6	Dheeshjith V. G.	14-Sep-1987	17	24,32,261	–
*7	Elangovan K.	23-Jul-1990	14	15,16,450	–
8	Ganesh Gopalakrishnan
9	Girish G. Vaidya	22-Jan-1999	29	32,11,242	ANZ Grindlays – Head & Director Operations
10	Hema Ravichandar	30-Dec-1998	21	29,41,826	Empower Associates – Proprietor
*11	Jayaram G. K.	5-Jan-2001	33	16,95,592	Transformation Systems, Inc. – Chairman
*12	Mohan Sekhar	17-Aug-1998	17	24,13,686	AT&T – Head
13	Mohandas Pai T. V.	17-Oct-1994	22	30,50,600	Prakash Leasing Limited – Executive Director
14	Narendran Koduvatt	8-Mar-1993 2-May-1994	17 17	25,24,389 25,13,208	PSI Data Systems Ltd. – Senior Software Engineer Asian Paints India Ltd. – Systems Executive
15	Parameswar Y.	14-Oct-1996	25	24,46,315	C-Dot – Divisional Manager
16	Prabhu M. S. S.	1-Aug-1997	32	24,87,754	TCS – Vice President
17	Pravin Rao U. B.	4-Aug-1986	19	29,92,771	Indian Institute of Science – Trainee
18	Ramadas Kamath U.	1-Jul-1994	19	28,34,472	Manipal Printers And Publishers Ltd. – Accountant
*19	Ramesh M. Adkoli	17-Jun-1991	19	18,98,461	Ballarpur Industries Ltd. – Production Incharge
20	Ravindra Muthya Pranesha Rao	13-Aug-2001	11	24,47,322	HCL Technologies – Vice President
21	Samson David	15-Mar-1992	14	27,75,485	Service Engineer – Voltas Ltd.
22	Sanjay Jalona	15-Dec-2000	14	25,11,658	Gemplus India Pvt. Ltd. – Director
23	Satyendra Kumar	27-Sep-2000	28	25,16,636	IMR Global – Vice-President
24	Shibulal S. D.	1-Sep-1981	28	99,39,882	Sun Microsystems, Senior I. R. Manager
25	Sivashankar J.	22-Jan-1999	20	24,54,023	Anuvin Business Solutions – Director
*26	Sreenath N.	20-Apr-1987	18	19,51,034	Kirloskar Computers – Trainee
27	Srinath Batni	15-Jun-1992	26	27,31,466	PSI Bull (I) Ltd – Senior Manager Marketing Technical Support
28	Srinivas B. G.	3-May-1999	19	26,17,554	Asea Brown Boveri – Manager ERP
29	Srinivas Uppaluri	21-Aug-2002	19	29,74,366	Andersen Business Consulting – Director, Business Consulting
30	Subramanyam G. V.	15-Jun-1988	16	24,18,445	–

*Employed for part of the year.		For and on behalf of the board of directors
Notes:	Remuneration comprises basic salary, allowances and taxable value of perquisites.
None of the employees is related to any director of the company.
None of the employees owns more than 1% of the outstanding shares of the company as on March 31, 2004.

Bangalore		Nandan M. Nilekani	N. R. Narayana Murthy
April 13, 2004		Chief Executive Officer, President and	Chairman and Chief Mentor
Managing Director

26 | Directors’ report

Annual Report 2003 – 04

Annexure to the directors’ report (contd.)

c) The directors’ responsibility statement as required under Section 217 (2AA) of the Companies (Amendment) Act, 2000

The financial statements are prepared in conformity with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to the company; on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards. The accounting policies used in the preparation of the financial statements have been consistently applied except where otherwise stated in the notes on accounts.

The board of directors and the management of your company accept responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present the company’s state of affairs and profits for the year. To ensure this, the company has taken proper and sufficient care in installing a system of internal control and accounting records; for safeguarding assets; and for preventing and detecting frauds as well as other irregularities; which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures of the company have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounts.

The financial statements have been audited by Bharat S. Raut & Co., Chartered Accountants, the statutory auditors.

The audit committee of your company meets periodically with the internal auditors and the statutory auditors to review the manner in which the auditors are discharging their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the statutory auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

For and on behalf of the board of directors

	Nandan M. Nilekani	N. R. Narayana Murthy
Bangalore	Chief Executive Officer,	Chairman and Chief Mentor
April 13, 2004	President and Managing Director

Auditors’ certificate on Corporate Governance to the Members of Infosys Technologies Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited (“the Company”), for the year ended on 31 March 2004, as stipulated in clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Investors Grievance Committee. The exceptions have been for cases constrained by disputes or legal impediments.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for Bharat S. Raut & Co.
Chartered Accountants

Bangalore	S. Balasubrahmanyam
April 13, 2004	Partner
Membership No. 53315

Directors’ report | 27

Annual Report 2003 – 04

Selective data

in Rs. crore, except per share data, other information and ratios
Particulars	1982	1996	1997	1998	1999	2000	2001	2002	2003	2004

For the year

Income	0.12	88.56	139.21	257.66	508.89	882.32	1,900.56	2,603.59	3,622.69	4,760.89
Operating profit (PBIDTA)	0.04	31.37	46.79	85.90	201.63	346.57	764.84	1,037.63	1,272.04	1,583.65
Interest	—	—	0.61	—	—	—	—	—	—	—
Depreciation and amortization	—	8.63	10.52	22.75	35.89	53.23	112.89	160.65	188.95	230.90
Provision for taxation	—	4.31	5.25	5.50	22.94	39.70	72.71	135.43	201.00	227.00
Profit after tax from ordinary activities	0.04	21.01	33.68	60.36	132.92	285.95	623.32	807.96	957.93	1,243.47
Dividend	—	3.63	3.99	7.03	12.11	29.76	66.15	132.36	178.81	196.05
One-time special dividend	—	—	—	—	—	—	—	—	—	666.41
Capital expenditure	—	15.55	27.31	34.41	71.68	159.87	463.35	322.74	219.26	429.87
Return on average networth (%)	96.88	29.53	34.96	42.24	54.16	40.63	56.08	46.57	38.78	40.68
Return on average capital employed (PBIT / average capital employed) (%)	96.88	33.12	40.16	46.09	63.51	46.27	62.62	54.37	46.91	48.10

As at the end of the year

Share capital	—	7.26	7.26	16.02	33.07	33.08	33.08	33.09	33.12	33.32
Reserves and surplus	0.04	72.58	105.58	156.94	541.36	800.23	1,356.56	2,047.22	2,827.53	3,220.11
Loan funds	—	4.26	—	—	—	—	—	—	—	—
Gross block	—	46.86	71.29	105.14	168.92	284.03	631.14	960.60	1,273.31	1,570.23
Cash and cash equivalents	0.02	29.78	28.78	51.14	416.66	508.37	577.74	1,026.96	1,638.51	1,839.40
Investment in money market funds	—	—	—	—	—	—	—	—	—	929.60
Net current assets	0.06	41.17	54.20	97.23	472.96	612.13	797.86	1,293.41	2,017.92	1,220.12
Debt-equity ratio	—	0.05	—	—	—	—	—	—	—	—
Market capitalization	NA	355.67	731.04	2,963.42	9,672.80	59,338.17	26,926.35	24,654.33	26,847.33	32,908.69

Per share data

Basic earnings from ordinary activities (Rs.)	—	3.18	5.09	9.13	20.71	43.23	94.23	122.12	144.68	187.38
Dividend (Rs.)*	—	2.50	2.75	3.00	3.75	4.50	10.00	20.00	27.00	29.50
One-time special dividend (Rs.)	—	—	—	—	—	—	—	—	—	100.00
Book value (Rs.)	—	12.07	17.06	26.15	86.84	125.97	210.05	314.31	431.84	488.20

Other information

Number of shareholders	7	6,909	6,414	6,622	9,527	46,314	89,643	88,650	77,010	66,945

Credit rating from CRISIL

Commercial paper	—	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"
Non-convertible debentures	—	"AA"	"AA"	"AA"	"AA"	"AA"	"AAA"	"AAA"	"AAA"	"AAA"

Corporate governance rating
Standard & Poor’s (in scale of 10)	—	—	—	—	—	—	—	—	—	CGS 8.6
ICRA	—	—	—	—	—	—	—	—	—	CGR 1
CRISIL	—	—	—	—	—	—	—	—	—	GVC level 1

* Calculated on a per share basis, not adjusted for bonus issues in previous years.
Note: The above figures are based on Indian GAAP (unconsolidated)

28 | Selective data

Annual Report 2003 – 04

Selective data

Note:	1.	Market capitalization is calculated by considering the share price at the National Stock Exchange as on March 31 of the respective years and the shares outstanding on that date.
	2.	The figures above are based on unconsolidated Indian GAAP financial statements.

Selective data | 29

Annual Report 2003 – 04

Management’s discussion and analysis of financial condition and results of operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. The management of Infosys accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present the company’s state of affairs and profits for the year.

A.	Financial condition

1.	Share capital

At present, the company has only one class of shares — equity shares of par value Rs. 5 each. The authorized share capital of the company is Rs. 50 crore divided into 10 crore equity shares of Rs. 5.

During the year, 309 employees exercised 2,58,870 ADSs (equivalent to 1,29,435 equity shares of par value of Rs. 5 each) issued under the 1998 Stock Option Plan, and 2,652 employees exercised 2,68,543 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 3,97,978 equity shares. During the previous year, 120 employees exercised 89,540 ADSs (equivalent to 44,770 equity shares of par value of Rs. 5 each) issued under the 1998 Stock Option Plan and 296 employees exercised 12,178 equity shares under the 1999 stock option plan, leading to an increase in issued, subscribed and outstanding shares by 56,948 equity shares. Details of options granted, outstanding and vested are given elsewhere in this report.

3.	Fixed assets

As of March 31,			in Rs. crore

	2004	2003	Growth %

	Gross book value

Land – free-hold	20.05	15.88	26.3
– lease-hold	70.20	31.40	123.6
Buildings	459.61	385.53	19.2
Plant and machinery	281.39	227.32	23.8
Computer equipment	444.86	361.73	23.0
Furniture and fixtures	251.55	208.97	20.4
Vehicles	0.43	0.35	22.9
Intangible assets	42.15	42.13	—

Total	1,570.23	1,273.31	23.3
Less: accumulated depreciation	803.41	577.15	39.2
Net block	766.82	696.16	10.1
Add: capital work-in-progress	203.48	76.56	165.8
Net fixed assets	970.30	772.72	25.6
Depreciation as a % of total revenues	4.8%	5.2%	NA
Accumulated depreciation as a % of gross block	51.2%	45.3%	NA

During the year, the company added Rs. 302.95 crore to its gross block of assets, including investment in computer equipment of Rs. 88.86 crore. The company invested Rs. 4.17 crore on acquisition of 19.70 acres of free-hold land for its software development centers. The company also invested Rs. 38.80 crore for acquiring 145.28 acres of land in Bangalore, Mysore, Pune, Chennai, Hyderabad and Bhubaneswar.

Year ended March 31,	2004		2003
	Nos.	Rs. crore	Nos.	Rs. crore

Balance at the beginning of the fiscal year	6,62,43,078	33.12	6,61,86,130	33.09
Shares issued during the year upon conversion of:
options issued under 1998 plan	1,29,435	0.06	44,770	0.02
options issued under 1999 plan	2,68,543	0.14	12,178	0.01

Balance at the end of the fiscal year	6,66,41,056	33.32	6,62,43,078	33.12

2.	Reserves and surplus

The addition to the share premium account of Rs. 122.07 crore during the year is due to the premium received on issue of 3,97,978 equity shares, on exercise of options under the 1998 and 1999 Stock Option Plans. During the previous year, an amount of Rs. 13.49 crore was added to the share premium account, received on issue of 56,948 equity shares, on exercise of options issued under the 1998 and 1999 Stock Option Plans.

Out of the profits for the year ended March 31, 2004, Rs. 200.00 crore has been transferred to General Reserve and the balance of Rs. 70.51 crore (after providing for dividend) has been retained in profit and loss account.

Due to several new development centers being operationalized during the year, the costs for computer equipment, plant and machinery, and furniture and fixtures increased by Rs. 88.86 crore, Rs. 54.33 crore and Rs. 42.62 crore, respectively. As of March 31, 2004, the company had a built-up area of 40,46,250 square feet, capable of accommodating 22,730 professionals and 22,27,000 square feet under construction, capable of accommodating 8,400 professionals. In addition, the company has leased office space of 27,000 square feet in Mauritius for a disaster recovery center. The company has also leased 1,05,522 square meters of land from the Government of Mauritius.

During the previous year, the company added Rs. 317.86 crore to its gross block, including investment in computer equipment of Rs. 76.11 crore. As of March 31, 2003, the company had 34,31,350 square feet of space capable of accommodating 16,970 professionals and 4,07,400 square feet under construction, capable of accommodating 3,300 professionals.

The capital work-in-progress as of March 31, 2004 and 2003 represents advances paid towards acquisition of fixed assets, and the cost of assets not put to use.

During the year, the company retired / transferred various assets with a gross block of Rs. 6.03 crore and a net book value of Rs. 1.40 crore due to sales, donations, etc. Included in the above is the donation of

30 | Management’s discussion and analysis of financial condition and results of operations

Annual Report 2003 — 04

729 computer systems costing Rs. 3.34 crore (book value Rs. 0/-). During the previous year, the company retired / transferred various assets with a gross block of Rs. 5.15 crore and a net book value of Rs. 0.32 crore, including a donation of 305 computer systems costing Rs. 1.93 crore (book value Rs. 6/-).

The company has a capital expenditure commitment of Rs. 192.49 crore as of March 31, 2004, as compared to Rs. 86.49 crore as of March 31, 2003. The company expects to spend between Rs. 600 to Rs. 750 crore in capital expenditure during the financial year ending March 31, 2005. The company believes that it will be able to fund its expansion plans through internal accruals and liquid assets.

4.	Investments

The company has made several strategic investments aggregating Rs. 153.13 crore in various companies. These investments are strategic in nature and are aimed at procuring substantial business benefits to Infosys. Total outstanding investment by the company net of provisioning as at March 31, 2004 is Rs. 97.78 crore. The corresponding number as at March 31, 2003 was Rs. 33.20 crore.

4.1	Progeon Limited

The company established Progeon Limited as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management services. During the year ended March 31, 2003, the company invested an amount of Rs. 12.25 crore in 1,22,49,993 equity shares of Rs. 10/- each, fully paid, par value of Rs. 10/- each. During the year ended March 31, 2004, the company invested an additional amount of Rs. 12.25 crore in 1,22,50,000 equity shares of Rs. 10/-each, fully paid, par value of Rs. 10/- each. Pursuant to this, the total investment by the company as of March 31, 2004 is Rs. 24.50 crore. Progeon seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. During the year ended March 31, 2003, Progeon obtained its financial closure by securing funding of Rs. 49.00 crore from Citicorp International Finance Corporation, USA (“CIFC”), in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at a premium of Rs. 12/- per share. During the year ended March 31, 2004, CIFC invested an additional amount of Rs. 44.80 crore in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at premium of Rs. 2.40 per share. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

S. D. Shibulal and T. V. Mohandas Pai, members of the board of Infosys, are also directors in Progeon. T. V. Mohandas Pai is the Chairperson of Progeon.

4.2	Infosys Technologies (Australia) Pty. Limited

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty. Limited, Australia. The transaction value approximates A $ 32.0 million (US $ 24.32 million or Rs. 110.91 crore). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty. Limited. This investment would enable the company to increase its market share in the Australian market and increase its access to a large pool of local talent. As of March 31, 2004, the company had invested Rs. 66.69 crore.

K. Dinesh and Srinath Batni, members of the board of Infosys, are also directors in Infosys Technologies (Australia) Pty. Limited. K. Dinesh is the Chairperson of Infosys Technologies (Australia) Pty. Limited.

4.3	Infosys Technologies (Shanghai) Co. Limited

On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s Republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US $ 5 million (Rs. 22.78 crore). As of March 31, 2004, the company had invested US $ 1 million (Rs. 4.55 crore) in the subsidiary. This investment would enable the company to tap the large Chinese domestic market and also to deliver services for markets in Asia Pacific.

N. R. Narayana Murthy, Srinath Batni and T. V. Mohandas Pai, members of the board of Infosys, are also directors in Infosys Technologies (Shanghai) Co. Limited. N. R. Narayana Murthy is the Chairperson of Infosys Technologies (Shanghai) Co. Limited.

4.4	Infosys Consulting, Inc.

Subsequent to the year end, on April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to Infosys’ global delivery model. The Board approved an investment of up to US $ 20 million in Infosys Consulting.

N. R. Narayana Murthy, S. Gopalakrishnan and S. D. Shibulal, members of the board of Infosys, are also directors in Infosys Consulting, Inc. S. Gopalakrishnan is the Chairperson of Infosys Consulting, Inc.

4.5	Investment in liquid mutual funds

As of March 31, 2004, the company had invested Rs. 929.60 crore in liquid mutual funds. The company derived an average yield of 4.08% (tax free) from these investments. The company’s treasury policy allows it to invest in short-term funds of certain size with a limit on individual funds.

4.6  Other investments

in Rs. crore
Company	Opening	Additions	Amount			Closing
	balance	during the year	written off	Redemption	Provisions	Balance

Yantra Corporation, USA,	7.06	—	—	—	7.06	—
CyVera Corporation, USA	—	—	—	—	—	—
JASDIC Park Company, Japan	0.75	—	0.75	—	—	—
Asia Net Media (BVI) Ltd., the British Virgin Islands	6.85	—	—	—	6.85	—
OnMobile Systems Inc., (formerly Onscan Inc.) USA	8.95	—	—	—	8.95	—
Workadia Inc. USA	10.32	—	7.10	3.22	—	—
M-Commerce Ventures Pte. Ltd, Singapore	2.11	0.54	—	0.61	—	2.04
CiDRA Corporation, USA	13.40	—	2.24	6.05	5.11	—
Alpha Thinx Mobile Phone Services AG, Austria	2.21	—	2.21	—	—	—
Stratify Inc. (formerly PurpleYogi Inc.), USA	2.33	—	1.86	0.47	—	—

Total	53.98	0.54	14.16	10.35	27.97	2.04

Management’s discussion and analysis of financial condition and results of operations | 31

Annual Report 2003 — 04

5.	Deferred tax assets

The standard on accounting for taxes on income became mandatory effective April 1, 2001. The company recorded deferred tax assets aggregating Rs. 35.63 crore as of March 31, 2004 (Rs. 36.81 crore as of March 31, 2003). Deferred tax assets represent timing differences in the financial and tax books arising out of depreciation on assets, investment provisions and provision for sundry debtors.

6.	Sundry debtors

Sundry debtors amount to Rs. 632.51 crore (net of provision for doubtful debts amounting to Rs. 13.36 crore) as of March 31, 2004, as compared with Rs. 512.14 crore (net of provision for doubtful debts amounting to Rs. 14.31 crore) as of March 31, 2003. These debtors are considered good and realizable. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer’s ability to settle. Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the management’s perception of the risk. Debtors are at 13.29% of revenues for the year ended March 31, 2004, as compared to 14.14% for the previous year, representing an outstanding of 48 days and 52 days of revenues for the respective years.

The unbilled revenues as of March 31, 2004 and 2003 amounted to Rs. 92.86 crore and Rs. 91.64 crore respectively. Including the unbilled revenues, debtors represented an outstanding of 56 days and 61 days of revenues for the respective years.

The age profile of debtors is given below.

As of March 31,
Period in days	2004	2003

0 - 30	68.6%	66.1%
31 - 60	25.6%	28.7%
61 - 90	4.6%	3.9%
More than 90	1.2%	1.3%

	100.0%	100.0%

The percentage of debtors more than 60 days had increased to 5.8% in fiscal 2004 from 5.2% in fiscal 2003. The company perceives the risk from these debtors to be not material.

The movement in provisions for doubtful debts during the year is:

in Rs. crore
Year ended March 31,	2004	2003

Opening balance	14.31	19.23
Add: Amount provided during the year	15.99	0.73
Less: Amount written-off during the year	16.94	5.65
Closing balance	13.36	14.31

Provision for bad and doubtful debts as a percentage of revenue are 0.34% and 0.02% in fiscal 2004 and 2003, respectively.

7.	Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas.

in Rs. crore
As of March 31,	2004	2003

Cash balances	—	0.01
Bank balances in India
current accounts	131.08	30.04
deposit accounts	1,299.28	1,129.53
EEFC accounts in foreign currency	46.19	19.12
Unclaimed dividend account	1.98	1.60
Bank balances - overseas
current accounts	159.44	155.93
deposit accounts	0.04	—

Total cash and bank balances	1,638.01	1,336.23
Deposits with financial institutions / body corporate	201.39	302.28
Investment in liquid mutual funds	929.60	—

Total cash and cash equivalents	2,769.00	1,638.51

Cash and cash equivalents as a % of total assets	85.1%	57.3%
Cash and cash equivalents as a % of revenues	58.2%	45.2%

The deposit account represents deposits for short tenures and the details are given below.

in Rs. crore
As of March 31,	2004	2003

ICICI Bank Limited	201.37	151.30
Standard Chartered Bank	201.19	151.24
Punjab National Bank	201.19	151.29
The Bank of Nova Scotia	201.01	151.24
Citibank N.A.	200.72	125.62
American Express Bank	177.79	150.64
State Bank of India	110.97	—
UTI Bank Limited	5.04	4.05
Bank of America	—	150.12
ABN Amro Bank	—	80.93
Deutsche Bank	—	13.10

	1,299.28	1,129.53

The deposit amounts mentioned above include the interest accrued and outstanding as of the balance sheet date. The company’s treasury policy calls for investing surpluses with highly rated companies, banks and financial institutions for short term maturities as also with liquid mutual funds with a limit on investments in individual entities.

8.	Loans and advances

in Rs. crore
As of March 31,	2004	2003

Advances
prepaid expenses	37.32	18.38
for supply of goods and rendering of services	5.83	1.77
Others	4.51	3.28

	47.66	23.43
Unbilled revenues	92.86	91.64
Advance income tax	349.88	289.99
Loans and advances to employees	116.88	136.44
Electricity and other deposits	9.08	13.37
Rental deposits	14.93	13.57
Deposits with financial institutions and body corporate	201.39	302.28
Other assets	0.44	2.06

	833.12	872.78

32 | Management’s discussion and analysis of financial condition and results of operations

Annual Report 2003 – 04

Advances are primarily towards amounts paid in advance for value and services to be received in future. Unbilled revenues comprise the revenue recognized in relation to efforts incurred on fixed-price and time-and-material contracts not billed as of the year end. Advance income tax represents payments made towards tax liability and also refunds due for the previous years. The company’s liability towards income tax is fully provided for.

The details of advance income tax are given below.

in Rs. crore
As of March 31,	2004	2003

Domestic tax	175.31	156.85
Overseas tax	174.57	133.14

	349.88	289.99

Loans to employees are to enable the purchase of assets and to meet any emergency requirements. These have decreased significantly during the year, despite an increase in the number of employees availing such loans. This is primarily due to the company ceasing to offer loans in certain categories as they are no longer considered necessary due to a soft interest rate regime. The details of these loans are given below.

in Rs. crore
As of March 31,	2004	2003

Housing loan	55.14	67.20
Soft loan	11.21	11.57
Vehicle loan	13.73	20.54
Marriage loan	2.55	2.46
Other loans	0.63	0.74

	83.26	102.51

The salary advances represent advances to employees both in India and abroad, which is recoverable within a year.

The doubtful loans and advances amounted to Rs. 0.09 crore and Rs. 0.41 crore as of March 31, 2004 and 2003 and the same had been provided in full.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are towards buildings taken on lease by the company for its software development centers and marketing offices in various cities all over the world. These also include the deposits paid by the company to house its staff, which amounted to Rs. 4.77 crore for the current year as compared to Rs. 4.23 crore for the previous year.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits. The details of such deposits are given below.

in Rs. crore
As of March 31,	2004	2003

Housing Development Finance Corporation Limited	201.39	151.16
GE Capital Services India	—	151.12

	201.39	302.28

The above amounts include interest accrued, but not due, amounting to Rs. 1.39 crore as of March 31, 2004 as compared to Rs. 2.28 crore as of previous year. Mr. Deepak M. Satwalekar, Director, is also a director of HDFC.

9.	Current liabilities

in Rs. crore
As of March 31,	2004	2003

Sundry creditors
for goods	11.36	1.17
for accrued salaries and benefits	295.83	120.06
for other liabilities
provision for expenses	59.41	56.11
retention monies	6.88	5.33
withholding and other taxes payable	34.70	23.30
for purchase of intellectual property rights	19.21	24.80
others	3.02	5.78

	430.41	236.55
Advances received from clients	65.19	15.25
Unearned revenue	62.86	61.85
Unclaimed dividend	1.98	1.60

	560.44	315.25

Sundry creditors for goods represent the amount payable to vendors for the supply of goods which includes amount payable to Infosys Technologies (Australia) Pty. Limited of Rs. 11.34 crore towards consultancy charges. Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also the company’s liability for leave encashment valued on an actuarial basis. The details are as follows:

in Rs. crore
As of March 31,	2004	2003

Accrued salaries payable	14.58	15.61
Accrued bonus and incentive payable to employees	239.80	76.98
Leave provision - as per actuarial valuation	41.45	27.47

	295.83	120.06

The accrued bonus and incentive payable to employees includes an amount of Rs. 23.99 crore and Rs. 23.86 crore payable to overseas sales and consulting personnel for the current and previous years respectively.

The accrued bonus and incentive payable to employees has increased due to a larger part of the employee salaries being variable in the current year and also for achieving the targets set for crystallization of the incentives. As of March 31, 2004, accrued bonus and incentive payable to employees also include an amount of Rs. 100.56 crore towards a one-time billion dollar revenue bonus payable to all employees.

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. This includes a provision of Rs. 4.29 crore and Rs. 18.46 crore made towards payments to overseas subcontractors as of March 31, 2004 and 2003 respectively. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent tax withheld on benefits arising out of exercise of stock options issued under the 1998 Employee Stock Option Plan by various employees, and also other local taxes payable in various countries on the services rendered by Infosys. All these taxes will be paid in due course. Sundry creditors for purchase of intellectual property rights represent amounts payable to vendor towards acquiring intellectual property rights for the Engineering and IT Solutions for Automotive and Aerospace practice.

Advances received from clients denote monies received for the delivery of future services. Unearned revenue as of March 31, 2004 and 2003 consists primarily of advance client billing on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. Fixed-priced projects executed by the company have decreased from 36.7% of our revenues during the previous year to 34.1% during the current year.

Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of equivalent amount.

Management’s discussion and analysis of financial condition and results of operations  | 33

Annual Report 2003 — 04

10. Provisions

in Rs. crore

As of March 31,	2004	2003

Proposed dividend	766.37	96.05
Provision for tax on dividend	98.19	12.30
Income taxes	453.39	274.81
Post-sales client support	5.13	4.82

	1,323.08	387.98

Proposed dividend represents the final dividend and one-time special dividend recommended to the shareholders by the board of directors. This will be paid after the Annual General Meeting, upon approval by the shareholders.

Provision for tax on dividend denotes taxes payable on dividends declared for the year ended March 31, 2004. An amount of Rs. 110.50 crore is provided towards tax on interim, final and one-time special dividend declared and payable by the company at 12.81% of which Rs. 98.19 crore (Rs. 12.81 crore towards tax on final dividend and Rs. 85.38 crore towards tax on one-time special dividend) is payable.

Provisions for taxation represent estimated income tax liabilities, both in India and abroad. The details are as follows.

in Rs. crore

As of March 31,	2004	2003

Domestic tax	152.16	133.59
Overseas tax	301.23	141.22

	453.39	274.81

The provision for post-sales client support is towards likely expenses for providing post-sales client support on fixed-price contracts.

B. Results of operations
1. Income

Income from software services and products:

Year ended March 31,	in Rs. crore
	2004	%	2003	%	Growth%

Overseas	4,694.69	98.61	3,543.51	97.81	32.49
Domestic	66.20	1.39	79.18	2.19	(16.39)

	4,760.89	100.00	3,622.69	100.00	31.42

The company’s revenues are generated principally on fixed-time frame or time-and-material basis. Revenue from software services on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual technical services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services is as follows:

	Year ended March 31,

Revenues by project type	2004	2003

Fixed price	34.1%	36.7%
Time-and-material	65.9%	63.3%

	100.0%	100.0%

The company’s revenues are also segmented into onsite and offshore revenues. Onsite revenues are those services which are performed at client sites as part of software projects, while offshore services are those services which are performed at the company’s software development centers located in India. The details of software services and products are as follows:

	Year ended March 31,

Revenues by location	2004	2003

Onsite	53.0%	54.7%
Offshore	47.0%	45.3%

	100.0%	100.0%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins as compared to the services performed at the company’s own facilities. Therefore, any increase in the onsite effort impacts the margins of the company. The details are as follows:

	Year ended March 31,

Person-months (%)	2004	2003

Onsite	31.6%	33.7%
Offshore	68.4%	66.3%

	100.0%	100.0%

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes. The details of the same are given below.

Year ended March 31,	2004	2003

Income from software
services and products (Rs. crore)
Software services	4,625.62	3,454.99
Software products	135.27	167.70

	4,760.89	3,622.69

Person-months
Software services
Onsite	50,953	36,769
Offshore	1,02,852	66,309

Billed-total	1,53,805	1,03,078
Software products	7,615	6,056
Non-billable	35,180	23,641
Training	22,999	7,790

Total	2,19,599	1,40,565
Support	15,354	13,739

Total person months	2,34,953	1,54,304

% of Support to total	6.5%	8.9%
Increase in billed person-months
Onsite	14,184	12,596
% change	38.6%	52.1%
Offshore	36,543	16,088
% change	55.1%	32.0%
Total	50,727	28,684
% change	49.2%	38.6%

Software services

During the year, the volumes grew by 49.2% as compared to 38.6% in the previous year. The onsite and offshore volume growth were 38.6% and 55.1% during the year as compared to 52.1% and 32.0% in the previous year. This growth was offset by a blended pricing decline of 5.1% in US Dollar terms consisting of 2.6% decline in offshore rates and 2.9% decline in onsite rates. During the previous year, the blended pricing declined by 0.8% in US Dollar terms consisted of 4.7% decline in offshore rates and 2.5% decline in onsite rates.

Revenue from services grew by 33.9% during the year. Even though volumes grew by 49.2%, it was offset by an average rupee appreciation of 5.3%, from an average of Rs. 48.36 to a dollar to an average of Rs. 45.78 to a dollar, a blended price decline of 5.1% in US dollar terms and a 55.1% increase in offshore revenue which on a per capita basis is less than onsite revenues.

Software products

During the year, the volumes grew by 25.7% as compared to 42.5% in the previous year.

Details of geographical and business segmentation of revenues are provided in the Risk management report in this Annual Report.

34 | Management’s discussion and analysis of financial condition and results of operations

Annual Report 2003 — 04

2. Expenditure

Year ended March 31,	in Rs. crore
	2004	%	2003	%	Growth %

Income: software services	4,625.62	97.16	3,454.99	95.37	33.88
products	135.27	2.84	167.70	4.63	(19.34)
Total income	4,760.89	100.00	3,622.69	100.00	31.42
Software development expenses	2,495.31	52.41	1,813.30	50.05	37.61
Gross profit	2,265.58	47.59	1,809.39	49.95	25.21
Selling and marketing expenses	335.08	7.04	266.98	7.37	25.51
General and administration expenses	346.85	7.29	270.37	7.46	28.29
Total operating expenses	3,177.24	66.74	2,350.65	64.89	35.16
Operating profit (PBIDTA)	1,583.65	33.26	1,272.04	35.11	24.50
Interest	—	—	—	—	—
Depreciation and amortization	230.90	4.85	188.95	5.22	22.20
Operating profit after interest, depreciation and amortization	1,352.75	28.41	1,083.09	29.90	24.90
Other income	127.39	2.68	99.61	2.75	27.89
Provision for investments	9.67	0.20	23.77	0.66	(59.32)
Profit before tax	1,470.47	30.89	1,158.93	31.99	26.88
Provision for tax	227.00	4.77	201.00	5.55	12.94
Net profit after tax	1,243.47	26.12	957.93	26.44	29.81

2.1 Software development expenses

Year ended March 31,	in Rs. crore
	2004	%	2003	%	Growth %

Salaries and bonus including overseas staff expenses and contribution to provident and other funds	2,065.37	43.38	1,465.79	40.46	40.90
Overseas travel expenses	168.19	3.53	162.66	4.49	3.40
Consultancy charges	109.89	2.31	75.86	2.09	44.86
Cost of software packages	80.88	1.70	67.74	1.87	19.40
Communication expenses	32.18	0.68	23.94	0.66	34.42
Other expenses	38.80	0.81	17.31	0.48	124.15
Total software development expenses	2,495.31	52.41	1,813.30	50.05	37.61
Revenues	4,760.89	100.00	3,622.69	100.00	31.42

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 2,19,599 for the year ending March 31, 2004 from 1,40,565 person-months during the previous year. Of this, the onsite and offshore person-months are 50,952 and 1,10,468 for the year ending March 31, 2004 as compared to 36,769 and 72,365 for the previous year. The non-billable and trainees person-months were 58,179 and 31,431 during the current and previous year. The company added 8,021 employees (net) and 10,077 employees (gross) during the year as compared to 4,618 (net) and 5,509 (gross) during the previous year.

The utilization rates of billable employees for the year ended March 31 are as below:

	2004	2003

Including trainees	73.5%	77.6%
Excluding trainees	82.1%	82.2%

The salary cost includes a one-time incentive on achieving the revenue milestone of US $ 1 billion. The overseas travel expenses, representing cost of travel abroad for software development, constituted approximately 3.53% and 4.49% of total revenue for the years ended March 31, 2004 and 2003, respectively.

Consultancy charges represent the cost of sub-contractors used for software development activities. The company normally uses these consultants to meet mismatch in certain skill-sets that are required in various projects, and will continue to use external consultants for some of its project work on a need basis. During the year, the company also paid consultancy charges to Infosys Technologies (Australia) Pty. Limited, towards services rendered by their employees. This resulted in the consulting charges increasing by 44.86%. Cost of software packages represents the cost of software packages and tools procured for internal use by the company for enhancing the quality of its services and also for meeting the needs of software development and includes software procured from third parties for re-sale with our banking product. The cost of software packages was 1.70% and 1.87% of the revenues for the year ending March 31, 2004 and 2003, respectively. The company’s policy is to charge such purchases to the profit and loss accounts in the year of purchase.

A major part of the company’s revenue comes from offshore software development. This involves the large-scale use of satellite connectivity in order to be online with clients. The communication expenses represent approximately 0.68% and 0.66% of revenues for the years ended March 31, 2004 and 2003, respectively and have increased due to investments to scale the operations.

Other expenses represented computer maintenance, staff welfare, consumables and post-sales customer support, which were 0.81% and 0.48% of revenues for the years ended March 31, 2004 and 2003, respectively. The increase is primarily due to increased provision for post-sale customer support and increase in computer maintenance and rental expenses.

2.2 Selling and marketing expenses

The company incurred selling and marketing expenses at 7.04% of its revenue during fiscal 2004 as compared to 7.37% during the previous year.

Employee costs consist of salaries paid to sales and marketing employees and include, bonus payments. This also includes a one-time incentive on achieving the revenue milestone of US $ 1 billion. The number of sales and marketing personnel decreased from 280 as of March 31, 2003 to 275 as of March 31, 2004. The number of marketing offices decreased from 30 to 28 as of March 31, 2004.

Management’s discussion and analysis of financial condition and results of operations | 35

Annual Report 2003 — 04

Overseas travel expenses decreased due to lower travel cost. Brand building expenses include expenses incurred for participation in various seminars and exhibitions, both in India and abroad, various sales and marketing events organized by the company, and other advertisement and sales promotional expenses. The company added 103 new customers during the year as compared to 92 during the previous year. Professional charges primarily relate to payments made to PR agencies, legal charges, translation charges, etc. Commission charges primarily consist of expenses incurred by the Banking Business Unit with regard to agents’ fees paid for sourcing business from Asian and African countries. It also includes commission paid for software service revenues derived from some of the European countries and the US. The export revenue from the banking product, Finacle®, during the year is Rs. 70.91 crore as compared to Rs. 96.21 crore during the previous year. Other expenses increased due to increased activities during the year.

4. Interest

The company continued to be debt-free during the current year.

5. Depreciation and amortization

The company provided a sum of Rs. 230.90 crore and Rs. 188.95 crore towards depreciation and amortization for the years ended March 31, 2004 and 2003, representing 4.85% and 5.22% of total revenues. The depreciation and amortization for the years ended March 31, 2004 and 2003 include an amount of Rs. 28.61 crore and Rs. 14.25 crore, towards 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation and amortization as a percentage of average gross block is 16.24% and 16.92% for the years ended March 31, 2004 and 2003.

Year ended March 31,	in Rs. crore
	2004	%	2003	%	Growth %

Salaries and bonus including overseas staff expenses and contribution to provident and other funds	208.98	4.39	143.07	3.95	46.07
Overseas travel expenses	40.45	0.85	45.16	1.25	(10.43)
Brand building	34.23	0.72	29.05	0.80	17.83
Professional charges	5.75	0.12	10.63	0.29	(45.91)
Commission charges	7.27	0.15	10.58	0.29	(31.29)
Other marketing expenses	38.40	0.81	28.49	0.79	34.78
Total selling and marketing expenses	335.08	7.04	266.98	7.37	25.51
Revenues	4,760.89	100.00	3,622.69	100.00	31.42

2.3 General and administration expenses

Year ended March 31,	in Rs. crore
	2004	%	2003	%	Growth %

Salaries and bonus including overseas staff expenses and contribution to provident and other funds	77.75	1.63	59.73	1.65	30.17
Professional charges	33.92	0.71	37.99	1.05	(10.71)
Rent	19.19	0.40	24.51	0.68	(21.71)
Power and fuel	28.68	0.60	22.38	0.62	28.15
Telephone charges	29.21	0.62	21.34	0.59	36.88
Office maintenance	28.83	0.61	20.13	0.56	43.22
Traveling and conveyance	22.27	0.47	16.76	0.46	32.88
Other expenses	107.00	2.25	67.53	1.85	58.45
Total general and administration expenses	346.85	7.29	270.37	7.46	28.29
Revenues	4,760.89	100.00	3,622.69	100.00	31.42

The company incurred general and administration expenses amounting to 7.29% of its total revenue during fiscal 2004 as compared to 7.46% during the previous year.

Employee costs increased as the number of administration personnel increased from 1,069 as of March 31, 2003 to 1,337 as of March 31, 2004. This also includes a one-time incentive on achieving the revenue milestone of US $ 1 billion. Professional charges decreased due to lower use of service providers. These charges include fees paid for availing services such as tax consultancy, US GAAP audit, recruitment and training, and legal charges. Rent expenses decreased due to rationalization of use of leased properties during the year. Power and fuel, telephone charges, office maintenance and traveling and conveyance increased due to increased business activity. Other expenses is a grouping of many expenses and increased from Rs. 67.53 crore to Rs. 107.00 crore, primarily due to increase in insurance charges from Rs. 9.83 crore to Rs. 23.73 crore, donation from Rs. 6.09 crore to Rs. 14.29 crore and provision for bad and doubtful debts from Rs. 0.73 crore to Rs. 15.99 crore.

3. Operating profits

During the current year, the company earned an operating profit (PBIDTA) of Rs. 1,583.65 crore representing 33.26% of total revenues as compared to Rs. 1,272.04 crore, representing 35.11% of total revenues during the previous year.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003, and treasury management product to two months, effective November 2003. The revised estimate represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit and loss account of Rs. 20.28 crore in the year ended March 31, 2004.

Depreciation includes an amount of Rs. 1.48 crore and Rs. 0.67 crore towards depreciation provided, in full, on assets acquired for research and development activities for the years ended March 31, 2004 and 2003, respectively.

6. Other income

in Rs. crore

For the year ended March 31,	2004	2003

Interest received on deposits with banks and others	82.88	78.05
Dividend received on investment in mutual funds	17.40	—
Miscellaneous income	7.68	3.89
Exchange differences	19.43	17.67

	127.39	99.61

36 | Management’s discussion and analysis of financial condition and results of operations

Annual Report 2003 — 04

The average yield on the deposits earned by the company for the year ended March 31 is given below.

	in Rs. crore

	2004	2003

Average cash and cash equivalents	1,738.96	1,332.74
Interest received including exchange variation on FC deposits	80.56	78.05
Average yield (pre-tax)	4.63%	5.86%
Average Yield on investment in liquid mutual funds	4.08%	—

The decrease in yield is primarily due to a reduction in general interest rates in the economy.

The average Rupee — US Dollar rate during the year was Rs. 45.78 as compared to Rs. 48.36 during the previous year resulting in rupee appreciation of 5.3%. The company hedges its forex risk by pro-actively hedging its forex denominated receivables. As of March 31, 2004, the

8. Provision for tax

The company has provided for its tax liability both in India and overseas. The present Indian corporate tax rate is 35.875% (comprising a base rate of 35% and a surcharge of 2.5% on the base rate). Export profits are entitled to benefit under two schemes of the Government of India. Under the first scheme (Section 80HHE of the Income Tax Act), a proportion of the profits of the company attributable to export activities is deductible from the income subject to tax. Such deductions are being phased out equally over a period of five years, starting fiscal 2000. Under the second scheme, the profits attributable to the operations of the company under the 100% export oriented unit scheme — Software Technology Park (STP) scheme — are entitled to a tax holiday for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2000, whichever is earlier. For the year ended March 31, 2004, approximately 98% of software revenues came from software development centers operating under the Software Technology Park scheme.

The details of the operationalization of various software development centers and the year upto which the exemption under the Software Technology Park Scheme is available, are provided below.

Location of the STP	Year of commencement	Exemption claimed from	Exemption available upto

Electronics City, Bangalore	1994-1995	1996-1997	2003-2004
Mangalore	1995-1996	1998-1999	2004-2005
Pune	1996-1997	1998-1999	2005-2006
Bhubaneswar	1996-1997	1998-1999	2005-2006
Chennai	1996-1997	1998-1999	2005-2006
Bannerghatta Road, Bangalore	1997-1998	1998-1999	2006-2007
Phase I, Electronics City, Bangalore	1998-1999	1998-1999	2007-2008
Phase II, Electronics City, Bangalore	1999-2000	1999-2000	2008-2009
Hinjawadi, Pune	1999-2000	1999-2000	2008-2009
Mysore	1999-2000	1999-2000	2008-2009
Hyderabad	1999-2000	1999-2000	2008-2009
Mohali	1999-2000	1999-2000	2008-2009
Sholinganallur, Chennai	2000-2001	2000-2001	2008-2009
Konark, Bhubaneswar	2000-2001	2000-2001	2008-2009
Mangala, Mangalore	2000-2001	2000-2001	2008-2009
Thiruvananthapuram, Kerala	2003-2004	2003-2004	2008-2009

company had US $ 143.00 million of forward hedge. The company derives 86.1% of its export revenues in US $ and the balance from other currencies. During the year, the US $ had depreciated against the other currencies, substantially. The closing rate of rupee against the US dollar as of March 31, 2004 was Rs. 43.40 as compared to Rs. 47.53 as of March 31, 2003 resulting in a rupee appreciation of 8.7%. This has resulted in a transaction and translation losses of around Rs. 45.64 crore offset by a gain from forward hedges of Rs. 65.07 crore.

Overall, the company’s hedging positions as well as the depreciation of US Dollar against other currencies had to some extent offset the impact of the appreciating Rupee against the US Dollar.

in Rs. crore

Transaction and translation losses	(45.64)
Benefit due to hedging	65.07

Net impact	19.43

7. Provision for investment

Based on the review of the financial condition of the investee companies as well as their business environment, the company provided an aggregate amount of Rs. 9.24 crore towards strategic investments during this year and the details are as follows:

in Rs. crore
Provision for investment
CiDRA Inc., USA	7.36
Stratify Inc. Corporation, (Formerly Purple Yogi)	1.88

The company pays taxes in various countries, in which it operates, on the income that is sourced to those countries. The details of provision for taxes are as follows:

Year ended March 31,	in Rs. crore

	2004	2003

Overseas tax	178.31	123.09
Domestic tax	48.00	89.00

	226.31	212.09
Deferred taxes	1.18	(12.59)
Prior year taxes	(0.49)	1.50

	227.00	201.00

There is a write-back of provision of a sum of Rs. 0.49 crore during the year ended March 31, 2004, in respect of tax liabilities of earlier years, due to the completion of the tax assessment for those years. Domestic taxes decreased during the year due to the restoration of tax benefits on 100% of income from STP units as against 90% in the previous year.

9. Net profit

The net profit of the company from ordinary activities amounted to Rs. 1,243.47 crore and Rs. 957.93 crore for the years ended March 31, 2004 and 2003. This represents 26.12% and 26.43% of total revenue. Excluding other income of Rs. 127.39 crore (2.68% of revenues) in the current year as compared to Rs. 99.61 crore (2.75% of revenues) in the previous year, the net profit would have been Rs. 1,116.08 crore (23.44% of revenues) in the current year as compared to Rs. 858.32 crore (23.69% of revenues) in the previous year.

Management’s discussion and analysis of financial condition and results of operations | 37

Annual Report 2003 — 04

10. Liquidity

The growth of the company has been financed largely through cash generated from operations and, to a lesser extent, from the proceeds of equity issues. As of March 31, 2004, the company had cash and cash equivalents (including liquid mutual funds) of Rs. 2,769.00 crore. Cash and cash equivalents (including liquid mutual funds) increased by Rs. 1,130.49 crore during the year, despite a spending of Rs. 429.87 crore towards creating physical and technology infrastructure. The company’s treasury policy calls for investing only in highly rated banks, financial institutions and companies for short maturities with a limit for individual entities and also liquid mutual funds. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches, and to meet overseas project-related expenditure.

The company’s policy is to pay dividend not more than 20% of the after-tax profits of the company. The pay-out ratio of the company during the year ending March 31, 2004, 2003 and 2002 are 17.79%, 19.95% and 17.01% respectively. In addition, a special one-time dividend was declared in fiscal 2004, which amounted to 60.46% of the profits of that year.

The company’s policy is to maintain sufficient cash in the balance sheet to fund the ongoing capex requirements, the operational expenses and other strategic initiatives for the next one year and to maintain business continuity in case of exigencies.

The company’s policy is to earn a minimum return of twice the cost of capital on average capital employed, and thrice the cost of capital on average invested capital. The current estimated cost of capital is 14.09%. At present, the company earns 48.10% on average capital employed and 137.46% on average invested capital. The company aims to maintain adequate cash balances to meet its strategic objectives while earning adequate returns.

11. Stock option plans

11.1 1994 Employee Stock Offer Plan

The company instituted an Employee Stock Offer Plan (ESOP) in 1994 for all eligible employees. Accordingly, 60,00,000 warrants (as adjusted for the 1:1 bonus issue in October 1997 and March 1999 and 2-for-1 stock split in February 2000) were issued by the company to the Infosys Technologies Limited Employees Welfare Trust, to be held in Trust and transferred to selected employees from time to time.

As at March 31, 2004, 497 employees hold rights to 3,16,600 shares of par value of Rs. 5 each, which are subject to a lock-in of up to 12 months. In the event of an employee leaving Infosys before the vesting period, the shares under lock-in are transferred back to the Infosys Technologies Ltd. (ITL) Employees Welfare Trust. As on March 31, 2004, the ITL Employees Welfare Trust holds 3,53,400 equity shares.

11.2 1998 Employee Stock Option Plan (1998 plan)

Pursuant to the resolutions approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999, the directors put in place an ADS-linked stock option plan termed as the “1998 Stock Option Plan”. The compensation committee of the board administers the 1998 plan. The Government of India has approved the 1998 plan, subject to a limit of 14,70,000 equity shares of par value of Rs. 5 each representing 29,40,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the board.

The details of the grants made (adjusted for stock-split, as applicable) under the 1998 plan are provided below:

	Options granted			Options forfeited
Month of grant	No. of employees	No. of ADSs	Grant price at market per ADS	No. of employees	No. of ADSs

April 2003	12	25,200	$40.25	16	36,219
May	6	20,700	$41.38	15	27,420
June	7	7,900	$49.62	33	46,654
July	—	—	—	11	8,420
August	13	41,600	$54.30	13	16,242
September	—	—	—	15	24,480
October	1	500	$72.39	13	28,338
November	—	—	—	20	34,918
December	—	—	—	39	36,248
January 2004	—	—	—	11	18,276
February	—	—	—	16	1,04,774
March	—	—	—	10	22,942

	39	95,900		212	4,04,931

During the year, 2,58,870 options issued under the 1998 plan were exercised, and the remaining ADS options unexercised and outstanding as at March 31, 2004 were 19,35,505 (9,67,752 equity shares). Vested ADSs as of March 31, 2004 were 7,70,991 (3,85,495 equity shares).

Details of the number of ADS options granted and exercised are given below:

	Granted		Exercised		Balance
Year	No. of employees	ADSs (net)	No. of employees	ADSs	ADSs

1999	29	3,81,000	32	90,700	2,90,300
2000	58	2,41,300	5	1,500	2,39,800
2001	705	8,48,774	—	—	8,48,774
2002	476	8,83,620	—	—	8,83,620
2003	223	5,80,200	120	89,540	4,90,660
2004	39	95,900	309	2,58,870	(1,62,970)

	1,530	30,30,794	466	4,40,610	*25,90,184

• includes 6,54,679 options forfeited (cumulative)

38 | Management’s discussion and analysis of financial condition and results of operations

Annual Report 2003 – 04

11.3	1999 Employee Stock Option Plan (1999 plan)

The shareholders approved the 1999 plan in June 1999, which provides for the issue of 66,00,000 equity shares to employees. The 1999 plan is administered by the compensation committee of the board. Under the 1999 plan, options were issued to employees at an exercise price not less than the fair market value, i.e., the closing price of the company’s shares on the stock exchange where there is the highest trading volume on the date of grant and if the shares are not traded on that day, the closing price on the next trading day. Options under this plan may be granted to employees at less than the fair market value only if specifically approved by the members of the company in a general meeting.

expected life of the option. Applying the fair value based method defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows.

in Rs. crore
Year ended March 31,	2004	2003

Net profit:
as reported	1,243.47	957.93
adjusted pro forma	1,016.10	679.22
Basic earnings per share:
as reported	187.38	144.68
adjusted pro forma	154.14	102.58

The details of the grants made (adjusted for stock-split, as applicable) under the 1999 plan are provided below.

	Options granted			Options forfeited
Month of grant	No. of employees	No. of options	Grant price Rs.	No. of employees	No. of options

April 2003	134	*43,850	3,049.75	109	24,345
May	221	63,600	2,782.30	133	17,985
June	131	45,600	2,875.10	172	34,100
July	–	–	–	219	38,416
August	94	33,150	3,641.75	161	23,002
September	–	–	–	162	37,869
October	15	6,600	4,501.75	158	36,110
November	–	–	–	167	66,322
December	–	–	–	125	25,529
January 2004	–	–	–	152	22,100
February	–	–	–	118	45,351
March	–	–	–	131	23,769

	595	1,92,800		1,807	3,94,898

* includes 2,000 options granted to external directors – not included in the count of employees.

During the year, 2,68,543 options issued under the 1999 plan were exercised, and the remaining options unexercised and outstanding as at March 31, 2004 were 45,90,530. Vested options as at March 31, 2004 were 21,08,580.

Details of number of options issued under the 1999 plan are given below.

	Granted		Exercised		Balance
Year	No. of employees	No. of shares (net)	No. of employees	No. of shares	No. of shares

2000	1,124	9,12,800	22	1,230	9,11,570
2001	8,206	17,55,700	–	–	17,55,700
2002	5,862	20,01,545	–	–	20,01,545)
2003	3,008	6,16,850	296	12,178	6,04,672)
2004	595	**1,92,800	2,651	***2,68,543	(75,743)

	18,795	54,79,695	2,969	2,81,951	* 51,97,744

      * includes 6,07,214 options forfeited (cumulative).
   ** includes 2,000 options granted to external directors – not included in the count of employees.
*** includes 1,000 options exercised by external directors – not included in the count of employees.

The total number of employees offered stock options under 1998 and 1999 plans during 2003-04 is 635.

The total options outstanding under both 1998 and 1999 stock option plan is as follows:

Number of options granted, exercised, forfeited, outstanding and vested as at March 31, 2004

Granted	85,10,489
Exercised	(7,22,561)
Forfeited	(12,61,893)
Outstanding	65,26,035
Vested (No. of equity shares)	24,94,075

11.4	Employee stock compensation under SFAS 123

Statement of Financial Accounting Standards 123, Accounting for Stock Based Compensation under US GAAP, requires the pro forma disclosure of the impact of the fair value method of accounting for employee stock valuation in the financial statements. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the

11.5	Employee stock option plan under SEBI guidelines

The Securities and Exchange Board of India (SEBI) had earlier issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the option over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

The company’s 1994 stock option plan was established prior to SEBI guidelines on stock options.

Management’s discussion and analysis of financial condition and results of operations | 39

Annual Report 2003 – 04

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would be as follows.

in Rs. crore
Year ended March 31,	2004	2003

Net profit:
as reported	1,243.47	957.93
adjusted pro forma	1,230.57	934.76
Basic earnings per share:
as reported	187.38	144.68
adjusted pro forma	185.43	141.18

12.	Reconciliation of Indian and US GAAP financial statements

There are differences between the US GAAP and the Indian GAAP financial statements. The material differences arise due to the provision for deferred taxes and provision for deferred compensation due to the issue of stock options to employees. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below.

in Rs. crore
Year ended March 31,		2004	2003

Net profit as per unconsolidated Indian GAAP		1,243.47	957.93
Less:	Amortization of deferred stock compensation expense	(12.90)	(23.20)
	Deferred income taxes	(5.05)	(0.90)
	Amortization of intangibles	(1.19)	–
	Profits / (Loss) of subsidiary companies	0.16	(3.10)
Others		(6.05)	–
Add:	Gains on forward foreign exchange contracts	16.01	2.40
	Net provisions for investments	–	9.10

Consolidated net income as per the US GAAP financial statements		1,234.45	942.23

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees. Deferred stock compensation is the difference between the exercise price and the fair value, as determined by the quoted market prices of the common stock on the grant date. In compliance with this requirement, Infosys has charged to revenue under US GAAP an amount of Rs. 12.90 crore and Rs. 23.20 crore for the year ended March 31, 2004 and 2003 respectively, as deferred stock compensation.

Deferred income taxes

Deferred income tax relates to tax on timing differences arising from the accounting treatment on gains on forward exchange contracts and amortization of intangibles.

Amortization of intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty. Limited, Australia.

Profits / (Loss) of subsidiary companies

US GAAP requires presentation of financial statements on a consolidated basis. The company has three subsidiaries as on March 31, 2004, namely Progeon Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (Shanghai) Co. Limited.

Gains on forward foreign exchange contracts

The company booked forward foreign exchange contracts to hedge its net export proceeds. Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under the US GAAP, the same is marked-to-market as on the reporting date and the resultant gain / loss is recognized immediately in the income statement.

Net provision for investments

Under Indian GAAP, recognition of unrealized gains on intellectual property rights is permitted. Consequently, an amount of Rs. 9.10 crore was recognized during the year ended March 31, 2001. Due to adverse market conditions, provision has been made for this investment under Indian GAAP during the previous year. US GAAP does not allow accounting for such non-cash transactions.

13.	Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements.

C. Outlook: Issues and risks

These have been discussed in detail in the Risk management report in this Annual Report.

40 | Management’s discussion and analysis of financial condition and results of operations

Annual Report 2003 – 04

Auditors’ report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2004, the Profit and Loss Account and Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)
in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(e)
on the basis of written representations received from the directors, as on March 31, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2004 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

(f)
in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2004;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for Bharat S. Raut & Co. Chartered Accountants

S. Balasubrahmanyam
Bangalore April 13, 2004	Partner Membership No. 53315

Auditors’ report | 41

Annual Report 2003 – 04

Annexure to the auditors’ report

The Annexure referred to in the auditors’ report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2004. We report that:

1.	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with such programme, the management has physically verified fixed assets during the year and no material discrepancies were noticed on such verification.

Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern status of the company.

2.	The Company’s nature of operations does not require it to hold inventories. Accordingly, clause 4(ii) of the Companies (Auditor’s Report) Order, 2003 (‘the Order’) is not applicable.

3.	The Company has neither granted nor taken any loans, secured or unsecured to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4.
In our opinion, and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for purchase of fixed assets. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not noted any continuing failure to correct major weakness in the internal controls during the course of the audit.

5.
In our opinion, and according to the information and explanations given to us, the transactions that need to be entered in the register in pursuance of section 301 of the Act have been entered, and the transactions have been made at prices which are reasonable with regard to the prevailing market prices at the relevant time.

6.
The Company has not accepted any deposits from the public and consequently, the directives issued by the Reserve Bank of India, the provisions of Sections 58A and 58AA of the Companies Act, 1956 and the rules framed thereunder are not applicable.

7.	In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.

8.
According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under clause (d) of sub-section (1) of Section 209 of the Companies Act, 1956 in respect of services carried out by the Company.

9.
According to the information and explanations given to us, and on the basis of our examination of the books of account, the Company has been regular in depositing with appropriate authorities undisputed statutory dues including provident fund, income-tax, sales-tax, customs duty, investor education and protection fund, wealth tax and any other material statutory dues applicable to it.

According to the information and explanations given to us, no undisputed dues payable in respect of income-tax, sales tax, wealth tax, customs duty and cess were outstanding at 31, March 2004 for a period of more than six months from the date they became payable. According to the information and explanations given to us, there are no dues in respect of sales tax, income tax, customs duty, wealth tax, excise duty, and cess that have not been deposited with the appropriate authorities on account of any dispute.

10.
The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the financial year immediately preceding such financial year.

11.	The Company has neither taken any loans from a financial institution and a bank nor issued any debentures. Accordingly, clause 4(xi) of the order is not applicable.

12.	The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, clause 4(xii) of the order is not applicable.

13.	The Company is not a chit fund, nidhi, mutual benefit fund or a society. Accordingly, clause 4(xiii) of the order is not applicable.

14.
According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the order is not applicable.

15.
According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, clause 4(xv) of the order is not applicable.

16.	The Company has not obtained any term loans. Accordingly, clause 4(xvi) of the order is not applicable.

17.	According to the information and explanations given to us, the Company has not raised any funds on short-term basis. All assets have been funded by shareholders’ funds.

18.
The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act. Accordingly, clause 4(xviii) of the order is not applicable.

19.	The Company has not issued any debentures. Accordingly, clause 4(xix) of the order is not applicable.

20.	The Company has not raised any money by public issues during the year. Accordingly, clause 4(xx) of the order is not applicable.

21.	According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam
Bangalore April 13, 2004	Partner Membership No. 53315

42 | Annexure to the auditors’ report

Annual Report 2003 – 04

Balance sheet as at

in Rs. crore
	Schedules	March 31, 2004	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	33.32	33.12
Reserves and surplus	2	3,220.11	2,827.53

		3,253.43	2,860.65

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		1,570.23	1,273.31
Less: Depreciation and amortization		803.41	577.15

Net book value		766.82	696.16
Add: Capital work-in-progress		203.48	76.56

		970.30	772.72
INVESTMENTS	4	1,027.38	33.20
DEFERRED TAX ASSETS	5	35.63	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	632.51	512.14
Cash and bank balances	7	1,638.01	1,336.23
Loans and advances	8	833.12	872.78

		3,103.64	2,721.15
Less: Current liabilities	9	560.44	315.25
Provisions	10	1,323.08	387.98

NET CURRENT ASSETS		1,220.12	2,017.92

		3,253.43	2,860.65

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above and the notes thereon form an integral part of the balance sheet.
This is the balance sheet referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 53315	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore April 13, 2004	Director	Director and Chief Financial Officer	Director	Company Secretary and Vice President – Finance

Financial statements – Indian GAAP | 43

Annual Report 2003 – 04

Profit and loss account for the year ended

in Rs. crore, except per share data
	Schedules	March 31, 2004	March 31, 2003

INCOME
Software services and products
Overseas		4,694.69	3,543.51
Domestic		66.20	79.18

		4,760.89	3,622.69
SOFTWARE DEVELOPMENT EXPENSES	11	2,495.31	1,813.30

GROSS PROFIT		2,265.58	1,809.39
SELLING AND MARKETING EXPENSES	12	335.08	266.98
GENERAL AND ADMINISTRATION EXPENSES	13	346.85	270.37

		681.93	537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		1,583.65	1,272.04
Interest		–	–
Depreciation and amortization		230.90	188.95

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		1,352.75	1,083.09
Other income	14	127.39	99.61
Provision for investments		9.67	23.77

NET PROFIT BEFORE TAX		1,470.47	1,158.93
Provision for taxation	15	227.00	201.00

NET PROFIT AFTER TAX		1,243.47	957.93

AMOUNT AVAILABLE FOR APPROPRIATION		1,243.47	957.93
DIVIDEND
Interim		96.09	82.76
Final		99.96	96.05
One-time special dividend		666.41	–
Total dividend		862.46	178.81
Dividend tax		110.50	12.30
Amount transferred – general reserve		200.00	766.82
Balance retained in profit and loss account		70.51	–

		1,243.47	957.93

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic		187.38	144.68
Diluted		185.05	143.37
Number of shares used in computing earnings per share
Basic		6,63,61,944	6,62,11,068
Diluted		6,71,96,754	6,68,16,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above and the notes thereon form an integral part of the profit and loss account.
This is the profit and loss account referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 53315	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore April 13, 2004	Director	Director and Chief Financial Officer	Director	Company Secretary and Vice President – Finance

44 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Cash flow statement for the year ended

in Rs. crore
	Schedules	March 31, 2004	March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,470.47	1,158.93
Adjustments to reconcile profit before tax to cash provided by operating activities
(Profit) / loss on sale of fixed assets		(0.04)	–
Depreciation and amortization		230.90	188.95
Interest and dividend income		(100.28)	(78.05)
Provisions on investments		9.67	23.77
Exchange differences on translation of foreign currency cash and cash equivalents		6.59	(0.97)
Changes in current assets and liabilities
Sundry debtors		(120.37)	(175.41)
Loans and advances	16	(1.34)	(127.63)
Current liabilities and provisions	17	245.50	158.46
Income taxes paid during the year	18	(107.13)	(232.09)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,633.97	915.96

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on exercise of stock options		122.27	13.52
Dividends paid during the year, including dividend tax		(216.75)	(165.49)

NET CASH USED IN FINANCING ACTIVITIES		(94.48)	(151.97)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(429.87)	(219.26)
Proceeds on disposal of fixed assets		1.43	0.33
Investments in securities	20	(1,003.85)	(12.53)
Interest and dividend income		100.28	78.05

NET CASH USED IN INVESTING ACTIVITIES		(1,332.01)	(153.41)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(6.59)	0.97

Net (decrease) / increase in cash and cash equivalents during the year		200.89	611.55
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD / YEAR		1,638.51	1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	21	1,839.40	1,638.51

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above and the notes thereon form an integral part of the cash flow statement.
This is the cash flow statement referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 53315	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore April 13, 2004	Director	Director and Chief Financial Officer	Director	Company Secretary and Vice President – Finance

Financial statements – Indian GAAP | 45

Annual Report 2003 – 04

Schedules to the balance sheet as at

in Rs. crore
		March 31, 2004	March 31, 2003

1.	SHARE CAPITAL
	AUTHORIZED
	Equity shares, Rs. 5/- par value 10,00,00,000 equity shares	50.00	50.00

	ISSUED, SUBSCRIBED AND PAID UP
	Equity shares, Rs. 5/- par value*	33.32	33.12
	6,66,41,056 (6,62,43,078) equity shares fully paid up
	[Of the above, 5,78,88,200 (5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

		33.32	33.12

	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	*for details of options in respect of the above shares, refer to Note 22.2.13

2.	RESERVES AND SURPLUS
	Capital reserve	5.94	5.94

	Share premium account as at April 1,	338.83	325.34
	Add: received during the year on exercise of stock options issued to employees	122.07	13.49

		460.90	338.83

	General reserve as at April 1,	2,482.76	1,715.94
	Add: Transfer from the profit and loss account	200.00	766.82

		2,682.76	2,482.76

	Balance in profit and loss account	70.51	–

		3,220.11	2,827.53

3. FIXED ASSETS	in Rs. crore
Particulars	Original cost				Depreciation and amortization				Net book value
	Cost as at	Additions	Deletions	Cost as at	As at	For the	Deductions	As at	As at	As at
	April 1,	during the	during the	March 31,	April 1,	year	during the	March 31,	March 31,	March 31,
	2003	year	year	2004	2003		year	2004	2004	2003

Land – free-hold*	15.88	4.17	–	20.05	–	–	–	–	20.05	15.88
– lease-hold	31.40	38.80	–	70.20	–	–	–	–	70.20	31.40
Buildings*	385.53	74.08	–	459.61	51.11	29.36	–	80.47	379.14	334.42
Plant and machinery*	227.32	54.33	0.26	281.39	113.66	51.62	0.18	165.10	116.29	113.66
Computer equipment	361.73	88.86	5.73	444.86	298.51	69.72	4.44	363.79	81.07	63.22
Furniture and fixtures*	208.97	42.62	0.04	251.55	102.27	49.39	0.02	151.64	99.91	106.70
Vehicles	0.35	0.08	–	0.43	0.22	0.05	–	0.27	0.16	0.13
Intangible assets
Intellectual property rights	42.13	0.01	–	42.14	11.38	30.76	–	42.14	–	30.75

	1,273.31	302.95	6.03	1,570.23	577.15	230.90	4.64	803.41	766.82	696.16

Previous year	960.60	317.86	5.15	1,273.31	393.03	188.95	4.83	577.15

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* includes certain assets provided on operating lease to Progeon Limited, a subsidiary company under the same management.
Please refer to Note 22.2.6 for details

46 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Schedules to the balance sheet as at

in Rs. crore
		March 31, 2004	March 31, 2003

4.	INVESTMENTS
	Trade (unquoted) – at cost
	Long-term investments
	In Subsidiaries
	Progeon Limited, India	24.50	12.25
	2,44,99,993 (1,22,49,993) equity shares of Rs. 10/- each, fully paid
	Infosys Technologies (Shanghai) Co. Limited, China	4.55	–
	Infosys Technologies (Australia) Pty. Limited, Australia	66.69	–
	1,01,08,869 (nil) equity shares of Aus $ 0.11 par value, fully paid

		95.74	12.25
	In others*	30.01	53.98
	Less: Provision for investments	27.97	33.03

		2.04	20.95
	Non-trade (unquoted), at the lower of cost and fair value, current investments
	Money market mutual funds	929.60	–

		1,027.38	33.20

	Aggregate of unquoted investments – carrying value / cost	1,027.38	33.20
	*Refer to Note 22.2.19 for details of investments

5.	DEFERRED TAX ASSETS
	Fixed assets	26.89	22.43
	Investments	6.60	12.10
	Sundry debtors	2.14	2.28

		35.63	36.81

6.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	9.07	14.09
	Other debts
	Unsecured
	considered good*	632.51	512.14
	considered doubtful	4.29	0.22

		645.87	526.45
	Less: Provision for doubtful debts	13.36	14.31

		632.51	512.14

	*Due from Progeon Limited, India, a subsidiary company	–	–
	Includes dues from companies where directors are interested	–	–

7.	CASH AND BANK BALANCES
	Cash on hand	–	0.01
	Balances with scheduled banks
	In current accounts*	179.25	50.76
	In deposit accounts in Indian rupees	1,299.28	1,129.53
	Balances with non-scheduled banks**
	In deposit accounts in foreign currency	0.04	–
	In current accounts in foreign currency	159.44	155.93

		1,638.01	1,336.23

	*Includes balance in unclaimed dividend account	1.98	1.60
	*Includes balance in escrow account	0.04	–
	**Refer to Note 22.2.16 for details of balances in non-scheduled banks

Financial statements – Indian GAAP | 47

Annual Report 2003 – 04

Schedules to the balance sheet as at

in Rs. crore
		March 31, 2004	March 31, 2003

8.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	37.32	18.38
	for supply of goods and rendering of services	5.83	1.77
	others*	4.51	3.28

		47.66	23.43
	Unbilled revenues	92.86	91.64
	Advance income tax	349.88	289.99
	Loans and advances to employees**
	housing and other loans	83.26	102.51
	salary advances	33.62	33.93
	Electricity and other deposits	9.08	13.37
	Rental deposits	14.93	13.57
	Deposits with financial institutions and body corporate	201.39	302.28
	Other assets	0.44	2.06

		833.12	872.78
	Unsecured, considered doubtful
	Loans and advances to employees	0.09	0.41

		833.21	873.19
	Less: Provision for doubtful loans and advances to employees	0.09	0.41

		833.12	872.78

	*Include dues from Infosys Technologies (Shanghai) Co. Limited, China	0.85	–
	**Include dues by non-director officers of the company	–	0.06
	Maximum amounts due by non-director officers at any time during the year	0.06	0.08

9.	CURRENT LIABILITIES
	Sundry creditors
	for goods*	11.36	1.17
	for accrued salaries and benefits
	salaries	14.58	15.61
	bonus and incentives	239.80	76.98
	leave provisions	41.45	27.47
	for other liabilities
	provision for expenses	59.41	56.11
	retention monies	6.88	5.33
	withholding and other taxes payable	34.70	23.30
	for purchase of intellectual property rights	19.21	24.80
	others	3.02	5.78

		430.41	236.55
	Advances received from clients	65.19	15.25
	Unearned revenue	62.86	61.85
	Unclaimed dividend	1.98	1.60

		560.44	315.25

	*Include dues to subsidiary companies
	- Infosys Technologies (Australia) Pty. Limited, Australia	11.34	–

10.	PROVISIONS
	Proposed dividend	766.37	96.05
	Provision for
	Tax on dividend	98.19	12.30
	Income taxes	453.39	274.81
	Post-sales client support	5.13	4.82

		1,323.08	387.98

48 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Schedules to the profit and loss account for the year ended

in Rs. crore
		March 31, 2004	March 31, 2003

11.	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,015.47	1,433.85
	Staff welfare	13.17	7.91
	Contribution to provident and other funds	49.90	31.94
	Overseas travel expenses	168.19	162.66
	Consumables	8.94	6.25
	Cost of software packages
	for own use	64.84	54.75
	for service delivery to clients	16.04	12.99
	Consultancy charges	109.89	75.86
	Computer maintenance	11.89	9.33
	Communication expenses	32.18	23.94
	Provision for post-sales client support	0.30	(6.18)
	Rent	4.50	–

		2,495.31	1,813.30

12.	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	207.25	141.73
	Staff welfare	0.59	0.62
	Contribution to provident and other funds	1.73	1.34
	Overseas travel expenses	40.45	45.16
	Consumables	0.19	0.21
	Cost of software packages for own use	0.18	0.21
	Computer maintenance	0.02	0.01
	Communication expenses	0.01	0.50
	Traveling and conveyance	1.43	1.19
	Rent	15.19	4.79
	Telephone charges	5.06	5.35
	Professional charges	5.75	10.63
	Printing and stationery	0.99	1.43
	Advertisements	0.53	1.04
	Brand building	34.23	29.05
	Office maintenance	0.24	2.72
	Repairs to plant and machinery	–	0.02
	Power and fuel	0.04	0.22
	Insurance charges	0.11	0.20
	Rates and taxes	0.08	0.27
	Bank charges and commission	0.02	0.09
	Commission charges	7.27	10.58
	Marketing expenses	5.99	6.72
	Sales promotion expenses	0.69	0.46
	Other miscellaneous expenses	7.04	2.44

		335.08	266.98

Financial statements – Indian GAAP | 49

Annual Report 2003 – 04

Schedules to the profit and loss account for the year ended

in Rs. crore
		March 31, 2004	March 31, 2003
13.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	73.11	56.24
	Contribution to provident and other funds	4.64	3.49
	Overseas travel expenses	6.36	7.78
	Traveling and conveyance	22.27	16.76
	Rent	19.19	24.51
	Telephone charges	29.21	21.34
	Legal and professional charges	33.92	37.99
	Printing and stationery	5.87	4.80
	Advertisements	5.50	5.15
	Office maintenance	28.83	20.13
	Repairs to building	10.28	7.27
	Repairs to plant and machinery	4.85	4.75
	Power and fuel	28.68	22.38
	Insurance charges	23.73	9.83
	Rates and taxes	5.38	5.14
	Donations	14.29	6.09
	Auditors’ remuneration
	statutory audit fees	0.31	0.27
	certification charges	0.03	0.03
	others	0.24	–
	out-of-pocket expenses	0.02	0.02
	Provision for bad and doubtful debts	15.99	0.73
	Provision for doubtful loans and advances	0.14	(0.07)
	Bank charges and commission	0.73	0.66
	Commission to non-wholetime directors	1.49	1.12
	Postage and courier	3.91	3.99
	Books and periodicals	1.51	1.42
	Research grants	0.54	–
	Freight charges	0.84	0.58
	Professional membership and seminar participation fees	3.57	3.55
	Other miscellaneous expenses	1.42	4.42

		346.85	270.37

14.	OTHER INCOME
	Interest received on deposits with banks and others*	82.88	78.05
	Dividend received on investment in mutual funds	17.40	–
	Miscellaneous income	7.68	3.89
	Exchange differences	19.43	17.67

		127.39	99.61

	*Tax deducted at source	16.55	14.69
15.	PROVISION FOR TAXATION
	Current year
	income taxes	226.31	212.09
	deferred taxes	1.18	(12.59)

		227.49	199.50
	Prior years	(0.49)	1.50

		227.00	201.00

50 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Schedules to the statement of cash flows for the year ended

in Rs. crore
			March 31, 2004	March 31, 2003
16.	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet		833.12	872.78
	Less:	Deposits with financial institutions and body corporate,
		included in cash and cash equivalents	(201.39)	(302.28)
		Advance income taxes separately considered	(349.88)	(289.99)

			281.85	280.51
	Less:	Opening balance considered	(280.51)	(152.88)

			1.34	127.63

17.	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet		1,883.52	703.23
	Add / (Less): Provisions separately considered in the cash flow statement
		Income taxes	(453.39)	(274.81)
		Dividends	(766.37)	(96.05)
		Dividend tax	(98.19)	(12.30)
		Non-cash transactions (Also refer Note 22.2.26c)	–	(24.50)
	Less:	Opening balance considered	(320.07)	(137.11)

			245.50	158.46

18.	INCOME TAXES PAID
	Charge as per the profit and loss account		227.00	201.00
	Add:	Increase in advance income taxes	59.89	53.74
		Increase / (Decrease) in deferred taxes	(1.18)	12.59
	Less:	(Increase) / Decrease in income tax provision	(178.58)	(35.24)

			107.13	232.09

19.	PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet		302.95	317.87
	Less:	Opening capital work-in-progress	(76.56)	(150.67)
	Less:	Non-cash transactions (Also refer Note 22.2.26c)	–	(24.50)
	Add:	Closing capital work-in-progress	203.48	76.56

			429.87	219.26

20.	INVESTMENTS IN SECURITIES
	As per the Balance Sheet		1,027.38	33.20
	Add:	Provisions on investments	9.67	23.77

			1,037.05	56.97
	Less:	Opening balance considered	(33.20)	(44.44)

			1,003.85	12.53

21.	CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
	As per the balance sheet		1,638.01	1,336.23
	Add:	Deposits with financial institutions and body corporate, included herein	201.39	302.28

			1,839.40	1,638.51

Financial statements – Indian GAAP | 51

Annual Report 2003 – 04

Schedules to the financial statements for the year ended March 31, 2004

22.	Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiaries, Progeon Limited (Progeon), Infosys Technologies (Australia) Pty. Limited (Infosys Australia), and Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai) is a leading global information technology, or IT, services company. The company provides end-to-end business solutions that leverage technology, thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

22. 1	Significant accounting policies

22.1.1.	Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (ICAI), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India. These accounting policies have been consistently applied, except where a newly issued accounting standard is initially adopted by the company. Management evaluates the effect of accounting standards issued on an on-going basis and ensures they are adopted as mandated by the ICAI. There are no recently issued accounting standards that management believes have a material impact on the financial statements of the company.

22.1.2.	Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (Management) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

22.1.3.	Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

22.1.4.	Expenditure

The cost of software purchased for use in the software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed on the basis of the lease rentals, payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on incomplete contracts are recorded in the period in which such losses become probable, based on current contract estimates. Leave encashment liability is provided on the basis of an actuarial valuation.

22.1.5.	Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6.	Depreciation and amortization

Depreciation on fixed assets is applied on a straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7.	Retirement benefits to employees

22.1.7.a.	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (Trust). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

22.1.7.b.	Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions.

52 | Financial statements – Indian GAAP

Annual Report 2003 – 04

22.1.7.c.	Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary.

Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to a government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8.	Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9.	Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

22.1.10.	Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period, based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

22.1.11.	Earnings per share

In determining earnings per share, the company considers the net profit after tax. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

22.1.12.	Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term, based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.

Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment. Dividends, if any, are recorded as income in the profit and loss account.

22.1.13.	Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing, and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

22.2	Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s / year’s presentation.

22.2.1.	Capital commitments and contingent liabilities

	As at March 31,	As at March 31,
	2004	2003

Estimated amount of unexecuted capital contracts (net of advances and deposits)	Rs. 192.49	Rs. 86.49
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	Rs. 11.23	Rs. 7.99
Claims against the company, not acknowledged as debts	Rs. 4.53	Rs. 15.17
Forward contracts outstanding
in US $	US $143,000,000	US $88,000,000
(equivalent approximate in Rs. crore)	(Rs. 643.93)	(Rs. 425.87)
Unamortized income	Rs. 3.13	Rs. 2.46

Financial statements – Indian GAAP | 53

Annual Report 2003 – 04

During the quarter ended September 30, 2003, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

22.2.2.	Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

22.2.3.	Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

Year ended March 31,
	2004	2003
Salaries and bonus, including overseas staff expenses	2,295.83	1,631.82
Contribution to provident and other funds	56.27	36.77
Staff welfare	13.76	8.53
Overseas travel expenses	215.00	215.60
Consumables	9.13	6.46
Cost of software packages
for own use	65.02	54.96
for service delivery to clients	16.04	12.99
Computer maintenance	11.91	9.34
Communication expenses	32.19	24.44
Consultancy charges	109.89	75.86
Provision for post-sales client support	0.30	(6.18)
Traveling and conveyance	23.70	17.95
Rent	38.88	29.30
Telephone charges	34.27	26.69
Professional charges	39.67	48.62
Printing and stationery	6.86	6.23
Advertisements	6.03	6.19
Office maintenance	29.07	22.85
Repairs to building	10.28	7.27
Repairs to plant and machinery	4.85	4.77
Power and fuel	28.72	22.60
Brand building	34.23	29.05
Insurance charges	23.84	10.03
Rates and taxes	5.46	5.41
Commission charges	7.27	10.58
Donations	14.29	6.09
Auditor’s remuneration
statutory audit fees	0.31	0.27
certification charges	0.03	0.03
others	0.24	–
out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	15.99	0.73
Provision for doubtful loans and advances	0.14	(0.07)
Bank charges and commission	0.75	0.75
Commission to non-wholetime directors	1.49	1.12
Postage and courier	3.91	3.99
Books and periodicals	1.51	1.42
Research grants	0.54	–
Freight charges	0.84	0.58
Professional membership and seminar participation fees	3.57	3.55
Marketing expenses	5.99	6.72
Sales promotion expenses	0.69	0.46
Other miscellaneous expenses	8.46	6.86

	3,177.24	2,350.65

54 | Financial statements – Indian GAAP

Annual Report 2003 – 04

22.2.4.	Imports (valued on the cost, insurance and freight basis)

Year ended March 31,
	2004	2003
Capital goods	70.64	53.58
Software packages	10.26	4.87

22.2.5.	Activity in foreign currency

Year ended March 31,
	2004	2003
Earnings in foreign currency (on the receipts basis)
Income from software services and products	4,531.54	3,375.82
Interest received on deposits with banks	1.02	2.05
Expenditure in foreign currency (on the payments basis)
Travel expenses	165.34	141.87
Professional charges	30.87	33.27
Other expenditure incurred overseas for software development	1,730.43	1,360.26
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	2,605.92	1,842.47

22.2.6.	Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

Year ended March 31,
	2004	2003
Lease rentals recognized during the period / year	38.88	29.30

Lease obligations	As at March 31,
	2004	2003
Within one year of the balance sheet date	25.04	17.93
Due in a period between one year and five years	56.74	36.00
Due after five years	4.82	7.00

The operating lease arrangements extend for a maximum of 10 years from their respective dates of inception and relates to rented overseas premises and car rentals.

Lease rental commitments on a contract with Progeon Limited, a subsidiary company, as at March 31, 2004 and 2003 due to Infosys within one year of the balance sheet date amounted to Rs. 8.02 and Rs. 4.05 and due in the period between one and five years amounted to Rs. 9.48 and 6.14 respectively. The lease for premises extends for a maximum period of five years from quarter ended June 30, 2002 (the period of inception).

The sub-lease rentals received from Progeon during the year ended March 31, 2004 and 2003 amounted to Rs. 0.92 and Rs. nil respectively.

Fixed assets stated below have been provided on operating lease to Progeon, a subsidiary company under the same management, as at March 31, 2004 and 2003.

Particulars	Cost	Accumulated	Net book
		depreciation	value

Building	12.57	1.99	10.58
	10.21	0.62	9.59
Plant and machinery	5.44	2.96	2.48
	2.94	0.70	2.24
Computers	1.24	1.07	0.17
	0.85	0.49	0.36
Furniture and fixtures	9.16	5.48	3.68
	2.64	0.88	1.76

Total	28.41	11.50	16.91
	16.64	2.69	13.95

The aggregate depreciation charged on the above during the year ended March 31, 2004 and 2003 amounted to Rs. 4.41 and Rs. 2.69 respectively.

The rental income from Progeon for the year ended March 31, 2004 and 2003 amounted to Rs. 6.49 and Rs. 1.96 respectively.

22.2.7.	Related party transactions

The company entered into related party transactions with Progeon Limited, a subsidiary company. The transactions are set out below.

Particulars	Year ended March 31,
	2004	2003
Capital transactions:
Financing transactions – amount paid to Progeon for issue of 1,22,50,000 (1,22,49,993) fully paid equity shares of Rs. 10/- each at par	12.25	12.25
Rental deposit	1.61	–

Revenue transactions:
Purchase of services	0.70	2.07
	0.70	2.07

Sale of services
Business consulting services	0.12	3.56
Shared services including facilities and personnel	12.70	9.61
	12.82	13.17

The company entered into related party transactions with Infosys Australia, a subsidiary company. The transactions are set out below.

Particulars	Year ended March 31,
	2004	2003
Capital transactions:
Purchase of fixed assets	3.50	–
Transfer of advances	2.33	–

Revenue transactions:
Purchase of services	47.20	–
Sale of services
Software services & products-overseas	2.93	–
Shared services including facilities and personnel	–	–

	2.93	–

The company entered into related party transactions with Infosys Shanghai, a subsidiary company. The transactions are set out below.

Particulars	Year ended March 31,
	2004	2003
Capital transactions:
Financing transactions – amount remitted towards capital	4.55	–

The company has an alliance with Supplychainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director

Financial statements – Indian GAAP | 55

Annual Report 2003 – 04

on the board of Supplychainge Inc. During the year ended March 31, 2004 and 2003, the company paid Rs. 0.71 and Rs. nil, respectively, to Supplychainge Inc. towards marketing services under this alliance. Additionally, amount receivable from Supplychainge Inc. as at March 31, 2004 and 2003 amounted to Rs. nil and Rs. 0.03 respectively, an amount that has been outstanding for a period exceeding six months and fully provided.

Mr. Deepak M. Satwalekar, Director, is also Director of HDFC. Prof. Marti G. Subrahmanyam, Director, is also a director in ICICI Bank Limited. Except as directors in these financial institutions, these persons have no direct interest in these transactions.

During the year ended March 31, 2004 and 2003, an amount of Rs. 12.00 and Rs. 5.53, respectively, has been donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees.

22.2.8.	Transactions with key management personnel

Managerial remuneration for non-wholetime directors:

	Year ended March 31,
	2004	2003
Commission	1.49	1.12
Sitting fees	0.04	0.05
Reimbursement of expenses	0.33	0.43

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-wholetime directors.

		Year ended March 31,
		2004	2003
Net profit after tax from ordinary activities		1,243.47	957.93
Add:
1.	Wholetime directors remuneration	2.47	6.07
2.	Director’s sitting fees	0.04	0.05
3.	Commission to non-wholetime directors	1.49	1.12
4.	Provision for bad and doubtful debts	15.99	0.73
5.	Provision for bad loans and advances	0.14	(0.07)
6.	Provision on investments	9.67	23.77
7.	Depreciation as per books of accounts	230.90	188.95
8.	Provision for taxation	227.00	201.00
		1,731.17	1,379.55
Less:
Depreciation as envisaged under Section 350 of the Companies Act*		230.90	188.95
Net profit on which commission is payable		1,500.27	1,190.60
Commission payable to non-wholetime directors:
Maximum allowed per the Companies Act, 1956 at 1%		15.00	11.91
Maximum approved by the shareholders (0.5%)		7.50	5.96
Commission approved by the board		1.49	1.12

* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel:

For the year ended March 31, 2004 and 2003, are set out below:

Name	Salary	Contributions to	Perquisites and	Total
		provident and	incentives	remuneration
		other funds

Chairman and Chief Mentor
N. R. Narayana Murthy	0.08	0.04	0.10	0.22
	0.08	0.04	0.08	0.20
Chief Executive Officer, President and Managing Director
Nandan M. Nilekani	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
Chief Operating Officer and Deputy Managing Director
S. Gopalakrishnan	0.08	0.04	0.10	0.22
	0.08	0.04	0.08	0.20

Wholetime Directors

K. Dinesh	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
S. D. Shibulal	0.76	–	0.23	0.99
	1.09	–	0.15	1.24
Chief Financial Officer
T. V. Mohandas Pai	0.11	0.04	0.16	0.31
	0.08	0.04	0.05	0.17
Srinath Batni	0.10	0.04	0.13	0.27
	0.08	0.04	0.05	0.17
Phaneesh Murthy
(Until July 23, 2002)	–	–	–	–
	0.99	–	2.73	3.72

56 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Particulars of remuneration and other benefits provided to key management personnel (contd.)

Name	Commission	Sitting fees	Reimbursement	Total
			of expenses	remuneration

Non-Wholetime Directors

Deepak M. Satwalekar	0.21	0.01	0.01	0.23
	0.12	–	0.02	0.14
Marti G. Subrahmanyam	0.19	–	0.07	0.26
	0.12	0.01	0.08	0.21
Philip Yeo	0.15	–	0.01	0.16
	0.12	–	0.01	0.13
Jitendra Vir Singh	0.08	–	–	0.08
	0.29	0.01	0.09	0.39
Omkar Goswami	0.18	0.01	0.01	0.20
	0.12	0.01	0.02	0.15
Larry Pressler	0.16	–	0.01	0.17
	0.12	0.01	0.09	0.22
Rama Bijapurkar	0.19	0.01	0.01	0.21
	0.12	–	0.02	0.14
Claude Smadja	0.12	–	0.09	0.21
	0.17	0.01	0.10	0.28
Sridar A. Iyengar	0.18	0.01	0.13	0.32
	–	–	–	–

Other senior management personnel

For the year ended March 31, 2004 and 2003 are set out below:

Name	Salary	Contributions	Perquisites	Total	Total	Outstanding
		to provident	and incentive	remuneration	loans granted	loans
		and other funds				and advances

Company Secretary
V. Balakrishnan,	0.12	0.04	0.22	0.38	–	–
	0.05	0.02	0.10	0.17	–	–

The details of the options granted to non-wholetime directors and other senior officers during the year ended March 31, 2004 and 2003 are as follows:

Name	Date of grant	Option plan	Number of	Exercise price	Expiration of
			options granted	(in Rs.)	options

Non-Wholetime Directors
Sridar A. Iyengar	April 10, 2003	1999	2,000	3,049.75	April 09, 2013
Claude Smadja	July 10, 2002	1999	2,000	3,333.65	July 09, 2012

22.2.9.	Exchange differences

Other income includes exchange differences of Rs. 19.43 and Rs. 17.67 for the year ended March 31, 2004, and 2003, respectively. Of this amount, the losses on translation of foreign currency deposits amounted to Rs. nil and Rs. 0.97 for the year ended March 31, 2004 and 2003, respectively.

22.2.10.	Research and development expenditure

	Year ended March 31,
	2004	2003
Capital	1.48	0.67
Revenue	43.06	13.77

	44.54	14.44

22.2.11.	Unearned revenue

Unearned revenue as at March 31, 2004 amounting to Rs. 62.86 (as at March 31, 2003, Rs. 61.85) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

22.2.12.	Dues to small-scale industrial undertakings

As at March 31, 2004, the company had no outstanding dues to small-scale industrial undertakings (as at March 31, 2003 – Rs. nil).

22.2.13.	Stock option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (the 1994 Plan)

As of March 31, 2004, the options to acquire 3,52,400 shares are outstanding with the Employee Welfare Trust. There are 3,17,600 outstanding options to acquire shares under the 1994 Plan. The 1994 Plan elapsed in fiscal year 2000 and, consequently, no further grants will be made under this plan.

1998 Stock Option Plan (the 1998 Plan)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Financial statements – Indian GAAP | 57

Annual Report 2003 – 04

Number of options granted, exercised and forfeited	Year ended March 31,
	2004	2003

Options granted, beginning of period / year	25,03,406	22,62,494
Granted during the period / year	95,900	5,80,200
Exercised during the period / year	(2,58,870)	(89,540)
Forfeited during the period / year	(4,04,931)	(2,49,748)
Options granted, end of period / year	19,35,505	25,03,406

1999 Stock Option Plan (the 1999 Plan)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 66,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Fair market value is the closing price of the company’s shares in the stock exchange, where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day.

Number of options granted, exercised and forfeited	Year ended March 31,
	2004	2003

Options granted, beginning of period / year	50,61,171	46,68,815
Granted during the period / year	1,92,800	6,16,850
Exercised during the period / year	(2,68,543)	(12,178)
Forfeited during the period / year	(3,94,898)	(2,12,316)
Options granted, end of period / year	45,90,530	50,61,171

The aggregate options considered for dilution are set out in Note 22.2.25

22.2.14.	Pro forma disclosures relating to the Employee Stock Option Plans (ESOPs)

The Securities and Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 Stock Option Plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below:

	Year ended March 31,
	2004	2003
Net profit:
As reported	1,243.47	957.93
Adjusted pro forma	1,230.57	934.76

22.2.15.	Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys’ operations are conducted through 100% Export Oriented Units (EOU). Income from EOUs are tax exempt for the earlier of 10 years, commencing from the fiscal year in which the unit commences software development, or March 31, 2009. The Finance Act 2002, states that the exempt income from EOUs for the year commencing April 1, 2002, is restricted to 90% of its aggregate income. However, this restriction is not applicable for the year commencing from April 01, 2003, and accordingly, 100% of the income derived from EOUs are exempt from taxation. Additionally, non-EOU exports are partly exempt from tax and such tax deductions are being phased out by fiscal 2004.

22.2.16.	Cash and bank balances

Details of balances kept with non-scheduled banks as on balance sheet dates and the maximum balances kept with non-schedule banks during the period / year are as follows:

Balances with non-scheduled banks	As at March 31,
	2004	2003

In current accounts
ABN Amro Bank, Taipei, Taiwan	0.94	0.14
Bank of America, Palo Alto, USA	108.03	124.83
Bank of America (Nations bank), Dallas, USA	–	2.92
Bank of China, Beijing China	0.03	–
Bank of Melbourne, Melbourne, Australia	0.23	0.16
Citibank NA, Melbourne, Australia	20.21	0.86
Citibank NA, Hong Kong	0.09	0.24
Citibank NA, Singapore	0.47	0.07
Citibank NA, Sydney, Australia	0.04	–
Citibank NA, Tokyo, Japan	0.08	0.70
Citibank NA, Sharjah, UAE	0.03	–
Deutsche Bank, Brussels, Belgium	3.30	1.02
Deutsche Bank, Frankfurt, Germany	2.03	5.88
Deutsche Bank, Netherlands	0.05	0.29
Deutsche Bank, Paris, France	0.30	0.22
Deutsche Bank, Zurich, Switzerland	0.40	0.04
Fleet Bank (Bank of Boston), Boston, USA	–	0.97
HSBC Bank PLC, Croydon, UK	11.17	12.86
National Bank of Sharjah, UAE	–	0.08
Nordbanken, Stockholm, Sweden	0.02	0.19
Nova Scotia Bank, Toronto, Canada	5.33	3.60
Royal Bank of Canada, Canada	6.21	–
Svenska Handeb Bank, Sweden	0.26	0.43
Sanwa Bank, Tokyo, Japan	0.22	0.43
	159.44	155.93

58 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Maximum balance held in
non-scheduled banks during	Year ended March 31,
the period / year	2004	2003

in current accounts
ABN Amro Bank, Brussels, Belgium	–	0.12
ABN Amro Bank, Taipei, Taiwan	0.96	0.14
Bank of America, Concord, USA	–	3.47
Bank of America, Hong Kong	–	0.38
Bank of America, Palo Alto, USA	263.45	271.39
Bank of America, Singapore	–	0.38
Bank of America (Nations Bank), Dallas, USA	6.98	4.41
Bank of China, Beijing, China	0.13	–
Bank of Melbourne, Melbourne, Australia	3.20	2.82
Citibank NA, Melbourne, Australia	20.21	1.35
Citibank NA, Hong Kong	0.41	0.40
Citibank NA, Singapore	0.57	0.24
Citibank NA, Sydney, Australia	15.31	–
Citibank NA, Tokyo, Japan	5.74	5.38
Citibank NA, Sharjah, UAE	0.11	–
Deutsche Bank, Brussels, Belgium	18.24	24.38
Deutsche Bank, Frankfurt, Germany	22.37	7.83
Deutsche Bank, Netherlands	1.69	1.05
Deutsche Bank, Paris, France	2.97	1.53
Deutsche Bank, Zurich, Switzerland	14.69	0.35
Fleet Bank (Bank of Boston), Boston, USA	0.97	2.19
Fleet Bank (Summit Bank), New Jersey, USA	–	2.03
HSBC Bank PLC, Croydon, UK	38.00	36.58
National Bank of Sharjah, UAE	0.08	0.11
Nordbanken, Stockholm, Sweden	0.41	0.41
Nova Scotia Bank, Toronto, Canada	8.69	4.78
Royal bank of Canada, Canada	10.09	–
UFJ Bank, Tokyo, Japan	2.67	7.82
Svenska Handels Bank, Sweden	4.25	0.93
Bank One, Columbus, USA	–	4.90

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 7.28 and Rs. 7.56 for the year ended March 31, 2004 and 2003 respectively.

22.2.17.	Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and a body corporate comprise:

	As at March 31,
	2004	2003
Deposits with financial institutions:
Housing Development Finance Corporation Limited	201.39	151.16
Deposit with body corporate:
GE Capital Services India Limited	–	151.12

	201.39	302.28
Interest accrued but not due (included above)	1.39	2.28

Maximum balance held as deposits with financial institutions and a body corporate:

	Year ended March 31,
	2004	2003
Deposits with financial institutions:
Housing Development Finance Corporation Limited	201.70	151.29
Deposit with body corporate:
GE Capital Services India Limited	151.82	152.02

The financial institutions and the body corporate have superior credit ratings from a premier credit rating agency in the country.

22.2.18.	Fixed assets

Profit / loss on disposal of fixed assets

	Year ended March 31,
	2004	2003
Profit on disposal of fixed assets	0.04	0.26
Loss on disposal of fixed assets	–	(0.25)
Profit / (loss) on disposal of fixed assets, net	0.04	0.01

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Year ended March 31,
	2004	2003
Charged during the period / year	28.61	14.25

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2004.

During the year ended March 31, 2003, the company entered into several arrangements to purchase Intellectual Property Rights (IPR). These primarily included:

•	The purchase of IPR in Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (IQFS) for a consideration of Rs. 16.97 (US $ 3.47 million).

•
An agreement to purchase IPR in AUTOLAY, a commercial software application product, with the Aeronautical Development Agency, India (ADA). The company has a firm commitment to share revenues with ADA for a maximum of US $ 5 million (Rs. 24.50) payable by 10 years from the contract date after which the ownership of intellectual property in AUTOLAY will transfer to the company.

•	Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, for Rs. 0.65.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003, and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 in the year ended March 31, 2004.

Financial statements – Indian GAAP | 59

Annual Report 2003 – 04

22.2.19.	Details of investments

	As at March 31,
	2004	2003

Long-term investments
Yantra Corporation, USA,
20,00,000 (20,00,000) common stock at US $ 0.20 each, fully paid, par value US $ 0.01 each	1.42	1.42
1 (1) Fully paid warrant to purchase 55,00,000 common stock, at US $ 0.19 each, exercise price of US $ 0.01 each	3.91	3.91
6,36,363 (6,36,363) Series A convertible preferred stock, at US $ 0.75 each, fully paid, par value US $ 0.01 each	1.73	1.73
CiDRA Corporation, USA
12,752 (33,333) Series D convertible preferred stock at US $ 90 each, fully paid, par value US $ 0.01 each	5.11	13.40
72,539 (nil) Class A common stock, par value US $ 0.001 each	–	–
2,139 (nil) Non voting redeemable preferred stock, par value US $ 0.01 each	–	–
CyVera Corporation, USA
25,461 (nil), Series A preferred stock par value US $ 0.001	–	–
Alpha Thinx Mobile Phone Services AG, Austria
Nil (27,790) bearer shares at € 20 each, fully paid, par value € 1 each	–	2.21
JASDIC Park Company, Japan
Nil (480) common stock at ¥ 50,000 each, fully paid, par value ¥ 50,000 each	–	0.75
Asia Net Media (BVI) Ltd., the British Virgin Islands
3,00,00,000 (3,00,00,000) ordinary shares at US $ 0.05 each, fully paid, par value US $ 0.01 each	6.85	6.85
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US $ 0.4348 each, fully paid, par value US $ 0.001 each	0.20	0.20
1,00,000 (1,00,000) Series A voting convertible preferred stock at US $ 0.4348 each, fully paid, par value US $ 0.001 each	0.20	0.20
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US $ 0.4348 each, fully paid, par value US $ 0.001 each	8.55	8.55
Stratify Inc. (formerly PurpleYogi Inc.), USA
Nil (2,76,243) Series D convertible preferred stock at US $ 1.81 each fully paid, par value US $ 0.001 each	–	2.33
Workadia Inc. USA
Nil (22,00,000) Series B convertible preferred stock at US $ 1.00 each, fully paid, par value US $ 0.0002 each (adjusted for stock splits)	–	10.32
Software Services Support Education Center Limited
1 (1) equity share of Rs. 10 each, fully paid, par value Rs. 10	–	–
The Saraswat Co-operative Bank Limited, India
1,035 (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	–	–
M-Commerce Ventures Pte. Ltd., Singapore
100 (80) ordinary shares of S $ 1 each, fully paid, par value S $ 1 each	–	–
684 (720) redeemable preference shares of S $ 1 each, fully paid, at a premium of S $ 1,110 per redeemable preferred stock	2.04	2.11
216 (nil) redeemable preference shares of S $ 1 each, fully paid, par value S $ 1 each	–	–

	30.01	53.98

	As at March 31,
	2004	2003

Money market mutual funds
Birla Cash Plus Monthly Dividend Payout Plan, India
2,00,00,000 (nil) units of NAV of Rs. 10.0000 each, at cost	20.00	–
2,99,80,213 (nil) units of NAV of Rs. 10.0013 each, at fair value	29.98	–
99,73,868 (nil) units of NAV of Rs. 10.0013 each, at fair value	9.98	–
2,99,65,839 (nil) units of NAV of Rs. 10.0013 each, at fair value	29.97	–
99,83,627 (nil) units of NAV of Rs. 10.0013 each, at fair value	9.99	–
Deutsche Bank Insta Cash Fund
2,46,26,175 (nil) units of NAV of Rs. 10.1518 each, at cost	25.00	–
DSP Merrill Lynch Liquidity Fund, India
2,02,23,638 (nil) units of NAV of Rs. 12.4032 each, at cost	25.08	–
2,01,48,941 (nil) units of NAV of Rs. 12.4071 each, at fair value	25.00	–
Grindlays Cash Fund – Institutional Plan, India
4,71,94,744 (nil) units of NAV of Rs. 10.5944 each, at cost	50.00	–
94,07,161 (nil) units of NAV of Rs. 10.6027 each, at fair value	9.97	–
3,77,05,258 (nil) units of NAV of Rs. 10.6027 each, at fair value	39.98

60 | Financial statements – Indian GAAP

Annual Report 2003 – 04

22.2.19.	Details of investments (contd.)

	As at March 31,
	2004	2003

HDFC Liquid Fund – Premium Plus Plan – Dividend, India
1,67,72,754 (nil) units of NAV of Rs. 11.9241 each, at cost	20.00	–
1,67,60,666 (nil) units of NAV of Rs. 11.9327 each, at cost	20.00	–
83,85,182 (nil) units of NAV of Rs. 11.9258 each, at cost	10.00	–
83,61,274 (nil) units of NAV of Rs. 11.9599 each, at cost	10.00	–
20,871,772 (nil) units of NAV of Rs. 11.9779 each, at cost	25.00	–
HSBC Cash Fund, India
2,39,58,064 (nil) units of NAV of Rs. 10.4349 each, at cost	25.00	–
2,39,13,834 (nil) units of NAV of Rs. 10.4416 each, at fair value	24.97	–
JM High Liquidity Fund – Institutional Plan – Dividend, India
1,99,51,319 (nil) units of NAV of Rs. 10.0226 each, at fair value	20.00	–
1,99,65,260 (nil) units of NAV of Rs. 10.0174 each, at cost	20.00	–
99,79,542 (nil) units of NAV of Rs. 10.0205 each, at cost	10.00	–
99,77,949 (nil) units of NAV of Rs. 10.0221 each, at cost	10.00	–
3,99,02,638 (nil) units of NAV of Rs. 10.0226 each, at fair value	39.99	–
Kotak Mahindra Liquid Institutional Premium Plan, India
4,98,56,409 (nil) units of NAV of Rs. 10.0267 each, at fair value	49.99	–
4,98,55,916 (nil) units of NAV of Rs. 10.0267 each, at fair value	49.99	–
Principal Cash Management Fund, India
2,49,50,598 (nil) units of NAV of Rs. 10.0198 each, at cost	25.00	–
2,99,97,300 (nil) units of NAV of Rs. 10.0009 each, at cost	30.00	–
Prudential ICICI Liquid Plan – Institutional Monthly Dividend, India
3,34,49,157 (nil) units of NAV of Rs. 11.9178 each, at fair value	39.86	–
83,89,051 (nil) units of NAV of Rs. 11. 9178 each, at fair value	10.00	–
3,34,88,777 (nil) units of NAV of Rs. 11. 9178 each, at fair value	39.91	–
83,87,714 (nil) units of NAV of Rs. 11. 9178 each, at fair value	10.00	–
Reliance Liquid Fund Treasury Plan, India
3,93,95,110 (nil) units of NAV of Rs. 15.2062 each, at cost	59.90	–
SBI Insta Cash Fund – Dividend Plan, India
2,37,55,900 (nil) units of NAV of Rs. 10.5317 each, at cost	25.02	–
Templeton India Treasury Management Account, India
2,01,071 (nil) units of NAV of Rs. 1244.4256 each, at cost	25.02	–
2,41,085 (nil) units of NAV of Rs. 1244.3753 each, at cost	30.00	–
UTI Liquid Cash Plan, India
2,49,23,733 (nil) units of NAV of Rs. 10.0306 each, at cost	25.00	–

	929.60	–

The following are the particulars of strategic investments made during the year ended March 31, 2004 and 2003:

Particulars of investee companies	As at March 31,
	2004	2003

Progeon Limited, India	12.25	12.25
Infosys Technologies (Shanghai) Co. Limited, China	4.55	–
M-Commerce Ventures Pte. Limited, Singapore*	(0.07)	0.27
	16.73	12.52

*Net of redemptions

Infosys holds 100% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 1,22,49,993 equity shares have been issued to Infosys in of April 2002 and 1,22,50,000 in March 2004, each, for an aggregate consideration of Rs. 24.50. Pursuant to the agreement, CIFC has been issued 43,75,000 0.0005% cumulative convertible preference shares each on June 30, 2002 and March 31, 2004 for an aggregate consideration of Rs. 93.80. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty. Limited, Australia. The transaction value approximates A $ 32.0 million (US $ 24.32 million or Rs. 110.90). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. As of March 31, 2004, the company had invested Rs. 66.69 for 1,01,08,869 equity shares of A $ 0.11 par value, fully paid. The acquired company has been renamed as Infosys Technologies (Australia) Pty. Limited.

During the year ended March 31, 2004, the Company invested Rs. 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S $”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S $ 1/- each, fully paid for a premium of S $ 1,110. The Company also received Rs. 0.61 towards return of premium of S $ 1,110/- each on 216 redeemable preference shares of face value of S $ 1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs. 2.04.

During the year, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05, 72,539 Class A common stock of

Financial statements – Indian GAAP | 61

Annual Report 2003 – 04

par value US $ 0.001 each of CiDRA, 2,139 Non voting redeemable preferred stock of par value US $ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $ 0.001 of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $ 0.001 of CyVera Corporation, USA, based on retained shares of CiDRA.

During the year ended March 31, 2004, the company received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s Republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US $ 5 million (Rs. 22.78). As of March 31, 2004, the company had invested US $ 1 million (Rs. 4.55) in the subsidiary.

Subsequent to the year end, on April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to Infosys’ global delivery model. The Board approved an investment of up to US $ 20 million in Infosys Consulting.

22.2.20.	Unbilled revenue

Unbilled revenue as at March 31, 2004 amounts to Rs. 92.86 (as at March 31, 2003, Rs. 91.64) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time-frame contracts until the balance sheet date.

22.2.21.	Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprises all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2004 and 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	1,722.08	716.47	774.83	563.16	984.35	4,760.89
	1,355.94	597.84	543.19	414.54	711.18	3,622.69
Identifiable operating expenses	728.69	311.01	317.93	210.29	413.33	1,981.25
	546.77	243.93	186.18	132.45	264.64	1,373.97
Allocated expenses	433.73	180.08	193.52	141.58	247.08	1,195.99
	377.31	157.77	143.72	109.56	188.32	976.68
Segmental operating income	559.66	225.38	263.38	211.29	323.94	1,583.65
	431.86	196.14	213.29	172.53	258.22	1,272.04
Unallocable expenses						230.90
						188.95
Operating income						1,352.75
						1,083.09
Other income (expense), net						117.72
						75.84
Net profit before taxes						1,470.47
						1,158.93
Income taxes						227.00
						201.00
Net profit after taxes						1,243.47
						957.93

62 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Geographic segments

Year ended March 31, 2004 and 2003

	North America	Europe	India	Rest of the	Total
				World

Revenues	3,401.42	913.84	66.20	379.43	4,760.89
	2,637.51	641.58	79.18	264.42	3,622.69
Identifiable operating expenses	1,422.01	371.35	18.25	169.64	1981.25
	1,052.82	224.82	19.79	76.54	1,373.97
Allocated expenses	856.13	229.10	16.73	94.03	1,195.99
	704.20	169.21	30.01	73.26	976.68
Segmental operating income	1,123.28	313.39	31.22	115.76	1,583.65
	880.49	247.55	29.38	114.62	1,272.04
Unallocable expenses					230.90
					188.95
Operating income					1,352.75
					1,083.09
Other income (expense), net					117.72
					75.84
Net profit before taxes					1,470.47
					1,158.93
Income taxes					227.00
					201.00
Net profit after taxes					1,243.47
					957.93

22.2.22.	Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, and general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2004, the company has provided for doubtful debts of Rs. 4.29 (as at March 31, 2003 Rs. 0.22) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company continues pursuing the parties for recovery of the dues, in part or full.

22.2.23.	Provisions for investments

The company evaluates all investments for any diminution in their carrying values that is other than temporary. During the year ended March 31, 2004 and 2003, the amount of provision made on trade investments amount to Rs. 9.24 and Rs. 23.77 respectively.

The company provided Rs. 0.43 and Rs. nil during the year ended March 31, 2004 and 2003, respectively, on revision of the carrying amount of non-trade investments to fair value.

22.2.24.	Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (ADS holders) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted are as follows:

Particulars	Number of shares	Year ended March 31,
	to which the	2004	2003
	dividends relate

Final dividend for FY 2002	21,18,500	–	2.65
Interim dividend for FY 2003	21,44,047	–	2.68
Final dividend for FY 2003	21,60,870	3.13	–
Interim dividend for FY 2004	51,78,450	7.51	–

22.2.25.	Reconciliation of basic and diluted shares used in computing earnings per share

Year ended March 31,	2004	2003

Number of shares considered as basic weighted average shares outstanding	6,63,61,944	6,62,11,068
Add: Effect of dilutive issues of shares / stock options	8,34,810	6,05,753
Number of shares considered as weighted average shares and potential shares outstanding	6,71,96,754	6,68,16,821

22.2.26.      Notes on the statement of cash flows

22.2.26.a.

The balance of cash and cash equivalents includes Rs. 1.98 as at March 31, 2004 (Rs. 1.60 as at March 31, 2003) set aside for payment of dividends. Also, an amount of Rs. 0.04 has been retained in escrow as at March 31, 2004 (Rs. nil as at March 31, 2003).

22.2.26.b.

Investments in securities include Rs. 12.25 invested in Progeon Limited, a subsidiary, in the year ended March 31, 2004 (Rs. 12.25 in the year ended March 31, 2003). For the year ended March 31, 2004, it includes an amount of US $ 1 million (Rs. 4.55) towards investment in capital of Infosys Technologies (Shanghai) Co. Limited, China and also an amount of Rs. 66.69 invested in Infosys Technologies (Australia) Pty. Limited.

22.2.26.c.

The cash flows for the year ended March 31, 2003 excludes an agreement to purchase intellectual property for Rs. 24.50, as the intellectual property and its corresponding liability are in substance a non-cash transaction.

Financial statements – Indian GAAP | 63

Annual Report 2003 – 04

Balance sheet abstract and company’s general business profile

Registration details
Registration No.	13115
State Code	08

Balance Sheet Date	March 31, 2004
in Rs. thousand, except per share data

Capital raised during the year
Public issue	-
Rights issue	-
Bonus issue	-
Private placement	-
Preferential offer of shares under Employee Stock Option Plan scheme *	1,222,700
Position of mobilization and deployment of funds
Total liabilities	32,534,243
Total assets	32,534,243
-
Sources of funds	-
Paid-up capital	333,207
Reserves and surplus	32,201,036
Secured loans	-
Unsecured loans	-
Application of funds	-
Net fixed assets	9,702,983
Investments	10,273,804
Net current assets	12,201,156
Deferred tax assets	356,300
Miscellaneous expenditure	-
Accumulated losses	-
Performance of company
Income from software services and products	47,608,890
Other income	1,273,885
Total income	48,882,775
Total Expenditure	34,178,102
Profit / loss before tax	14,704,673
Extraordinary Income
Profit / loss after tax	12,434,673
Earnings per share from ordinary activities (basic) (Rs.)	187.38
Earnings per share from ordinary activities (diluted) (Rs.)	185.05
Dividend rate par value Rs. 5/- (%)	2,590
Generic names of principal products / services of the company
Item code no. (ITC code)	85 24 90 09
Product description	Computer software
* Issue of shares arising on the exercise of options granted to employees under the company’s
1998 ADS Plan	129,435
1999 Plan	268,543

	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
	Chairman and Chief Mentor	Chief Executive Officer, President	Chief Operating Officer and	Director
		and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
April 13, 2004				Vice President – Finance

64 | Financial statements – Indian GAAP

Annual Report 2003 – 04

Statement pursuant to Section 212 of the Companies Act,1956, relating to subsidiary companies

1	Name of the subsidiary		Progeon Limited	Infosys Technologies (Australia) Pty. Ltd.	Infosys Technologies (Shanghai) Co. Ltd.	Progeon S.R.O (Republic of Czech) (Subsidiary of Progeon)

2	Financial period ended		March 31, 2004	March 31, 2004	March 31, 2004	March 31, 2004

3	Holding company’s interest		100% (2,45,00,000 equity shares of Rs. 10 each fully paid up)	100% (1,01,08,869 shares of A $0.01 each)	100%	100%

4	The net aggregate of profits or losses for the current period of the subsidiary so far as it concerns the members of the holding company

	a.	dealt with or provided for in the accounts of the holding company	Nil	Nil	Nil	Nil

	b.	not dealt with or provided for in the accounts of the holding company	Loss: Rs. 59,79,221	Profit: Rs. 1,15,22,397	Loss: Rs. 39,61,079	Nil

5	The net aggregate of profits or losses for previous financial years of the subsidiary so far as it concerns the members of the holding company

	a.	dealt with or provided for in the accounts of the holding company	Nil	Not applicable, since the company was acquired during the year	Not applicable, since this is the first period of operations of subsidiary	Not applicable, since this is the first period of operations of subsidiary

	b.	not dealt with or provided for in the accounts of the holding company	Loss: Rs. 3,15,55,444	NA	NA	NA

	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
	Chairman and Chief Mentor	Chief Executive Officer, President	Chief Operating Officer and	Director
		and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
April 13, 2004				Vice President – Finance

Section 212 report | 65

Annual Report 2003 – 04

Consolidated financial statements of Infosys Technologies Limited and subsidiaries

Auditors’ report to the board of directors on the consolidated financial statements of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at March 31, 2004, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of a subsidiary, whose financial statements reflect total assets of Rs 6.32 crore as at 31st March 2004, the total revenue of Rs 14.72 crore and cash flows amounting to Rs 5.39 crore for the year ended on that date. These financial statements and other financial information have been audited by other auditors whose report has been furnished to us, and our opinion is based solely on the report of other auditors.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at March 31, 2004;

(b)	in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the year ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the year ended on that date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam
Bangalore	Partner
April 13, 2004	Membership No. 53315

66 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

Consolidated balance sheet as at

in Rs. crore
	Schedules	March 31, 2004	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	33.32	33.12
Reserves and surplus	2	3,216.26	2,824.37

		3,249.58	2,857.49
Preference shares issued by subsidiary	3	93.56	49.00

		3,343.14	2,906.49

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		1,633.65	1,279.04
Less: Depreciation and amortization		809.84	578.54

Net book value		823.81	700.50
Add: Capital work-in-progress		208.05	77.39

		1,031.86	777.89
INVESTMENTS	5	945.45	20.95
DEFERRED TAX ASSETS	6	39.97	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	651.45	518.65
Cash and bank balances	8	1,721.51	1,346.54
Loans and advances	9	860.95	913.46

		3,233.91	2,778.65
Less: Current liabilities	10	581.72	319.60
Provisions	11	1,326.33	388.21

NET CURRENT ASSETS		1,325.86	2,070.84

		3,343.14	2,906.49

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above and the notes thereon form an integral part of the consolidated balance sheet.

This is the consolidated balance sheet referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 53315	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore April 13, 2004	Director	Director and Chief Financial Officer	Director	Company Secretary and Vice President – Finance

Consolidated financial statements – Indian GAAP | 67

Annual Report 2003 – 04

Consolidated profit and loss account for the year ended

in Rs. crore, except per share data
	Schedules	March 31, 2004	March 31, 2003

INCOME – Software services, products and business process management
Overseas		4,786.72	3,564.36
Domestic		66.23	75.62

		4,852.95	3,639.98
Software development and business process management expenses	12	2,538.67	1,822.96

GROSS PROFIT		2,314.28	1,817.02
SELLING AND MARKETING EXPENSES	13	350.90	271.73
GENERAL AND ADMINISTRATION EXPENSES	14	369.19	275.67

		720.09	547.40
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		1,594.19	1,269.62
Interest		–	–
Depreciation and amortization		236.73	190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		1,357.46	1,079.28
Other income	15	123.38	100.26
Provision for investments		9.67	23.77

NET PROFIT BEFORE TAX		1,471.17	1,155.77

Provision for taxation	16	227.54	201.00

NET PROFIT AFTER TAX		1,243.63	954.77

AMOUNT AVAILABLE FOR APPROPRIATION		1,243.63	954.77
DIVIDEND
Interim		96.09	82.76
Final		99.96	96.05
One-time special dividend		666.41	–
Total dividend		862.46	178.81
Dividend tax		110.50	12.30
Amount transferred – general reserve		200.00	763.66
Balance in Profit and Loss Account		70.67	–

		1,243.63	954.77

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic		187.40	144.20
Diluted		185.07	142.89
Number of shares used in computing earnings per share
Basic		6,63,61,944	6,62,11,068
Diluted		6,71,96,754	6,68,16,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above and the notes thereon form an integral part of the consolidated profit and loss account.

This is the consolidated profit and loss account referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 53315	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore April 13, 2004	Director	Director and Chief Financial Officer	Director	Company Secretary and Vice President – Finance

68 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

Consolidated cash flow statement for the year ended

in Rs. crore
	Schedules	March 31, 2004	March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,471.17	1,155.77
Adjustments to reconcile profit before tax to cash provided by operating activities
(Profit) / Loss on sale of fixed assets		0.41	(0.01)
Depreciation and amortization		236.73	190.34
Interest and dividend income		(102.23)	(80.67)
Provisions on investments		9.67	23.77
Exchange differences on translation of foreign currency cash and cash equivalents		4.91	(2.06)
Changes in current assets and liabilities
Sundry debtors		(132.80)	(181.92)
Loans and advances	17	(17.67)	(132.38)
Current liabilities and provisions	18	262.20	163.04
Income taxes paid during the period / year	19	(108.60)	(232.54)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,623.79	903.34

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		44.56	49.00
Proceeds on exercise of stock options		122.27	13.52
Dividends paid during the period / year, including dividend tax		(216.75)	(165.49)

NET CASH USED IN FINANCING ACTIVITIES		(49.92)	(102.97)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(425.85)	(225.82)
Acquisition of Expert Information Systems Pty. Limited, Australia		(66.68)	–
Proceeds on disposal of fixed assets		1.42	0.33
Investments in securities	21	(934.17)	(0.27)
Interest and dividend income		102.23	80.67

NET CASH USED IN INVESTING ACTIVITIES		(1,323.05)	(145.09)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5.76)	2.06

Net (decrease) / increase in cash and cash equivalents during the period / year		245.06	657.34
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD / YEAR		1,684.30	1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR	22	1,929.36	1,684.30

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

This is the Cash Flow Statement referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 53315	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore April 13, 2004	Director	Director and Chief Financial Officer	Director	Company Secretary and Vice President – Finance

Consolidated financial statements – Indian GAAP | 69

Annual Report 2003 – 04

Schedules to the consolidated balance sheet as at

in Rs. Crore
	March 31, 2004	March 31, 2003
1. SHARE CAPITAL AUTHORIZED
Equity shares, Rs. 5/- par value* 10,00,00,000 equity shares	50.00	50.00

ISSUED, SUBSCRIBED AND PAID UP
Equity shares, Rs. 5/- par value 6,66,41,056 (6,62,43,078) equity shares fully paid up	33.32	33.12
[Of the above, 5,78,88,200 (5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	33.32	33.12

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
*For details of options in respect of the above shares, refer to Note 23.2.9
2. RESERVES AND SURPLUS
Capital reserve	5.94	5.94

Share premium account as at April 1,	338.83	325.34
Add: Received during the period on conversion of stock options issued to employees	122.07	13.49

	460.90	338.83

Foreign currency translation adjustment	(0.85)	–
General reserve as at April 1,	2,479.60	1,715.94
Add: Transfer from profit & loss account	200.00	763.66

	2,679.60	2,479.60
Balance in profit and loss account	70.67	–

	3,216.26	2,824.37

3. PREFERENCE SHARES ISSUED BY SUBSIDIARY AUTHORIZED
0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (43,75,000) preference shares	87.50	43.75

ISSUED, SUBSCRIBED AND PAID UP
0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (43,75,000) preference shares fully paid up*	87.50	43.75
Premium received on issue of preference shares	6.06	5.25

	93.56	49.00

* For details of the terms relating to the preference shares, refer to Note 23.2.18

4. FIXED ASSETS								in Rs. crore

Particulars	Original cost			Depreciation and amortization					Net book value

	Cost as at	Additions	Deletions	Cost as at	As at	For the	Deductions	As at	As at	As at
	April 1,	during the	during the	March 31,	April 1,	year	during the	March 31,	March 31,	March 31,
	2003	year	year	2004	2003		year	2004	2004	2003

Goodwill	–	40.52	–	40.52	–	–	–	–	40.52	–
Land – free-hold	15.87	4.18	–	20.05	–	–	–	–	20.05	15.87
Land – lease-hold	31.41	38.79	–	70.20	–	–	–	–	70.20	31.41
Buildings	385.53	74.08	–	459.61	51.11	29.36	–	80.47	379.14	334.42
Plant and machinery	227.36	56.25	0.26	283.35	113.68	51.77	0.18	165.27	118.08	113.68
Computer equipment	367.40	100.21	5.77	461.84	299.88	74.97	4.48	370.37	91.47	67.52
Furniture and fixtures	208.99	45.12	1.24	252.87	102.27	49.62	0.77	151.12	101.75	106.72
Lease-hold improvements	–	2.64	–	2.64	–	0.20	–	0.20	2.44	–
Vehicles	0.35	0.08	–	0.43	0.22	0.05	–	0.27	0.16	0.13
Intangible assets
Intellectual property rights	42.13	0.01	–	42.14	11.38	30.76	–	42.14	–	30.75
	1,279.04	361.88	7.27	1,633.65	578.54	236.73	5.43	809.84	823.81	700.50
Previous year	960.59	323.60	5.15	1,279.04	393.03	190.34	4.83	578.54	700.50

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

70 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

Schedules to the consolidated balance sheet as at

in Rs. Crore
	March 31, 2004	March 31, 2003

5. INVESTMENTS
Trade (unquoted) – at cost
Long-term investments	30.01	53.98
Less: Provision for investments	27.97	33.03

	2.04	20.95
Non-trade (unquoted), at the lower of cost and fair value, current investments
Mutual funds	943.41	–

	945.45	20.95

Aggregate of unquoted investments – carrying value / cost	945.45	20.95
6. DEFERRED TAX ASSETS
Fixed assets	27.13	22.43
Investments	6.60	12.10
Sundry debtors	2.14	2.28
Leave provisions and others	4.10	–

	39.97	36.81

7. SUNDRY DEBTORS
Debts outstanding for a period exceeding six months
Unsecured
Considered good	9.83	–
Considered doubtful	9.07	14.09
Other debts
Unsecured
Considered good	641.62	518.65
Considered doubtful	4.29	0.22

	664.81	532.96
Less: Provision for doubtful debts	13.36	14.31

	651.45	518.65

Of the above:
Dues from companies where directors are interested	–	0.03
8 CASH AND BANK BALANCES
Cash on hand	0.01	0.01
Balances with scheduled banks
In current accounts*	226.87	55.96
In deposit accounts in Indian rupees	1,317.28	1,134.58
Balances with non-scheduled banks
In current accounts	163.49	155.99
In deposit accounts in foreign currency	13.86	–

	1,721.51	1,346.54

* Includes balance in unclaimed dividend account	1.98	1.60
* Includes balance in escrow account	0.04	–

Consolidated financial statements – Indian GAAP | 71

Annual Report 2003 – 04

Schedules to the consolidated balance sheet as at

in Rs. Crore
	March 31, 2004	March 31, 2003

9. LOANS AND ADVANCES
Unsecured, considered good
Advances
Prepaid expenses	37.95	19.71
Advances paid for supply of goods and rendering of services	5.83	1.77
Others	3.65	4.45

	47.43	25.93
Unbilled revenues	103.09	93.64
Advance income tax	350.17	290.44
Loans and advances to employees*
Housing and other loans	83.36	102.51
Salary advances	36.37	33.93
Electricity and other deposits	9.50	13.37
Rental deposits	14.98	13.57
Deposits with financial institutions and body corporate	207.85	337.76
Deposits with government authorities	0.01	–
Other assets	8.19	2.31

	813.52	887.53
Unsecured, considered doubtful Loans and advances to employees	0.09	0.41

	861.04	913.87
Less: Provision for doubtful loans and advances to employees	0.09	0.41

	860.95	913.46

* Includes dues by non-director officers of the company	–	0.06
Maximum amounts due by non-director officers at any time during the year	–	0.08
10. CURRENT LIABILITIES
Sundry creditors
For capital goods	1.48	0.85
For goods	2.65	1.17
For accrued salaries and benefits
Salaries	15.22	15.82
Bonus and incentives	243.78	77.13
Leave provisions	51.82	27.47
For other liabilities
Provision for expenses	63.77	57.97
Retention monies	5.27	5.33
Withholding and other taxes payable	44.46	23.60
For purchase of intellectual property rights	19.21	24.80
Others	3.04	5.86

	450.70	240.00
Advances received from clients	65.19	15.25
Unearned revenue	63.85	62.75
Unclaimed dividend	1.98	1.60

	581.72	319.60

11. PROVISIONS
Proposed dividends	766.37	96.05
Provision for
Tax on dividends	98.19	12.30
Income taxes	456.64	274.81
Post-sales client support	5.13	5.05

	1,326.33	388.21

72 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

Schedules to the consolidated balance sheet as at

in Rs. Crore
	March 31, 2004	March 31, 2003

12. SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
Salaries and bonus including overseas staff expenses	2,079.57	1,436.82
Staff welfare	13.49	8.03
Contribution to provident and other funds	51.63	32.52
Overseas travel expenses	174.00	166.10
Travel and conveyance	3.44	0.51
Consumables	10.09	6.30
Cost of software packages
For own use	64.84	55.16
For service delivery to clients	16.12	13.10
Rent	4.57	–
Computer maintenance	12.26	9.33
Communication expenses	42.58	25.13
Provision for post-sales client support	0.30	(6.18)
Consultancy charges	65.78	76.14

	2,538.67	1,822.96

13. SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	216.47	145.32
Staff welfare	0.75	0.63
Contribution to provident and other funds	1.82	1.34
Overseas travel expenses	42.57	45.48
Consumables	0.20	0.21
Cost of software packages for own use	0.18	0.21
Computer maintenance	0.04	0.01
Traveling and conveyance	2.29	1.20
Rent	15.19	4.79
Telephone charges	5.16	5.89
Professional charges	6.11	10.79
Printing and stationery	1.05	1.44
Advertisements	0.64	1.05
Brand building	34.23	29.33
Office maintenance	0.88	2.74
Repairs to plant and machinery	–	0.02
Power and fuel	0.04	0.22
Insurance charges	0.11	0.20
Rates and taxes	0.08	0.27
Bank charges and commission	0.02	0.09
Commission charges	7.27	10.78
Marketing expenses	6.45	6.77
Sales promotion expenses	0.72	0.46
Other miscellaneous expenses	8.63	2.49

	350.90	271.73

Consolidated financial statements – Indian GAAP | 73

Annual Report 2003 – 04

Schedules to the consolidated balance sheet as at

in Rs. crore
	March 31, 2004	March 31, 2003

14. GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus including overseas staff expenses	81.93	57.98
Staff welfare	0.28	0.01
Contribution to provident and other funds	5.02	3.61
Foreign travel expenses	7.07	7.78
Traveling and conveyance	22.72	16.99
Cost of software for own use	1.89	0.64
Rent	19.38	24.51
Telephone charges	30.25	21.41
Legal and professional charges	36.29	38.67
Printing and stationery	6.11	4.80
Advertisements	5.51	5.15
Office maintenance	29.32	20.24
Repairs to building	10.52	7.27
Repairs to plant and machinery	4.85	4.75
Power and fuel	30.14	22.77
Recruitment and training	1.21	0.41
Insurance charges	24.67	10.01
Rates and taxes	5.62	5.62
Donations	14.29	6.09
Auditors’ remuneration
Audit fees	0.63	0.29
Certification charges	0.10	0.03
Others	0.06	–
Out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	15.99	0.73
Provision for doubtful loans and advances	0.14	(0.07)
Bank charges and commission	0.73	0.67
Commission to non-wholetime directors	1.49	1.12
Postage and courier	3.98	3.99
Books and periodicals	1.51	1.42
Research grants	0.54	–
Freight charges	0.84	0.58
Professional membership and seminar participation fees	3.71	3.57
Miscellaneous expenses	2.38	4.61

	369.19	275.67

15. OTHER INCOME
Interest received on deposits with banks and others*	84.51	80.67
Dividend received on investment in mutual funds	17.72	–
Miscellaneous income	1.13	1.98
Exchange differences	20.02	17.61

	123.38	100.26

*Tax deducted at source	16.82	15.14
16. PROVISION FOR TAXATION
Current period
Income taxes	228.54	213.59
Deferred taxes	(1.11)	(12.59)

	227.43	201.00
Prior years	0.11	–

	227.54	201.00

74 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

Schedules to the consolidated balance sheet as at

in Rs. crore
	March 31, 2004	March 31, 2003

17. CHANGE IN LOANS AND ADVANCES
As per the balance sheet	860.95	913.46
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents	(207.85)	(337.76)
Advance income taxes separately considered	(350.17)	(290.44)

	302.93)	285.26)
Less: Opening balance considered	(285.26)	(152.88)

	17.67	132.38

18. CHANGE IN CURRENT LIABILITIES AND PROVISIONS
As per the balance sheet	1,908.05	707.81
(Less) Provisions separately considered in the cash flow statement:
Income taxes	(456.64)	(274.81)
Dividends	(766.37)	(96.05)
Dividend tax	(98.19)	(12.30)

	586.85	324.65
Less: Non cash transactions (Also refer Note 23.2.21.b)	–	(24.50)
Less: Opening balance considered	(324.65)	(137.11)

	262.20	163.04)

19. INCOME TAXES PAID
Charge as per the profit and loss account	227.54	201.00
Add: Increase in advance income taxes	59.73	54.19
Increase / (Decrease) in deferred taxes	3.16	12.59
Less: (Increase) / Decrease in income tax provision	(181.83)	(35.24)

	108.60	232.54

20. PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
As per the balance sheet	361.87	323.60
Less: Opening capital work-in-progress	(77.39)	(150.67)
Less: Non cash transactions (Also refer Note 23.2.21.b)	–	(24.50)
Less: Acquisition of Expert Information Systems Pty. Limited (Also refer Note 23.2.14)	(66.68)	–
Add: Closing capital work-in-progress	208.05	77.39

	425.85	225.82

21. INVESTMENTS IN SECURITIES
As per the balance sheet	945.45	20.95
Add: Provisions on investments	9.67	23.77

	955.12	44.72
Less: Opening balance considered	(20.95)	(44.45)

	934.17	0.27

22. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR
As per the balance sheet	1,721.51	1,346.54
Add: Deposits with financial institutions and body corporate, included herein	207.85	337.76

	1,929.36	1,684.30

Consolidated financial statements – Indian GAAP | 75

Annual Report 2003 – 04

Schedules to the consolidated financial statements for the year ended March 31, 2004

23.	Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys) along with its majority owned and controlled subsidiaries, Progeon Limited (Progeon), Infosys Technologies (Australia) Pty. Limited (Infosys Australia), and Infosys Technologies (Shanghai) Co. Limited (Infosys Shanghai) is a leading global information technology, or IT, services company. The company provides end-to-end business solutions that leverage technology, thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

23.1.	Significant accounting policies

23.1.1.	Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (ICAI), the provisions of the Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India. These accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted by the Company. Management evaluates the effect of accounting standards issued on an on-going basis and ensures they are adopted as mandated by the ICAI. There are no recently issued accounting standards that management believes have a material impact on the financial statements of the company.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standards on Consolidated Financial Statements issued by the ICAI. The financial statements of the parent company, Infosys, Progeon, Infosys Shanghai and Infosys Australia have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to transactions of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment. The consolidated financial statements are prepared applying uniform accounting policies in use at Infosys, Progeon, Infosys Shanghai and Infosys Australia.

23.1.2.	Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (Management) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of income and expenditure during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provision for doubtful debts, future obligations under employees retirement benefit plans, income taxes, post sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

23.1.3.	Revenue recognition

Revenue from fixed-price; fixed-term contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4.	Expenditure

The cost of software purchased for use in the software development services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed on the basis of the lease rentals payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on current contract estimates. Leave encashment liability is provided on the basis of an actuarial valuation.

23.1.5.	Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6.	Depreciation and amortization

Depreciation on fixed assets is applied on a straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7.	Retirement benefits to employees

23.1.7.a.	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or

76 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and as per gratuity regulations for the Company and Progeon respectively. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

23.1.7.b.	Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions.

23.1.7.c.	Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8.	Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9.	Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

23.1.10.	Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matter is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

23.1.11.	Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post-tax effect of any extraordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

23.1.12.	Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term, based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.

Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment. Any dividends are recorded as income in the profit and loss account.

23.1.13.	Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

Consolidated financial statements – Indian GAAP | 77

Annual Report 2003 – 04

23.2.	Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s / year’s presentation.

23.2.1.	Capital commitments and contingent liabilities

As at March 31,
	2004		2003

Estimated amount of unexecuted capital contracts (net of advances and deposits)		Rs. 200.92		Rs. 88.50
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		Rs. 11.58		Rs. 7.99
Claims against the company, not acknowledged as debts		Rs. 4.53		Rs. 15.17
Forward contracts outstanding In US $	US $	149,000,000	US $	88,000,000
(Equivalent approximate in Rs. crore)		(Rs. 671.14)		(Rs. 425.87)
Unamortized income		Rs. 3.15		Rs. 2.46

During the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the half year ended March 31, 2004. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

23.2.2.	Aggregate expenses

Following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under schedule VI to the Companies Act, 1956:

	Year ended March 31,
	2004	2003

Salaries and bonus including overseas staff expenses	2,377.97	1,640.12
Staff welfare	14.53	8.67
Contribution to provident and other funds	58.46	37.47
Overseas travel expenses	223.64	219.36
Consumables	10.29	6.51
Cost of software packages for own use	66.91	56.01
Cost of software packages for service delivery to clients	16.12	13.10
Computer maintenance	12.30	9.34
Communication expenses	42.68	25.63
Consultancy charges	65.78	76.14
Provision for post-sales client support	(0.19)	(6.18)
Traveling and conveyance	28.45	18.70
Rent	39.14	29.30
Telephone charges	35.31	26.80
Professional charges	42.22	49.46
Printing and stationery	7.16	6.24
Advertisements	6.15	6.20
Office maintenance	30.20	22.98
Repairs to building	10.52	7.27
Repairs to plant and machinery	4.85	4.77
Power and fuel	30.18	22.99
Brand building	34.23	29.33
Insurance charges	24.78	10.21
Rates and taxes	5.70	5.89
Commission charges	7.27	10.78
Donations	14.29	6.09
Auditors’ remuneration
Statutory audit fees	0.63	0.29
Certification charges	0.10	0.03
Others	0.24	–
Out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	15.99	0.73
Provision for doubtful loans and advances	0.14	(0.07)
Bank charges and commission	0.75	0.76
Commission to non-wholetime directors	1.32	1.12
Postage and courier	3.98	4.01
Books and periodicals	1.51	1.42

78 | Consolidated financial statements – Indian GAAP

Annual Report 2003 – 04

23.2.2.	Aggregate expenses (contd.)

	Year ended March 31,
	2004	2003

Freight charges	0.84	0.58
Professional membership and seminar participation fees	3.71	3.55
Recruitment and training charges	1.21	0.41
Marketing expenses	6.45	6.77
Sales promotion expenses	0.72	0.46
Research grants	0.54	–
Provision for estimated losses	0.49	–
Other miscellaneous expenses	11.18	7.10

	3,258.76	2,370.36

23.2.3.	Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	Year ended March 31,
	2004	2003

Lease rentals paid during the period	39.14	29.30

Lease obligations	Year ended March 31,
	2004	2003

Within one year of the balance sheet date	27.00	17.93
Due in a period between one year and five years	61.42	36.00
Due after five years	4.82	7.00

The operating lease arrangements extend for a maximum of 10 years from their respective dates of inception and relate to rented overseas premises.

23.2.4.	Related party transactions

The company has an alliance with Supplychainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of Supplychainge Inc. During the year ended March 31, 2004 and year ended March 31, 2003, the company paid Rs. 0.71 and Rs. nil respectively to Supplychainge Inc. towards marketing services under this alliance. Additionally, amount receivable from Supplychainge Inc. as at March 31, 2004 amounted to Rs. nil (as at March 31, 2003, Rs. 0.03) an amount that has been outstanding for a period exceeding six months and fully provided.

During the year ended March 31, 2004 an amount of Rs. 12.00 has been donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees. Donations to the Foundation for the year ended March 31, 2003 were Rs. 5.53.

23.2.5.	Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of the managerial remuneration and other benefits provided to these key management personnel during the year ended March 31, 2004 and for the year ended March 31, 2003 are set out below:

Name	Salary	Contributions to	Perquisites	Total
		provident and	and incentives	remuneration
		other funds

Chairman and Chief Mentor
N. R. Narayana Murthy	0.08	0.04	0.10	0.22
	0.08	0.04	0.08	0.20
Chief Executive Officer, President and Managing Director
Nandan M. Nilekani	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
Chief Operating Officer and Deputy Managing Director
S. Gopalakrishnan	0.08	0.04	0.10	0.22
	0.08	0.04	0.08	0.20

Wholetime Directors

K. Dinesh	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
S. D. Shibulal	0.76	–	0.23	0.99
	1.09	–	0.15	1.24
Chief Financial Officer
T. V. Mohandas Pai	0.11	0.04	0.16	0.31
	0.08	0.04	0.05	0.17
Srinath Batni	0.10	0.04	0.13	0.27
	0.08	0.04	0.05	0.17
Phaneesh Murthy
(Until July 23, 2002)	–	–	–	–
	0.99	–	2.73	3.72

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Annual Report 2003 – 04

Name	Commission	Sitting fees	Reimbursement	Total remuneration
			of expenses

Non-Wholetime Directors

Deepak M. Satwalekar	0.21	0.01	0.01	0.23
	0.12	–	0.02	0.14
Marti G. Subrahmanyam	0.19	–	0.07	0.26
	0.12	0.01	0.08	0.21
Philip Yeo	0.15	–	0.01	0.16
	0.12	–	0.01	0.13
Jitendra Vir Singh	0.08	–	–	0.08
	0.29	0.01	0.09	0.39
Omkar Goswami	0.18	0.01	0.01	0.20
	0.12	0.01	0.02	0.15
Larry Pressler	0.16	–	0.01	0.17
	0.12	0.01	0.09	0.22
Rama Bijapurkar	0.19	0.01	0.01	0.21
	0.12	–	0.02	0.14
Claude Smadja	0.12	–	0.09	0.21
	0.17	0.01	0.10	0.28
Sridar A. Iyengar	0.18	0.01	0.13	0.32
	–	–	–	–

Other senior management personnel

Particulars of remuneration and other benefits provided to other senior management personnel during the year ended March 31, 2004 and 2003, are set out below.

Name	Salary	Contribution	Perquisites	Total	Total	Outstanding
		to provident	and incentives	remuneration	loans granted	loans
		and other funds				and advances

Company Secretary
V. Balakrishnan	0.12	0.04	0.22	0.38	–	–
	0.05	0.02	0.10	0.17	–	-–

In addition, the details of the options granted to non-wholetime directors during the year ended March 31, 2004 and 2003 are as follows:

Name	Date of grant	Option plan	Number of	Exercise price	Expiration
			options granted	(in Rs.)	of options

Non-Wholetime Directors
Claude Smadja	July 10, 2002	1999	2,000	3,333.65	July 09, 2012
Sridar A. Iyengar	April 10, 2003	1999	2,000	3,049.75	April 09, 2013

23.2.6.	Exchange differences

Other income includes exchange differences of Rs. 20.02 for the year ended March 31, 2004, the corresponding amount for the year ended March 31, 2003 was Rs. 17.61. Of this amount, the losses on translation of foreign currency deposits amount to Rs. 0.15 for the year ended March 31, 2004 (Rs. (0.97) for the year ended March 31, 2003).

23.2.7.	Research and development expenditure

	Year ended March 31,
	2004	2003

Capital	1.48	0.67
Revenue	43.06	13.77

	44.54	14.44

23.2.8.	Unearned revenue

Unearned revenue as at March 31, 2004 amounting to Rs. 63.85 (as at March 31, 2003, Rs. 62.75), primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

23.2.9.	Stock option plans

Infosys currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (the 1994 Plan)

As of March 31, 2004 the options to acquire 3,52,400 shares are outstanding with the Employee Welfare Trust. There are 3,17,600 outstanding options to acquire shares under the 1994 plan. The 1994 plan elapsed in fiscal year 2000 and consequently, no further grant will be made under this plan.

1998 Stock Option Plan (the 1998 Plan)

The 1998 Plan provides for the grant of stock options to employees. The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

80 | Consolidated financial statements — Indian GAAP

Annual Report 2003 – 04

Number of options granted,	Year ended March 31,
exercised and forfeited	2004	2003

Options granted, beginning of period / year	25,03,406)	22,62,494)
Granted during the period / year	95,900)	5,80,200)
Exercised during the period / year	(2,58,870)	(89,540)
Forfeited during the period / year	(4,04,931)	(2,49,748)
Options granted, end of period / year	19,35,505)	25,03,406)

1999 Stock Option Plan (the 1999 Plan)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 66,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Fair market value is the closing price of the company’s shares in the stock exchange, where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day.

Number of options granted,	Year ended March 31,
exercised and forfeited	2004	2003

Options granted, beginning of period / year	50,61,171)	46,68,815)
Granted during the period / year	1,92,800)	6,16,850)
Exercised during the period / year	(2,68,543)	(12,178)
Forfeited during the period / year	(3,94,898)	(2,12,316)
Options granted, end of period / year	45,90,530)	50,61,171)
The dilutive effect of options is set out in Note 23.2.20.

Progeon’s 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (FMV) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon’s 2002 Plan in the year ended March 31, 2004 and year ended March 31, 2003 is set out below.

Number of options granted,	Year ended March 31,
exercised and forfeited	2004	2003

Outstanding at the beginning of the period	18,01,175	–
Granted	14,01,150	18,01,175
Forfeited	(77,700)	–
Exercised	–	–
Outstanding at the end of the period	31,24,625	18,01,175

23.2.10.	Pro forma disclosures relating to the Employee Stock Option Plans (ESOPs)

The Securities and Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Year ended March 31,
	2004	2003

Net profit:
As reported	1,243.63	954.77
Adjusted pro forma	1,230.73	931.60

23.2.11.	Income taxes

The provision for taxation includes tax liabilities in India on Infosys’ global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company’s and all of Progeon’s operations are conducted through 100% Export Oriented Units (EOU). Income from EOUs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009. The Finance Act 2002, states that the exempt income from EOUs for the year commencing April 1, 2002, is restricted to 90% of its aggregate income. However, this restriction is not applicable for the year commencing from April 01, 2003, and accordingly, 100% of the income derived from EOUs are exempt from taxation. Additionally, non-EOU exports are partly exempt from tax and such tax deductions are being phased out by fiscal 2004.

23.2.12.	Loans and advances

Deposits with financial institutions and a body corporate comprise:

	As at March 31,
	2004	2003

Deposits with financial institutions:
Housing Development Finance
Corporation Limited	207.85	166.33
Deposits with body corporate:
GE Capital Services India Limited	–	171.43
	207.85	337.76
Interest accrued but not due amounting	1.45	2.76

The financial institutions and the body corporate have superior credit ratings from a premier credit rating agency in the country.

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Prof. Marti G. Subrahmanyam, Director, is also a Director in ICICI Bank Limited. Except as directors in these financial institutions, these directors have no direct interest in these transactions.

23.2.13.	Fixed assets

Profit / loss on disposal of fixed assets	Year ended March 31,
	2004	2003

Profit on disposal of fixed assets	0.04)	0.26)
Loss on disposal of fixed assets	(0.45)	(0.25)
Profit / (loss) on disposal of fixed assets, net	(0.41)	0.01)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land-leasehold” under “Fixed assets” in the financial statements. Additionally, certain land

Consolidated financial statements — Indian GAAP | 81

Annual Report 2003 – 04

has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2004.

During the year ended March 31, 2003, the company entered into several arrangements to purchase Intellectual Property Rights (IPR). These primarily included:

The purchase of IPR in the Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (IQFS) for a consideration of Rs. 16.97 (US $ 3.47 million).

An agreement to purchase IPR in AUTOLAY, a commercial software application product, with the Aeronautical Development Agency, India (ADA). The company has a firm commitment to share revenues with ADA for a maximum of US $ 5 million (Rs. 24.50) payable by 10 years from the contract date after which the ownership of intellectual property in AUTOLAY will transfer to the company.

Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, for Rs. 0.65.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 for the year ended March 31, 2004.

23.2.14.	Investments

The following are the particulars of strategic investments made during the year ended March 31, 2004 and year ended March 31, 2003.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty. Limited, Australia. The transaction value approximates A $ 32.0 million (US $ 24.32 million or Rs. 110.90). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. As of March 31, 2004, the company had invested Rs. 66.69 for 1,01,08,869 equity shares of A $ 0.11 par value, fully paid. The acquired company has been renamed as Infosys Technologies (Australia) Pty. Limited.

During the year ended March 31, 2004, the Company invested Rs. 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S $”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S $ 1/- each, fully paid for a premium of S $ 1,110. The Company also received Rs. 0.61 towards return of premium of S $ 1,110/- each on 216 redeemable preference shares of face value of S $ 1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs. 2.04.

During the year, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05, 72,539 Class A common stock of par value US $ 0.001 each of CiDRA, 2,139 Non voting redeemable preferred stock of par value US $ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $ 0.001 of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $ 0.001 of CyVera Corporation, USA, based on retained shares of CiDRA.

During the year ended March 31, 2004, the company received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s Republic of China named Infosys Technologies

(Shanghai) Co. Limited. The subsidiary will be capitalized at US $ 5 million (Rs. 22.78). As of March 31, 2004, the company had invested US $ 1million (Rs. 4.55) in the subsidiary.

Subsequent to the year end, on April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to Infosys’ global delivery model. The Board approved an investment of up to US $ 20 million in Infosys Consulting.

23.2.15.	Unbilled revenue

Unbilled revenue as at March 31, 2004 amounting to Rs. 103.09 (as at March 31, 2003 Rs. 93.64) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time frame contracts until the balance sheet date.

23.2.16.	Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liability is made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

82 | Consolidated financial statements — Indian GAAP

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Industry segments

For the year ended March 31, 2004 and March 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	1,775.02	716.46	805.61	565.87	989.99	4,852.95
	1,368.06	597.84	551.81	414.55	707.72	3,639.98
Identifiable operating expenses	755.68	311.25	318.46	212.76	418.64	2,016.79
	550.44	243.93	186.64	132.45	263.08	1,376.54
Allocated expenses	464.82	176.67	209.13	142.19	248.77	1,241.58
	389.27	157.35	150.37	109.25	187.58	993.82
Segmental operating income	554.52	228.54	278.02	210.92	322.58	1,594.58
	428.35	196.56	214.80	172.85	257.06	1,269.62
Unallocable expenses						237.12
						190.34
Operating income						1,357.46
						1,079.28
Other income (expense), net						113.71
						76.49
Net profit before taxes						1,471.17
						1,155.77
Income taxes						227.54
						201.00
Net profit after taxes						1,243.63
						954.77

Geographic segments

For the year ended March 31, 2004 and March 31, 2003

	North America	Europe	India	Rest of the World	Total

Revenues	3,459.86	932.57	66.23	394.29	4,852.95
	2,656.47	643.35	78.57	261.59	3,639.98
Identifiable operating expenses	1,453.94	376.72	18.23	167.90	2,016.79
	1,056.94	224.82	17.96	76.82	1,376.54
Allocated expenses	879.47	235.63	16.41	110.46	1,241.97
	721.28	170.61	28.87	73.06	993.82
Segmental operating income	1,126.45	320.22	31.59	115.93	1,594.19
	878.25	247.92	31.74	111.71	1,269.62
Unallocable expenses					236.73
					190.34
Operating income					1,357.46
					1,079.28
Other income (expense), net					113.71
					76.49
Net profit before taxes					1,471.17
					1,155.77
Income taxes					227.54
					201.00
Net profit after taxes					1,243.63
					954.77

23.2.17.	Particulars of dividends remitted are as follows:

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (ADS holders) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars	Number of shares	Year ended March 31,
	to which the dividends relate	2004	2003

Final dividend for fiscal 2002	21,18,500	–	2.65
Interim dividend for fiscal 2003	21,44,047	–	2.68
Final dividend for fiscal 2003	21,60,870	3.13	–
Interim dividend for fiscal 2004	51,78,450	7.51	–

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Annual Report 2003 – 04

23.2.18.	Cumulative convertible preference shares

Progeon issued 87,50,000 0.0005% cumulative convertible preference shares of par value Rs. 100 each in two equal tranches to Citicorp International Finance Corporation (Citicorp), on June 24, 2002 and March 31, 2004 in accordance with the shareholder’s agreement. The total cash consideration received was Rs. 93.80, comprising an amount of Rs. 87.50 and Rs. 6.30, respectively towards preference share capital and share premium.

Unless earlier converted pursuant to an agreement in this behalf between Progeon and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (IPO) Date or (ii) June 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value Rs. 10 each.

In the event of any liquidation, dissolution or winding up of Progeon, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of Progeon to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

23.2.19.	Provisions for investments

The company evaluates all investments for any diminution in their carrying values that is other than temporary. During the year ended March 31, 2004 and 2003, the amount of provision made on trade investments amount to Rs. 9.24 and Rs. 23.77 respectively.

The company provided Rs. 0.43 and Rs. nil during the year ended March 31, 2004 and 2003, respectively, on revision of the carrying amount of non-trade investments to fair value.

23.2.20.	Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31,
	2004	2003

Number of shares considered as basic weighted average shares outstanding	6,63,61,944	6,62,11,068
Add: Effect of dilutive issues of shares / stock options	8,34,810	6,05,753
Number of shares considered as weighted average shares and potential shares outstanding	6,71,96,754	6,68,16,821

23.2.21.	Notes on the statement of cash flow

23.2.21.a

The balance of cash and cash equivalents includes Rs. 1.98 as at March 31, 2004 (Rs. 1.60 as at March 31, 2003) set aside for payment of dividends. Also, an amount of Rs. 0.04 has been retained in escrow as at March 31, 2004 (Rs. nil as at March 31, 2003).

23.2.21.b

The cash flow for the year ended March 31, 2003 excludes an agreement to purchase intellectual property for Rs. 24.50, as the intellectual property and its corresponding liability are in substance a non-cash transaction.

84 | Consolidated financial statements — Indian GAAP

Annual Report 2003 – 04

Risk management

“Progress always involves risk; you can’t steal second base and keep your foot on first base.”

- Frederick B. Wilcox

This report sets out the enterprise-wide risk management that is practiced by your company. Readers are cautioned that the risks outlined here are not exhaustive and are for information purposes only. This report contains statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the company and to refer to the discussions of risks in the company’s earlier Annual Reports and the filings with the Securities and Exchange Commission.

Your company leverages the strengths of the Global Delivery Model to create value for all its stakeholders. This business model is fundamentally different from that of our competitors and hence along with competitive advantages, it also brings inherent risks that are different from the others. In response, your company has always practiced systematic risk management integral to its PSPD (Predictability, Sustainability, Profitability and De-risking) model.

With the Global Delivery Model gaining mainstream momentum, changes in global economic environment, rapid evolution of client expectations, and shifts in competitive landscape, a new paradigm has emerged. This brings new challenges and the new risks manifest in events such as expansion of overseas-based competitors in India, predatory pricing in the market, poaching of talent, outcry against offshoring, acquisition of Indian companies, changes in immigration regulations, and expansion of offshore development capabilities. Your company comprehensively assesses these risks and has accordingly re-aligned its responses, as detailed later in this report.

To further learn, enhance and innovate, your company continues to benchmark its risk management practices vis-à-vis global best practices, viz. the recommendations for Enterprise Risk Management being proposed by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Risk management framework

Your company has always sought a comprehensive view to risk management to address risks inherent to strategy, operations, finance and compliance, and their resulting organizational impact. Over the last fiscal, your company made improvements in its risk management processes at the corporate level, within the business units and made progress in extending the same to its subsidiary organizations. This holistic approach provides the assurance that, to the best of its capabilities, the organization and all its performing units are identifying, assessing and mitigating risks that could materially impact its performance towards the stated objectives.

The risk management approach of your company is composed of three key components (1) Risk governance (2) Risk identification and (3) Risk assessment and control.

Risk governance: Key risks are managed through a structure that cascades across the corporate, business units and subsidiaries. At the corporate level, The Board of Directors is responsible for managing risks on various parameters and the Management Council has to ensure implementation of the mitigation measures. The Audit Committee of the Board provides oversight and reviews the risk management policies annually. The Disclosure Committee reviews risks to financial reporting and compliance periodically.

At a business unit and department level, respective executive councils are responsible for managing transactional risks and taking steps to mitigate them in a decentralized manner. The heads of all business units and departments are members of the Management Council.

Subsidiary organizations manage their risks through their own management structures. The CEOs of subsidiaries are members of the Management Council. The subsidiary companies are represented in the disclosure committee, where key risks pertaining to financial reporting and compliance are reviewed. Recently, your company implemented a group management structure across its subsidiaries, to consolidate expertise and experience and reduce operational risk.

Risk identification: External and internal risk factors that must be managed are identified in the context of organizational strategy. To translate strategy into operational terms, your company adopted the Balanced Scorecard framework, developed at the Harvard Business School. Using this framework, the overall strategy is expressed as specific business objectives. Then, risk factors that could potentially affect performance vis-à-vis these stated objectives are identified.

A subset of these risk factors, as applicable to the management of unit level operations, is deployed to the operating units and departments through company policies. Risk related discussions with the subsidiary units are structured around these factors. To refine the internal control processes pertaining to financial reporting and compliance, last fiscal, your company mapped all the cross-functional interfaces using its proprietary InFlux(tm) framework.

Risk assessment and control: This is composed of (1) Risk Assessment and reporting (2) Risk control and integration with processes and systems and (3) Capability development.

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On a periodic basis, risks due to the external and internal factors are assessed by responsible managers across the organization. Prudent norms aimed at limiting exposures are integral to this framework. These risks are formally reported through mechanisms such as operations reviews, subsidiary reviews, disclosure committee meetings, and regular updates to the risk council.

Internal controls are exercised through policies, processes and systems that have been established to ensure timely availability of information and facilitate proactive risk management. Policies having an impact on financial performance undergo a 5-year impact simulation before approval by the CEO.

Your company launches periodic initiatives to improve the risk management capability of its managers and increase organizational awareness. After the reorganization during last fiscal, 20 workshops were held, covering more than 150 senior managers across the company. These workshops were aimed at increasing the understanding of enterprise-wide risk management and associated practices across business units and departments.

Your company has insured itself against various types of risks. This includes insurance cover for professional errors and omissions, the entire physical infrastructure, protection against fixed costs and loss of profits. We have insured against other contingencies including coverage for lives of all employees in India and abroad. This includes key insurance cover for Directors and Officers (D&O).

Risk management report

To ensure that your company meets its stated business objectives, the key risks factors have been identified, as listed below. This report details these risks factors and the steps taken by your company to manage the same through the process described above:

Stagnation of the European economy and the economic realities continued to drive the movement towards external service providers from internal IT departments. With businesses seeking cost-effective IT services, outsourcing and use of Global Delivery Model gained momentum. To de-risk its growth in this market, your company developed country-specific go-to-market strategies, which resulted in European revenues growing to 19.2% of company revenues in fiscal 2004, up from 17.7% in fiscal 2003. Developing local language skills, coupled with a stronger local presence, continue to be imperative. Your company invested in language training and hiring of local talent to address these aspects.

While the Japanese economy continued to be sluggish, growth was observed in other parts of Asia Pacific, specifically in Australia and China. As Australian clients show inclination towards companies with local presence and the Chinese regulatory environment encourages companies to set up local establishments, your company acquired a business to establish Infosys Technologies (Australia) Pty. Ltd., and set up Infosys Technologies (Shanghai) Co. Ltd. to de-risk growth in these markets.

Owing to the overall economic conditions and its impact on clients’ businesses, IT service providers faced pricing pressures. However, after the initial 18 months, pricing has been steady over the last two quarters. To counter pricing pressures, your company spread its business across new initiatives, expanded its Enterprise Solutions (ES) and Independent Testing (IVS) services, and continued to take initiatives to move up the value chain (the most recent one being the formation of Infosys Consulting Inc. to address high-end consulting). Simultaneously, your company focused on structural cost optimization and cost control initiatives and continues to regularly monitor the impact of pricing trends on business performance.

Business Objectives	External Risk Factors	Internal Risk Factors

Financial performance	Macro economic factors	Financial reporting risks
• Achieve revenue growth	Exchange rate fluctuations	Liquidity and leverage
• Sustain profitability	Political environment	Contractual compliance
• Increase revenue productivity	Competitive environment	Compliance with local laws
Client and market focus	Concentration of revenues	Intellectual property management
• Grow client relationships	Inflation and cost structure	Engagement execution
• Differentiate client offerings	Immigration regulations	Integration of subsidiaries
• Broaden geographical footprint	Security and business continuity	Human resource management
Execution excellence	Technology obsolescence	Culture, values and leadership
• Leverage Global Delivery Model
• Control operational costs
• Improve quality & productivity
Organizational development
• Develop and retain competencies
• Develop global workforce
• Develop 3 tiers of leadership

1.	Macro economic factors

Your company derives substantial percentage of its revenues from the US, followed by Europe. Last fiscal, the US economy experienced a slow recovery, after the preceding downturn. Due to the consequent profitability and cost pressures faced by US businesses, IT spending continued to be depressed. While this increased the risk to our revenue growth, the cost and value advantage extended by your company’s Global Delivery Model provided the incentive to our clients and prospects to grow their business with us and rapidly increase offshoring.

To align their business returns with the IT spend, clients channeled their IT investments into areas that deliver immediate business benefits. This translated into an increased demand for domain skills and expertise. To align closely with clients’ business and provide deeper domain expertise, your company reorganized its US businesses and marketing strategy along clients’ industry verticals.

2.	Exchange rate fluctuations

Functional currency of your company is the Indian Rupee (except for Infosys, Australia and Infosys, China), although a major portion of business is transacted in foreign currencies. Last fiscal, your company derived its revenues from 39 countries of which 84.9% were US $ denominated and majority of your company’s expenses were in Indian Rupee. The exchange rate between the rupee and the dollar has been changing substantially, and your company faces the risks associated with exchange rate fluctuations and translation effect, wherein the appreciation of the rupee against foreign currency adversely impacts its profitability and operating results.

Your company’s risk management policy ensures that expenses in local currency are met through receipts in the same currency. Your company seeks to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. Contracts in non-US and

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non-EU regions are in internationally tradable currencies so that your company is not exposed to local currencies that may have non-tradability risks. Your company does not take active trading positions in foreign currency markets and operates only to hedge against appreciation of rupee during the year.

3.	Political environment

Your company operates in multiple countries across the world and consequently in their respective political environments, of which US is a major market. Currently, there is an increase in political debate within the US around offshoring and its impact on job markets. However, no material adverse effect is observed in the way clients leverage offshoring. The emerging opinion seems to be that in the long-term the global delivery model contributes to the competitiveness of the economies and improves the overall standards of living. Over the last 18 months, some US states have enacted legislation restricting government agencies from outsourcing their IT service needs to companies outside the US. Your company currently does not have any significant contracts with US federal or state government entities.

A major component of your company’s offshore base is located in India. The Indian government, over the last few fiscal years, has typically been a coalition of several political parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have adverse effect on the market for securities of Indian companies, and on the market for our services.

Recognizing that India’s education system, its world-class talent, and its low-cost structure give it an intrinsic comparative advantage in software exports, successive governments have accorded a special status to this industry. Given the consensus among all leading political parties on the importance of software industry, it is likely to remain a focus area for governmental policy in the years to come.

4.	Financial reporting risks

The US Sarbanes-Oxley Act of 2002, ushered in after the various financial reporting debacles in previous 24 months, has served to herald a new era in corporate governance enforcement. The CEO and CFO responsibilities, as outlined in the Act, seek to make the officers of the company “serve and protect” shareholder interests in the companies that they run. Recognizing the concerns the Act seeks to address, your company’s directors sought early adoption of several of the Act’s requirements, well before the prescribed mandatory applicability dates in fiscal 2006.

Your company prepares financial statements in conformity with the US GAAP. This requires estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. These estimates and assumptions are made based on judgments about carrying values of assets and liabilities, which carry inherent reporting risks. Here, the accounting policies related to revenue recognition and income tax deserve special attention.

Your company’s revenue recognition norms have been evaluated by experts and have been deployed through your company’s processes and systems. Based on the evaluation of income tax position and the information presently available, your company has adequately accrued for probable exposures as of March 31, 2004.

5.	Liquidity and leverage

Your company’s business environment is characterized by swift changes in technology, consequent rapid obsolescence and shifts in client spending patterns that cause revenue volatility. Your company has to retain the resilience to re-invent its business, sustain the operations under adverse conditions, and make investments in marketing and R&D efforts. Thus, an essential part of its de-risking strategy is to have a liquid balance sheet and sustain profitability. Your company desires to have liquid assets at 25% of revenue and 40% of the total assets. However, increased liquidity reduces the earning on equity and capital productivity. To limit this, your company has fixed norms for the returns it expects.

The policy is to earn a minimum of twice the cost of capital as return on average capital employed and a minimum of thrice the cost of capital as return on average invested capital. Your company has a policy to collect receivables and settle its payables well within stipulated timeframes. The table below gives historical data on the liquidity position of your company based on the Indian GAAP.

Ratios	FY2004	FY2003	FY2002

Operating cash flow as % of revenue	33.5%	24.8%	31.5%
Day’s sales outstanding	49	52	47
Cash and equivalents* as % of total assets	85.5%	57.9%	49.4%
Cash and equivalents* as a % of revenues	58.9%	46.3%	39.4%
Return on capital employed	47.1%	46.4%	54.4%
Return on average invested capital	137.3	79.4%	83.1%

*	including investment in liquid mutual funds.

Your company has been a debt-free for the last six fiscals. Currently, your company has adopted a policy to use debt financing only for short-term funding requirements, should the necessity arise.

6.	Contractual compliance

Litigations regarding adherence to deliverables and service level agreements, intellectual property rights, patents and copyrights are a challenge in the knowledge dominated software industry. In addition, there are other general corporate legal risks. The management has clearly charted out a review and documentation process for contracts. This process was further strengthened during the last fiscal with the introduction of enhanced web-enabled systems and processes.

The contract management cell focuses on evaluating the legal risks involved in a contract, ascertaining the legal responsibilities of your company under the applicable law of the contract, restricting its liabilities under the contract, and covering the risks involved. Operational teams have been trained on compliance related issues so that they can ensure adherence to all contractual commitments.

Your company has taken sufficient insurance to cover possible liabilities arising out of non-performance of contracts. Management reviews this on a continuous basis and takes corrective actions, as appropriate. As a matter of policy, your company does not enter into contracts that have open-ended legal obligations. To date, your company has no material litigation in relation to contractual obligations pending against it in any court, in India or overseas.

7.	Competitive environment

The IT services market is highly competitive. Competitors include large global consulting firms, sub-divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms, and in-house IT departments of large corporations.

The increasing attractiveness of the Global Delivery Model is forcing the overseas-based competitors to expand their base in India and engage in predatory pricing. Your company is countering this by moving up the value chain. High-end services combined with proven execution excellence, such as Enterprise Solutions (ES) and Independent Testing (IVS), are our competitive advantage, and help counter pricing pressure. The recent formation of Infosys Consulting Inc. in the US is another strategy in this direction.

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The competitors have also indulged in aggressive poaching of talent, especially for experienced IT professionals. The strategies adopted by your company to protect its talent are discussed later in this report.

Recently, competitors have adopted divestiture and acquisition strategies that may result in consolidation within the industry. Your company continues to focus on rapidly increasing its market share and take marketing initiatives that help clients and prospects make better informed decisions based on our competitive strengths.

An added factor is the establishment of offshoring capabilities of overseas competitors in countries such as Philippines and China in an attempt to counter the India advantage. While India is still the most favored offshore destination, your company has expanded its delivery capabilities to China, Mauritius, Canada, and Australia to meet specific client requirements.

Your company has demonstrated excellence in delivering value to clients and is well positioned in the markets, relative to competitors. The Global Delivery Model practiced by your company is not limited to setting up a resource base in India, but involves extensive use of technology, processes and systems developed with years of experience, execution capability and quality of talent. This provides structural advantage to our business model, making it very difficult for our competitors to replicate. To retain the leading edge in global delivery competitiveness, your company has further improved its processes, systems, and capabilities and has developed efficient delivery methods.

8.	Concentration of revenues

High concentration in any single business segment exposes your company to the risks inherent to that segment. Your company has adopted prudent norms based on which it monitors and prevents undesirable concentration in a geography, industry, service, or client.

Geographic concentration

Concentration of revenue from any country exposes your company to the risks specific to its economic condition, global trade policies, local laws, political environment, and work culture and ethics. As each market has distinct characteristics pertaining to growth potential, IT spend, willingness to outsource, cost of penetration, country risk and price points, your company does not impose any rigid limits on geographical concentration. While US continues to be the major market, your company monitors geographical concentration periodically to maintain a balance.

Geographies	FY 2004	FY 2003	FY 2002

North America	71.2%	73.0%	71.2%
Europe	19.2%	17.7%	19.5%
India	1.4%	2.1%	2.0%
Rest of the world	8.2%	7.2%	7.3%
Total	100.0%	100.0%	100.0%

Geographical diversification into Europe and Asia has been a key focus area. Last fiscal, your company strengthened its foothold in Australia with the formation of Infosys Australia. Infosys Shanghai was established to serve the local markets and meet global delivery requirements. Your company holds a premium position in the Japanese market through its high value, high margin services.

Growth across Europe continued to be strong and revenues have grown by about 54%. Your company has successfully developed relationships with key European clients over the last two years, besides working with the Europe-based units of American companies. The Banking Business Unit made considerable headway in several countries, including Mauritius, Zimbabwe, and China.

Industry concentration

To ensure that the cyclical behavior of any one industry or sudden changes in industry characteristics (e.g. airlines) does not adversely impact your company, revenue concentration across verticals is closely monitored. Industry segments have different business cycles, competitive structures, and price points; hence, your company does not enforce any stringent limits on revenues from a specific industry segment. Proportion of revenues from various verticals is given below:

Industries	FY 2004	FY 2003	FY 2002

Manufacturing	14.8%	16.4%	17.1%
Banking, Financial and Insurance	36.6%	37.6%	36.7%
Banking & Financial Services	23.7%	23.3%	20.4%
Insurance	12.9%	14.3%	16.3%
Telecom	16.6%	15.2%	15.6%
Retail	11.6%	11.4%	12.3%
Energy & Utilities	3.0%	2.9%	2.0%
Transportation	7.1%	6.8%	2.7%
Others	10.3%	9.7%	13.6%
Total	100.0%	100.0%	100.0%

Last fiscal, your company reorganized its business units to focus on growing key verticals. Experts with domain-specific skills were aligned across business units to develop specific solutions. Several global cross-functional teams continue to work within the vertical focused business units to identify solutions and design go-to-market strategies. Experts in Enterprise Capability Units, such as Enterprise Solutions (ES), have developed innovative frameworks (e.g. InSpire) to analyze business issues and develop solutions.

Service concentration

As clients seek partnerships with end-to-end solution providers, your company has developed a complete suite of offerings. Due to the inherent nature of each service, individually, they pose different risks to the predictability, sustainability, and profitability of your company’s business. Changes in the service mix can potentially impact the company’s overall performance. As some services are relatively more competitive than the others, balancing of mix is also essential to ensure that we invest in developing services that give us more competitive advantage. The current concentration is as below:

Service offerings	FY 2004	FY 2003	FY 2002

Development	25.7%	32.1%	32.0%
Maintenance	30.1%	28.2%	29.0%
Re-engineering	6.0%	5.5%	10.1%
Package implementation	14.5%	11.0%	9.8%
Consulting	3.7%	4.3%	4.2%
Testing	5.3%	3.4%	2.9%
Engineering services	2.2%	2.6%	2.6%
Other services	9.7%	8.3%	5.4%
Products	2.8%	4.6%	4.0%
Total	100.0%	100.0%	100.0%

Your company continued to invest in its package implementation capabilities, which have grown to become 14.5% of revenues. This strengthens your company’s competitive position, protects its margins, and poses competitive threats to the business models of its competitors. The testing services under the Independent Validation Service (IVS) practice, made significant progress during the year. To integrate high-end consulting with execution excellence of the global delivery model, your company formed Infosys Consulting Inc.

Client concentration

Your company relies on repeat business based on the strength of its client relationships and a major portion of its revenues come from existing key clients. As the size of a client increases, it limits your company’s pricing flexibility, strengthens the clients’ negotiation capability, and reduces the ability to govern the relationship for mutual advantage. Also, the business growth of these large clients, their own

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profitability and changes in IT strategy has the potential to adversely impact your company’s revenues and profitability and increase credit risk. However, large clients and high repeat business lead to predictable revenue growth and lower marketing costs. Therefore, to strike a balance, your company has chosen to limit the revenue from any one client to a maximum of 10% of total revenue.

To proactively analyze the long-term direction of its key clients, your company implemented an enhanced strategic client analysis process. This process focuses on analyzing the strategic business challenges of clients and the impact of their business strategy on their IT strategy. This helps your company identify risks due to changes in clients’ business and focus on areas where it can proactively add value to improve the competitiveness of clients. Further, as a part of the recent reorganization, the engagement management structure was strengthened with key roles focused on servicing large client relationships.

At the same time, your company actively seeks new clients to reduce client concentration levels and enable growth. Last fiscal, your company added 119 clients.

	FY 2004	FY 2003	FY 2002

Clients	393	345	293
Clients added during the year	119	92	116
% of revenues from the largest client	5.0%	5.8%	6.1%
% of revenues from top 5 clients	22.6%	23.4%	24.1%
% of revenues from top 10 clients	36.0%	37.3%	39.4%
Clients accounting for more than 5% of revenue	1	2	2
No. of million $+ clients	131	115	83
No. of 5 million $+ clients	51	41	25
No. of 10 million $+ clients	25	16	16
No. of 20 million $+ clients	12	9	6
No. of 30 million $+ clients	6	3	–
No. of 40 million $+ clients	4	2	–
No. of 50 million $+ clients	3	–	–

9.	Compliance with local laws

Your company operates out of multiple countries across the world and must adhere to local laws, including employment laws, as applicable in each of these countries. A compliance officer advises your company on compliance issues and ensures compliance with the laws of the jurisdiction where the company has operations. The business heads give regular compliance certificates to the Board and the compliance officer reports deviations, if any. Your company creates ongoing awareness and reinforces the policies and processes in this regard to ensure that any litigious situation is avoided.

Your company’s workforce composition is becoming increasingly global with employees from 34 nationalities. This requires your company to comply with the respective local employment laws. Further, as the cross-cultural teams are distributed across various geographies, your company ensures that they are aware of employment laws and significant legal requirements pertaining to the work practices in respective countries. Currently, all the operational policies of your company are compliant with the local laws of all the countries that it operates in.

10.	Intellectual property management

Knowledge is an important resource and a vital component of your company’s products and services. To gain competitive advantage, unauthorized parties may infringe upon or misappropriate our products, services, or proprietary information. Your company relies on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect its intellectual property (IP).

Misappropriation or duplication of IP has the potential to impact business performance. As the number of patents, copyrights, and the coverage of intellectual property rights in the IT industry increase, companies will face more frequent infringement claims. Your company has instituted a comprehensive approach to manage IP belonging to itself, to its clients and to third parties. Processes have been installed to ensure that the company’s IP is protected from abuse by third parties, while ensuring that the company itself is not exposed to risks associated with abuse of IP owned by third parties.

As your company strengthens its focus on developing specific business solutions, management of IP assumes critical significance. Towards this, processes and guidelines have been established, which focus on managing the IP related to the development of business solutions. This also includes IP protection aspects associated with solutions developed jointly with alliances. As a policy, your company develops its IP at its own cost, with its own resources, and does not use the same from any client engagement. Your company uses only legally licensed software and conducts regular training on IP management. Our Education and Research (E&R) group conducts on-going research and publishing workshops towards increasing awareness of IP issues among employees.

11.	Inflation and cost structure

The cost structure of your company consists of salary and other compensation expenses, depreciation, overseas travel, and other general costs. Rapid economic development in India and increasing demand for global delivery may have a significant impact on these costs and the rate of inflation as relevant to the IT services industry. This is compounded by the fact that overseas competitors may treat their India strategy as a cost centre and develop the same regardless of the cost incurred and the impact of the same on their profitability.

A major cost in the IT services industry is the wage cost, which has the highest degree of inflationary certainty. Over the years, the basic wage structure is expected to increase in response to the rising talent demand and macroeconomic trends. To de-risk, your company has worked with the governments to expand the talent pool, provided extensive training to quickly enable skills and competencies, and has developed and empowered its middle level managers to take on higher responsibilities. A variable compensation program has been implemented to align performance based pay with revenue and profits of the organization.

Your company has implemented very robust processes for cost optimization, cost reduction and assesses the risk of changes in cost of each operational activity. Your company aligns its operating budgets, both annual and quarterly, and associated controls to the desired financial model of the company, thereby highlighting the specific areas where the operating units need to identify innovative means to reduce and manage costs. The robustness of this process ensures that the organization is deeply aware of the cost pressures and is constantly striving as a team to minimize the impact.

12.	Immigration regulations

A substantial majority of the employees of your company are Indian nationals. The ability of IT professionals to work in other countries depends on the ability to obtain necessary visas and work permits. The majority of our IT professionals in the US hold H-1B or L-1 visas. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved in any year.

Immigration laws in US and other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is

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difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals.

Your company’s reliance on appropriate visas makes it sensitive to such changes and variations. To limit the risks posed due to visa related regulations of any one country, your company focuses on diversifying its operations in countries across the world and ensures that it acquires and maintains a sufficient bank of visas. In line with its business needs, your company also focuses on increasing local hires and works closely with its client to increase the offshore content in their various engagements.

13.	Security and business continuity

To ensure business continuity in the eventuality of a disaster and to guard the security of your company’s operations, comprehensive Disaster Recovery and Business Continuity Plans (DR / BCP) have been implemented. Mock drills and audits are conducted to ensure the currency of the DR / BCP plans. Your company’s Information Security Management practices (including disaster recovery) were audited by Det Norske Veritas and were certified for compliance with the BS7799:2002-Part 2 standards. The Disaster Recovery and Business Continuity center in Mauritius has been commissioned.

Post the events of 9/11 and the rising concerns over homeland security in the US, last fiscal saw further increase in client concerns over security in general. To assure the clients about our practices, your company proactively demonstrates the comprehensiveness of its measures during their visits to Infosys.

Your company adheres to stringent physical security procedures at the various Infosys campuses across the world. Strict procedures are adhered to control the level of access to server rooms and other critical installations. The logical security of information systems have been found to be adequate and will continue to be reviewed since new threats occur every day. Firewalls are in place on all external connections from our network. A mobile user connects to your company’s network using secure connections only after authenticity is validated. Digital certification has been implemented to prevent unauthorized access to confidential mails.

Each campus has several buildings for software development. Each building is self-contained with servers and developer workstations. Any part of the building can be secured physically and logically as per client requirements. Backups are taken daily and stored in secure locations. Your company can replicate any project within the campus in a short timeframe using these backups. Further, your company can move projects from one campus to another, if needed, since each campus is similar to others in terms of infrastructure.

Your company has deployed Storage Area Network (SAN) active-active cluster, physically separated by about a kilometer, to ensure availability of its own data. Redundancy has been built into the data communication links. Each development center is connected to other centers using multiple links. Last fiscal, your company further invested in establishing several links to overseas destinations, using different routes, and provided by multiple service providers.

14.	Engagement execution

Robust processes reduce the risk and uncertainty in delivering high-quality software solutions to clients, within budgeted time and cost. Adoption of quality models such as the Software Engineering Institute’s Capability Maturity Model (SEI-CMM) has ensured that risks are identified and measures are taken to mitigate them at the project-plan stage itself. During fiscal 2004, your company’s overseas project management practices were successfully assessed at Level-5 of the “Integrated Capability Maturity Model” (SEI-CMMI).

A risk management guideline to identify and mitigate risks is in place to guide project leaders and module leaders. Important metrics are collected and analyzed for all projects and a database of such information is maintained to focus attention on key improvement areas. Standard methodologies, perfected through accumulated experience, form the basis for project execution in most of your company’s service offerings.

15.	Integration of subsidiaries

The growth strategy of your company relies on the expansion of its operations to other parts of the world, including Europe, Australia, and other parts of Asia. The organic growth in these regions may need to be augmented with growth through subsidiary organizations and acquisitions. In case of an acquisition, your company has to manage various risks associated with assimilation of personnel, alignment of goals and strategies, retention of key leaders, operations, and technology. Managing the risks associated with growth through subsidiaries is vital to prevent the adverse effects on business, results of operations and financial condition.

Your company completed its first acquisition – Expert Information Systems Pty. Limited, Australia – and is working towards a seamless integration. This will accelerate its market penetration in Australia and provide enhanced value to its clients. In order to ensure that the strategic benefits of this acquisition are realized, your company has set up structured processes and reviews to bring about the integration of financial reporting, operational processes, information systems, and human resource practices. The integration is being managed successfully as planned and is reviewed every fortnight.

Your company incorporated its wholly owned subsidiary in the People’s Republic of China, ‘Infosys Technologies (Shanghai) Co. Limited’. The setting up of the software development center for 200 professionals in Shanghai is monitored on a fortnightly basis and is progressing well. Business process management services are offered through our majority-owned subsidiary, Progeon Limited. Increasingly, clients are looking for integrated services that combine the value of IT services and business process management. In this context, a cross-functional team between Infosys and Progeon is working on developing collaborative client servicing models.

In order to bring synergy between all the subsidiary companies and Infosys corporate, your company implemented the group business enabling structure. Based on a benchmarking exercise conducted across global corporations, your company implemented a matrix structure to align all business-enabling functions, e.g., Finance, HRD, Information Systems, Quality and Planning under respective corporate functions. This allows deployment of deep functional experience and competence garnered over the years by Infosys.

16.	Technology obsolescence

Your company evaluates technology obsolescence and associated risks on a continuing basis to make investments accordingly. Technology requirements are classified into three categories:

Desktop environment: This consists of PCs with associated software, wherein volumes and retraining costs are high. Your company considers this as commodity and adopts technology that is mature (not leading-edge). User interface software is standardized so that retraining costs are minimal. Once the warranty period expires, these are donated to educational and charitable institutions.

Proprietary systems and servers: Used for development of software for clients and for running internal technology applications. The technological obsolescence in these areas is not rapid, especially in the mainframe segment. Purchase decisions in this category are determined by client requirements.

Tools for software development: This includes project management tools, integrated software development environments, testing and other ‘CASE’ tools, and collaborative software development tools. In this category, your company constantly looks out for leading-edge products

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that help increase productivity, and also give your company an advantage over its competitors.

In its technology infrastructure, your company aims to be on par with or better than its competitors as well as its clients, anywhere in the world. Your company’s clients would like it to advise them on emerging products and technologies. Hence, your company continuously invests in these technologies. Several research initiatives are undertaken in your company to review and adopt the technologies for use internally, as well as on client projects.

This table gives depreciation and software expenses as a percentage of revenues for the last three years (based on Indian GAAP):

	FY 2004	FY 2003	FY 2002

Depreciation / average gross block	16.2%	16.9%	20.2%
Depreciation / total revenue	4.8%	5.2%	6.2%
Software for own use / total revenue	1.4%	1.5%	1.3%

Your company has an aggressive amortization program under which, category one and two are generally amortized in two years. Purchase of software is treated as revenue expenditure in the same year. This ensures that the investment is current and that any change in technology does not lead to large write-offs and full cost is recovered as part of current costs.

17.	Human resource management

Your company’s ability to deliver value to clients depends largely on its ability to attract, train, motivate, empower and retain the best and the brightest professionals. These abilities have to be developed across its rapidly expanding global operations. There is significant worldwide competition for IT professionals with the skills necessary to perform the services that we offer. This poses inherent risks associated with the ability to hire and retain skilled and experienced IT professionals. The entry of overseas competitors into the Indian talent market is creating further retention and attraction pressures, especially for experienced IT professionals.

Your company has taken initiatives to expand the available talent pool by working with education regulators and academia in India and overseas. Recently, it launched an initiative “Campus Connect,” aimed at improving the industry readiness of best students in India, while they pursue their regular education.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. Your company focuses on recruiting the top 20% students from engineering departments of Indian schools and relies on a rigorous selection process involving a series of tests and interviews. Last fiscal, 908,522 applications were received of which 18,218 were interviewed for 9,758 net hires.

To ensure the availability of skills in line with business needs, your company has set up extensive training infrastructure. Competencies required to deliver value are identified and developed along multiple dimensions: technology, domain, leadership, and management. Most new students undergo comprehensive 14-week training before being deployed on engagements. Your company has invested in a world-class infrastructure for simultaneously training 4,000 employees.

The extensive learning opportunities, global exposure, best-in-class work environment, and a well-balanced compensation package ensure that your company has one of the lowest employee attrition rates relative to the industry average today. The table below gives attrition rates for the past three years, which have been sustained significantly below the published industry averages:

	FY 2004	FY 2003	FY 2002

Attrition %	10.5%	6.9%	6.2%

To improve the understanding of individual roles, to empower rapid decision-making and reinforce the assignment of responsibilities, your company has implemented a role-based organization. This has de-layered the structure from 15 down to 7 levels. Your company’s HR practices have been successfully assessed at Level-5 of People Capability Maturity Model (PCMM). To build a multicultural organization composed of best talent from diverse backgrounds, it has systematically established talent centers across India and is now establishing global development centers in China and Mauritius.

18.	Culture, values and leadership

Your company has been globally acknowledged for its values and organizational culture. Rapid growth brings with it the risk of not being able to ensure consistency in culture and core values. This is important considering that your company freshly inducted a major portion of its employee base over just one year.

Your company conducts values workshops as a part of its induction programs and employee communication processes. Your company has implemented a written code of ethics and a whistle-blower policy, aimed at making all employees aware of the ethical requirements and providing avenues for reporting violations, if any.

Competition for senior management in the industry is intense. As the loss of any members of our senior management or other key personnel may have a material adverse effect on business, your company has implemented a structured 3-tiered leadership development program. The Infosys Leadership Institute (ILI) facilitates the development of a cadre of global leaders with the competencies required to steer your company into the future. The 3-tiered leadership structure provides the foundation for managing structured succession planning. During last fiscal, ILI successfully facilitated the development of more than 400 Infosys leaders, distributed across the 3 tiers. In line with their commitment to developing the next generation leadership, the senior leaders of your company personally conduct developmental work sessions to pass on the skills acquired by them over the years.

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Corporate governance report

“If companies view the new laws as opportunities – opportunities to improve internal controls, improve the performance of the board, and improve their public reporting – they will ultimately be better run, more transparent, and therefore more attractive to investors.”

-	William H. Donaldson, Chairman,
Securities and Exchange Commission, USA

(Remarks to the National Press Club on July 30, 2003)

Corporate governance is about commitment to values and about ethical business conduct. It is about how an organization is managed. This includes its corporate and other structures, its culture, policies and the manner in which it deals with various stakeholders. Accordingly, timely and accurate disclosure of information regarding the financial situation, performance, ownership and governance of the company is an important part of corporate governance. This improves public understanding of the structure, activities and policies of the organization. Consequently, the organization is able to attract investors, and to enhance the trust and confidence of the stakeholders.

Corporate governance guidelines and best practices have evolved over a period of time. The Cadbury Report on the financial aspects of corporate governance, published in the UK in 1992, was a landmark. It led to the publication of the Viénot Report in France in 1995. This report boldly advocated the removal of cross-shareholdings that had formed the bedrock of French capitalism for decades. Further, The General Motors Board of Directors Guidelines in the US and the Dey Report in Canada proved to be influential in the evolution of other guidelines and codes across the world. Over the past decade, various countries have issued recommendations for corporate governance. Compliance with these is generally not mandated by law, although codes that are linked to stock exchanges sometimes have a mandatory content.

The Sarbanes-Oxley Act, which was signed by the US President George W. Bush into law in July 2002, has brought about sweeping changes in financial reporting. This is perceived to be the most significant change to federal securities law since the 1930s. Besides directors and auditors, the Act has also laid down new accountability standards for security analysts and legal counsels.

In November 2003, the SEC approved changes to the NASDAQ listing requirements. The changes focused mainly on board independence, independent committees of the board, audit committee composition, code of business conduct and ethics and related party transactions.

The Higgs Report on non-executive directors and the Smith Report on audit committees, both published in January 2003, form part of the systematic review of corporate governance being undertaken in the UK and Europe. This is in light of recent corporate failures. The recommendations of these two reports are aimed at strengthening the existing framework for corporate governance in the UK. Enhancing the effectiveness of the non-executive directors and switching the key audit relationship from executive directors to an independent audit committee are part of this. These recommendations are intended as revisions to the Combined Code on Corporate Governance.

In April 2004, the governments of the 30 OECD countries approved a revised version of the OECD’s Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets. The revised principles call on governments to ensure effective regulatory frameworks and on companies to be more accountable. The principles include increased awareness among institutional investors, enhanced role for shareholders in executive compensation, greater transparency and effective disclosures to counter conflicts of interest.

In India, the Confederation of Indian Industry (CII) took the lead in framing a desirable code of corporate governance in April 1998. This was followed by the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance. This committee was appointed by the Securities and Exchange Board of India (SEBI). The recommendations were accepted by SEBI in December 1999, and are now enshrined in Clause 49 of the Listing Agreement of every Indian stock exchange. Infosys’ compliance with these various requirements is presented in this chapter. Your company fully complies with, and indeed goes beyond, all these recommendations on corporate governance. SEBI also instituted a committee under the chairmanship of Mr. N. R. Narayana Murthy which recommended enhancements in corporate governance. The committee’s report is yet to be accepted by SEBI.

In addition, the Department of Company Affairs, Government of India, constituted a nine-member committee under the chairmanship of Mr. Naresh Chandra, former Indian ambassador to the US, to examine various corporate governance issues. The committee’s recommendations are now mandatory Your company’s compliance with these recommendations is listed in the course of this chapter.

Your company believes that sound corporate governance is critical to enhance and retain investor trust. Accordingly, Your company always seeks to attain its performance rules with integrity. The Board extends its fiduciary responsibilities in the widest sense of the term. Your company’s disclosures always seek to attain the best practices in international corporate governance. Your company also endeavors to enhance long-term shareholder value and respect minority rights in all our business decisions.

Your company’s corporate governance philosophy is based on the following principles:

1.	Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.

2.	Be transparent and maintain high degree of disclosure levels. When in doubt, disclose.

3.	Make a clear distinction between personal conveniences and corporate resources.

4.	Communicate externally, in a truthful manner, about how the company is run internally.

5.	Comply with the laws in all the countries in which it operates.

6.	Have a simple and transparent corporate structure driven solely by the business needs.

7.	Management is the trustee of the shareholders’ capital and not the owner.

At the core of its corporate governance practice is the board, which oversees how the management serves and protects the long-term interests of all the stakeholders of the company. Your company believes that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. Majority of the board, 8 out of 15, are independent members. Further, your company has compensation, nomination and audit committees, which are fully comprised of independent directors.

As a part of Infosys’ commitment to follow global best practices, your company complies with the Euroshareholders Corporate Governance Guidelines 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the US. Your company also adheres to the UN Global Compact Programme. Further, a note on Infosys’ compliance with the corporate governance guidelines of six countries – in their national languages – is presented in the chapter entitled Financial statements prepared in substantial compliance with GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, and reports of compliance with the respective corporate governance standards.

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Corporate governance ratings

Standard & Poor’s

Standard & Poor’s has assigned a Corporate Governance Score (CGS) of ‘CGS-8.6’ to Infosys. The overall CGS is a result of four component scores on a scale of 1 (low) to 10 (high):

•	Ownership structure and influence – 9.0

•	Financial stakeholder rights and relations – 8.3

•	Financial transparency and information disclosure – 9.2

•	Board structure and process – 8.0

According to Standard & Poor’s, ‘ownership structure’ at Infosys is transparent and well disclosed, and there is a strict separation of ownership from control among the founders and managers of the company.

‘Financial stakeholder relations’ presents a mixed picture: although shareholders cannot legally vote for all items by post or Internet, ownership rights are strongly defended; there is a simple share structure; and there are no explicit anti-takeover defenses in the company’s articles.

‘Financial transparency and information disclosure’ is assessed as very strong. In some cases, Infosys provides thoughtful disclosure on items that few other companies have pursued. Timing and access to disclosure is very strong, given the company’s compliance with the US SEC’s regulation on fair disclosure and its lobbying of the Indian regulators in this area.

The lowest relative score was for Infosys’ ‘board structure and process’, though this is still assessed as strong, given its success at bringing in a large number of outside directors in a relatively short amount of time. The board is nearing completion of its transition from an insider-dominated group of directors affiliated with a founding group to a globally representative, majority independent body. Although the board is generally effective and cohesive, a number of aspects continue to develop, including the involvement of non-executives in strategy setting, and the balance between the roles of the executive and non-executive directors. Compensation for non-executives, although among the highest in India, risks encountering objections from domestic shareholders, while at the same time risks not being high enough to continue to attract the best-qualified directors.

CRISIL

Crisil assigned “CRISIL GVC Level 1” rating to Infosys. This Governance and Value Creation (GVC) rating indicates the company’s capability with respect to creating wealth for all its stakeholders while adopting sound corporate governance practices is the highest.

ICRA

ICRA assigned a CGR1 rating to the corporate governance practices of Infosys. The rating of CGR1 is the highest on ICRA’s Corporate Governance Rating (CGR) scale of CGR1 to CGR6. Infosys is the first company in the country to be assigned the highest CGR by ICRA.

The highest CGR reflects Infosys’ transparent shareholding pattern; sound board practices; interactive decision-making process; high level of transparency and disclosures encompassing all important aspects of the company’s operations; and its track record in investor servicing. A notable feature of Infosys’ corporate governance practices is its emphasis on “substance” over “form”, besides its transparent approach to following such practices.

Corporate governance guidelines

Over the years, the board has developed corporate governance guidelines to help fulfill its corporate responsibility to various stakeholders. This ensures that the board will have the necessary authority and practices in place to review and evaluate the company’s operations as and when needed. Further, it allows the board to make decisions that are independent of the company’s management. These guidelines are intended to align the interests of the directors and the management with those of the company’s shareholders.

The board may change these guidelines from time to time in order to effectively achieve its stated objectives.

A.	Board composition

1.	Size and composition of the board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the board, and to separate the board functions of governance and management. The board consists of 15 members, seven of whom are executive or full-time directors, and eight are independent directors. Five of the executive directors are founders of the company. The board believes that the current size is appropriate based on the company’s present circumstances. The board periodically evaluates the need for increasing or decreasing its size.

Table 1 gives the composition of Infosys’ board, and the number of outside directorships held by each of the directors.

Table 1: Composition of the board, and external directorships held during FY 2004

Name of directors	Position	Relationship	Directorships held as on March 31, 2004		Committee	Chairmanship
		with other	India listed	All companies	membership in	in committees in
		directors	companies#	around the	all companies###	which they are
				world##		members###
				(listed & unlisted)

N. R. Narayana Murthy	Chairman and Chief Mentor;
	Executive and founder director	None	–	7	–	–
Nandan M. Nilekani	CEO, President and Managing Director;
	Executive and founder director	None	–	1	–	–
S. Gopalakrishnan	COO and Deputy Managing Director;
	Executive and founder director	None	–	3	–	–
Deepak M. Satwalekar	Lead Independent director	None	5	10	8	2
Prof. Marti G. Subrahmanyam	Independent director	None	1	8	5	2
Philip Yeo	Independent director	None	–	15	2	–
Dr. Omkar Goswami	Independent director	None	3	6	7	1
Sen. Larry Pressler	Independent director	None	–	5	3	–
Rama Bijapurkar	Independent director	None	4	7	5	2
Claude Smadja	Independent director	None	–	3	2	1
Sridar A. Iyengar	Independent director	None	–	2	2	–
K. Dinesh	Head - Human Resources Development,	None	–	2	–	–
	Information Systems, Quality & Productivity
	and Communication Design Group;
	Executive and founder director

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Table 1: Composition of the board, and external directorships held during FY 2004 (contd.)

Name of directors	Position	Relationship	Directorships held as on March 31, 2004		Committee	Chairmanship
		with other	India listed	All companies	membership in	in committees in
		directors	companies#	around the	all companies###	which they are
				world##		members###
				(listed & unlisted)

S. D. Shibulal	Head - Customer Delivery;	None	–	3	–	–
	Executive and founder director
T. V. Mohandas Pai	CFO and Head - Finance &	None	–	3	2	–
	Administration; Executive director
Srinath Batni	Head - Delivery (West North America);	None	–	3	–	–
	Executive director

#	Excluding Infosys
##	Directorships in all companies around the world including Infosys.
###	Includes Audit Committee, Compensation/Remuneration Committee, Nominations Committee and Investor Grievance Committee.

2.	Responsibilities of the Chairman, CEO and the COO

The current policy of the company is to have a Chairman and Chief Mentor – Mr. N. R. Narayana Murthy; a Chief Executive Officer (CEO), President and Managing Director – Mr. Nandan M. Nilekani; and a Chief Operating Officer (COO) and Deputy Managing Director -Mr. S. Gopalakrishnan. There are clear demarcations of responsibility and authority between the three.

•
The Chairman and Chief Mentor is responsible for mentoring Infosys’ core management team in transforming the company into a world-class, next-generation organization that provides state-of-the-art technology-leveraged business solutions to corporations across the world. He also interacts with global thought-leaders to enhance the leadership position of Infosys. In addition, he continues to interact with various institutions to highlight and to help bring about the benefits of IT to every section of society. As chairman of the board, he is also responsible for all board matters.

•
The CEO, President and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan.

•	The COO and Deputy Managing Director is responsible for all customer service operations. He is also responsible for technology, new initiatives, acquisitions and investments.

The Chairman, CEO, COO, the other executive directors and the senior management, make periodic presentations to the board on their responsibilities, performance and targets.

3.	Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person other than an officer or employee of the company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the company which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Infosys adopted a much stricter definition of independence than as required by the NASDAQ listing rules and the Sarbanes-Oxley Act, US. The same is provided in the Audit charter section of this Annual Report.

4.	Lead independent director

During the year, recognizing the need for a representative and spokesperson for the independent directors as a group, the board appointed Mr. Deepak M. Satwalekar as the lead independent director effective May 22, 2003.

The lead independent director is responsible:

•	To preside over all executive sessions of the board’s independent directors;

•	To work closely with the chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules;

•	To liaise between the Chairman, CEO and the independent directors on the board; and

•	Along with the Chairman take a lead role, in the board evaluation process.

5.	Board membership criteria

The nominations committee works with the entire board to determine the appropriate characteristics, skills and experience for the board as a whole as well as its individual members.

Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, hi-tech, software company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members will be between 40 and 60 years of age. They will not be relatives of an executive director or of an independent director. They are generally not expected to serve in any executive or independent position in any company that is in direct competition with Infosys. Board members are expected to rigorously prepare for, attend, and participate in all board and applicable committee meetings. Each board member is expected to ensure that their other current and planned future commitments do not materially interfere with the member’s responsibility as a director of Infosys.

6.	Selection of new directors

The board is responsible for the selection of any new director. The board delegates the screening and selection process involved in selecting the new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee makes recommendations to the board on the induction of any new member.

7.	Membership term

The board constantly evaluates the contribution of its members, and recommends to shareholders their re-appointment periodically as per statute. The current law in India mandates the retirement of one-third of the board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term. Non-executive directors do not have a specified term, but retire by rotation as per law. The nominations committee of the board recommends such appointments and / or re-appointments. However, the membership term is limited by the retirement age for the members.

8.	Retirement policy

Under this policy, the maximum age of retirement of all executive directors is 60 years, which is the age of superannuation for the employees of the company. Their continuation as members of the board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the board is 65 years.

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9.	Succession planning

The nominations committee constantly works with the board to evolve succession planning for the positions of the Chairman, CEO, COO and CFO as well as to develop plans for interim succession for any of them, in case of an unexpected occurrence. The board, as required, may more frequently review succession planning.

10.	Board compensation review

The compensation committee determines and recommends to the board the compensation payable to the directors. All board-level compensation is approved by shareholders, and separately disclosed in the financial statements.

Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders meetings.

Compensation payable to each of the independent directors is limited to a fixed amount per year as determined and approved by the board -the sum of which is within the limit of 0.5% of the net profits of the company for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the full board on an annual basis. The compensation payable to independent directors and the method of calculation are disclosed separately in the financial statements.

Those executive directors who are founders of the company have voluntarily excluded themselves from the 1994 Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan. Independent directors are also not eligible for stock options under these plans, except for the latest 1999 Stock Option Plan. Table 2a gives the compensation of each director; and Table 2b gives the grant of stock options to directors.

11.	Memberships of other boards

Executive directors are excluded from serving on the board of any other entity, unless these are corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is that of benefiting society. As the chairperson of the company does not undertake any executive functions, the limitation has not been applied. Independent directors are not expected to serve on the boards of competing companies. Other than this, there are no limitations on them save those imposed by law and good corporate governance practices. The number of outside directorships held by each director of Infosys is given in Table 1.

B.	Board meetings

1.	Scheduling and selection of agenda items for board meetings

Dates for the board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most board meetings are held at the company’s registered office at Electronics City, Bangalore, India. The chairman of the board and the company secretary draft the agenda for each meeting, along with explanatory notes in consultation with the lead independent director, and distribute these in advance to the directors. Every board member is free to suggest the inclusion of items on the agenda. The board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders’ meeting. When necessary, additional meetings are held. Independent directors are expected to attend at least four board meetings in a year. However, the board being represented by independent directors from various parts of the globe, it may not be possible for each one of them to be physically present at all the meetings. The company effectively uses video/teleconference

Table 2a: Cash compensation to the directors for FY 2004	in Rs. crore

Name of directors	Salary	Performance	Commission	Sitting fees	Total	Notice period
		incentive/bonus	payable			(in months)

N. R. Narayana Murthy	0.22	–	–	–	0.22	6
Nandan M. Nilekani	0.23	–	–	–	0.23	6
S. Gopalakrishnan	0.22	–	–	–	0.22	6
Deepak M. Satwalekar	–	–	0.21	0.01	0.22	–
Prof. Marti G. Subrahmanyam	–	–	0.19	–	0.19	–
Philip Yeo	–	–	0.15	–	0.15	–
Prof. Jitendra Vir Singh*	–	–	0.08	–	0.08	–
Dr. Omkar Goswami	–	–	0.18	0.01	0.19	–
Sen. Larry Pressler	–	–	0.16	–	0.16	–
Rama Bijapurkar	–	–	0.19	0.01	0.20	–
Claude Smadja	–	–	0.12	–	0.12	–
Sridar A. Iyengar	–	–	0.18	0.01	0.19	–
K. Dinesh	0.23	–	–	–	0.23	6
S. D. Shibulal	0.99	–	–	–	0.99	6
T. V. Mohandas Pai	0.31	–	–	–	0.31	6
Srinath Batni	0.27	–	–	–	0.27	6

*	Resigned with effect from April 12, 2003
None of the above is eligible for any severance pay

Table 2b: Grant of stock options to independent directors

Name of director	Number of options	Grant price	Expiry date
	(1999 ESOP)	(in Rs.)

Deepak M. Satwalekar	7,000	3,215.60	April 11, 2010
Marti G. Subrahmanyam	6,000	3,215.60	April 11, 2010
Philip Yeo	3,000	3,215.60	April 11, 2010
Omkar Goswami	2,000	3,215.60	April 11, 2010
Larry Pressler	2,000	3,215.60	April 11, 2010
Rama Bijapurkar	2,000	3,215.60	April 11, 2010
Claude Smadja	2,000	3,333.65	July 9, 2012
Sridar A. Iyengar	2,000	3,049.75	April 9, 2013

The above options were issued at fair market value. The options granted will vest over a period of four years from the date of grant.

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facilities to facilitate their participation. Committees of the board usually meet the day before the formal board meeting, or when required for transacting business.

There were six board meetings held during the year ended March 31, 2004. These were on April 10, 2003, June 14, 2003 (coinciding with last year’s Annual General Meeting of the shareholders), July 10, 2003, October 10, 2003, December 18, 2003 and January 09, 2004. Table 3 gives the attendance record of the directors.

Table 3:	Number of board meetings and the attendance of directors during FY 2004

Name of directors	No. of board	No. of board	Whether attended
	meetings held	meetings attended	last AGM

N. R. Narayana Murthy	6	6	Yes
Nandan M. Nilekani	6	6	Yes
S. Gopalakrishnan	6	5	Yes
Deepak M. Satwalekar	6	5	Yes
Prof. Marti G. Subrahmanyam	6	5	Yes
Philip Yeo	6	2	No
Sridar A. Iyengar*	5	4	Yes
Dr. Omkar Goswami	6	4	Yes
Sen. Larry Pressler	6	3	No
Rama Bijapurkar	6	5	Yes
Claude Smadja	6	3	Yes
K. Dinesh	6	6	Yes
S. D. Shibulal	6	6	Yes
T. V. Mohandas Pai	6	6	Yes
Srinath Batni	6	6	Yes

*	Appointed as a director with effect from April 10, 2003

2.	Availability of information to the members of the board

The board has unfettered and complete access to any information within the company, and to any employee of the company. At meetings of the board, it welcomes the presence of managers who can provide additional insights into the items being discussed.

The information regularly supplied to the board includes:

•	annual operating plans and budgets, capital budgets, updates;

•	quarterly results of the company and its operating divisions or business segments;

•	minutes of meetings of audit, compensation, nominations, investors grievance and investment committees, as well as abstracts of circular resolutions passed;

•	general notices of interest;

•	declaration of dividend;

•	information on recruitment and remuneration of senior officers just below the board level including appointment or removal of CFO and company secretary;

•	materially important litigations, show cause, demand, prosecution and penalty notices;

•	fatal or serious accidents or dangerous occurrences, any material effluent or pollution problems;

•	any materially relevant default in financial obligations to and by the company or substantial non-payment for goods sold by the company;

•	any issue that involves possible public or product liability claims of a substantial nature;

•	details of any joint venture, acquisitions of companies or collaboration agreement;

•	transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

•	significant development on the human resources front;

•	sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business;

•	details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement; and

•	non-compliance of any regulatory, statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer.

3.	Independent directors’ discussion

The board’s policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

In addition, the independent directors of the company will meet periodically in executive session i.e. without the chairman, any of the executive directors or the management being present.

4.	Materially significant related party transactions

There have been no materially significant related party transactions, pecuniary transactions or relationships between Infosys and its directors, management, subsidiary or relatives except for those disclosed in the financial statements for the year ended March 31, 2004.

C.	Board committees

Currently, the board has six committees – the audit committee, the compensation committee, the nominations committee, the investors’ grievance committee, the investment committee and the share transfer committee. All committees excluding investment and share transfer committee entirely consist of independent directors. The investment committee consists of all executive directors, while the share transfer committee consists of three executive directors including the Managing Director.

The board is responsible for the constituting, assigning, co-opting and fixing of terms of service for committee members to various committees, and it delegates these powers to the nominations committee.

The chairman of the board, in consultation with the company secretary of the company and the committee chairman, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year except the investment committee and the share transfer committee, which meet as and when the need arises. Typically, the meetings of the audit, compensation and nominations committees last for the better part of a working day. Recommendations of the committee are submitted to the full board for approval.

The quorum for meetings is either two members or one-third of the members of the committees, whichever is higher.

1.	Audit committee

In India, Infosys is listed on The Stock Exchange, Mumbai (or the BSE), the National Stock Exchange (NSE) and the Bangalore Stock Exchange (BgSE). In the US, it is listed on the NASDAQ. The board of the company has recommended delisting from Bangalore Stock Exchange, which is subject to shareholders approval in the AGM to be held on June 12, 2004. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the US Securities and Exchange Commission (SEC) recommended that every listed company adopt an audit committee charter. This recommendation has been adopted by NASDAQ.

In its meeting on May 27, 2000, Infosys’ audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC. The charter is given below.

The audit committee of Infosys comprises six independent directors. They are:

Deepak M. Satwalekar, Chairperson
Prof. Marti G. Subrahmanyam
Dr. Omkar Goswami
Sen. Larry Pressler
Rama Bijapurkar
Sridar A. Iyengar

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1.1	Audit committee charter

1.	Primary objectives of the audit committee

The primary objective of the audit committee (the committee) of Infosys Technologies Limited (the Company) is to monitor and provide effective supervision of the management’s financial reporting process with a view to ensure accurate, timely and proper disclosures and transparency, integrity and quality of financial reporting.

The committee oversees the work carried out in the financial reporting process by the management, including the internal auditors and the independent auditor, and notes the processes and safeguards employed by each.

2.	Responsibilities of the audit committee

2.1	Provide an open avenue of communication between the independent auditor, internal auditor, and the board of directors (BoD).

2.2
Meet four times every year or more frequently as circumstances require. The audit committee may ask members of the management or others to attend meetings and provide pertinent information as necessary.

2.3	Confirm and assure the independence of the external auditor and objectivity of the internal auditor.

2.4
Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2.5	Review and pre-approve all related party transactions in the Company. For this purpose, the committee may designate one member who shall be responsible for pre-approving related party transactions.

2.6	Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

2.7	Consider and review with the independent auditor and the management:

•	The adequacy of internal controls including computerized information system controls and security; and

•	Related findings and recommendations of the independent auditor and internal auditor, together with the management’s responses.

2.8
Consider and if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. For the purpose of this clause, “non-auditing services” shall mean any professional services provided to the Company by the independent auditor, other than those provided to the company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to):

•	Bookkeeping or other services related to the accounting records of financial statements of the Company;

•	Financial information system design and implementation;

•	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	Actuarial services;

•	Internal audit outsourcing services;

•	Management functions or human resources;

•	Broker or dealer, investment advisor, or investment banking services;

•	Legal services and expert services unrelated to the audit; and

•	Any other service that the BoD determines is impermissible.

2.9	Review and discuss with the management and the independent auditors, the annual audited financial statements and quarterly audited/unaudited financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” prior to filing the Company’s Annual Report on Form 20-F and Quarterly Results on Form 6-K, respectively with the SEC.

2.10
Direct the Company’s independent auditors to review before filing with the SEC the Company’s interim financial statements included in Quarterly Reports on Form 6-K, using professional standards and procedures for conducting such reviews.

2.11
Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors. 2.12 Review before release, the unedited quarterly operating results in the Company’s quarterly earnings release.

2.13	Oversee compliance with the requirements of the SEC and SEBI, as the case may be, for disclosure of auditor’s services and audit committee members, member qualifications and activities.

2.14	Review, approve and monitor the code of ethics that the Company plans for its senior financial officers.

2.15	Review management’s monitoring of compliance with the Company’s standards of business conduct and with the Foreign Corrupt Practices Act.

2.16	Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements.

2.17	Provide oversight and review, at least annually, of the Company’s risk management policies, including its investment policies.

2.18	Review the Company’s compliance with employee benefit plans.

2.19	Oversee and review the Company’s policies regarding information technology and management information systems.

2.20	If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

2.21	As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22	Review its own charter, structure, processes and membership requirements.

2.23	Provide a report in the Company’s proxy statement in accordance with the rules and regulations of the SEC.

2.24
Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

2.25	Consider and review with the management, internal auditor and the independent auditor:

•	Significant findings during the year, including the status of previous audit recommendations;

•	Any difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information; and

•	Any changes required in the planned scope of the internal audit plan.

2.26	Report periodically to the BoD on significant results of the foregoing activities.

3.	Composition of the audit committee

3.1
The committee shall consist solely of ‘independent’ directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission) of the Company and shall be comprised of a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall be a

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“Financial Expert” as defined in Section 407 of the Sarbanes-Oxley Act. The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bringing in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairman, either by the full BoD or by the members themselves, by majority vote.

4.	Relationship with independent and internal auditors

4.1
The committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditors in accordance with law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors. These include:

•	reviewing the independent auditors’ proposed audit scope, approach and independence;

•
obtaining from the independent auditors periodic formal written statements delineating all relationships between the auditors and the company consistent with applicable regulatory requirements and presenting this statement to the BoD;

•
actively engaging in dialogues with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the full BoD take appropriate action to ensure their independence;

•
encouraging the independent auditors to have open and frank discussions on their judgments about the quality, not just the acceptability, of the company’s accounting principles as applied in its financial reporting. This includes such issues as the clarity of the company’s financial disclosures, and degree of aggressiveness or conservatism of the company’s accounting principles and underlying estimates, and other significant decisions made by the management in preparing the financial disclosure and audited by them;

•
carrying out the attest function in conformity with US GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, as amended by SAS 90 Audit Committee Communication prior to the company’s filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgment and accounting estimates, significant new accounting policies, and disagreements with management; and

•	reviewing reports submitted to the audit committee by the independent auditors in accordance with the applicable SEC requirements.

4.2
The internal auditors of the company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors’ independence from management to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditors and appropriate recommendations made to the BoD.

5.	Disclosure requirements

5.1	The committee charter should be published in the Annual Report once every three years and also whenever any significant amendment is made to the charter.

5.2	The committee shall disclose in the company’s Annual Report whether or not, with respect to the concerned fiscal year:

•
the management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied, and significant judgements affecting the company’s financial statements;

•	the independent auditors have discussed with the committee their judgments of the quality of those principles as applied and judgments referred to above under the circumstances;

•	the members of the committee have discussed among themselves, without the management or the independent auditors being present, the information disclosed to the committee as described above;

•
the committee, in reliance on the review and discussions conducted with the management and the independent auditors pursuant to the requirements above, believes that the company’s financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects; and

•	the committee has satisfied its responsibilities in compliance with its charter.

5.3	The committee shall secure compliance that the BoD has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules:

•	Composition of the committee and independence of committee members;

•	Disclosures relating to non-independent members;

•	Financial literacy and financial expertise of members; and

•	Review of the committee charter.

5.4	The committee shall report to shareholders as required by the relevant rules of the Securities and Exchange Commission (SEC) of the United States.

6.	Meetings and reports

6.1	The Committee shall meet at least four times a year.

6.2
The Committee will meet separately with the CEO and the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The audit committee will meet separately with the independent auditors and internal auditors of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the Audit Committee under this charter.

6.3
In addition to preparing the report in the Company’s proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee’s charter.

7.	Delegation of authority

7.1
The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

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8.	Definitions

8.1	Independent member

In order to be ‘independent’, members should have no relationship with the Company that may interfere with the exercise of their independence from the management and the Company. The following persons are not considered independent:

•	a director who is employed by the Company or any of its affiliates for the current year or any of the past five years;

•	a director who has been a former partner or employee of the independent auditor who worked on the Company’s audit engagement in the current year or any of the past five years;

•
a director who accepts any compensation from the company or any of its affiliates in excess of $ 60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation in the current year or any of the past five years;

•
a director who is a member of the immediate family of an individual who is, or has been, in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. “Immediate family” includes a person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person’s home;

•
a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities) that exceed 5% of the Company’s or business organization’s consolidated gross revenues for that year, or $ 200,000, whichever is more, in any of the past five years;

•
a director who is employed as an executive of another entity such that any of the Company’s executives serve on that entity’s compensation committee for the current year or any of the past five years; and

•	a shareholder owning or controlling 20% or more of the Company’s voting securities.

8.2	Financial expert

For purposes of this Item, an “audit committee financial expert” means a person who has the following attributes:

(1)	An understanding of generally accepted accounting principles and financial statements;

(2)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3)
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(4)	An understanding of internal control over financial reporting; and

(5)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(1)
Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(2)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(3)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(4)	Other relevant experience.

1.2	Table 4: Audit committee attendance during FY 2004

Name of audit	No. of	No. of
committee members	meetings	meetings
	held	attended

Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Dr. Omkar Goswami	4	3
Sen. Larry Pressler	4	2
Rama Bijapurkar	4	4
Sridar A. Iyengar*	3	3
Claude Smadja**	2	1

*	Appointed as a member with effect from April 10, 2003
**	Ceased to be a member with effect from July 10, 2003

Four audit committee meetings were held during the year. These were held on April 9, 2003, July 9, 2003, October 9, 2003 and January 8, 2004.

1.3	Audit committee report for the year ended March 31, 2004

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter given above, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

Management is responsible for the Company’s internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company’s financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee’s responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is in order to ensure that the financial statements are true, correct, sufficient and credible. In addition, the committee recommends to the board the appointment of the Company’s internal and statutory auditors.

In this context, the committee discussed with the company’s auditors the overall scope and plans for the independent audit. Management represented to the committee that the Company’s financial statements were prepared in accordance with Generally Accepted Accounting Principles. The committee discussed with the auditors, in the absence of the management (whenever necessary), the Company’s audited financial statements including the auditor’s judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No.1 (SAS 61) – Communication with audit committees.

Relying on the review and discussions conducted with the management and the independent auditors, the audit committee believes that the Company’s financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial and risk management policies of the Company and expressed its satisfaction with the same.

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The Company’s auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – ‘Independence discussions with audit committees’, based on which the committee discussed the auditors’ independence with both the management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit consulting services provided by the auditor’s firm could impair the auditor’s independence, and concluded that there was no such materially significant service provided.

The committee secured compliance that the board of directors has affirmed to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee’s discussion with management and the auditors and the committee’s review of the representations of management and the report of the auditors to the committee, the committee has recommended to the board of directors that:

1.
The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2004 be accepted by the board as a true and fair statement of the financial health of the company;

2.
The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2004 be accepted by the board as a true and fair statement of the financial health of the group; and

3.
The audited financial statements prepared as per US GAAP, and to be included in the company’s Annual Report on Form-20F for the fiscal year ended March 31, 2004 be filed with the Securities and Exchange Commission.

The committee also approved the change in the US GAAP accountants from KPMG (Registered), an Indian Partnership (KPMG India) to KPMG LLP, a UK Partnership. The change was made at the request of KPMG India.

The committee has recommended to the board the re-appointment and fees of Bharat S. Raut & Co., Chartered Accountants, as the statutory and independent auditors of the Company for the fiscal year ending March 31, 2005, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the board the appointment of KPMG LLP, UK as independent auditors of the company for the US GAAP financial statements, for the financial year ending March 31, 2005.

The committee recommended the appointment of internal auditors to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which has been provided in the Financial statements prepared in accordance with US GAAP section of this Annual Report.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the Audit committee charter.

Sd

Bangalore	Deepak M. Satwalekar
April 30, 2004	Chairperson, audit committee

2.	Compensation committee

The compensation committee of Infosys consists entirely of non-executive, independent directors:

Prof. Marti G. Subrahmanyam, Chairperson
Deepak M. Satwalekar
Sen. Larry Pressler
Sridar A. Iyengar

2.1	Compensation committee charter

Purpose

The purpose of the compensation committee of the board of directors (the Board) of Infosys Technologies Limited (the Company) shall be to discharge the Board’s responsibilities relating to compensation of the Company’s executive directors and senior management. The committee has overall responsibility for approving and evaluating the executive directors and senior management compensation plans, policies and programs of the Company.

The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement.

Committee membership and organization

The compensation committee will be appointed by and will serve at the discretion of the Board. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nomination committee. Compensation committee members will serve at the discretion of the Board.

Committee responsibilities and authority

The compensation committee shall annually review and approve for the CEO, the executive directors and senior management of the Company (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The compensation committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

The compensation committee is responsible for administering the Company’s stock option plans, including the review and grant of options to eligible employees under the plans.

The compensation committee may also make recommendations to the Board with respect to incentive compensation plans.

The compensation committee may form subcommittees and delegate authority to them when appropriate.

The compensation committee shall make regular reports to the Board.

The compensation committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

The compensation committee shall annually review its own performance.

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The compensation committee shall have the sole authority to retain and terminate the services of any compensation consultant to be used by the Company to assist in the evaluation of CEO, executive directors or senior management compensation and shall have the sole authority to approve the consultant’s fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

2.2	Table 5: Compensation committee attendance during FY 2004

Name of compensation	No. of	No. of
committee members	meetings held	meetings attended

Prof. Marti G. Subrahmanyam	4	4
Deepak M. Satwalekar	4	4
Sen. Larry Pressler*	2	0
Sridar A. Iyengar*	2	2
Philip Yeo**	2	1
Dr. Omkar Goswami**	2	2

*	Appointed as member with effect from July 10, 2003
**	Ceased to be a member with effect from July 10, 2003

Four compensation committee meetings were held during the year ended March 31, 2004: on April 9, 2003, July 9, 2003, October 9, 2003 and January 8, 2004.

2.3	Compensation committee report for the year ended March 31, 2004

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of performance bonuses to each of them, based on this review.

The committee reviewed the performance of all executive directors and approved the compensation payable to them for fiscal 2005, within the overall limits approved by the shareholders. The committee also reviewed and approved the compensation of all the management council members for fiscal 2005. In addition, the committee reviewed the grant of sign-on and regular options to various employees of the Company during the year.

The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company.

During the year, the committee approved the management’s proposal to temporarily suspend new grants under the 1998 and 1999 stock option plans. This was necessitated due to the uncertainty in the accounting and regulatory regime relating to stock options. The committee, however, decided to re-examine the grant of options once the regulations and accounting issues are resolved.

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party, during the financial year.

Sd

Bangalore	Prof. Marti G. Subrahmanyam
May 1, 2004	Chairperson, compensation committee

3.	Nominations committee

The nominations committee of the board consists exclusively of the following non-executive, independent directors:

Claude Smadja, Chairperson
Deepak M. Satwalekar
Sen. Larry Pressler
Dr. Omkar Goswami
Philip Yeo

3.1	Nominations committee charter

Purpose

The purpose of the nominations committee is to ensure that the board of directors is properly constituted to meet its fiduciary obligations to shareholders and the Company. To carry out this purpose, the nominations committee shall: (1) assist the Board by identifying prospective director nominees and selecting / recommending to the Board the director nominees for the next annual meeting of shareholders; (2) oversee the evaluation of the Board and management; and (3) recommend to the Board, director nominees for each committee.

Committee membership and organization

•	The nominations committee shall be comprised of no fewer than two (2) members.

•	The members of the nominations committee shall meet the independence requirements of the NASDAQ.

•	The members of the nominations committee shall be appointed and replaced by the Board.

Committee responsibilities and authority

•	Evaluate the current composition, organization and governance of the Board and its committees, as well as determine future requirements and make recommendations to the Board for approval.

•
Determine on an annual basis, desired board qualifications, expertise and characteristics, and conduct searches for potential board members with corresponding attributes. Evaluate and propose nominees for election to the board. In performing these tasks, the Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.

•	Oversee the board performance evaluation process including conducting surveys of director observations, suggestions and preferences.

•	Form subcommittees and delegate authority to them when appropriate.

•	Evaluate and make recommendations to the board concerning the appointment of directors to board committees, the selection of board committee chairs, and proposal of the board slate for election.

•	Evaluate and recommend termination of membership of individual directors in accordance with the board’s governance principles, for cause or for other appropriate reasons.

•	Conduct an annual review on succession planning, report its findings and recommendations to the board, and work with the board in evaluating potential successors to executive management positions.

•	Coordinate and approve board and committee meeting schedules.

•	Make regular reports to the board.

•	Review and reexamine this charter annually and make recommendations to the board for any proposed changes.

•	Annually review and evaluate its own performance.

•	In performing its responsibilities, the committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.

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3.2	Table 6: Nominations committee attendance during FY 2004

Name of nomination	No. of	No. of
committee members	meetings held	meetings attended

Claude Smadja	2	2
Deepak M. Satwalekar*	1	1
Sen. Larry Pressler	2	1
Dr. Omkar Goswami*	1	1
Philip Yeo	2	2

*	Appointed as the member of the committee on July 10, 2003.

Two Nominations Committee meetings were held during the year on July 9, 2003, and January 8, 2004.

3.3	Nominations committee report for the year ended March 31, 2004

The committee discussed the issue of the retirement of members of the board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Messrs. Deepak M. Satwalekar, Marti G. Subrahmanyam, S. Gopalakrishnan, S. D. Shibulal and T. V. Mohandas Pai will retire in the ensuing Annual General Meeting. The committee considered their performance and recommended that the necessary resolutions for their re-appointment be considered by the shareholders. Also, the committee considered the re-appointment of Mr. S. Gopalakrishnan as the Deputy Managing Director for a further period of five years commencing from October 18, 2004 and recommended that the necessary resolution be considered by the shareholders.

Sd

Bangalore	Claude Smadja
April 12, 2004	Chairperson, nominations committee

4.	Investor grievance committee

The investor grievance committee is headed by an independent director, and consists of the following directors: Rama Bijapurkar, Chairperson Dr. Omkar Goswami Philip Yeo Claude Smadja

4.1	Table 7: Investor grievance committee attendance during FY 2004

Name of investor grievance	No. of	No. of
committee members	meetings held	meetings attended

Rama Bijapurkar	3	3
Dr. Omkar Goswami*	1	1
Philip Yeo	3	2
Claude Smadja*	1	1
Nandan M. Nilekani**	2	2
K. Dinesh**	2	2
S. D. Shibulal**	2	2

*	Appointed as member with effect from July 10, 2003
**	Ceased to be a member with effect from July 10, 2003

The committee has the mandate to review and redress shareholder grievances. Three investor grievance committee meetings were held during the year on April 9, 2003, July 9, 2003, and January 8, 2004.

4.2	Investor grievance committee report for the year ended March 31, 2004

The committee expresses satisfaction with the company’s performance in dealing with investor grievances and its share transfer system.

Details of complaints resolved during the financial year 2003-04 are as follows.

Nature of	Received during	Resolved during	Closing
complaints	the year	the year
received

Dividend related	159	159	0

It has also noted the shareholding in dematerialized mode as on March 31, 2004 as being 99.53%, as against 99.18% in the previous year.

Sd

Bangalore	Rama Bijapurkar
April 12, 2004	Chairperson, investor grievance committee

5.	Investment committee

The investment committee consists exclusively of executive directors:

N. R. Narayana Murthy, Chairperson	S. D. Shibulal
Nandan M. Nilekani	T. V. Mohandas Pai
S. Gopalakrishnan	Srinath Batni
K. Dinesh

Investment committee report for the year ended March 31, 2004

The committee has the mandate to approve investments in various corporate bodies within statutory limits and the powers delegated by the board. During the year, the committee approved an investment of US $ 5 million in Infosys Technologies (Shanghai) Company Limited, majority owned subsidiary of Infosys.

Sd

Bangalore	N. R. Narayana Murthy
April 12, 2004	Chairperson, investment committee

6.	Share transfer committee

The share transfer committee consists exclusively of executive directors:

Nandan M. Nilekani, Chairperson
K. Dinesh
S. D. Shibulal

Share transfer committee report for the year ended March 31, 2004

The committee has the mandate to approve all share transfers. During the year, the committee approved transfers with respect to 2,052 shares.

Sd

Bangalore	Nandan M. Nilekani
April 12, 2004	Chairperson, share transfer committee

D.	Management review and responsibility

1.	Formal evaluation of officers

The compensation committee of the board approves the compensation and benefits for all executive board members, as well as members of the management council. Another committee headed by the CEO reviews, evaluates and decides the annual compensation for officers of the company from the level of associate vice president, but excluding members of the management council. The compensation committee of the board administers the 1998 and the 1999 Stock Option Plans.

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2.	Board interaction with clients, employees, institutional investors, the government and the press

The chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media, and various governments. The CEO and the COO manage all interaction with clients and employees.

3.	Risk management

The company has an integrated approach to managing the risks inherent in various aspects of its business. As part of this approach, the board of directors is responsible for monitoring risk levels according to various parameters, and the management council is responsible for ensuring implementation of mitigation measures, if required. The audit committee provides the overall direction on the risk management policies. A detailed report on the risk management policies of the company is provided elsewhere in the annual report.

4.	Management’s discussion and analysis

This is given as a separate chapter in this Annual Report, according to Indian GAAP and US GAAP financials, respectively.

3.	Investor grievances and share transfer

As mentioned earlier, the company has a board-level investor grievance committee to examine and redress shareholders’ and investors’ complaints. The status on complaints and share transfers is reported to the full board. The details of shares transferred and nature of complaints are provided in the following chapter on Additional information to shareholders.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address, etc. shareholders should communicate with Karvy Computershare Private Limited, the company’s registrar and share transfer agent. Their address is given in the section on Shareholder information.

4.	Details of non-compliance

There has been no non-compliance of any legal requirements by the company nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

5.	General body meetings

Details of the last three Annual General Meetings are given in Table 8.

Table 8: Date, time and venue of the last three AGMs

Financial year (ended)	Date	Time	Venue

March 31, 2001	June 2, 2001	15:00 hrs	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India

March 31, 2002	June 8, 2002	15:00 hrs	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India

March 31, 2003	June 14, 2003	15:00 hrs	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India

E.	Shareholders

1.	Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, offer themselves for re-election at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, Messrs. Deepak M. Satwalekar, Prof Marti G. Subrahmanyam, S. Gopalakrishnan, S. D. Shibulal and T. V. Mohandas Pai will retire in the ensuing Annual General Meeting. The board has recommended the re-election of all the retiring directors.

The detailed resumes of all these directors are provided in the notice to the Annual General Meeting.

2.	Communication to shareholders

Since June 1997, Infosys has been sending to each shareholder, quarterly reports, which contain audited financial statements under Indian GAAP and unaudited financial statements under US GAAP, along with additional information. Moreover, the quarterly and annual results are generally published in The Economic Times, The Times of India, Business Standard, Business Line, Financial Express and the Udayavani (a regional daily of Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on the company’s website (www.infosys.com). Earnings calls with analysts and investors are broadcast live on the website, and their transcripts are posted on the website soon thereafter. Any specific presentations made to analysts and others are also posted on the company’s website.

The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The archives of the video are also available on the company’s website for future reference.

6.	Postal ballots

For the year ended March 31, 2004, there have been no ordinary or special resolutions passed by the company’s shareholders that require a postal ballot. However, the company has voluntarily decided to comply with the provisions of postal ballot for all the resolutions placed before the shareholders in the AGM to be held on June 12, 2004. The detailed instructions are provided in the notice to the Annual General Meeting.

7.	Auditors’ certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditor’s certificate is given as an annexure to the Directors’ report.

F.	Compliance with the corporate governance codes

Naresh Chandra Committee

The Government of India, by an order dated August 21, 2002, constituted a high-level committee under the Chairmanship of Mr. Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. The trigger was the happenings in the US and certain instances in India involving auditors. In fact, the spontaneity with which the US responded to the high profile corporate scams by enacting Sarbanes-Oxley Act in a very short time and taking strong measures to deter recurrences of such scams, has made the Indian regulators and authorities come out with almost similar recommendations. The Naresh Chandra Committee report contains five chapters. Chapters 2, 3 and 4 which deal with auditor-company relationship, auditing the auditors’ and independent directors’ role, remuneration and training are relevant to your company. Chapter 1 is an introductory section and chapter 5 relates to regulatory changes. Your company complies with these recommendations.

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Kumar Mangalam Birla Committee

The Securities and Exchange Board of India (SEBI) appointed the Committee on Corporate Governance on May 7, 1999 under the Chairmanship of Mr. Kumar Mangalam Birla, member of SEBI Board, to promote and raise the standards of corporate governance. SEBI Board considered and adopted in its meeting held on January 25, 2000 the recommendations of the committee. In accordance with the guidelines provided by SEBI, the market regulator, the stock exchanges had modified the listing requirements by incorporating in the listing agreement a new Clause 49, so that proper disclosure for corporate governance is made by companies in the following areas: Board of Directors, Audit Committee, Remuneration Committee, Board Procedure, Management Analysis & Disclosure, Information to shareholders, and Report on corporate governance in the annual report. Your company complies with these recommendations.

Narayana Murthy Committee

The committee on corporate governance set up by the SEBI under the Chairmanship of Mr. Narayana Murthy signifies the regulator’s anxiety to ensure that the governance practices are corrected and improved upon expeditiously. The terms of reference to the committee were to review the performance of corporate governance and to determine the role of companies in responding to rumors and other price sensitive information circulating in the market, in order to enhance the transparency and integrity of the market.

The committee has submitted the report and the same is up for public comments. The report expresses the committee’s total concurrence with the recommendations contained in Mr. Naresh Chandra Committee Report on (i) Disclosure of contingent liabilities (ii) Certification by CEO and CFO (iii) Definition of Independent Director and (iv) Independence of Audit Committee.

The committee has come out with two sets of recommendations: the mandatory recommendations and the non-mandatory recommendations.

The mandatory recommendations focus on strengthening the responsibilities of audit committees, improving the quality of financial disclosures, including those pertaining to related party transactions and proceeds from initial public offerings, requiring corporate executive boards to assess and disclose business risks in the annual reports of companies, calling upon the board to adopt a formal code of conduct and whistleblower policy, the position of nominee directors and improved disclosures relating to compensation to non-executive directors and shareholders’ approval of the same.

The non-mandatory recommendations pertain to moving to a regime providing for unqualified corporate financial statements, training of board members and evaluation of non-executive directors’ performance by a peer group comprising the entire board of directors, excluding the director being evaluated.

These recommendations were not implemented by SEBI as of date. Your company substantially complies with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000

“Euroshareholders” is the confederation of European shareholders associations, with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Cooperation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based upon the same principles, but are more specific and detailed. Subject to the statutory regulations in force in India, your company complies with these recommendations.

Compliance with findings and recommendations of The Conference Board Commission on Public Trust and Private Enterprises in the US

The Conference Board Commission on Public Trust and Private Enterprise was convened to address the circumstances which led to the corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability, and transparency of these markets by addressing three key, and much debated, areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – Part 1: Executive Compensation – on September 17, 2002. Part 2: Corporate Governance and Part 3: Audit and Accounting were released on January 9, 2003. Your company substantially complies with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 Organization for Economic Cooperation and Development (OECD) countries have recently approved a revised version of the OECD’s Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets.

The revised Principles respond to a number of issues that have undermined the confidence of investors in company management in recent years. They call on governments to ensure genuinely effective regulatory frameworks and on companies themselves to be truly accountable. They advocate an increased awareness among institutional investors and an effective role for shareholders in executive compensation. They also urge strengthened transparency and disclosure to counter conflicts of interest.

Your company substantially complies with these principles of corporate governance.

A detailed compliance report with the recommendations of various committees listed above is available at the Investors Section of our website www.infosys.com.

United Nations Global Compact Programme

Announced by the United Nations Secretary General, Mr. Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact Programme calls on companies to embrace nine principles in the areas of human rights, labor standards and environment. The Programme is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The nine principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization’s Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, business should:

•	Support and respect the protection of internationally proclaimed human rights:

Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.

•	Ensure that they are not complicit in human rights abuses:

An effective human rights policy will help companies avoid being implicated in human rights violations.

•	Uphold the freedom of association and the effective recognition of the right to collective bargaining:

Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational

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dialogue, which harness energy to focus on solutions that result in benefits to the enterprise, its stakeholders, and the society at large.

•	Support the elimination of all forms of forced and compulsory labor:

Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop the skills in education of children for the labor markets of tomorrow.

•	Support the effective abolition of child labor:

Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.

•	Eliminate discrimination with respect to employment and occupation:

Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices help ensure that the best-qualified person fills the job.

•	Support a precautionary approach to environmental challenges:

It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage the uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.

•	Undertake initiatives to promote greater environmental responsibility:

Given the increasingly central role of the private sector in global governance issues, the public is demanding that business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.

•	Encourage the development and diffusion of environmentally friendly technologies:

Limit production processes and technology that do not use resources efficiently, generate residues and discharge wastes. Implementing environmentally sound technologies helps a company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the company.

On August 27, 2001, Infosys adopted the UN Global Compact Programme and became a partner with the UN in this initiative. A strong sense of social responsibility is an integral part of Infosys’ value system. The Company adheres to the principles of the UN Global Compact Programme.

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Shareholder information	Additional information to shareholders

• Frequently asked questions

• Share price chart

• Intangible assets score sheet

• Human resources accounting and value-added statement

• Brand valuation

• Balance sheet (including intangible assets)

• Current-cost-adjusted financial statements

• Economic Value-Added (EVA) statement

• Ratio analysis

• Statutory obligations

• ValueReporting™

• Management structure

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Shareholder information

1.	Date, time and venue of 23rd AGM	June 12, 2004, 3.00 p.m. at the J. N. Tata Auditorium,
National Science Seminar Complex, Indian Institute of Science, Bangalore 560 012, India.

2.	Dates of book closure	May 28 to June 01, 2004 (both days inclusive).

3.	Final and one-time special dividend payment	On or after June 12, 2004, but within the statutory time limit of 30 days.

4.	Record date for bonus	July 2, 2004 (subject to shareholders’ approval at the AGM on June 12, 2004).

5.	Financial calendar	Annual General Meeting	: June 12, 2004
	(tentative and subject to change)	Financial reporting for the quarter ending June 30, 2004	: July 13, 2004
		Financial reporting for the quarter ending September 30, 2004	: October 12, 2004
		Interim dividend payment (if any)	: November 2004
		Financial reporting for the quarter ending December 31, 2004	: January 12, 2005
		Financial results for the year ending March 31, 2005	: April 14, 2005
		Annual General Meeting for the year ending March 31, 2005	: June 2005

6.	Listing on stock exchanges	In India: Bangalore Stock Exchange Ltd. (BgSE), (proposed to be delisted)
The Stock Exchange, Mumbai (BSE),

and the National Stock Exchange of India Ltd. (NSE).

Outside India: NASDAQ National Market in the US.

7.	Listing fees for 2004-05	Paid for all the above stock exchanges.

8.	Registered office	Electronics City, Hosur Road, Bangalore 560 100, India
Tel.: +91-80-2852-0261, Fax: +91-80-2852-0362
Website: www.infosys.com

9.	Registrar and share transfer agents	Share transfers in physical form and other communication regarding share certificate, dividends, change of address, etc. may be addressed to:

Karvy Computershare Private Limited,
Registrars and Share Transfer Agents,
T.K.N. Complex, No. 51/2, Vanivilas Road,
Opposite National College, Basavanagudi,
Bangalore 560 004, India.
Tel.: +91-80-2662-1184, Fax: +91-80-2662-1169
E-mail: kumars@karvy.com

10.	Share transfers in physical form

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee of the company meets as often as required.

The total number of shares transferred in physical form during the year 2003-04 was 2,052 versus nil for the previous year 2002-03.

11.	Investor services – complaints

Table 1: Investor complaints during fiscal 2004

	Year ended March 31,
Nature of complaints	2004		2003
	Received	Attended to	Received	Attended to

Non-receipt of share certificates	–	–	2	2
Letters from stock exchanges, SEBI, etc.	–	–	1	1
Non-receipt of dividend warrants	159	159	231	231

Total	159	159	234	234

During the years 2003-04 and 2002-03, the company attended to most of the investors’ grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

12.	Stock market data relating to shares listed in India

The company’s market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, and S&P CNX NIFTY Index. Table 2 gives the monthly high and low quotations as well as the volume of shares traded at BSE, NSE and the Bangalore Stock Exchange for 2003-04. The chart plots the daily closing price of Infosys versus the BSE-Sensex for the year ended March 31, 2004.

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Table 2: Monthly highs, lows and trading volume for FY 2004
	BSE			NSE				BgSE
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.

April, 2003	4,399.00	2,420.00	1,04,97,862	4,400.00	2,653.00	2,54,29,765	NT	NT	NT
May	3,069.00	2,572.00	71,12,590	3,070.00	2,571.00	2,05,38,831	NT	NT	NT
June	3,345.00	2,695.00	53,72,572	3,349.00	2,700.00	1,64,55,903	NT	NT	NT
July	3,693.70	2,866.00	75,56,052	3,694.00	2,866.00	2,01,14,038	NT	NT	NT
August	3,980.00	3,300.00	53,18,097	3,980.00	3,018.00	1,35,83,802	NT	NT	NT
September	4,571.90	3,800.00	81,73,075	4,577.00	3,800.00	1,91,10,435	NT	NT	NT
October	4,825.00	4,262.00	56,11,746	5,200.00	3,710.00	1,34,21,861	NT	NT	NT
November	5,150.00	4,500.00	38,58,784	5,147.70	4,440.00	94,91,662	NT	NT	NT
December	5,675.00	4,866.15	34,67,351	5,985.00	4,700.00	87,78,138	NT	NT	NT
January, 2004	6,129.00	5,050.00	38,82,191	6,100.00	5,019.00	96,34,514	NT	NT	NT
February	5,714.00	4,830.15	44,18,130	5,710.00	4,836.10	1,06,74,096	NT	NT	NT
March	5,372.80	4,777.20	56,25,824	5,825.00	4,736.05	1,11,85,825	NT	NT	NT

Total			7,08,94,274			17,84,18,870

% of volume traded to average outstanding		2003-04	116			291
shares		2002-03	119			257

NT: Not traded. The number of shares outstanding is 6,13,50,751. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

Chart A – Infosys share price versus the BSE-Sensex

13.	Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

14.	Distribution of shareholding as on March 31, 2004

Table 3a: Distribution of shares according to size, of holding as on March 31, 2004

No. equity shares held	No. of shareholders	% of shareholders	No. of shares	% of shareholding

1	7,447	11.12	7,447	0.01
2-10	34,085	50.92	1,87,346	0.28
11-50	12,794	19.11	3,25,097	0.49
51-100	3,160	4.72	2,54,528	0.38
101-200	2,423	3.62	3,71,439	0.56
201-500	2,695	4.03	9,01,077	1.35
501-1,000	1,730	2.58	12,88,377	1.93
1,001-5,000	2,023	3.02	40,05,388	6.01
5,001-10,000	197	0.30	14,20,110	2.13
10,001 and above	390	0.58	5,25,89,942	78.92

Total, excluding ADS	66,944	100.00	6,13,50,751	92.06
Equity shares underlining ADS*	1	–	52,90,305	7.94

Total including ADS	66,945	100.00	6,66,41,056	100.00

*	Held by beneficial owners outside India.

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Table 3b: Distribution of shares by categories of shareholders as on March 31, 2004

Category	No. of shareholders	Voting strength (%)	No. of shares held

Individuals	63,466	13.95	92,93,415
Companies / Trusts	2,112	2.32	15,44,959
FIIs	346	41.82	2,78,72,439
OCBs and NRIs	787	0.70	4,62,048
Founders and their families	23	26.50	1,76,69,995
Mutual Funds, Banks, FIs	210	6.77	45,07,895
Equity shares underlying American Depositary Shares*	1	7.94	52,90,305

Total	66,945	100.00	6,66,41,056

*	Held by beneficial owners outside India.

15.	Dematerialization of shares and liquidity

Infosys was the first in India to pay a one-time custodial fee of Rs. 44.43 lakh to National Securities Depositary Limited (NSDL). Consequently, the company’s shareholders do not have to pay depositary participants the custodial fee charged by the NSDL on their holding. 99.53% of the company’s shares are now held in electronic form.

16.	Investors’ correspondence in India

For investor matters:	For queries relating to financial statements:

V. Balakrishnan,	T. V. Mohandas Pai,
Company Secretary and Senior Vice President – Finance,	Director, CFO and Head – Finance and Administration
Investors’ Service Cell,	Infosys Technologies Limited,
Infosys Technologies Limited,	Electronics City, Hosur Road,
Electronics City, Hosur Road,	Bangalore 560 100, India.
Bangalore 560 100, India.	Tel.: +91-80-2852-0396, Fax: +91-80-2852-0362
Tel.: +91-80-2852-0440, Fax: +91-80-2852-0754	E-mail: mdpai@infosys.com
E-mail: balakv@infosys.com

17.	Stock exchange codes

Reuters code	INFY.BO (BSE)	Telerate/Moneyline code	IN;INF (BSE)	Bloomberg code	INFO IN (BSE)
	INFY.NS (NSE)		IN;INFN (NSE)		NINFO IN (NSE)
	INFY.O (NASDAQ)		US;INFY (NASDAQ)

18.	Stock market data relating to American Depositary Shares (ADSs)

a.	ADS listed at	: NASDAQ National Market in the US

b.	Ratio of ADS to equity shares	: 2 ADS for one equity share

c.	ADS symbol	: INFY

d.	The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the year ended March 31, 2004 are given in Table 4.

Table 4: Monthly highs, lows and trading volume for ADS for fiscal 2004

	High		Low		Volume
	$	Rs.	$	Rs.

April 2003	65.50	3,102.74	38.51	1,824.22	6,409,197
May	44.90	2,113.44	40.20	1,892.21	3,158,502
June	56.01	2,598.86	44.30	2,055.52	2,491,699
July	62.00	2,861.30	50.25	2,319.00	7,534,430
August	57.30	2,628.90	50.10	2,298.60	4,071,372
September	71.65	3,280.10	56.43	2,583.40	6,818,651
October	84.50	3,830.38	68.91	3,123.69	5,896,760
November	89.55	4,100.89	78.09	3,578.08	3,701,958
December	95.40	4,345.47	81.13	3,695.47	4,442,937
January 2004	101.30	4,590.91	88.50	4,010.82	9,031,560
February	91.44	4,144.06	82.75	3,750.23	5,758,274
March	85.26	3,700.28	75.10	3,259.34	7,004,100

					66,319,440

Note: 2 ADS = 1 equity share. US dollar has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on March 31, 2004 was 10,580,610. The percentage of volume traded to the total float was 626.8% as against 1,291% in the previous year.

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Chart B: ADS premium compared to price quoted on BSE

Based on the prices as of the end of each month

e.	Investor correspondence

	In the US:	In India:

	Sandeep Shroff,	V. Balakrishnan,
	General Manager – Investor Relations,	Company Secretary and Senior Vice President – Finance,
	Infosys Technologies Limited,	Infosys Technologies Limited,
	6607 Kaiser Drive, Fremont, CA 94555, USA.	Electronics City, Hosur Road,
	Tel.: +1-510-742-2960, Fax: +1-510-742-2930	Bangalore 560 100, India.
	Mobile: +1-415-515-9095	Tel.: +91-80-2852-0440, Fax: +91-280-2852-0754
	E-mail: sandeep_shroff@infosys.com	E-mail: balakv@infosys.com

f.	Name and address of the depositary bank

	Deutsche Bank Trust Company Americas,	Deutsche Bank A. G.,
	Trust & Securities Services	Trust & Securities Services
	60 Wall Street, 27th Floor,	Hazarimal Somani Marg,
	MS# NYC60-2727	Fort, Mumbai 400 001, India.
	New York NY10005, USA	Tel.: +91 22 5658 4621-26
	Tel.: +1 212 250 1905, Fax: +1 212 797 0327	Fax: +91 22 2207 9614

g.	Name and address of the custodian in India

ICICI Limited,
ICICI Towers, Bandra Kurla Complex,
Mumbai 400 051, India.
Tel.: +91-22-2653-1414, 2653-8211
Fax: +91-22-2653-1164/65

18.	Outstanding ADR warrants and their impact on equity

The company’s American Depositary Shares as evidenced by American Depositary Receipts (ADRs) are traded in the US on the NASDAQ National Market under the ticker symbol “INFY”. Each equity share of the company is represented by two American Depositary Shares (ADSs). The ADRs evidencing ADSs began trading on the NASDAQ from March 11, 1999 when they were issued by the depositary Bankers Trust Company (the Depositary), pursuant to the Deposit Agreement.

As of March 31, 2004, there were approximately 25,375 record holders of ADRs evidencing 10,580,610 ADSs (equivalent to 5,290,305 equity shares).

19.	ECS mandate

The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories urgently. This would enable the company to service its investors better.

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Additional information to shareholders

Frequently asked questions*

American Depositary Shares (ADSs)

1.	What is an American Depositary Share (ADS)?

Ans: An ADS is a negotiable certificate proving ownership of an outstanding class of stock in a non-US company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the US to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

2.	What is the difference between an ADS and a GDR?

Ans: ADSs and GDRs (Global Depositary Receipts) are the same in their functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the US, while GDRs represent securities listed outside the US, typically in London.

3.	Do the ADSs have voting rights?

Ans: Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote in respect of the equity shares representing the ADS held by them.

6.	What is the symbol for Infosys ADS and where is it traded?

Ans: The symbol is “INFY” and the same is traded on the NASDAQ National Market in the US.

7.	What is the “Sponsored secondary ADR program”?

Ans: The Government of India allowed conversion of domestic shares into ADR through the sponsored secondary ADR program. Under this mechanism, the company’s board approves a secondary ADR program with the consent of the shareholders, files a registration statement with the US regulators and places the domestic shares with the ADR investors through a road show / book building mechanism. As per Indian regulations, all the shareholders in India are given pari-passu right to participate in this offering and the price of the ADR is determined by the lead bankers to the issue. Under this program, the company does not receive any money and the proceeds, net of expenses, would be distributed to all the Indian shareholders who participate in the program on a pro-rata basis.

Infosys corporate

1.	Where and in which year was Infosys incorporated?

Ans: Infosys was incorporated in Mumbai, in the state of Maharashtra, in India, on July 2, 1981.

2.	What is the employee strength of Infosys?

Ans: As of March 31, 2004, Infosys had 25,634 employees, as compared to 15,876 on March 31, 2003, on a full-time basis.

The distribution of the employees is:
	2004		2003

Software / technical professionals including trainees	23,860	93.07%	14,521	91.46%
Support services	1,774	6.93%	1,355	8.54%

	25,634	100.00%	15,876	100.00%

The gender classification of the employees is:
	2004		2003

Male	19,833	77.37%	12,732	80.20%
Female	5,801	22.63%	3,144	19.80%

	25,634	100.00%	15,876	100.00%

The age profile of employees is:
	2004		2003

20 - 25 years	14,631	57.07%	7,874	49.60%
26 - 30 years	7,894	30.79%	5,825	36.69%
31 - 40 years	2,737	10.67%	1,911	12.04%
41 - 50 years	334	1.30%	235	1.48%
51 - 60 years	37	0.14%	29	0.18%
60+ years	1	0.03%	2	0.01%

	25,634	100.00%	15,876	100.00%

4.	Are the ADSs entitled to cash dividends?

Ans: Yes, whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary’s fees and expenses.

5.	What is the Infosys ADS ratio?

Ans: Each Infosys ADS represents one-half of one ordinary equity share of Infosys. The board has recommended change in this ratio to represent one equity share for every one ADS in consequent to the bonus issue declared on April 13, 2004, which is subject to approval by the shareholders in the AGM to be held on June 12, 2004.

3.	How many software development centers does Infosys have?

Ans: Infosys has 31 global development centers around the world of which 18 are in India – 6 in Bangalore, 2 each in Bhubaneswar, Chennai, Mangalore and Pune, and one each in Hyderabad, Mohali, Thiruvananthapuram and Mysore. Infosys has one global development center in Toronto, Canada. In addition, there are 6 proximity development centers in Fremont, Boston, Chicago, New Jersey, Phoenix, and Charlotte in the US and one each in London, Croydon, UK, Tokyo, Japan, and 3 in Melbourne, Australia.

4.	How many marketing offices does Infosys have?

Ans: There are 31 marketing offices around the world of which 27 are located outside India – 11 in the US, 2 each in Germany

*All figures in this section are on a consolidated basis

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and China, one each in UAE, Canada, UK, Japan, Hong Kong, Belgium, Sweden, Paris, Switzerland, Amsterdam, Italy, Australia.

5.	Does the company have a disclosure policy?

Ans: Yes. The company has a written disclosure policy, which covers interacting with all external constituents such as analysts, fund managers and the media.

6.	Does the company have any quiet periods?

Ans: Yes. The company follows quiet periods prior to its earnings release every quarter. During the quiet period, the company or any of its officials will not discuss earnings expectations with any external parties. It starts from fifteenth of the month prior to the one in which the earnings are going to be released and ends two days after the announcement of the earnings numbers. Based on the tentative dates of the earnings release in fiscal 2005, the tentative quiet period would be as follows:

The board on April 13, 2004 recommended 3:1 bonus, i.e., three additional shares for every equity share held as on the record date and a stock dividend on ADS in the ratio of 2 for 1, i.e., one additional ADS for every one existing ADS held as on the record date. Following the stock dividend on the ADS, the ratio for converting ADS into equity shares shall be fixed at one ADS for one equity share.

5.	Does Infosys have a dividend reinvestment program or dividend stock purchase plan?

Ans: Infosys does not offer a dividend reinvestment program or dividend stock program, at present.

6.	Does Infosys pay dividends? What is the dividend policy of Infosys?

Ans: Currently, Infosys pays dividends to its shareholders. The current dividend policy is to distribute not more than 20% of the PAT (Indian GAAP unconsolidated) as dividend. The board of

	Earnings release date	Quiet period

Quarter ending June 30, 2004	July 13, 2004	June 16, 2004 – July 15, 2004
Quarter ending September 30, 2004	October 12, 2004	September 15, 2004 – October 14, 2004
Quarter ending December 31, 2004	January 12, 2005	December 16, 2004 – January 14, 2005
Year ending March 31, 2005	April 14, 2005	March 16, 2005 – April 16, 2005

Equity shares

1.	When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

Ans: Infosys made an initial public offer in February 1993 and was listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, Infosys made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and Corporates. In March 1999, Infosys issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10 each) at US $ 34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market. All the above data are unadjusted for issue of stock split and bonus shares. During July 2003, the company made a successful secondary ADR issue of US $ 294 million.

2.	Which are the stock exchanges where Infosys shares are listed and traded?

Ans: Shares of Infosys are listed and traded in India on the Bangalore Stock Exchange, the Stock Exchange, Mumbai, and The National Stock Exchange, Mumbai. The board has recommended delisting from the Bangalore Stock Exchange, which is subject to the shareholders approval at the AGM to be held on June 12, 2004. The ADSs of Infosys are traded on the NASDAQ National Market in the US.

3.	What are the Reuters, Telerate / Moneyline and Bloomberg codes for Infosys stock?

directors reviews the dividend policy periodically. However, the one-time dividend recommended this year is not a periodic occurrence.

Financial

1.	When is the next earnings release? What is the fiscal year of Infosys?

Ans: The tentative dates of earnings releases are given below. The earnings release date will also be posted on the website (www.infosys.com), after announcement to the stock exchanges.

Earnings release date (tentative and subject to change)

Quarter ending June 30, 2004	July 13, 2004
Quarter ending September 30, 2004	October 12, 2004
Quarter ending December 31, 2004	January 12, 2005
Year ending March 31, 2004	April 14, 2005

The fiscal year of the company is the period of 12 months starting April 1, every year.

2.	Does Infosys issue quarterly reports?

Ans: Yes. Infosys issues audited quarterly reports under the Indian GAAP and unaudited quarterly reports under the US GAAP, and the same is mailed to all the shareholders.

Ans:	Exchange	Reuters code	Telerate/Moneyline code	Bloomberg code

	The Stock Exchange, Mumbai, India	INFY.BO	IN;INF	INFO IN
	National Stock Exchange, India	INFY.NS	IN;INFN	NINFO IN
	NASDAQ, USA	INFY.O	US;INFY	–

4.	What is the history of bonus issues (equivalent to stock split in the form of stock dividend) and stock split at Infosys?

Ans:	Year	1986	1989	1991	1992	1994	1997	1999	2000

	Bonus issue ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	–
	Stock split ratio	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1

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3.	What is the employee strength and revenue growth since 1996?

Ans: The employee strength and revenue growth since 1996 are as follows:

As per US GAAP
Fiscal year ended	Employees	Growth	Revenues	Growth	Net income*	Growth
March 31,		%	in $ million	%	in $ million*	%

1996	1,172	30	26.61	47	6.82	72
1997	1,705	45	39.59	49	8.64	27
1998	2,605	53	68.33	73	*13.86	60
1999	3,766	45	120.96	77	*30.35	119
2000	5,389	43	203.44	68	61.34	102
2001	9,831	82	413.85	103	131.95	115
2002	10,738	9	545.05	32	164.47	25
2003	15,876	48	753.81	38	194.87	18
2004	25,634	61	1,062.58	41	270.29	39

* This excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $ 12,906,962 and US $ 1,519,739 in fiscal 1999 and 1998, respectively.

As per Indian GAAP (consolidated)
Fiscal year ended	Employees	Growth	Income	Growth	PAT*	Growth
March 31,		%	in Rs. crore	%	in Rs. crore	%

1996	1,172	30	88.56	60	21.01	58
1997	1,705	45	139.21	57	33.68	60
1998	2,605	53	257.66	85	60.36	79
1999	3,766	45	508.89	98	132.92	120
2000	5,389	43	882.32	73	285.95	115
2001	9,831	82	1,900.56	115	623.32	118
2002	10,738	9	2,603.59	37	807.96	30
2003	15,876	48	3,639.98	40	954.77	18
2004	25,634	61	4,852.95	33	1,243.63	30

* From ordinary activities

4.	What has been the CAGR in revenues and net income in the last five years?

Ans: The 5-year CAGR under Indian GAAP and US GAAP are:

Indian GAAP		US GAAP

Income	57%	Revenues	54%
PAT from ordinary activities	56%	Net income	55%

Shareholder contact information

1.	How do I transfer my shares in India or change my address with the transfer agent?

Ans: To transfer shares in physical form, you have to contact the company’s registrars:

Karvy Computershare Private Limited,	or write to:	V. Balakrishnan,
Registrars and Share Transfer Agents,		Company Secretary and Senior Vice President – Finance,
T.K.N. Complex, No. 51/2, Vanivilas Road,		Infosys Technologies Limited,
Opp. National College, Basavanagudi,		Electronics City, Hosur Road,
Bangalore 560 004, India.		Bangalore 560 100, India.
Tel.: +91-80-2662-1184, Fax: +91-80-2662-1169		Tel.: +91-80-2852-0440, Fax: +91-80-2852-0754
E-mail: kumars@karvy.com		E-mail: balakv@infosys.com

Transfer of shares in electronic form is effected through your depositary participant.

General correspondence regarding shares may be addressed to the company’s registrars, Karvy Computershare Private Limited, or to the Company Secretary, Infosys Technologies Limited.

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2.	Who are the depositary and custodian for the ADS program?

Ans:	Depositary:	Custodian:

Deutsche Bank Trust Company Americas,	ICICI Limited,
Corporate Trust & Agency Services,	ICICI Towers, Bandra Kurla Complex,
60 Wall Street, 25th Floor,	Mumbai 400 051, India.
MS NYC60/2515,	Tel.: +91-22-2653-1414, 2653-8211
New York, NY 11005, USA.	Fax: +91-22-2653-1164/65
Tel.: +1-212-602-3761
Fax: +1-212-797-0327

Deutsche Bank A. G.,
Corporate Trust & Agency Services,
Hazarimal Somani Marg,
Fort, Mumbai 400 001, India.
Tel.: +91-22-2207-9566, 2207-9568, 2207-9645
Fax: +91-22-2207-9614

3.	How do I contact Infosys by telephone, mail or in person?

Ans: Members of the press can contact the following members of the Infosys’ management for any information.

N. R. Narayana Murthy,
Chairman and Chief Mentor	Tel.: +91-80-2852-0363 / 2852-0399

Nandan M. Nilekani,
Chief Executive Officer, President and Managing Director	Tel.: +91-80-2852-0351

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director	Tel.: +91-80-2852-0431

T. V. Mohandas Pai,
Director, CFO and Head – Finance & Administration	Tel.: +91-80-2852-0396

The Infosys corporate mailing address is:

Infosys Technologies Limited,
44, Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel.: +91-80-2852-0261, Fax: +91-80-2852-0362

4.	Is there any investor relations officer in the US and India?

Ans: Investor relations

In the US:	In India:

Sandeep Shroff,	V. Balakrishnan,
General Manager – Investor Relations,	Company Secretary and Senior Vice President – Finance,
Infosys Technologies Limited,	Infosys Technologies Limited,
6607 Kaiser Drive, Fremont, CA 94555, USA.	Electronics City, Hosur Road,
Tel.: +1-510-742-2960, Fax: +1-510-742-2930	Bangalore 560 100, India.
Mobile: +1-415-515-9095	Tel.: +91-80-2852-0440, Fax: +91-80-2852-0754
E-mail: sandeep_shroff@infosys.com	E-mail: balakv@infosys.com

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Additional information to shareholders (contd.)

Share price chart

The Infosys management consistently cautions that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

The share price has been adjusted for three bonus issues made in fiscal 1994, fiscal 1997 and fiscal 1999, and a 2-for-1 stock split in fiscal 2000.

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Additional information to shareholders (contd.)

Intangible assets score sheet

From the period of the 1840s, long into the early 1990s, a corporate’s value was mainly driven by its tangible assets – values presented in the corporate balance sheet. The managements of companies valued those resources and linked all their performance goals and matrices to those assets – Return on Investment, capital turnover ratio, etc. Even in a mergers and acquisition scenario, the prices were based on the value of their tangible assets. The market capitalization of companies also followed the value of the tangible assets shown in the balance sheet with the difference being seldom above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. So, what are the key drivers of the market value in this new economy? It is the intangible assets. Thus, in this information age, more and more companies are finding that assets that are easily measurable are not necessarily most valuable.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adoption, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise.

The stock price of a company is the result of the market’s valuation of its earnings potential and growth prospects. Thus, the market provides a value to the off-balance-sheet assets of the company – that is, those assets which are invisible or which are not accounted for in the traditional financial statements. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marqué clients.

Today’s discerning investors take a critical look at both financial and non-financial parameters that determine the long-term success of a company. The non-financial parameters challenge the approach that evaluates companies solely on the traditional measures, as they appear in their financial reports. Thus, intangible assets of a company have been receiving considerable attention from corporate leaders in recent years.

The intangible assets of a company can be classified into four major categories - human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills endowed in the employees of an organization.

Intellectual property assets

Intellectual property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

External assets

External assets are the market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the company) and brand value.

The score sheet

Infosys published models for valuing the two most valuable, intangible assets of the company – human resources and the “Infosys” brand. The score sheet published is broadly adopted from the intangible asset score sheet provided in the book titled The New Organizational Wealth, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating the market-worthiness of the company.

The Infosys management cautions investors that this data is provided only as additional information to investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using this data.

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The Infosys intangible assets score sheet

			Knowledge capital
Our clients			Our organization			Our people
(External structure)			(Internal structure)			(Competence)

	Fiscal 2004	Fiscal 2003		Fiscal 2004	Fiscal 2003		Fiscal 2004	Fiscal 2003

Growth / renewal

Revenue growth over previous year (%)	33	39	IT investment / value added (%)	3.99	4.31	Education index of all staff	74,057	44,972
Percentage of revenue from image-enhancing clients	47	56	R&D / value added (%)	1.06	0.47
Percentage of revenue from exports	99	98	Total investment in organization /value added (%)	10.18	7.20
No. of new clients added during the year	119	92

Efficiency
Sales / client
(in Rs. lakhs)	1,235	1,050	Average proportion of support staff (%)	7.0	8.9	Value added per software engineer (in Rs. lakhs)	21.7	26.1
			Sales per support staff (in Rs. lakhs)	332	316	Value added per employee (in Rs. lakhs)	20.1	23.7
Stability
Repeat-business revenue/total revenue (%)	93	92	Average age of support staff (Years)	32.2	32.1	Average age of all employees (Years)	26.0	26.6
Sales from top client / total revenue (%)	5.0	5.8
Sales from the five largest clients / total revenue (%)	22.6	23.4
Sales from the ten largest clients / total revenue (%)	36.0	37.3
Million dollar+ clients (Nos.)	131	115
5 million dollar+ clients (Nos.)	51	41
10 million dollar+ clients (Nos.)	25	16
20 million dollar+ clients (Nos.)	12	9
30 million dollar+ clients (Nos.)	6	3
40 million dollar+ clients (Nos.)	4	2
50 million dollar+ clients (Nos.)	3	–

The above figures are based on Indian GAAP consolidated financial statements.

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Notes

•	Marqué or image-enhancing clients are those who enhance the company’s market-worthiness – typically Global 1000 clients. Often they are reference clients for Infosys.

•	Sales per client is calculated by dividing total revenue by the total number of clients.

•	Repeat business revenue is the revenue during the current year from those clients who contributed to the revenue of the company during the previous year also.

•	Value-added is the revenue of the company less payment to all outside resources. The value-added statement is provided in the Additional information to shareholders section in this report.

•	IT investment includes all investments in hardware and software by the company.

•	Total investment in the organization is the investment in the fixed assets of the company.

•	Average proportion of support staff is the average number of support staff to average total staff strength of the company during the year.

•	Sales per support staff is Infosys’ revenue divided by the average number of support staff during the year (support staff excludes technical support staff).

•	Education index is shown as at the year-end, with primary education calculated as 1, secondary education as 2, and tertiary education as 3.

Clients

The growth in revenue is 33% this year, compared to 39% in the previous year. The most valuable intangible asset of Infosys is its client base. Marqué clients or image-enhancing clients contributed 47% of revenues during the year. They give stability to our revenues and also reduce our marketing costs.

The high percentage 93% of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of the clients. The largest client contributed 5.0% to the company’s revenue during the year as compared to 5.8% during the previous year. The top 5 and 10 clients contributed around 22.6% and 36.0%, respectively, of the company’s revenue during the current year, as compared to 23.4% and 37.3%, respectively, during the previous year. The company’s strategy is to increase its client base, and, thereby, reduce the risk of depending on a few large clients. During 2003-2004, the company added 119 new clients as against 92 in the previous year.

Organization

During the current year, Infosys invested around 3.99% of the value-added on its IT infrastructure, and around 1.06% of the value-added on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 32.2 years, as against the previous year average age of 32.1 years. The sales per support staff, as well as the proportion of support staff to the total organizational staff, has shown improvements over the previous year.

People

Infosys is in a people-oriented business. The education index of employees has gone up substantially to 74,057 from 44,972. This reflects the quality of employees at Infosys. The value-added per software engineer and the value-added per employee show an increasing trend. The average age of employees as of March 31, 2004 was 26, as against 26.6 in the previous year.

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Additional information to shareholders (contd.)

Human resources accounting

The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is, therefore, recorded in the books and reported in the financial statements, whereas the former is ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

The Lev & Schwartz model has been used by Infosys to compute the value of human resources as on March 31, 2004. The evaluation is based on the present value of the future earnings of the employees and on the following assumptions:

1.	Employee compensation includes all direct and indirect benefits earned both in India and abroad.

2.	The incremental earnings based on group / age have been considered.

3.
The future earnings have been discounted at 14.09% (previous year – 16.99%), the cost of capital for Infosys. Beta has been assumed at 1.27, the beta for Infosys for India (until last year, we had used the beta for software stocks in the United States).

As of March 31,	2004		2003
	No. of employees	Value of	No. of employees	Value of
		human resources		human resources
		(in Rs. crore)		(in Rs. crore)

Software delivery	23,855	19,607.78	14,521	10,078.91
Support: technical*	255	131.97	224	89.19
others	1,524	1,400.21	1,131	609.86

	25,634	21,139.97	15,876	10,777.96

*Note: Support – technical includes, employees in R&D activities and support personnel allocated to production.

in Rs. crore, unless stated otherwise

Number of employees	25,634	15,876
Value of human resources	21,139.97	10,777.96
Software revenue	4,852.95	3,639.98
Employee cost	2,450.96	1,686.26
Value-added	4,184.96	3,050.62
Net profits excluding extraordinary income	1,243.63	954.77
Total software revenue / human resources value (ratio)	0.23	0.33
Value-added / human resources value (ratio)	0.20	0.28
Value of human resources per employee	0.82	0.68
Employee cost / human resources value (%)	11.59%	15.65%
Return on human resources value (%)	5.88%	8.86%

The figures above are based on Consolidated Indian GAAP financial statements.

Value-added statement	in Rs. crore
Year ending March 31,	2004	2003

Total revenue including other income	4,976.33	3,740.24
Less: Non-personnel costs and provision:
Software development expenses other than employee costs and provision for post-sales client support	393.68	351.77
Selling and marketing expenses other than provisions	131.86	124.44
General and administration expenses other than provisions	265.83	213.41

Sub-total	791.37	689.62

Total value-added	4,184.96	3,050.62

Applied to meet
Employee costs	2,450.96	1,686.26
Provision for post-sales client support	0.30	(6.18)
Provision for bad and doubtful debts and doubtful loans and advances	16.13	0.66
Provision for investments	9.67	23.77
Income tax	227.54	201.00
Dividend (including dividend tax)	972.96	191.11
Retained in business	507.40	954.00

	4,184.96	3,050.62

The figures above are based on Consolidated Indian GAAP financial statements.

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Annual Report 2003 – 04

Additional information to shareholders (contd.)

Brand valuation

The strength of the invisible

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a hi-tech company. Hence, quite often, the search for the added value invariably leads us back to understanding, evaluating and enhancing the intangible assets of the business.

From time to time, Infosys has used various models for evaluating assets off the balance sheet to bring certain advances in financial reporting from the realm of research to the notice of the shareholders. Such an exercise also helps the Infosys management in understanding the components that make up goodwill. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. The Infosys management cautions the investors that these models are still the subject of debate among researchers, and using such models and data in predicting the future of Infosys, or any other company, is risky, and that the Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

Valuing the brand

The wave of brand acquisitions in late 1980s exposed the hidden value in highly branded companies and brought brand valuation to the fore. Examples are Nestle buying Rowntree, United Biscuits buying Keebler, etc. An Interbrand study of the acquisitions of 1980s shows that, whereas in 1981, net tangible assets represented 82% of the amount bid for the companies, by 1988 this had fallen to 56%. Thus, it is clear that companies are being acquired less for their tangible assets and more for their intangible assets. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service but they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a ‘trustmark’ -a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a sustained period.

Corporate brands and service brands are often perceived to be interchangeable. Both types of brands aim at the enhancement of confidence and the reduction of uncertainty in the quality of what the company offers. Therefore, companies rely heavily on the image and personality they create for their brands, to communicate these qualities to the marketplace.

For many businesses, brands have become critical for shareholder wealth creation. Global brands are still the most powerful and sustainable wealth creators in the business world and will continue to be so in the near future. The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model. For example, by using one of the brand valuation models, Interbrand, a brand consultancy firm, had valued Coca-Cola as the most valued brand in the world for the year 2003 at

$ 70.4 billion, when its market cap was $ 107.6 billion, on the date of brand valuation. Thus, the brand valuation of Coca-Cola was around 65% of its market cap on the date of valuation. According to the study, ranking the 100 most valuable global brands, the US brands claimed 62 places, including 8 of the top 10 slots. The ranking was based on a detailed analysis of how much of each products’ sales was driven by the brand name, weighted for such other factors as market leadership, stability, and the ability to cross national borders. Not surprisingly, the study found that technology companies such as Microsoft, IBM, Intel and Nokia are part of the world’s 10 most valuable brands in 2003.

(Source: www.businessweek.com)

Goodwill is a nebulous accounting concept that is defined as the premium paid to the tangible assets of a company. It is an umbrella concept that transcends components such as brand equity and human resources, and is the result of many corporate attributes including core competency, market leadership, copyrights, trademarks, brands, superior earning power, excellence in management, outstanding workforce, competition, longevity and so on.

The management has adapted the generic brand-earnings-multiple model (given in the article on Valuation of Trademarks and Brand Names by Michael Birkin in the book Brand Valuation, edited by John Murphy and published by Business Books Limited, London) to value its corporate brand, “Infosys”. The methodology followed for valuing the brand is given below:

1.	Determine brand earnings

To do this:

•	Determine brand profits by eliminating the non-brand profits from the total profits of the company

•	Restate the historical profits at present-day values

•	Provide for the remuneration of capital to be used for purposes other than promotion of the brand

•	Adjust for taxes

2.	Determine the brand-strength or brand-earnings multiple

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. These factors have been evaluated on a scale of 1 to 100 internally by the Infosys management, based on the information available within the company.

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3.	Compute the brand value by multiplying the brand earnings with the multiple derived in step 2

The computation is as follows:

in Rs. crore
Year ended March 31,	2004	2003	2002

PBIT	1,357.46	1,079.28	943.39
Less: non-brand income	111.04	90.23	59.77
Adjusted profit	1,246.42	989.05	883.62
Inflation compound factor	1.000	1.053	1.108
Present value of profits for the brand	1,246.42	1,041.1	979.08
Weightage factor	3	2	1
Three-year average weighted profits	1,133.42
Remuneration of capital (5% of average capital employed)	156.24
Brand-related profits	977.18
Tax	350.56
Brand earnings	626.62
Multiple-applied	13.06
Brand value	8,185

Assumptions

1.
Total revenue excluding other income after adjusting for cost of earning such income is brand revenue, since this is an exercise to determine the brand value of Infosys as a company and not for any of its products or services.

2.	Inflation is assumed at 5% per annum.

3.	5% of the average capital employed is used for purposes other than promotion of the brand.

4.	Tax rate is at 35.875% (Base rate of 35% and surcharge of 2.5% on base rate).

5.	The earnings multiple is based on the ranking of Infosys against the industry average based on certain parameters (exercise undertaken internally and based on available information).

6.	The figures above are based on Consolidated Indian GAAP financial statements.

Thus, it is interesting to note that while Infosys has a market capitalization of Rs. 32,909 crore as on March 31, 2004, the value of the “Infosys” brand alone is estimated at Rs. 8,185 crore. The corresponding figures for market capitalization and brand value of Infosys as on March 31, 2003 and March 31, 2002 were Rs. 26,847 crore and Rs. 7,488 crore, and Rs. 24,654 crore and Rs. 7,257 crore, respectively.

122 | Additional information to shareholders

Annual Report 2003 – 04

Additional information to shareholders (contd.)

Balance sheet (including intangible assets)

Consolidated balance sheet (including intangible assets) as at March 31, 2004 in Rs. crore
Sources of funds
Shareholders’ funds
Share capital	33.32
Reserves and surplus
Capital reserves	29,324.97
Revenue reserves	3,216.26

32,541.23
Preference shares	93.56

32,668.11

Application of funds
Fixed assets
Tangible assets – at cost	1,633.65
Less: Depreciation	809.84

Net block	823.81
Add: Capital work-in-progress	208.05

1,031.86
Intangible assets
Brand equity	8,185.00
Human resources	21,139.97
Investments	945.45
Deferred tax assets	39.97
Current assets, loans and advances
Sundry debtors	651.45
Cash and bank balances	1,721.51
Loans and advances	860.95

3,233.91
Less: Current liabilities	581.72
Provisions	1,326.33
Net current assets	1,325.86

32,668.11

Note:
1.
This balance sheet is provided for the purpose of information only. The management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

2.	Capital reserves include the value of the “Infosys” brand and human resources.

3.	The figures above are based on consolidated Indian GAAP financial statements.

Additional information to shareholders | 123

Annual Report 2003 – 04

Additional information to shareholders (contd.)

Current-cost-adjusted financial statements

Current-cost-adjusted financial statements

Current Cost Accounting (“CCA”) seeks to state the value of assets and liabilities in a balance sheet at their value, and measure the profit or loss of an enterprise by matching current costs against current revenues. CCA is based on the concept of “operating capability”, which may be viewed as the amount of goods and services that an enterprise is capable of providing with the existing resources during a given period. In order to maintain its operating capability, an enterprise should remain in command of resources that form the basis of its activities. Accordingly, it becomes necessary to take into account the rising cost of assets consumed in generating these revenues. CCA takes into account the changes in specific prices of assets as they affect the enterprise.

The consolidated balance sheet and profit and loss account of Infosys and its subsidiary companies for fiscal 2004, prepared in substantial compliance with the current cost basis, are presented below. The methodology prescribed by the Guidance Note on Accounting for Changing Prices issued by the Institute of Chartered Accountants of India is adopted in preparing the statements.

Consolidated balance sheet as of March 31,	in Rs. crore
	2004	2003

Assets employed:
Fixed assets
Original cost	1,792.08	1,385.67
Accumulated depreciation	(849.86)	(647.77)
	942.22	737.90
Capital work-in-progress	208.05	77.39
Net fixed assets	1,150.27	815.29
Investments	945.45	20.95
Deferred tax assets	39.97	36.81
Current assets, loans and advances
Cash and bank balances	1,721.51	1,346.54
Loans and advances	860.95	913.46
Monetary working capital	37.80	180.06
	2,620.26	2,440.06
Less: Other liabilities and provisions	(1,326.33)	(388.21)
Net current assets	1,293.93	2,051.85

	3,429.62	2,924.90

Financed by:
Share capital and reserves
Share capital	33.32	33.12
Reserves:
Capital reserve	5.09	5.94
Share premium	460.90	338.83
Current cost reserve	137.59	51.11
General reserve	2,699.16	2,446.90
	3,302.74	2,842.78
Preference shares	93.56	49.00

	3,429.62	2,924.90

Total income	4,852.95	3,639.98
Historic cost profit before tax	1,471.17	1,155.77
Less: Current cost operating adjustments	(45.13)	(58.36)
	1,426.04	1,097.41
Less: Gearing adjustment	–	–
Current cost profit before tax	1,426.04	1,097.41
Provision for taxation
Earlier years	0.11	–
Current year	227.43	201.00
Current cost profit after tax	1,198.50	896.41
Appropriations
Dividend
Interim	96.09	82.76
Final (proposed)	99.96	96.05
One-time special dividend	666.41	–
Dividend tax	110.50	12.30
Amount transferred – general reserve	225.54	705.30
	1,198.50	896.41
Statement of retained profits / reserves
Opening balance of reserves	2,498.01	1,722.35
Retained current cost profit for the year	225.54	705.30
Movements in current cost reserve during the year	113.20	70.36
	2,836.75	2,498.01

Note:	1.	The cost of technology assets comprising computer equipment decreases over time. This is offset by an accelerated depreciation charge to the financial statements. Accordingly, such assets are not adjusted for changes in prices.
	2.	The above data is provided solely for information purposes. The management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

124 | Additional information to shareholders

Annual Report 2003 – 04

Additional information to shareholders (contd.)

Economic Value-Added (EVA) statement

Economic value-added measures the profitability of a company after taking into account the cost of all capital including equity. It is the post-tax return on capital employed (adjusted for the tax shield on debt) minus the cost of capital employed. It is those companies which earn higher returns than cost of capital that create value. Those companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

Economic value-added analysis

Year ended March 31,		2004	2003	2002	2001	2000

1.	Average capital employed (in Rs. crore)	3,124.82	2,493.40	1,734.97	1,111.47	703.87

2.	Average debt / total capital (%)	–	–	–	–	–

3.	Beta variant	1.27	1.57	1.41	1.54	1.48

4.	Risk-free debt cost (%)	5.20	6.00	7.30	10.30	10.45

5.	Market premium	7.00	7.00	7.00	7.00	8.00

6.	Cost of equity (%)	14.09	16.99	17.17	21.08	22.29

7.	Cost of debt (post tax) (%)	NA	NA	NA	NA	NA

8.	Weighted average cost of capital (WACC) (%)	14.09	16.99	17.17	21.08	22.29

9.	PAT as a percentage of average capital employed (%)	39.80	38.29	46.57	56.08	40.63

10.	Economic Value-Added (EVA) (Rs. in crore)

	Operating profit

	(PBT excluding extraordinary income)	1,357.46	1,079.28	943.39	696.03	325.65

	Less: tax	227.54	201.00	135.43	72.71	39.70

	Less: cost of capital	440.29	423.63	297.90	234.30	156.89

	Economic value-added	689.63	454.65	510.06	389.02	129.06

11.	Enterprise value (Rs. in crore)

	Market value of equity	32,908.69	26,847.33	24,654.33	26,926.35	59,338.17

	Less: Cash and cash equivalents*	2,872.77	1,684.30	1,026.96	577.74	508.37

	Add: debt	–	–	–	–	–

	Enterprise value	30,035.92	25,163.03	23,627.37	26,348.61	58,829.80

12.	Ratios

	EVA as a percentage of average capital employed (%)	22.07	18.23	29.40	35.00	18.34

	Enterprise value / average capital employed	9.61	10.09	13.62	23.71	83.58

Note:
1.	The cost of equity is calculated by using the following formula: return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Infosys in India.

2.	Till last year, the average beta variant for software stocks in the US was used in the above calculation.

3.	The figures above are based on consolidated Indian GAAP financial statements. * Includes investments in liquid mutual funds.

Additional information to shareholders | 125

Annual Report 2003 – 04

Additional information to shareholders (contd.)

Ratio analysis

Ratio analysis for the year ended March 31,

	2004	2003	2002

Ratios – Financial performance
Export revenue / total revenue (%)	98.61	97.81	98.04
Domestic revenue / total revenue (%)	1.39	2.19	1.96
Software development expenses / total revenue (%)	52.41	50.05	47.04
Gross profit / total revenue (%)	47.59	49.95	52.96
Selling and marketing expenses / total revenue (%)	7.04	7.37	4.99
General and administration expenses / total revenue (%)	7.29	7.46	8.12
Selling, general, administration and marketing expenses / total revenue (%)	14.33	14.83	13.11
Employee costs / total revenue (%)	49.69	46.30	42.94
Operating profit / total revenue (%)	33.26	35.11	39.85
Depreciation and amortization / total revenue (%)	4.85	5.22	6.17
Operating profit after depreciation and interest / total revenue (%)	28.41	29.90	33.68
Other income / total revenue (%)	2.68	2.75	2.55
Profit before tax / total revenue (%)	30.89	31.99	36.23
Tax / total revenue (%)	4.77	5.55	5.20
Tax / PBT (%)	15.44	17.34	14.36
PAT from ordinary activities / total revenue (%)	26.12	26.44	31.03
Capital expenditure / total revenue (%)	9.03	6.05	12.40
PAT from ordinary activities / average net worth (%)	40.68	38.78	46.57
ROCE (PBIT / average capital employed) (%)	48.10	46.91	54.37
Return on invested capital (%)*	137.46	79.86	83.10
Capital output ratio	1.56	1.47	1.50
Invested capital output ratio*	5.58	3.18	2.79
Value-added / total revenue (%)	83.73	81.76	83.86
Enterprise-value / total revenue (%)	6.33	6.96	9.07

Ratios – Balance sheet
Debt-equity ratio	–	–	–
Debtors turnover (Days)	48	52	47
Current ratio	1.65	3.87	3.82
Cash and equivalents / total assets (%)*	85.11	57.28	49.37
Cash and equivalents / total revenue (%)*	58.16	45.23	39.44
Depreciation and amortization / average gross block (%)	16.24	16.92	20.18
Technology investment / total revenue (%)	3.23	3.62	3.93

Ratios – growth**
Export revenue (%)	32.49	38.83	36.20
Total revenue (%)	31.42	39.14	36.99
Operating profit (%)	24.50	22.59	35.66
Net profit (from ordinary activities) (%)	29.81	18.56	29.62
EPS (from ordinary activities) growth (%)	29.51	18.47	29.60

Per-share data
Basic earnings per share from ordinary activities (Rs.)	187.38	144.68	122.12
Cash earnings per share from ordinary activities (Rs.)	222.17	173.22	146.40
Book value (Rs.)	488.20	431.84	314.31
Price / earning, end of year	26.35	28.01	30.50
Price / cash earnings, end of year	22.23	23.40	25.44
Price / book value, end of year	10.12	9.39	11.85
PE / EPS growth	0.89	1.52	1.03
Dividend per share (Rs.)	29.50	27.00	20.00
One-time special dividend per share (Rs.)	100.00	–	–
Market cap. / total revenue	6.91	7.41	9.47
Dividend (%)	590	540	400
One-time special dividend (%)	2,000	–	–
Dividend payout (%) (excluding one-time special dividend)	17.79	19.92	17.01
Dividend payout (%) (including one-time special dividend)	78.24	19.92	17.01
Total Dividend / adjusted public offer price (%)	2,181	455	337
Market price / adjusted public offer price (%)	83,170	68,259	62,737

* Investments in liquid funds have been considered as cash and cash equivalents for the purpose of the above ratio analysis.
** Denotes growth compared with figures of the corresponding period in the previous year.
Note: The ratio calculations are based on unconsolidated Indian GAAP and have been adjusted for stock split.

126 | Additional information to shareholders

Annual Report 2003 – 04

Ratio analysis

Ratio analysis is among the best tools available to analyze the financial performance of a company. It allows inter-company and intra-company comparison and analysis. Ratios also provide a bird’s eye view of the financial condition of the company. The ratios analyzed in this section are based on Indian GAAP financial statements.

Financial performance

Exports have grown by 32% during the year, as against 39% in the previous year. Export revenue is from various parts of the globe and is well segmented. Segmental analysis of the revenue is provided under the Notes to financial statements section in this report. During the year ended March 31, 2004, exports constituted 99% of total revenue as against 98% in the previous year. Americas continued to be a major market. Domestic revenue constituted 1% of total revenue during the year ended March 31, 2004 as against 2% in the previous year.

Employee costs were approximately 50% of total revenue as compared to 46% during the previous year. Selling, general and administration expenses were approximately 14% and 15% during the years ended March 31, 2004 and 2003, respectively.

Depreciation and amortization was approximately 5% of total revenue, for the years ended March 31, 2004 and 2003 respectively. Depreciation and amortization to average gross block was at 16%, as compared to 17% during the previous year.

Effective tax rate was approximately 15% and 17% of total revenue during both the years.

Profit after tax from ordinary activities was 26.12% of total revenue, as against 26.44% during the previous year.

Balance sheet analysis

The key ratios affecting the company’s financial condition are discussed below:

1.	Return on average net worth

Return on average net worth is 40.7% as against 38.8% during the previous year.

As the company is maintaining around 85% of its assets in liquid funds, where the returns are less, the above figures need further analysis. If the average liquid assets are adjusted against the average net worth, and revenue earned after tax from liquid assets is adjusted against net profit, return on invested capital stands at 137%, as compared to 80% during the previous year.

2.	Debt-equity ratio

The company funds its short-term and long-term cash requirements primarily from internal accruals. As on March 31, 2004, the company was debt-free.

3.	Current ratio

Current ratio is 1.65, as compared to 3.87 as on March 31, 2003.

4.	Capital output ratio

Capital output ratio is 1.56 as compared to 1.47 for the previous year. Invested capital output ratio is 5.58, as compared to 3.18 for the previous year.

5.	Value-added to total revenue

Value-added to total revenue is 84%, as compared to 82% for the previous year.

6.	Enterprise value to total revenue

Enterprise value to total revenue is 6 times, as compared to 7 times in the previous year.

7.	Per share data

Earnings per share (EPS) (basic) is Rs. 187.38, as compared to Rs. 144.68 for the previous year. Cash earnings per share (basic) is Rs. 222.17, as compared to Rs. 173.22 during the previous year. This is due to higher cash generation and due to higher value addition. Book value per share has increased to Rs. 488, as against Rs. 432 on March 31, 2003. Dividend payout ratio for the years ended March 31, 2004 and 2003, was 18% and 20% respectively. Including the one-time special the dividend payout was 78% for the year ended March 31, 2004, higher in the year ended March 31, 2004 on account of one-time special dividend.

The P/E to EPS growth was approximately 0.89, as compared to 1.52 for the previous year. This represents the valuation of the company in comparison to its growth in earnings.

Appreciation in the Infosys share price (adjusted for bonus issues in 1994, 1997 and 1999 and a stock split of 2-for-1 in 2000) over the public issue price is more than 83,170%. Since the public issue, the market capitalization of the company has grown to Rs. 32,909 crore, as on March 31, 2004, from the public issue valuation of Rs. 31.84 crore during February 1993.

Additional information to shareholders | 127

Annual Report 2003 – 04

2,552
2,604
3,544
3,623
4,695
4,761
Revenue
Exports
Fiscal year
2002
2003
2004

Revenue and exports
in Rs. crore

31.03
26.44
26.12
Fiscal year
2002
2003
2004

Net profit as % to total revenue
(from ordinary activities)

Dividend for the year 2003-04
One-time special dividend
17.01
19.92
17.79
60.46
Fiscal year
2002
2003
2004

Dividend payout %
(including one-time special dividend)

54.37
46.91
48.10
Fiscal year
2002
2003
2004

Return on average
capital employed
in %

1.50
1.47
1.56
Fiscal year
2002
2003
2004

Capital output ratio

83.86
81.76
83.73
Fiscal year
2002
2003
2004

Value-added / total revenue
in %

122.12
144.68
187.38
Fiscal year
2002
2003
2004

Earnings per share
(from ordinary activities)
in Rs.

30.50
28.01
26.35
Fiscal year
2002
2003
2004

Price earning multiple

314.31
431.84
488.20
Fiscal year
2002
2003
2004

Book value per share
in Rs.

Note:   The figures above are based on unconsolidated Indian GAAP financial statements.

128 | Additional information to shareholders

Annual Report 2003 – 04

Additional information to shareholders (contd.)

Statutory obligations

The company has Software Technology Parks - 100% export-oriented units – for the development of software at Electronics City and J. P. Nagar at Bangalore, as well as at Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Mohali, Thiruvananthapuram and Mysore (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, namely, five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of 5 years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of 5 years. All STP units started after April 2001 and all existing units that come up for renewal after that date are subject to the new guidelines on calculation of export obligation. The export obligation on the wage bill was removed a few years ago. Effective April 1, 2003, the export obligation clause was amended and the requirement is only to have a net foreign exchange earnings. All units commenced after this date, including renewals / enhancements carried out after the said date, fall within the new regulation.

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by the company since 1993 amounts to Rs. 275.40 crore.

The company has fulfilled its export obligations on a global basis for all its operations under the Software Technology Park Scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future years.

Taxation

The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of 10 consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP tax holiday); and (ii) a tax deduction for profits derived from exporting computer software under Section 80 HHE of the Income Tax Act (Export deduction). All but one of the company’s software development facilities are located in a designated Software Technology Park (STP). The period of the STP tax holiday available to such

The non-fulfillment of export obligations may result in penalties as stipulated by the government which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by the company, on a global basis, for all its STP units together, is given below:

in Rs. crore
Year ended March 31,	Export	Export	Excess /	Cumulative
	obligation	obligation fulfilled	(shortfall)	excess / (shortfall)

1993	0.11	0.28	0.17	0.17
1994	2.69	8.05	5.35	5.52
1995	7.70	15.64	7.94	13.46
1996	28.43	47.64	19.21	32.67
1997	39.67	68.94	29.27	61.94
1998	73.56	142.41	68.85	130.79
1999	124.98	305.51	180.53	311.32
2000	106.88	493.46	386.58	697.90
2001	359.88	1,010.27	650.39	1,348.29
2002	461.99	1,360.21	898.22	2,246.51
2003	622.81	1,659.01	1,036.20	3,282.71
2004	1,610.59	2,643.25	1,032.66	4,315.37

The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below the statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The government may reduce or eliminate the tax exemptions provided to Indian exporters anytime in the future. This may result in the export profits of the company being fully taxed, and may adversely affect the post-tax profits of the company in the future. On a full-tax-paid basis, without any duty concessions on equipment, hardware and software, the company’s post-tax profits for the relevant years are estimated as given below.

companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. The export deduction, under Section 80HHE is being phased out equally over a period of five years starting from fiscal 2000.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is valid are presented elsewhere in this Annual Report.

in Rs. crore, except per share data
Year ended March 31,	2004	2003	2002

Profit before tax	1,471.17	1,155.77	943.39
Less: Additional depreciation to be provided on duty waiver for capital equipment	40.86	47.90	44.37
Reduction in other income	12.88	10.71	10.21
Adjusted profit before tax	1,417.43	1,097.61	888.81
Less: Income tax on full tax basis	532.24	419.79	328.50
Adjusted profit after tax	885.19	677.37	560.31
Adjusted earnings per share (Rs.)	133.39	102.30	84.69

Note:	The figures above are based on consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. The company has provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Additional information to shareholders | 129

Annual Report 2003 – 04

Additional information to shareholders (contd.)

ValueReporting™

The ValueReporting™ Revolution: Moving Beyond the Earnings Game (published by John Wiley & Sons, Inc., USA, ©2001), authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated with the accounting firm, PricewaterhouseCoopers, indicates the importance of non-financial data and reporting beyond Generally Accepted Accounting Principles (GAAP). They note the increasing need to provide stakeholders qualitative information relevant to making informed investment decisions.

ValueReporting™ comprises a comprehensive set of financial and non-financial performance measures and processes, tailored to a company’s business, which provides both historical and predictive indicators of shareholder value. ValueReporting™ also provides a methodology to improve transparency and provide capital markets with information needed to accurately assess future value.

Your directors have always sought to increase transparency and high standards of corporate governance. Accordingly, Infosys provides additional information to stakeholders above and beyond the minimum prescribed regulatory requirements. We attempt to share with stakeholders financial and non-financial parameters that we use on an on-going basis to manage your company’s business, in addition to the financial statements. The recommended ValueReporting™ methodology in the context of Infosys is described below.

Infosys believes in the early-adoption of the principles of transparency and openness for competitive advantage. Infosys seeks to bridge the gap between the information available to the management and the information available to the stakeholders by providing several non-financial and intangible performance measures to its stakeholders, namely:

•	Brand valuation

•	Economic Value-Added (EVA®) statement

•	Intangible asset scorecard

•	Balance sheet including intangible assets

•	Current-cost-adjusted financial statements

•	Human resource accounting and value-added statement

Infosys has adopted similar measures for internal measurement of business performance. Employee performance measurement for evaluating performance also considers performance indicators that go beyond the financials, and seek to balance the financial and non-financial measures at the individual and enterprise level. This ensures that the measures we perform internally truly reflect the measures by which our corporate performance is judged by the stakeholders.

The ValueReporting™ flow

Financial statements indicate historic performance and may not always fully exhibit performance on matters critical to creating long-term shareholder value. To enhance the ability of stakeholders to measure our performance, Infosys identified the need to provide a range of non-financial parameters even before it went public in India in 1993. A description of recommended ValueReporting™ disclosures is set out below.

The ValueReporting™ disclosure model

External market overview	Internal value strategy	Managing for value	Value platform

• Competitive environment	• Goals	• Financial performance	• Innovation
• Regulatory environment	• Objectives	• Financial position	• Brands
• Macro-economic environment	• Governance	• Risk management	• Customers
	• Organization	• Segment performance	• Supply chain
• People
• Social reputation

130 | Additional information to shareholders

Annual Report 2003 – 04

Management structure

Chairman
Narayana Murthy N. R. (Chief Mentor)
CEO & President
Nandan M. Nilekani (Managing Director)
COO & Customer Service & Technology
Gopalakrishnan S. (Deputy Managing Director)
Corporate Planning
Sanjay Purohit (AVP)
Infosys Leadership Institute
Balasubramanian P. (SVP)
HRD, IS, Quality & Productivity and CDG
Dinesh K. (Director)
CFO, Finance & Administration
Mohandas Pai T. V. (Director)
Banking Business Unit
Girish Vaidya (SVP)
World-wide Customer Delivery
Shibulal S. D. (Director)
IBU – Banking & Capital Markets
Ashok Vemuri (VP)
IBU – EISA
Prabhu M. S. S. (SVP)
IBU – Europe
Srinjay Sengupta (VP)
IBU – High Tech & Discrete Manufacturing
Prasad Thrikutam (VP)
ECU – ES
Srinivas B. G. (VP)
ECU – IMS & DC – Pune
Priti J. Rao (VP)
ECU – IVS
Arun Ramu (AVP)
ECU – Product Engineering
Parameswar Y. (VP)
ECU – SI & PDC – Chicago
Muralikrishna K. (AVP)
DCG
Ranganath M. D. (AVP)
MSASP & SETLabs
Subramanyam G. V. (VP)
World-wide Sales & PDC – Fremont
Basab Pradhan (SVP)
IBU – Communication Service Providers
Subhash Dhar (VP)
IBU – Insurance, Health Care & Life Sciences
Eric Paternoster (VP)
IBU – Retail, Distribution & CPG
Pravin Rao U. B. (SVP)
IBU – Transportation & Services
Dheeshjith V. G. (VP)
Strategic Global Sourcing
Richard Baldyga (VP) (Note 1)
Global Alliances
John Conlon (VP)
Strategic Groups & Co-Customer Delivery
Srinath Batni (Director)
IBU – Asia Pacific
Sriram V. (VP)
IBU – Energy, Utilities & Resources
Narendran K. (VP)
IBU – Global Accounts
Sanjay Dutt (AVP)
Corporate Marketing
Srinivas Uppaluri (AVP)
Education & Research
Ravindra M. P. (VP)
Computers & Communications Division
Gp. Capt. Deepak Sinha (VP)
Security Audit & Architecture
Mallya P. D. (VP)
Human Resources Development
Hema Ravichandar (SVP)
Quality & Productivity
Satyendra Kumar (VP)
Information Systems
Sivashankar J. (VP)
Communication Design Group
Sridhar Marri (AVP)
Company Secretary & Finance
Balakrishnan V. (SVP)
Commercial & Facilities
Binod H. R. (VP)
Accounts & Administration
Ramadas Kamath U. (VP)
Infrastructure & Security
Col. Krishna C. V. (VP)

Corporate organization structure – Infosys Technologies Ltd.

Note 1: Strategic Global Sourcing has dual reporting to Director, World-wide Customer Delivery

Legend:

CDG	:	Communication Design Group
CPG	:	Consumer Products Group
DCG	:	Domain Competency Group
SVP	:	Senior Vice President
DC	:	Development Center
ECU	:	Enterprise Capability Unit
EISA	:	Engineering & IT Solutions for Aero & Auto
ES	:	Enterprise Solutions
HRD	:	Human Resources Development
IBU	:	Integrated Business Unit
IMS	:	Infrastructure Management Services
IS	:	Information Systems
IVS	:	Independent Validation Services
MSASP	:	Microsoft Applications Solutions Practice
PDC	:	Proximity Development Center
SETLabs	:	Software Engineering and Technology Labs
SI	:	Systems Integration

Designations:

AVP	:	Associate Vice President
CEO	:	Chief Executive Officer
CFO	:	Chief Financial Officer
COO	:	Chief Operating Officer
VP	:	Vice President

Effective March 31, 2004

Additional information to shareholders | 131

Annual Report 2003 – 04

Chairman
Narayana Murthy N. R. (Chief Mentor)
CEO & President
Nandan M. Nilekani (Managing Director)
COO & Customer Service & Technology
Gopalakrishnan S. (Deputy Managing Director)
Banking Business Unit
Girish Vaidya (SVP)
Architecture – BBU
Srinivasan V. (AVP)
Global Sales & Marketing – BBU
Merwin Fernandes (VP)
Engineering – BBU
Venkataramanan T. S. (AVP)
Professional Services Group – BBU
Haragopal M. (VP)
Product Strategy & Management – BBU
Sanat Rao (AVP)
World-wide Customer Delivery
Shibulal S. D. (Director)
IBU – Banking & Capital Markets
Ashok Vemuri (VP)
Delivery – BCM
Harsha H. M. (VP)
Sales – BCM
Ritesh Idnani (AVP)
GDC – Canada
Seshadri Parthasarathy (DM)
PDC – New Jersey
Abhimanyu Acharya (GEM)
IBU – EISA
Prabhu M. S. S. (SVP)
Delivery – EISA
Venkateswarlu P. (VP)
Sales – EISA (US)
Sathisha B. K. (GM)
Sales – EISA (Europe)
Sreenivas B. Asuri (GM)
Strategy & Solutions – EISA
Frank Gonsalves A. J. (VP)
DC – Mysore
Skanthaswamy T. V. (AVP)
IBU – Europe
Srinjay Sengupta (VP)
Delivery – Europe
Sanjay Jalona (AVP)
Sales – Europe
Jitin Goyal (AVP)
Sales – Europe (UK)
Neelesh Marik (AVP)
DC – Mohali
Sameer Goel (SPM)
PDC – UK
Peethamber V. T. (AM)
IBU – High Tech & Discrete Manufacturing
Prasad Thrikutam (VP)
Delivery – HTDM & DC – Mangalore
Sudhir Albuquerque (AVP)
Sales – HTDM
Christopher M. Meneze (VP)
PDC – Boston
Ramaa Sivaram (AVP)
ECU – ES
Srinivas B. G. (VP)
DC – Hyderabad
Chandra Shekar Kakal (VP)
IMS & DC – Pune
Priti J. Rao (VP)
ECU – IVS
Arun Ramu (AVP)
ECU – Product Engineering
Parameswar Y. (VP)
ECU – SI & PDC – Chicago
Muralikrishna K. (AVP)
DCG
Ranganath M. D. (AVP)
MSASP & SETLabs
Subramanyam G. V. (VP)
World-wide Sales & PDC – Fremont
Basab Pradhan (SVP)
IBU – Communication Service Providers
Subhash Dhar (VP)
Delivery – CSP
Srikantan Moorthy (AVP)
Sales – CSP
Anand Nataraj (AVP)
IBU – Insurance, Health Care & Life Sciences
Eric Paternoster (VP)
Delivery – IHL
Ganesh G. (VP)
Sales – IHL
Peter Tannenwald (AVP)
IBU – Retail, Distribution & CPG
Pravin Rao U. B. (SVP)
Delivery – RETL & DC – Thiruvananthapuram
Krishnamoorthy A. (VP)
Sales – RETL
Gopal Devanahalli (AVP)
DC – Chennai
Shiv Shankar N. (AVP)
IBU – Transportation & Services
Dheeshjith V. G. (VP)
Delivery – TNS
Abhay M. Kulkarni (AVP)
Sales – TNS
Alexandre Elvis Rodrigues (AVP)
Strategic Global Sourcing
Richard Baldyga (VP) (Note 1)
Global Alliances
John Conlon (VP)
Strategic Groups & Co-Customer Delivery
Srinath Batni (Director)
IBU – Asia Pacific
Sriram V. (VP)
Delivery – Asia Pacific
Samson David (AVP)
Sales – Asia Pacific
(Note 2)
IBU – Energy, Utilities & Resources
Narendran K. (VP)
Delivery – REU
Joydeep Mukherjee (AVP)
Sales – REU
Ankush Patel (AVP)
DC – Bhubaneswar
Ardhendu S. Das (DVM)
IBU – Global Accounts
Sanjay Dutt (AVP)
Delivery – GA
(Note 3)
Sales – GA
(Note 3)

Corporate organization structure for units

Note 1 : Dual reporting to Director, World-wide Customer Delivery
Note 2 : Directly handled by Sriram V.
Note 3 : Directly handled by Sanjay Dutt

Legend:

BBU	: Banking Business Unit
BCM	: Banking & Capital Markets
CPG	: Consumer Products Group
CSP	: Communication Service Provider
DC	: Development Center
DCG	: Domain Competency Group
ECU	: Enterprise Capability Unit
EISA	: Engineering & IT Solutions for Aero & Auto
ES	: Enterprise Solutions
GA	: Global Accounts
GDC	: Global Development Center
HTDM	: High Tech & Discrete Manufacturing
IBU	: Integrated Business Unit
IHL	: Insurance, Health Care & Life Sciences
IMS	: Infrastructure Management Services
IVS	: Independent Validation Services
MSASP	: Microsoft Applications Solutions Practice
PDC	: Proximity Development Center
RETL	: Retail
REU	: Energy, Utilities & Resources
SETLabs	: Software Engineering and Technology Labs
SI	: Systems Integration
TNS	: Transportation & Services

Designations:

AM	: Account Manager
AVP	: Associate Vice President
CEO	: Chief Executive Officer
COO	: Chief Operating Officer
DM	: Delivery Manager
DVM	: Divisional Manager
GEM	: Group Engagement Manager
GM	: Group Manager
SPM	: Senior Project Manager
SVP	: Senior Vice President
VP	: Vice President

Effective March 31, 2004

132 | Additional information to shareholders (contd.)

Annual Report 2003 – 04

Infosys Group

Members of the Board Progeon Limited

Mohandas Pai T. V.
Chairman

Akshaya Bhargava
CEO & MD

Shibulal S. D.
Director

Jayanth R. Varma
Independent Director

Members of the Board Infosys Technologies (Shanghai) Company Limited

Narayana Murthy N. R.
Chairman

Mohandas Pai T. V.
Director

Srinath Batni
Director

Sriram V.
Director

Members of the Board Infosys Technologies (Australia) Pty. Limited

Dinesh K.
Chairman

Gary Ebeyan
CEO & Director

Armen Kocharyan
CTO & Director

Ananda Rao
Director

Balakrishnan V.
Director

Hema Ravichandar
Director

Srinath Batni
Director

Sriram V.
Director

Members of the Board Infosys Consulting, Inc.

Gopalakrishnan S.
Chairman

Stephen Pratt
CEO & MD

Balakrishnan V.
Director

Basab Pradhan
Director

Narayana Murthy N. R.
Director

Paul Cole
Director

Shibulal S. D.
Director

Effective March 31, 2004

Additional information to shareholders | 133

Annual Report 2003 – 04

Infosys Foundation

At Infosys, we believe that a corporation must make a difference to its context. A core value at Infosys is a strong sense of social responsibility. We continue to focus on addressing the basic needs of society through the Infosys Foundation.

The grants made by the Company to the Foundation during the last five years are given below:

in Rs. crore
Fiscal year	Grants

2004	12.00
2003	5.53
2002	3.75
2001	5.26
2000	2.80

In fiscal 2004, the Foundation continued its commitment to the rural poor, to the underprivileged, and to the cause of education. It also helped promote Indian arts and culture. Grants made by the Foundation during the year aggregated Rs. 4.95 crore.

The following are some of the projects undertaken by the Foundation during fiscal 2004:

Health care

•	Completed the construction of the Infosys Super-specialty Hospital at Sassoon Hospital premises in Pune. The hospital will cater to the poor

•	Supplied air conditioning unit to the government hospital in Bangalore

•	Donated eye operating equipment to the Chennai Ramakrishna Mission

•	Paid an advance to CCCL for the construction of the Hyderabad Paediatric Hospital

•	Donated incubators and refrigerators to Bowring Hospital, Bangalore

Initiatives for the rural poor and the underprivileged

•	Constructed orphanages in Rampur, Midnapur and Kalahandi (Orissa). These will provide shelter to the children of the community

•	Established counseling centers for the rehabilitation of devadasi women in North Karnataka

•	Developed 10 burial grounds in the villages of Karnataka

•	Donated to Akshaya Patra, an initiative of ISKON, Bangalore, to provide food for poor children in rural areas

•	Worked with Red Cross Society, Bangalore, to supply aid equipment to physically challenged people of the rural and economically weaker sections of Karnataka

•	Made contributions for the higher education of meritorious, economically weak students; medical treatment for young children and the elderly; and assistance to financially destitute women

•	Sponsored training programs for women in rural areas

•	Donated to the Department of Sainik Welfare and Resettlement towards education of children of diseased Sainiks

•	Constructed a hostel building at Ramakrishna Mission for poor students

•	Donated a Maruti van to Sathi, an NGO that works with street children in Bangalore

•	Made a donation to Unnati to establish training centers for young people

Education

•	Renovated Gandhinagar and Kapikad Zilla Panchayat schools in Mangalore

•	Partially sponsored the airfare to the US for talented students from the Ramana Maharishi Academy Blind School, Bangalore

•	Sponsored a training program conducted by the Physics Teachers Association in Bangalore

•
Collaborated with Center for Environment Education (CEE) South, Bangalore, for orientation of teachers associated with science and the environment. The Center developed training materials on water. During the program, it linked the curriculum of Science and Social Studies with the environmental perspective

•	Worked with Prerna, Raichur, to distribute scholarships to several able, poor students in the drought area of rural Karnataka

•	Donated study materials, like science kits, to 20 schools in rural Karnataka

•	Helped to fund the construction of government girls’ school buildings in Hyderabad

•	Made a contribution to fund new self-employment courses at post graduation and post matriculation levels at Nrupathunga Educational Institute, Hyderabad

•	Donated to the Bangalore Association for Science Education for the production of a new sky-theater program at the Planetarium

Arts and culture

•	Sponsored art exhibitions and performing arts at Dharwad and Bangalore

Others

•	Donated for the renovation of Sabarmati Ashram Preservation and Memorial Trust

•	Donated to CUPA to enable it to purchase fodder for animals in drought-affected areas

134 | Infosys Foundation

Annual Report 2003 – 04

Environment policy

Environmental performance

Infosys wishes to be recognized by all stakeholders, including customers, employees, vendors, share owners and community at large, as a world-class company that is committed to high standards of environmental management and to providing its employees, consultants and contractors with a safe and healthy environment, free of occupational injury and illness.

Infosys Environment Policy

The Environment Policy is a statement by the management, articulating the philosophy and commitment of the Company towards its environment and plans for implementation of the same.

“Infosys as a corporate citizen is committed to demonstrating a high standard of environmental protection and establishing best practices.

To achieve this, we shall work towards:

•	Conservation of resources

•	Prevention of pollution

•	Adherence to all applicable legislations

We will work with various stakeholders towards continual improvement of our Environmental Management System.”

Significant aspects and impacts

The activities and services on the company’s campuses may have an impact on the surrounding environment. Significant aspects of all the activities and services of each site of Infosys are identified, monitored, measured and managed in a structured manner to minimize or control their impacts and to achieve continual improvement. Significant aspects are those which have or can have significant impact on the environment, which can be controlled, and over which Infosys can be expected to have an influence.

Legal requirements

The nature of the company’s business does not cause severe pollution to the environment. Legal requirements are dependant on the policy of the respective state governments, and cover all the activities, products and services of the company.

Approvals for specific legal requirements such as operation of DG sets and lifts, storage of HSD, etc. are taken from the relevant authorities as applicable.

Environmental emergencies

Being a software company, we do not perceive any environmental emergencies within our campuses. However, adequate measures have been taken to mitigate any such emergencies in case of occurrence. Fire is the only major aspect identified. Precautionary measures such as installation of fire alarm systems in all buildings and fire suppression systems in the campus are in place. Mock fire and evacuation drills are conducted at regular intervals as per the company’s disaster recovery plan.

Environmental Management System
(EMS) and ISO 14001

It is the endeavor of Infosys to have and operate an Environmental Management System at various locations that will meet the ISO 14001 standards.

The EMS at Infosys is designed around managing the significant aspects related to the company’s activities, regulatory compliance and emergency preparedness.

To demonstrate its commitment to achieving high standards of environmental management, the company applied and obtained certification under the ISO 14001 standard. It has been certified compliant at its Bangalore, Bhubaneswar, Chennai, Hyderabad, Mangalore, Mohali, Mysore and Pune campuses.

Auditing is a systematic and independent examination of various activities, intended to determine compliance with the ISO 14001 standards and the Environmental Management System. This activity is meant to ensure that “what is planned is implemented.”

Internal environmental audits are planned and implemented to monitor whether the environmental activities and the related results comply with the planned arrangements. They are meant to determine the effectiveness of the EMS and to ensure the existence of a suitable working environment.

42 employees of the company have been trained as EMS auditors according to ISO 14001 standards. The Environmental Management System of Infosys has been subject to 25 days of audits during the year to check compliance.

Objectives and targets

Documented environmental objectives and targets are established and maintained at each relevant function and level within the campus.

The objectives and targets set for the period October 2003 to March 2004 are as follows:

Objective	Target

Reduce per capita power consumption	10%
Reduce per capita paper consumption	10%
Reduce per capita water consumption	5%
Establish a system for segregation of waste	100%
Safe disposal of types of waste	30%

Enhanced awareness and improved operational processes have resulted in conservation of resources on a per capita basis as hereunder during the year:

• Conservation of power to the tune of	16%
• Water consumption down by	34%
• Reduction in usage of paper by	31%

A proper system is in place for segregation of waste at source in all our facilities. Waste management at Infosys is based on the principle of “Reduce, Recycle and Reuse.”

Management review

The Environmental Management System, and plans for process improvement, prevention of non-conformances, introduction of new tools, technologies, and new processes / major process changes shall be reviewed by a Steering Committee once every six months, to examine their suitability and effectiveness in achieving environmental objectives and targets in line with the Environmental Policy.

The reviews shall also address provision of necessary management support, besides adequacy of resources and funding. Such reviews and decisions are recorded.

The environmental policy is reviewed annually for its applicability to the current business scenario. The action items from the management review are recorded and followed up to closure. Inputs to the review include:

•	Progress on environmental objectives and targets

•	Analysis of internal and external feedback / complaints, if any

•	Status of Environmental Management Programme

•	Status of pilot efforts towards environmental conservation

•	Summary of audits

•	Status on environmental legal compliance

Environment policy | 135

Annual Report 2003 – 04

Focused groups consisting of members from the steering committee and other senior personnel may be created to oversee specific initiatives if any and take appropriate actions / decisions.

Environment, Health & Safety (EHS)

Infosys is committed to maintaining high standards of environment management, and to providing a safe and healthy working environment for our employees, consultants and contractors.

We will meet mandated safety requirements as a minimum and strive to go beyond regulatory limitations to achieve excellence in safety and health performance. We shall also set our own high standards of operational processes and make our campuses safe workplaces for our employees.

Every employee of the company is responsible for safety. Employees are expected to report workplace hazards and incidents to the concerned officials and to contribute to finding and implementing solutions. Employees are prohibited from reporting to work under the influence of any illegal drugs and other substances.

The work environment is monitored and measured on a continual basis to check chemical content and pollution levels.

•	667 laboratory tests were conducted on drinking water across campuses during the year

•	108 tests were conducted to determine the quality of the recycled water

•	62 tests were conducted to test the air quality

Health clubs at all campuses

A health club culture prevails at every Infosys campus. 5,715 employees became members of the Infosys health clubs during the year and have made extensive use of the world-class facilities provided. Some of these facilities include fully equipped gymnasiums, aerobics, yoga, meditation and swimming. Tests conducted by medical experts who manage the health clubs prove that usage of these facilities result in good health and wellness.

Occupational injuries and illnesses

The Company will record and report every case of injury / illness of its employees, unless disability resulting from such injury / illness does not last through the day or does not require medical service other than minor first-aid treatment.

The Company, in its Facilities Department, will maintain a master log and summary of occupational injuries and illnesses.

Records of occupational injuries and illnesses will be kept on file in the Facilities Department and will be made available for review at any time for a period of three years.

Environmental best practices in our campuses around the world

Environmental best practices from our various campuses around the world are reported and shared within the Company on a quarterly basis. Best practices could include, but not be limited to, the following:

•	Building environmental awareness

•	Campaigns for recycling of toner cartridges, e-waste and non-biodegradable solids

•	Donation of computers to schools

•	Tree planting

•	Conservation and reuse of water

•	Smoking cessation in the workplace in a staggered manner

•	Waste reduction

•	ISO 14001 Audit

•	Institution of Infosys awards for suppliers

Environmental excellence in our communities

Our commitment to environmental excellence is not confined to our operations and workplace only. Infosys is actively involved in improving the environment, health and safety of our local communities. Such involvement would include the following activities:

•	Donation of waste paper to social welfare organizations

•	Donation of ambulances, traffic control vehicles, traffic lights, road signs, timers, etc. for traffic management

•	Donation of used PCs to schools

•	Sponsorship for community improvement initiatives

•	Road improvement initiatives

136 | Environment policy

Annual Report 2003 – 04

Financial statements

Financial statements (unaudited)
prepared in substantial compliance
with GAAP requirements of various
countries and reports of compliance
with the respective corporate
governance standards

Over the past decade, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company, committed to the highest standards of disclosure, we voluntarily provide unaudited financial statements prepared in substantial compliance with the GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, besides those of the US and India (which information appears separately elsewhere). The financial statements are in the respective national languages of these countries.

Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on compliance with these standards in the respective national languages of these countries.

The unaudited consolidated profit & loss accounts and balance sheets have been prepared by converting the various financial parameters, reported in the audited income statement of Infosys (according to the consolidated Indian GAAP financial statements), into the respective currencies of the above countries. In addition, adjustments have been made for differences, if any, in accounting principles, and in formats, between India and these countries.

The summary financial information provided in this section does not contain sufficient information to allow full understanding of the results or the state of affairs of the company. In the event of a conflict in interpretation, the “Audited Indian GAAP financial statements” section and the “Corporate governance report” of the Annual Report should be considered. The Infosys management cautions investors that these reports are provided only as additional information to our global investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these financial statements or data.

| 137

Annual Report 2003 – 04

Corporate governance report – Australia, Canada, France, Germany, Japan and
United Kingdom

Australia

“Good corporate governance structures encourage companies to create value (through entrepreneurism, innovation, development and exploration) and provide accountability and control systems commensurate with the risks involved.”

– ASX Corporate Governance Council – “Principles of good corporate governance and best practices recommendations”

The Australian Stock Exchange (ASX) Corporate Governance Council was formed on August 15, 2002 to develop and deliver an industry-wide, supportable framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The council published its “principles of good corporate governance and best practice recommendations” in March 2003. The recommendations of the council are not mandatory in nature and are provided as a guidance only.

The council proposed 10 core principles which it believes underlie good corporate governance. Your company complies substantially with all recommendations made by the council, except the following:

1.
Recommendation 2.2 – The Chairperson should be an independent director – The chairman of the board is an executive director. The board of the company consists of seven executive directors and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only.

2.
Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements – The company is not listed in the Australian Stock Exchange. However, the company has established necessary policies and procedures to ensure that the company announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

Canada

“We believe that good governance contributes to good performance.”

– Final report, joint committee on corporate governance, November 2001.

The joint committee on corporate governance was established by the Canadian Institute of Chartered Accountants (CICA), the Canadian Venture Exchange (CDNX) and the Toronto Stock Exchange (TSE) to study various aspects of corporate governance. The committee submitted its final report – Beyond compliance: building a governance culture in November 2001.

The committee made several recommendations. Your company complies substantially with all recommendations made by the committee, except the following:

1.
Recommendation 4 – Regular assessments of the effectiveness of the board and its committees, as well as the contribution of individual directors – The compensation committee of the board consists of independent directors. The compensation committee reviews the performance of all the executive directors on a quarterly basis based on detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the company. The performance of the independent directors is reviewed by the full board, on a regular basis. The nominations committee recommends size and composition of the board and its committees, establishes procedures for the nomination process, and recommends candidates for election to the board and its committees.

2.
Recommendation 6 – Selecting the CEO and succession planning – At present, the succession planning of the CEO is not delegated to the “independent board leader”. The chairman reviews succession planning and management development with the full board from time to time.

France

Principes de gouvernance d’entreprise applicables aux sociétés cotées – Octobre 2003

Les principes de gouvernance d’entreprise applicables aux sociétés cotées reposent sur les rapports Viénot parus en juillet 1995 et juillet 1999 et sur le rapport Bouton paru en septembre 2002. Cet ensemble de recommandations a été élaboré par des comités comprenant des dirigeants de sociétés cotées françaises, à la demande de l’Association Française des Entreprises Privées (AFEP) et du Mouvement des Entreprises de France (MEDEF). Ce travail impliquant les dirigeants des principales entreprises françaises répond aux recommandations de la Commission Européenne sur la gouvernance d’entreprise et le droit des affaires, qui préconise que chaque Etat-membre établisse un code de bonne conduite, que les sociétés doivent s’engager à respecter. A défaut de respecter les recommandations proposées, les sociétés doivent détailler les manquements aux-dites recommandations et les justifier.

Ce rapport a défini un certain nombre de recommandations. Votre société respecte en substance l’ensemble des recommandations, à l’exception de celles identifiées ci-après :

Recommandation 7 – Représentation de certains groupes ou intérêts au Conseil d’administration. Aucun représentant de salariés, d’actionnaires minoritaires ou d’autres groupes d’intérêts n’occupe à ce jour de siège au Conseil d’administration de la société. Actuellement, le Conseil d’administration est composé de 15 membres, dont 7 sont dirigeants exécutifs et 8 sont indépendants.

Recommandation 12 – Durée du mandat des membres du Conseil d’administration. Conformément à la Loi actuellement en vigueur en Inde, un tiers des administrateurs doivent démissionner lors de chaque assemblée générale annuelle. Toutefois, ils peuvent être ré-élus à leur poste sur proposition du Comité des nominations et du Conseil d’administration. Le nombre d’actions détenus par les administrateurs dont la réélection est proposée, ainsi que des informations sur les stock-options attribuées aux salariés-clé de la société, est exposé dans le rapport annuel, mais n’est pas présenté dans un rapport spécial accompagnant les différentes résolutions proposées à l’assemblée générale. Le rapport annuel est envoyé à tous les actionnaires 21 jours avant la tenue de l’assemblée générale annuelle.

Germany

(deutscher Corporate Governance Kodex in der Fassung vom 21. Mai 2003)

Der deutsche Corporate Governance Kodex repräsentiert ein Regelungswerk für Vorstände und Aufsichtsrat von in Deutschland börsennotierten Gesellschaften. Die Regeln haben zum Ziel das deutsche Corporate Governance System transparenter und verständlicher zu machen. Zweck ist, für das Vertrauen der internationalen und nationalen Investoren, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Vorstände und Aufsichtsräte börsennotierter Unternehmen zu werben.

138 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Dieser Bericht hat einige Empfehlungen ausgesprochen. Ihr Unternehmen wendet die Empfehlungen der Regierungskommission im Wesentlichen mit folgenden Ausnahmen an:

1.
Empfehlung 3, 4 und 5 – Das duale System der Unternehmensorgane – Das Unternehmen hat ein einstufiges Verwaltungsorgan welches sowohl mit unternehmerischen Befugnissen als auch der Befugnis zur Überwachung ausgestattet ist. Zur Zeit besteht das Organ aus 15 unabhängigen Direktoren davon 7 leitende und 8 nicht-leitende Angestellte. Das Unternehmensorgan ist ausschließlich mit unabhängigen Direktoren besetzt.

2.
Empfehlung 6.2 – Veröffentlichung von Erwerben und Veräußerungen von wesentlichen Anteilen am Unternehmen – Entsprechend der Übernahmeregelungen der Securities and Exchange Board of India (SEBI), sollen Anteilseigner die mehr als 5% am Eigenkapital der Gesellschaft halten, das Unternehmen informieren sobald die Grenze erreicht ist. Nach Erhalt dieser Information hat die Gesellschaft umgehend die Börse zu unterrichten, an der sie gelistet ist.

United Kingdom

The combined code on corporate governance – July 2003 The combined code on corporate governance supersedes and replaces the Combined Code issued by the Hampel Committee on Corporate Governance in June 1998. It derives from a review of the role and effectiveness of non-executive directors by Derek Higgs and a review of audit committees by a group led by Sir Robert Smith. It is intended that this new Code will apply for reporting years beginning on or after 1 November 2003.

Your company substantially complies with all recommendations of the combined code except for the following:

1.
Code A2.2 – A chief executive should not go on to become chairman of the same company – N. R. Narayana Murthy is the Chairman and Chief Mentor of the company, at present. He was the Chief Executive Officer of the company till March 31, 2002.

2.
Code D1 – Dialogue with institutional investors – The company has in place a communication policy addressed to the needs of all investors. The company communicates to investors through various forums, both its long-term and short-term plans and strategies. As a policy, the company does not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.

3.
Code D2.1 – Voting in shareholders meetings – Under Indian law, voting on a resolution in the annual general meeting is by show of hands, unless a poll is demanded by a member or members present in person or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution, or by those holding an aggregate paid up capital of at least Rs. 50,000. However, the company, as an informal mechanism, uses the postal ballot procedure for all the resolutions to be passed by the members and intends to announce the results of the poll, before the formal procedure for passing a resolution by members in the meeting.

Japan

Financial statements (unaudited) – Various countries’ GAAP | 139

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of Australia

Consolidated statement of financial position of Infosys Technologies Limited as at March 31,

in Australian dollars
	2004	2003

CURRENT ASSETS
Cash	579,213,449	588,093,576
Receivables	195,571,900	181,092,877
Investments	283,221,255	–
Other	15,062,305	75,188,547

TOTAL CURRENT ASSETS	1,073,068,909	844,375,000

NON-CURRENT ASSETS
Receivables	–	–
Investments	612,429	7,314,944
Property, plant and equipment	309,774,842	260,872,905
Intangibles	–	10,736,732
Other	31,010,947	40,160,615

TOTAL NON-CURRENT ASSETS	341,398,218	319,085,196

TOTAL ASSETS	1,414,467,127	1,163,460,196

CURRENT LIABILITIES
Trade creditors	1,239,868	705,307
Unearned revenues	19,168,418	21,909,916
Provisions	385,842,089	124,277,235

TOTAL CURRENT LIABILITIES	406,250,375	146,892,458

NON-CURRENT LIABILITIES
Borrowings	–	–
TOTAL NON-CURRENT LIABILITIES	–	–

TOTAL LIABILITIES	406,250,375	146,892,458

NET ASSETS	1,008,216,752	1,016,567,738

PREFERRED SHARES ISSUED BY SUBSIDIARY	28,087,662	17,108,939

SHAREHOLDERS’ EQUITY
Share capital	13,069,730	13,007,113
Reserves	967,059,360	986,451,686

TOTAL SHAREHOLDERS’ EQUITY	980,129,090	999,458,799

NET LIABILITIES	1,008,216,752	1,016,567,738

140 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of Australia

Consolidated statement of financial performance of Infosys Technologies Limited for the year ended March 31,

in Australian dollars
	2004	2003

Operating revenue	1,563,036,944	1,369,926,794

Operating profit before income tax	465,616,781	427,203,514
Income tax expense / (benefit) attributable to Operating profit	73,036,944	73,901,903

Operating profit after income tax	392,579,837	353,301,611
Outside equity interests in operating profit after income tax	–	–

Operating profit after income tax attributable to members of Infosys Technologies Limited	392,579,837	353,301,611
Dividend on preferred stock	–	–
Retained profits at the beginning of the financial year	–	–
Aggregate of amounts transferred from reserves	–	–

Total available for appropriation	392,579,837	353,301,611
Dividends provided for or paid	304,621,165	69,952,416
Aggregate of amounts transferred to reserves	87,958,672	283,349,195

Basic earnings per share	5.98	5.39
Diluted earnings per share	5.88	5.31

Note:

1.   The company’s financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders’ equity at an average rate for the year. The difference arising on translation is shown under reserves.

2. Exchange rates used:	2004	2003

Average exchange rate used	1 AUD = Rs. 31.94	1 AUD = Rs. 27.32
Closing exchange rate used	1 AUD = Rs. 33.31	1 AUD = Rs. 28.64

3. Reconciliation between Indian GAAP and Australian GAAP statements:	in Australian dollars
	2004	2003

Net income as per consolidated Indian GAAP financial statements in Rs.	12,436,300,000	9,547,700,000
Net income as per Indian GAAP in Aus $	389,364,433	349,476,574
Add: Provision for deferred taxes	(1,797,120)	(329,429)
Provision for investments – OnMobile Systems Inc.	–	3,275,988
Gains on forward foreign exchange contracts	5,012,524	878,478
Net income as per Australian GAAP	392,579,837	353,301,611

Financial statements (unaudited) – Various countries’ GAAP | 141

Annual Report 2003 – 04

Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated balance sheet (unaudited)

in Canadian dollars
March 31	2004	2003

ASSETS
Current assets
Cash and cash equivalents	572,510,386	520,971,234
Accounts receivable	193,308,605	160,423,755
Inventories	–	–
Prepaid expenses and other assets	14,887,993	66,606,867

	780,706,984	748,001,856
Property, plant and equipment	306,189,911	240,609,341
Investments	280,548,961	6,480,049
Future income taxes	11,860,534	11,385,710
Other assets	18,791,533	24,191,154

	1,398,097,923	1,030,668,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,225,519	624,807
Accrued liabilities	362,032,641	105,375,812
Current portion of long-term obligations	–	–
Advances received from clients	19,344,214	4,716,981
Unearned revenue	18,946,587	19,409,217

	401,548,961	130,126,817
Long-term obligations	–	–

	401,548,9.61	130,126,817
Preferred shares issued by subsidiary	27,762,611	15,156,202
Share capital
Common shares – 66,641,056 outstanding	12,436,777	12,377,849
(2003 – 66,243,078 outstanding)	159,386,004	123,419,593
Additional paid-in capital
Accumulated foreign currency translation adjustment	(116,709,699)	(81,310,134)
Retained earnings	913,673,269	830,897,783

	1,398,097,923	1,030,668,110

142 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated statement of earnings and retained earnings (unaudited)

in Canadian dollars
Year ended March 31	2004	2003

Sales	1,429,861,520	1,162,932,907
Cost of sales	817,737,183	643,226,837

Gross margin	612,124,337	519,706,070
EXPENSES
Selling, general and administration expenses	212,165,586	174,888,179

Income from operations	399,958,751	344,817,891
Provision for investments	(2,849,146)	(4,734,824)
Interest and other income	41,069,534	32,798,722
Interest expense	–	–

Earnings before income taxes	438,179,139	372,881,789
Provision for income taxes	68,733,058	64,504,792

Net earnings	369,446,081	308,376,997
Cash dividend declared	286,670,595	61,057,508

	82,775,486	247,319,489
Retained earnings, beginning of the year	830,897,783	583,578,294
Adjustment on deconsolidation of subsidiary	–	–
Capitalization of profits	–	–

Retained earnings, end of the year	913,673,269	830,897,783

EARNINGS PER SHARE
Net earnings
Basic	5.62	4.70
Fully diluted	5.53	4.64
Weighted average number of shares
Basic	65,695,077	65,571,002
Fully diluted	66,791,559	66,479,009

Note:

1.
The company’s financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders’ equity at an average rate for the year. The difference arising on translation is shown under accumulated foreign currency translation adjustment.

2. Exchange rate used:	2004	2003

Average exchange rate used	1 CAD = Rs. 33.94	1 CAD = Rs. 31.30
Closing exchange rate used	1 CAD = Rs. 33.70	1 CAD = Rs. 32.33

3. Reconciliation between Indian GAAP and Canadian GAAP statements:	In Canadian dollars
	2004	2003

Net income as per consolidated Indian GAAP financial statements in Rs.	12,436,300,000	9,547,700,000
Net income as per Indian GAAP in Canadian dollars	366,420,153	305,038,339
Add: Provision for future income taxes	(1,691,220)	(287,540)
Provisions for investments – OnMobile Systems Inc.	–	2,859,425
Gains on forward foreign exchange contracts	4,717,148	766,773
Net earnings as per Canadian GAAP	369,446,081	308,376,997

Financial statements (unaudited) – Various countries’ GAAP | 143

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of France

Compte de résultat consolidé non audité d’Infosys Technologies Ltd pour les exercices clos les 31 mars en Euros
	2004	2003

	Non audité	Non audité

Produits d’exploitation
Vente de marchandises	–	–
Production vendue (services)	900,361,781	751,130,830

Chiffre d’affaires, net	900,361,781	751,130,830

Production stockée	–	–
Production immobilisée	–	–
Subventions d’exploitation	–	–
Reprises sur amortissements, provisions et transfert de charges	–	–
Autres produits	–	–

Total des produits d’exploitation (I)	900,361,781	751,130,830

Charges d’exploitation
Achat de marchandises	2,990,724	2,703,260
Variation de stocks des biens achetés	–	–
Achat de matières premières et autres approvisionnements	–	–
Variations de stocks de matières premières et approvisionnements	–	–
Autres achats et charges externes	–	–
Salaires et traitements	452,027,829	346,180,355
Dotations aux amortissements et aux provisions	–	–
Sur immobilisations: Dotation aux amortissements	43,920,223	39,277,755
Sur immobilisations: Dotations aux provisions	–	–
Sur actif circulant: Dotations aux provisions	–	–
Pour risques et charges: dotation sur provisions	–	–
Autres charges	149,575,139	140,253,818

Total des charges d’exploitation (II)	648,513,915	528,415,188

Résultat d’exploitation (I-II)	251,847,866	222,715,642

Quotes-parts de résultat sur opérations faites en commun:
Bénéfice attribué ou perte transférée (III)	–	–
Perte attribuée ou bénéfices transférés (IV)	–	–
Produits financiers
De participations	–	–
D’autres valeurs mobilières	–	–
Intérêts et produits similaires	25,860,853	21,184,482
Reprises sur provisions et transfert de charges	–	–
Différences positives de change	–	–
Produits nets sur cessions de valeurs mobilières de placement	–	–

Total des produits financiers (V)	25,860,853	21,184,482

Charges financières
Dotations aux amortissements et aux provisions	1,794,063	3,058,192
Intérêt et charges similaires	–	–
Différences négatives de change	–	–
Charges nettes sur cessions de valeurs mobilières de placement	–	–

Total des charges financières (VI)	1,794,063	3,058,192

Résultat financier (V-VI)	24,066,790	18,126,290
Résultat courant avant impôts (I-II + III-IV + V-VI)	275,914,656	240,841,932

144 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of France

en Euros
	2004	2003

	Non audité	Non audité
Produits exceptionnels
Sur opérations de gestion	–	–
Sur opérations en capital	–	–
Reprises sur provisions et transferts de charges	–	–

Total des produits exceptionnels (VII)	–	–

Charges exceptionnelles
Sur opérations de gestion	–	–
Sur opérations en capital	–	–
Dotations aux amortissements et aux provisions	–	–

Total des charges exceptionnelles (VIII)	–	–

Résultat exceptionnel (VII-VIII)	–	–
Participation des salariés aux fruits de l’expansion (IX)	–	–
Impôt sur les bénéfices (X)	43,280,148	41,663,228
Amortissement de l’écart d’acquisition	–
Total des produits (I + III + V + VII)	926,222,634	772,315,312
Total des charges (II + IV + VI + VII + IX + X)	693,588,126	573,136,608
Dividendes préciputaires	–	–
Participation à la perte de filiales déconsolidées	–	–
Bénéfice ou perte	232,634,508	199,178,704

Note:

1.	Conversion en monnaie étrangère

Les états financiers de la société sont préparés en roupies indiennes. Ces états financiers ont été convertis en utilisant les taux moyen mensuels de l’année pour le compte de résultat; les actifs et passifs circulants, les immobilisations, les emprunts à long terme et accroissements des fonds propres sont convertis au taux de clôture et les placements à long terme sont calculés sur la base des cours historiques. La différence provenant des conversions est enregistrée sous la rubrique Réserves.

2. Taux de change utilisé	2004	2003

Taux moyen de change utilisé	1 Euro (€) = Rs. 53.90	1 Euro (€) = Rs. 48.46
Taux de change de clôture utilisé	1 Euro (€) = Rs. 53.77	1 Euro (€) = Rs. 51.40

3. Rapprochement entre les états financiers établis selon les principes comptables indiens et français (non audité)		en Euros
	2004	2003

Résultat net selon les principes comptables indiens en Rs.	12,436,300,000	9,547,700,000
Résultat net selon les principes comptables indiens en €	230,729,128	197,022,286
Provision pour investissements – OnMobile Systems Inc.	–	1,846,884
Addition des provisions pour impôts différés	(1,064,935)	(185,720)
Résultat sur opérations de couverture de change	2,970,315	495,254
Résultat net selon les principes comptables français	232,634,508	199,178,704

Financial statements (unaudited) – Various countries’ GAAP | 145

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of France

Bilan consolidé d’Infosys Technologies Ltd au 31 mars

en Euros
	2004 (non audité)		2003 (non audité)
Actif	Brut	Amortissements	Net	Net
		ou Provisions

Actif immobilisé
Immobilisations incorporelles
Frais d’établissement	–	–	–	–
Frais de recherche et développement	–	–	–	–
Fonds comercial	–	–	–	–
Ecart d’acquisition	7,535,801	–	7,535,801	–
Autres	7,837,084	7,837,084	–	5,982,490
Avances et acomptes	–	–	–	–

	15,372,885	7,837,084	7,535,801	5,982,490
Immobilisations corporelles
Terrains	17,275,432	37,195	17,238,237	9,198,444
Constructions	85,477,032	14,965,594	70,511,438	65,062,257
Installations techniques, matériel	138,588,432	99,616,887	38,971,545	35,252,918
Autres immobilisations corporelles	47,108,053	28,155,105	18,952,948	20,787,937
Immobilisations corporelles en cours	38,692,580	–	38,692,580	15,056,420
Avances et acomptes versés	–	–	–	–

	327,141,529	142,774,781	184,366,748	145,357,976
Immobilisations financières
Titres immobilisés de l’activité de portefeuille	–	–	–	–
Autres participations	–	–	–	–
Créances rattachées à des participations	–	–	–	–
Autres titres immobilisés	379,393	–	379,393	4,075,875
Prêts aux salariés	11,675,704	–	11,675,704	15,102,641
Autres	–	–	–	–

	12,055,097	–	12,055,097	19,178,516

Total de l’actif immobilisé (I)	354,569,511	150,611,865	203,957,646	170,518,982

Actif circulant
Stocks et en-cours
Matières premières et autres
approvisionnements	–	–	–	–
En cours de production (biens)	–	–	–	–
En cours de production (services)	–	–	–	–
Produits intermédiaires et finis	–	–	–	–
Marchandises	–	–	–	–
	–	–	–	–
Prêts aux employés	10,591,359	–	10,591,359	11,442,106
Créances
Créances clients et comptes rattachés	124,731,263	3,576,344	121,154,919	100,904,669
Autres créances	–	–	–	–
Capital souscrit-appelé, non versé	–	–	–	–
Valeurs mobilières de placement	175,452,855	–	175,452,855	–
Disponibilités	358,817,184	–	358,817,184	327,684,825

Total d’actif circulant (II)	669,592,661	3,576,344	666,016,317	440,031,600
Charges constatées d’avance	–	–	–	30,566,148
Impôts différés (III)	7,433,513	–	7,433,513	7,161,479
Primes de remboursement des obligations (IV)	–	–	–	–
Ecart de conversion actif (V)	–	–	–	–

Total Général (I + II + III + IV + V)	1,028,625,370	154,188,209	877,407,476	648,278,209

146 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of France

en Euros
Passif	2004	2003
	(non audité)	(non audité)

Capitaux propres
Capital social	7,903,254	7,866,148
Primes d’émission (de fusion, d’apport)	102,709,217	80,061,722
Ecart de réévaluation	–	–
Réserves (bénéfices non distribués)
Réserve légale	–	–
Réserves statutaires	–	–
Réserves réglementées	–	–
Autres réserves	386,821,200	368,312,255
Ecart de conversion	(122,887,595)	(98,521,943)
Report à nouveau	–	–
Résultat de l’exercice (Bénéfice ou perte)	232,634,508	199,178,704
Subventions d’investissement	–	–
Provisions réglementées	–	–

Total des capitaux propres (I)	607,180,584	556,896,886
Intérêts minoritaires	–	–
Bénéfice provenant de participation subordonnée	–	–
Avances et acomptes conditionnels	–	–

Total des autres capitaux propres (II)	–	–
Actions privilégiées convertibles émises par une filiale (III)	17,400,037	9,533,074
Provisions
Provision pour risques	–	–
Provisions pour charges	–	–
Total des provisions (IV)	–	–

Dettes
Dettes financières
Emprunts obligatoires convertibles	–	–
Autres emprunts obligatoires	–	–
Emprunts et dettes auprès d’établissements
de crédit	–	–
Emprunts et dettes financiers divers	–	–
Avances et acomptes reçus sur commande en cours	23,998,512	15,175,097
Dettes d’exploitation
Dettes fournisseurs et comptes rattachés	768,086	392,996
Dettes fiscales et sociales	–	–
Autres dettes
Dettes sur immobilisations et comptes rattachés	–	–
Autres dettes	226,901,618	66,280,156
Produits constatés d’avance	1,158,639	–

Total des dettes (V)	252,826,855	81,848,249
Ecart de conversion passif (VI)	–	–

Total Général (I + II + III + IV+V+VI)	877,407,476	648,278,209

Financial statements (unaudited) – Various countries’ GAAP | 147

Annual Report 2003 – 04

Jahresabschluss erarbeitet in wesentlicher Übereinstimmung mit den Grundsätzen einer ordnungsgemäßen Buchführung (GAAP) verschiedener Länder – Deutschland (untestiert)

Konzern-Gewinn- und Verlustrechnung der Infosys Technologies Limited für die Zeit vom 1. April 2003 bis zum 31. März 2004

Euro
	2004	2003

Umsatzerlöse	900,361,781	751,130,830
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	514,916,512	415,456,046

Bruttoergebnis vom Umsatz	385,445,269	335,674,784
Vertriebskosten	(82,452,690)	(56,073,050)
Allgemeine Verwaltungskosten	(51,144,712)	(56,886,092)
Zinsen und ähnliche Erträge	25,860,853	21,184,482
Abschreibungen auf Finanzanlagen	(1,794,063)	(3,058,192)

Ergebnis der gewöhnlichen Geschäftstätigkeit	275,914,657	240,841,932
Steuern vom Einkommen und vom Ertrag	43,280,148	41,663,228

Jahresüberschuss	232,634,509	199,178,704

Einstellung in den Gewinnrücklagen	52,122,449	159,742,055
Dividenden an Aktionäre	180,512,060	39,436,649
Bilanzgewinn	–	–

Anmerkungen:

1. Umrechnung von Auslandswährungen

Die Unternehmensbilanz wird in der Berichtswährung der indischen Rupie ausgedrückt. Diese Bilanz wurde erstellt durch die Umrechnung der Einnahmen und Ausgaben zum Jahresdurchschnittskurs; Umlaufvermögen, kurzfristigen Verbindlichkeiten, Grundstücke, Maschinen und Anlagen und langfristigen Verbindlichkeiten sowie Erhöhungen des Eigenkapitals zum Jahresendkurs, dauerhafte Investitionen zum Umrechnungskurs zum Zeitpunht der Investition. Die Währungsumrechnungsdifferenz wird unter den Gewinnrücklagen ausgewiesen

2. Verwendete Wechselkurse
	2004	2003

Verwendeter durchschnittlicher Wechselkurs	1 Euro = Rs. 53,90	1 Euro = Rs. 48,46
Verwendeter Jahresendwechselkurs	1 Euro = Rs. 53,77	1 Euro = Rs. 51,40

3. Abgleich zwischen den Abschlüssen nach indischen GAAP und deutschen GAAP (Euro):
	2004	2003

Jahresüberschuss nach indischen GAAP in Rs.	12,436,300,000	9,547,700,000
Jahresüberschuss nach indischen GAAP in Euro	230,729,128	197,022,286
Abzüglich:
Rückstellungen für Steuern	(1,064,935)	(185,720)
Zuzüglich:
Gewinn aus Devisentermingeschäften	2,970,316	495,254
Abschreibungen auf Finanzanlagen – OnMobile Systems Inc.	–	1,846,884

Gewinn für das Geschäftsjahr nach deutschen GAAP	232,634,509	199,178,704

148 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Konzernbilanz für Infosys Technologies Limited zum 31. März 2004

Euro
	2004	2003

AKTIVA
Immaterielle Vermögensgegenstände	–	5,982,490
Sachanlagen	191,902,548	145,357,977
Finanzanlagen	175,832,248	4,075,875

Anlagevermögen	367,734,796	155,416,342
Forderungen aus Lieferungen und Leistungen	121,154,919	100,904,669
Sonstige Forderungen und sonstige Vermögensgegenstände	9,330,953	41,894,942
Kassenbestand, Guthaben bei Kreditinstituten	358,817,185	327,684,825

Umlaufvermögen	489,303,057	470,484,436
Aktiver Rechnungsabgrenzungsposten einschl. latenter Steuern	19,210,985	22,377,432

Aktiva gesamt	876,248,838	648,278,210

PASSIVA
Gezeichnetes Kapital	7,903,255	7,866,148
Kapitalrücklage	102,709,217	80,061,722
Gewinnrücklagen	496,568,113	468,969,017
Anteile anderer Gesellschafter	17,400,037	9,533,074

Eigenkapital	624,580,622	566,429,961
Sonstige Rückstellungen	226,901,618	66,280,156
Verbindlichkeiten aus Lieferungen und Leistungen	768,086	392,996
Sonstige Verbindlichkeiten	12,123,861	2,966,926
Verbindlichkeiten	12,891,947	3,359,922
Passiver Rechnungsabgrenzungsposten	11,874,651	12,208,171

Passiva gesamt	876,248,838	648,278,210

Financial statements (unaudited) – Various countries’ GAAP | 149

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of Japan

150 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of Japan

連結貸借対照表

インフォシス テクノロジーズ リミテッドおよび子会社、2004年3月31日現在

in Japanese Yen

	2004	2003
資産		
流動資産：		
現金および現金等価物	45,926,208,046	42,425,692,695
短期投資有価証券	–	–
売掛金	15,507,022,138	13,064,231,738
棚卸資産	–	–
その他流動資産	1,194,299,829	5,424,181,360
流動資産計	62,627,530,012	60,914,105,793
投資およびその他前渡金：		
投資有価証券およびその他	22,505,355,868	527,707,809
投資および前渡金計	22,505,355,868	527,707,809
有形固定資産、純額		
建物および構築物	10,940,490,359	9,711,083,123
機械および装置	17,738,395,620	14,981,360,202
備品および車両	6,029,516,782	5,273,047,859
	34,708,402,761	29,965,491,184
流動負債：		
短期銀行借入金	–	–
前受収益	1,519,876,220	1,580,604,534
買掛金	98,309,926	50,881,612
未払費用	10,799,333,492	6,161,964,736
その他流動負債	19,794,334,682	2,803,526,448
流動負債計	32,211,854,320	10,596,977,330
長期負債	–	–
子会社が発行する優先株	2,227,088,790	1,234,256,925
契約債務および偶発債務（下記注記参照のこと）	–	–
資本：		
普通株、額面円 1株当たり 承認済: 100,000,000 株、2003年および2004年3月31日 発行済: 66,641,056 株および66,243,078 株、2003年および2004年3月31日	1,038,358,210	1,033,451,439
払込準備金	13,157,688,011	10,183,693,899
法定準備金	–	–
利益剰余金	72,008,393,905	65,115,852,198
為替換算調整額/四捨五入	(8,489,372,285)	(4,230,982,421)
資本計	77,715,067,841	72,102,015,114
負債・資本計	112,154,010,952	83,933,249,371

Financial statements (unaudited) – Various countries’ GAAP | 151

Annual Report 2003 – 04

Financial statements prepared in substantial compliance with GAAP requirements of Japan

株式資本金:	*in Japanese Yen*
期首残高	1,033,451,439
増加	4,906,771
計	1,038,358,210
払込剰余金:	
期首残高	10,183,693,899
増加	2,994,847,890
四捨五入	(20,853,778)
計	13,157,688,011
資本的契約債務:	
資本的契約	4,595,096,406
保証	213,520,590
LCs	–
IT クレーム	107,831,469
計	4,916,448,465
資本	
期末換算レート	
円貨残高	
円貨実際額

152 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Summary financial statements prepared in substantial compliance with GAAP requirements of the United Kingdom

Consolidated balance sheet of Infosys Technologies Limited as at 31 March (unaudited)

in £
	2004	2003

Fixed assets
Intangible assets	5,032,290	4,108,765
Tangible fixed assets	123,117,238	99,831,641
Investments	117,418,033	2,799,305

	245,567,561	106,739,711

Current assets
Debtors	80,905,365	69,301,176
Net deferred tax assets	4,963,984	4,918,493
Prepayments and accrued income	12,820,417	39,023,250
Cash at bank and in hand	239,612,519	225,053,447

	338,302,285	338,296,366
Creditors – amounts falling due within one year
Trade Creditors	(512,916)	(269,909)
Accruals and deferred income	(16,025,832)	(10,422,234)
Dividend	(95,177,596)	(12,834,046)

	(111,716,344)	(23,526,189)

Net current assets	226,585,941	314,770,177

Total assets less current liabilities	472,153,502	421,509,888
Provisions for liabilities and charges	(56,343,766)	(32,687,066)

Net assets	415,809,736	388,822,822

Capital and reserves Called-up share capital	5,281,493	5,255,859
Share premium account	66,366,906	50,720,917
Profit and loss account	332,541,865	326,298,745

Shareholders’ funds – equity	404,190,264	382,275,521
Non-equity shareholder’s funds – Preferred shares issued by subsidiary	11,619,472	6,547,301

Shareholders’ funds	415,809,736	388,822,822

Financial statements (unaudited) – Various countries’ GAAP | 153

Annual Report 2003 – 04

Summary financial statements prepared in substantial compliance with GAAP requirements of the United Kingdom

Consolidated profit and loss account of Infosys Technologies Limited for the year ended 31 March (unaudited)

in £
	2004	2003

Turnover	622,013,586	484,878,114
Operating expenses	448,024,865	341,108,299

Operating profit	173,988,721	143,769,815
Interest receivable	15,813,894	13,355,535
Amounts written off investments	(1,239,426)	(1,974,157)

Profit on ordinary activities before taxation	188,563,189	155,151,193
Taxation on profit on ordinary activities	29,164,317	26,775,010

Profit on ordinary activities after taxation	159,398,872	128,376,183
Dividends	124,706,486	25,457,574

Retained profits for the financial year	34,692,386	102,918,609

Earnings per ordinary share:
Basic	2.43	1.96
Diluted	2.39	1.93

Note:

1.
The company’s financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year and current assets, current liabilities, fixed assets and long-term borrowings at the year-end rate. The difference arising on translation is shown under profit and loss account.

2.	Exchange rates used:

	2004	2003

Average exchange rate used	1£= Rs. 78.02	1£= Rs. 75.07
Closing exchange rate used	1£= Rs. 80.52	1£= Rs. 74.84

3. Reconciliation between Indian GAAP and UK GAAP statements:			in £
		2004	2003

Profit after tax as per consolidated Indian GAAP financial statements in Rs.		12,436,300,000	9,547,700,000
Profit after tax as per Indian GAAP in £		159,398,872	127,183,962
Add:	Provision for deferred taxes	–	–
	Provision for investments - OnMobile Systems Inc.	–	1,192,221

Profit after tax as per UK GAAP		159,398,872	128,376,183

154 | Financial statements (unaudited) – Various countries’ GAAP

Annual Report 2003 – 04

Notes

Infosys Technologies Limited

United States

Addison
15305 Dallas Parkway
Suite 210
Addison, TX 75001
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

Atlanta
400 Galleria Parkway
Suite 1490
Atlanta, GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

Bellevue
205 108th Avenue NE
Suite 550
Bellevue, WA 98004
Tel. : 1 425 452 5300
Fax : 1 425 452 8440

Berkeley Heights
Two Connell Drive
Suite 4100
Berkeley Heights
New Jersey 07922
Tel. : 1 908 286 3100
Fax : 1 908 286 3125

Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel. : 1 704 264 1536

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest, CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250
Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Livonia
39111 W Six Mile Road
Suite 120
Livonia, MI 48152
Tel. : 1 734 779 1629

Phoenix
10851 N Black Canyon Fwy
Suite 830
Phoenix, AZ 85029
Tel. : 1 602 944 4855
Fax : 1 602 944 4879

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
11951 Freedom Drive
13th Floor, Reston VA 20190
Tel. : 1 703 251 4425
Fax : 1 510 248 2084

Rochester
134 West University Drive
Suite 305
Rochester, MI 48307
Tel. : 1 248 608 2500
Fax : 1 248 608 2557

Belgium

Airport Boulevard Office Park
Bessenveldstraat 25
1831-Diegem, Belgium
Tel. : 32 2 716 4888
Fax : 32 2 716 4880

Canada

5140 Yonge Street
Suite 1400
Toronto, Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

China

Beijing Representative Office
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095 /
Fax : 86 10 6539 1060

France

12 Avenue de I’Arche
Faubourg de l’Arche
92419 Courbevoie Cedex
Paris
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Germany

TOPAS 1
Mergenthalerallee 77
65760 Eschborn/Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Liebknechtstrasse 33
D-70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Hong Kong

16F Cheung Kong Centre
2 Queen’s Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Italy

Via Torino 2
20123 Milano, Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Japan

Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius

II & III Floor
Hassamal Shopping Center
Corner Remono Street
& Queen Street
Rose Hill, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Scandinavia

Stureplan 4C, 4tr
114 35, Stockholm
Sweden
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland

Dreikönigstrasse 31A
8002 Zurich
Tel. : 41 1 208 3905
Fax : 41 1 208 3500

The Netherlands

Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

United Arab Emirates

Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone)
Sharjah
Tel. : 971 6 5571 068
Fax : 971 6 5571 056

United Kingdom

Emerald House
15 Lansdowne Road
Croydon, Surrey CR0 2BX
Tel. : 44 208 774 3300
Fax : 44 208 686 6631

3rd Floor, 288 Bishops Gate
London, EC2M 4QP
Tel. : 44 207 959 3029
Fax : 44 207 959 3089

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K-310, 1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591 / 92
Fax : 91 80 2553 0391

Bhubaneswar
Plot No. E/4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chennai
No.138
Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530 / 40
Fax : 91 44 2450 0390

Hyderabad
Survey No. 210
Manikonda Village
Lingampally
Rangareddy (Dist)
Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

Mohali
B 100, Industrial Area
Phase VIII, SAS Nagar
Mohali 160 059
Tel. : 91 172 509 0510
91 172 223 7191
Fax : 91 172 223 7193

Mumbai
85, ‘C’, Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350
Hebbal Electronics City
Hootagalli, Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Thiruvananthapuram
3rd Floor, Bhavani,
Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

Subsidiaries

Infosys Technologies
(Australia) Pty. Limited

Melbourne
Level 2 & 3, 484, St. Kilda Road
Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25 150
Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8650 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies
(Shanghai) Co. Ltd.
Bldg 24 & 25
PuDong Software Park
No. 498 Guo Shou Jing Road
PuDong New Area, Shanghai
China 201203
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Progeon Limited
Plot No. 26/3, 26/4 and 26/6
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 2658 8668
Fax : 91 80 2658 8676

Progeon SRO
4th Floor, 26, 28 & 30
Masarykova Street
Brno 60200
Czech Republic
Tel.: 420 731 146 275

Bankers

ICICI Bank Ltd.
Bank of America

Company Secretary

V. Balakrishnan

Auditors

Bharat S. Raut and Co.
Chartered Accountants

Independent Auditors

(US GAAP)
KPMG

Visit Infosys at

www.infosys.com

Call us at

within the U.S.
1 800 ITL INFO

outside the U.S.
91 80 2852 0261

Creative concept and design by Communication Design Group, Infosys.

Printed at Pragati Offset Pvt. Ltd., Hyderabad, India.

© 2004 Infosys Technologies Limited, Bangalore, India. Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.

Annual Report 2003 – 04

In the Directors’ Report dated April 13, 2004, your directors had stated that your company has applied to the Central Government under Section 212(8) of the Companies Act, 1956 for an exemption from attaching the audited accounts and other statements of the subsidiary, Infosys Technologies (Australia) Pty. Limited as the audited consolidated accounts of your company are being sent to the members. Since the Central Government approval is still awaited, the audited financial report of the said subsidiary is being sent herewith attached. In addition to this, as a measure of abundant caution , we have also attached the Balance Sheet and Profit and Loss Account of the subsidiary, adjusted to conform to the form and requirements set out in Part I and Part II of the Schedule VI to the Companies Act, 1956 with an auditors’ report from a firm of Chartered Accountants.

Directors’ report

Your directors present their report on Infosys Technologies Australia Pty Limited for the 9 months ended 31 March 2004.

On 2 January 2004, Expert Information Services Pty Limited changed its name to Infosys Technologies Australia Pty Limited (‘the Company’). During the period, the Company changed its financial year end to 31 March in order to synchronise with its foreign parent entity. The comparative information presented in this report is for the 12 month period ended 30 June 2003.

Directors

The following persons were directors of Infosys Technologies Australia Pty Limited during the financial period: Gary Ebeyan and Armen Kocharyan were directors for the whole of the financial period and continue in office at the date of this report.

The following directors were appointed on 2nd January and continue in office at the date of this report Dinesh Krishnaswamy (Chairman); Hema Ravichandar; Srinath Batni; Balakrishnan Venkataraman; Sriram Venkataraman; and Ananda Rao.

Principal activities

During the year the principal continuing activities of the entity consisted of the provision of information technology services including:

•	Custom Application Design and Development

•	Database Services

•	Enterprise IT Architecture and Consulting

•	Security Consulting

•	Support Services

•	Systems Integration

•	Enterprise Applications Integration

•	Workforce Planning and Management Consulting

No significant changes in the nature of the activities of the entity occurred during the year.

Significant changes in the state of affairs

On 2 January 2004 the share capital of Expert Information Services Pty Ltd was acquired by Infosys Technologies Limited (India). On 2 January 2004, Expert Information Services Pty Limited changed its name to Infosys Technologies Australia Pty Limited (‘the Company’). During the period, the Company changed its financial year end to 31 March in order to synchronise with its foreign parent entity. As part of the acquisition the staff Share Option scheme was terminated.

Matters subsequent to the end of the financial year

No other matter of circumstance has arisen since 31 March 2004 that has significantly affected, or may significantly affect:

(a)	the entity’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the entity’s state of affairs in future financial years

Likely developments and expected results of operations

Information on likely developments in the operations of the entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the entity.

Environmental regulation

The entity is not subject to any particular or significant environmental regulation.

Share options granted to directors and the most highly remunerated officers

No options were granted during the period

Shares under option

Set out below are summaries of options granted, exercised and lapsed under the plan in the 9 months ended 31 March 2004. Each option was convertible into one ordinary share.

Number of options
Exercise price	On issue at	Granted during	Exercised during	Lapsed during	On issue at
per share $	30 June 2003	the period	the period	the period	31 March 2004

1.00	460,620	–	32,134	428,486	–
2.10	345,643	–	–	345,643	–
3.50	330,120	–	–	330,120	–
4.00	118,060	–	–	118,060	–
4.50	221,170	–	–	221,170	–

	1,475,613		32,134	1,443,479	–

Dividends – Infosys Technologies Australia Pty. Ltd

Details of dividends in respect of the current year are as follows:

2004
$
Final ordinary dividend 2003 - 55 cents per fully
paid share paid on 10 September 2003	$5,559,878

Total dividends in respect of the year	$5,559,878

Review of operations

Infosys Australia is a leading provider of business driven technology solutions for the enterprise. We work with our clients in the spirit of partnership to assist them gain competitive advantage, achieve future growth and increased profitability. We deliver world-class solutions cost-effectively, predictably and in the shortest possible time, utilising outstanding local talent, backed by vast global capability, in-depth industry knowledge and technical excellence Infosys Australia has a client base of medium to large enterprises spanning various industry sectors. These corporate accounts have a high dependency on IT, and typically consist of companies with a revenue base of over $200 million.

Infosys Australia previously traded under the name of Expert Information Services Pty Ltd. The company ownership change on 2nd January 2004 when 100% of the shareholding was acquired by Infosys Technologies. Infosys Technologies is a world leader in consulting and information technology services, with over 23,000 employees in over 30 offices worldwide and is registered on both the Indian and US NASDAQ stock exchanges. At the time of acquisition the 360 existing Expert staff joined with 20 permanent Infosys staff and 200 short term Indian staff employed on temporary work visas. The company continues to actively recruit staff in the Australian market. Throughout these changes Infosys Australia has remained a thriving, growth business and now with the additional backing of the Infosys worldwide group is set to expand it market share with particular focus on large enterprises that can leverage the cost and operational benefits associated with the Universal Services Model or information technology outsourcing.
The results for the 9 month financial period ending 31 March 2004 show continued growth in revenue and staff recruitment. The gains have been achieved through repeat business, referrals and through the transfer of client accounts previously managed by Infosys Technologies.

All options issued under the Employee Option Plan lapsed on 17th December 2003 after the directors had given notice to the option holders in accordance with the terms of the Employee Option Plan, advising them of the intended sale of the business and providing the Optionholders with the right to either acquire shares or forfeit the options. All Optionholders elected to forfeit the options.

Shares issued on the exercise of options

Date Option Granted	Issue Price of share	Number of Shares Issued

18 December 2000	$1.00	3,094
18 December 2000	$1.00	14,520
18 December 2000	$1.00	14,520

		32,134

Insurance of officers

During the financial period, Expert Information Services Pty Ltd paid a premium of $15,488 to insure the directors and secretaries of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity.

Proceedings on behalf of company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the “rounding off” of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the Directors.
Melbourne, 7 April 2004

|  1

Annual Report 2003 – 04

Infosys Technologies Australia Pty. Limited (formerly Expert Information Services Pty. Limited)

Financial report – For the 9 months ended 31 March 2004

Statement of financial performance	Notes	9 months ended	12 months ended
For the 9 months ended 31 March 2004		31 March 2004	30 June 2003
		$ '000	$ '000

Revenue from ordinary activities	3	43,399	46,713
Borrowing costs	4	–	5
Labour Costs		32,992	31,468
Depreciation and amortisation expenses	4	331	980
Other expenses from ordinary activities		4,780	4,228

Profit from ordinary activities before income tax expense		5,296	10,032
Income tax expense	5	1,689	3,038

Net profit attributable to members of Infosys Technologies Australia Pty Limited	16	3,607	6,994

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statement of financial position	Notes	31 March 2004	30 June 2003
As at 31 March 2004		$ '000	$ '000

Current assets
Cash assets	6	4,150	9,521
Receivables	7	11,153	4,636
Work in progress		831	–

Total current assets		16,134	14,157

Non-current assets
Work in progress	8	–	376
Property, plant and equipment	9	1,696	736
Deferred tax assets		1,304	–

Total non-current assets		3,000	1,112

Total assets		19,134	15,269
Current liabilities
Accounts Payable	10	9,415	3,696
Current tax liabilities	11	976	740
Provisions	12	–	571

Total current liabilities		10,391	5,007

Non-current liabilities
Provisions	13	749	311
Deferred tax liabilities	14	–	36

Total non-current liabilities		749	347

Total liabilities		11,140	5,354

Net assets		7,994	9,915

Equity
Parent entity interest
Share capital	15	1,109	1,077
Retained profits	16	6,885	8,838

Total equity		7,994	9,915

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of cash flows	Notes	9 months ended	12 months ended
For the 9 months ended 31 March 2004		31 March 2004	30 June 2003
		$ '000	$ '000

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		40,477	53,746
Payments to suppliers and employees (inclusive of goods and services tax)		(37,152)	(40,247)

		3,325	13,499
Interest received		182	288
Borrowing costs		–	(5)
Income taxes paid		(2,792)	(3,216)

Net cash inflow from operating activities	25	715	10,566

Cash flows from investing activities
Payments for property, plant and equipment		(558)	(515)
Proceeds on disposal of property, plant and equipment		–	22

Net cash outflow from investing activities		(558)	(493)
Cash flows from financing activities

Proceeds from issues of shares and other equity securities		32	8
Repayment of borrowings		–	(25)
Dividends paid		(5,560)	(5,440)

Net cash outflow from financing activities		(5,528)	(5,457)

Net increase in cash held		(5,371)	4,616
Cash at the beginning of the financial year		9,521	4,905

Cash at the end of the financial year	6	4,150	9,521

The above statement of cash flows should be read in conjunction with the accompanying notes.

2 |

Annual Report 2003 – 04

Infosys Technologies Australia Pty Limited (formerly Expert Information Services Pty Limited)

Notes to the financial statements

For the 9 months ended 31 March 2004

Note 1     Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a)	Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b)	Foreign currency translation

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the period.

(c)	Revenue recognition

Amounts disclosed as revenue are net of rebates, trade allowances and duties and taxes paid. The company derives revenues primarily from software development and related services. Arrangements with customers for software development and related services are either on a fixed price or on a time and material basis.

Revenue on time-and-material contracts is recognised as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognised as unbilled revenues.

Revenue from fixed-price contracts is recognised on a percentage-of-completion method. The percentage-of-completion basis is calculated using the hours consumed on the project as a percentage of expected total hours for the project’s life. In the early stages of a fixed-priced contract, where the outcome of the contract cannot be reliably estimated, contract costs and invoicing to date are deferred within the statement of financial position.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Cost and earnings in excess of billings are classified as work in progress while billings in excess of costs and earnings are classified as unearned revenue.

(d)	Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Retention debtors represent recoverable amounts for work completed on fixed price contracts which are subject to delayed payment terms.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

(e)	Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

(f)	Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment over its expected useful life to the entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment	5 years
Computer equipment	2 years
Furniture and fittings	5 years

All expenditure on software is expensed as incurred.

The useful lives of depreciable property, plant and equipment was reassessed during the period. The financial effect of this reassessment was to reduce the value of fixed assets by $130,000 and increase deferred tax assets by $39,000 in the period. The resultant charge to the statement of financial performance in the period was $91,000.

(g)	Leased non-current assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the company will obtain ownership of the asset, the life of the asset.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(h)	Research and development expenditure

Costs incurred on research and development projects including software developments for in house use are expensed as incurred.

(i)	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial period but not distributed at balance date.

(j)	Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(k)	Employee benefits

(i)	Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(ii)	Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

The assumptions discussed above were reassessed during the period. The financial effect of this reassessment was to increase long service leave liability and deferred tax assets by $274,000 and $82,000 respectively in the period. The resultant charge to the statement of financial performance in the period was $192,000.

(iii)	Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(l)	Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

(i)	interest on bank overdrafts, and

(ii)	finance lease charges

(m)	Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n)	Interest bearing liabilities

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(o)	Rounding amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian

| 3

Annual Report 2003 – 04

Securities & Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(p)	Change in year end

The company is of a kind referred to in Class Order 98/0096, issued by the Australian Securities & Investments Commission. This class order has resulted in the change in the year end of the Company in order to synchronise with its foreign parent entity.

Note 2     Segment information

Infosys Technologies Australia Pty Ltd is in the business of providing information technology consultancy services and operates predominantly in Australia.

Note 3     Revenue

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$ '000	$ '000

Revenue from operating activities
Professional services fees	43,161	46,425
Revenue from outside the operating activities
Interest	182	288
Other	56	–

Revenue from ordinary activities	43,399	46,713

Note 4     Profit from ordinary activities

Net gains and expenses
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:
Borrowing costs
Interest and finance charges paid/payable	–	5

Depreciation
Plant and equipment	269	383

Total depreciation	269	383

Amortisation
Leasehold improvements	62	279
Plant and equipment under finance leases	–	11
Research and development	–	307

Total amortisation	62	597

Loss on disposal
Plant and equipment	130	–
Leasehold improvements	149	–

Total loss on disposal	279	–

Rental expense relating to operation leases
Minimum lease payments	237	398

Research and development expenditure	–	250

Revision of accounting estimates

During the year the estimated total useful lives of certain items of fixed asset were revised. The net effect of the changes in the current financial year was an increase in depreciation expense of the company of $130,000

Note 5     Income tax

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$ '000	$ '000

The income tax expense for the financial year differs from the amount calculated on the profit.The differences are reconciled as follows:
Profit from ordinary activities before income tax expense	5,296	10,032

Income tax calculated @ 30%	1,589	3,010
Tax effect of permanent differences:
Entertainment	43	38
Research and development allowance	–	(75)

Income tax adjusted for permanent differences	1,632	2,973
Under (over) provision in previous year	57	65

Income tax attributable to operation profit	1,689	3,038

Note 6     Current assets – Cash assets

	31 March 2004	30 June 2003
	$'000	$'000

Cash at bank and on hand	4,150	9,521

	4,150	9,521

Note 7     Current assets – Receivables

Trade debtors	2,734	474
Amounts receivable from ultimate controlling entity	6,100	–
Accrued revenue	–	3,984

	8,834	4,458

Retention debtors	1,755	–
Loans to related entity	–	28
Other debtors	564	150

	11,153	4,636

Note 8     Current assets – Work in progress

	31 March 2004	30 June 2003
	$'000	$'000

Revenue recognised on fixed price contract in accordance with Note 1(c)	–	1,018
Less: Progress billings	–	(642)

	–	376

Note 9     Non-current assets – Property, plant and equipment

Leasehold improvements
At cost:	979	478
Less: Accumulated amortisation	(77)	(290)

	902	188

Plant and equipment
At cost	1,875	1,761
Less: Accumulated depreciation	(1,081)	(1,213)

	794	548

Total plant and equipment	1,696	736

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Leasehold	Plant and
	improvements	equipment	Total
	$ '000	$ '000	$ '000

Carrying amount at 30 June 2003	188	548	736
Additions	925	645	1570
Disposals	(149)	(130)	(279)
Depreciation/amortisation expense (note 4)	(62)	(269)	(331)

Carrying amount at 31 March 2004	902	794	1,696

Note 10     Current liabilities – Payables

	31 March 2004	30 June 2003
	$ '000	$ '000

Trade creditors	173	195
Amounts payable to ultimate controlling entity	2,695	–
Employee benefits (note 22)	2,237	1,738
Other creditors	4,310	1,763

	9,415	3,696

Note 11     Current liabilities – Current tax liabilities

Income tax	976	740

	976	740

Note 12     Current liabilities – Provisions

Provision for volume rebate	–	571

	–	571

Volume rebate

Provision is made for estimated volume rebates payable in respect of sales volumes achieved at balance date. This rebate is expected to be settled in the next financial year. As at 31 March 2004 Infosys Technologies Australia Pty Limited no longer participates in contracts with volume rebates.

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Volume rebate 2004	Total 2004
	$ '000	$ '000

Carrying amount at start of period	571	571
Additional provision recognised	317	317
Payments of economic benefits	(888)	(888)
Carrying amount at end of period	–	–

4 |

Annual Report 2003 – 04

Note 13     Non current liabilities – Provisions

	31 March 2004	30 June 2003
	$ '000	$ '000

Employee benefits (note 22)	749	311

	749	311

Note 14     Non current liabilities – Deferred tax liabilities

Deferred tax liabilities	–	36

	–	36

Note 15     Contributed equity

	31 March	30 June	31 March	30 June
	2004	2003	2004	2003
	Shares	Shares	$ '000	$ '000

(a) Share capital
Ordinary shares

Fully paid	10,108,869	10,076,735	1,109	1,077

(b) Movements in ordinary share capital:

Date	Details	Number of	Issue price	$'000
		shares

1 July 2003	Balance	10,076,735		1,077
8 September 2003	Exercise of
	options	32,134	$1.00	32

31 March 2004	Balance	10,108,869		1,109

(c) Infosys Technologies Australia Pty. Ltd Employee Options Plan

All full time employees of Infosys Technologies Australia Pty Ltd were eligible to participate in the plan. All options issued under the Employee Option Plan lapsed on 17th December 2003 after the directors had given notice to the option holders in accordance with the terms of the Employee Option Plan, advising them of the intended sale of the business and providing the Optionholders with the right to either acquire shares or forfeit the options. All option holders elected to forfeit the options.

Set out below are summaries of the number of options granted under the plan in the period ended 31 March 2004.Each option was convertible into one ordinary share.

Exercise	On issue at	Granted	Lapsed	Exercised	On issue at
price per	30 June	during the	during the	during the	31 March
share $	2003	period	period	period	2004

1.00	460,620	–	428,486	32,134	–
2.10	345,643	–	345,643	–	–
3.50	330,120	–	330,120	–	–
4.00	118,060	–	118,060	–	–
4.50	221,170	–	221,170	–	–

	1,475,613	–	1,443,479	32,134	–

Note 16     Retained profits

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$'000	$'000

Retained profits at the beginning of the financial year	8,838	7,284
Net profit attributable to members of the Company	3,607	6,994
Dividends paid	(5,560)	(5,440)

Retained profits at the end of the financial year	6,885	8,838

Note 17     Dividends

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$ '000	$ '000

Ordinary shares
A final dividend has not been proposed for the financial period ended 31 March 2004.
Final dividend for 2003 of 55 cents
(2002 - 45 cents) per fully paid share
paid on 10 September 2003
(2002 - 15 October 2002)
Fully franked based on tax paid @ 30% - 55 cents per share	5,560	–
Fully franked based on tax paid @ 30% - 45 cents per share	–	4,533
Interim dividends of 0 cents
(2003 -5 and 4 cents) per fully paid share
paid on (2003 - 15 October 2002 and
30 June 2003 respectively).
Fully franked based on tax paid @ 30% - 4 cents per share	–	504
Fully franked based on tax paid @ 30% - 5 cents per share	–	403

	5,560	5,440
Paid in cash	(5,560)	(5,440)

Payable at balance date	–	–

	31 March 2004	30 June 2003
	$ '000	$ '000

Franking Credits available for subsequent financial year	5,105	6,948

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date

Under legislation that took effect on 1 July 2002, the amount recorded in the franking account is the amount of Australian income tax paid, rather than franking credits based on after tax profits, and amounts debited to that account in respect of dividends paid after 30 June 2002 are the franking credits attaching to those dividends rather than the gross amount of the dividends.

Note 18     Financial instruments

(a)	Credit risk exposures

The credit risk on financial assets of the entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b)	Interest rate risk exposures

The entity’s exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the entity intends to hold fixed rate assets and liabilities to maturity.

Fixed interest maturing in:
31 March 2004	Notes	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
		$ '000	$'000	$'000	$'000	$'000	$'000

Financial assets
Cash and deposits	6	4,150	–	–	–	–	4,150
Receivables	7	–	–	–	–	11,984	11,984

		4,150	–	–	–	11,984	16,134

Weighted average interest rate
Financial liabilities
Trade and other creditors	10	–	–	–	–	(9,415)	(9,415)

						(9,415)	(9,415)

Weighted average interest rate		4.65%
Net financial assets (liabilities)		4,150	–	–	–	2,569	6,719

30 June 2003
Financial assets
Cash and deposits	6	9,521	–	–	–	–	9,521
Receivables	7	–	–	–	–	4,608	4,608

		9,521	–	–	–	4,608	14,129

Weighted average interest rate		4.1%
Financial liabilities
Trade and other creditors	10	–	–	–	–	(3,696)	(3,696)
						(3,696)	(3,696)

Weighted average interest rate
Net financial assets (liabilities)		9,521	–	–	–	912	10,433

| 5

Annual Report 2003 – 04

(c) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the entity approximates their carrying amounts.

Note 19     Remuneration of directors

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$	$

Income paid or payable, or otherwise made available, to directors by related parties in connection with the management of affairs of the entity	497,793	490,000

The numbers of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

	2004	2003
	No	No

50,000 - 59,999	1	–
200,000 - 209,999	1	–
240,000 - 249,999	1	1
250,000 - 259,999	–	1

Note 20     Remuneration of auditors

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$	$

During the year the auditor of the parent entity and its related parties earned the following remuneration:
PricewaterhouseCoopers – Australian firm Audit and review of financial reports of the entity	54,000	36,500
Other audit related work	56,700	29,500
Taxation	5,590

	116,290	66,000

Note 21     Commitments for expenditure

	31 March 2004	30 June 2003
	$'000	$'000

Operating leases
Commitments for minimum lease payments in relation to non-cancellable operating leases contracted at the reporting date but not recognised as liabilities, are payable as follows:
Within one year	853	252
Later than one year but not later than 5 years	1,138	206

Commitments not recognised in the financial statements	1,991	458

Note 22     Employee benefits

	31 March 2004	30 June 2003
	$'000	$'000

Employee benefit liabilities
Provision for employee benefits Current (note 10)	2,237	1,738
Non-current (note 13)	749	311

Aggregate employee benefit liability	2,986	2,049

	Number

Employee numbers
Average number of employees during the financial year	419	259

Note 23     Related parties

Directors

The following persons were directors of Infosys Technologies Australia Pty Limited during the financial period:

Gary Ebeyan and Armen Kocharyan were directors for the whole of the financial period and continue in office at the date of this report.

The following directors were appointed on 2nd January and continue in office at the date of this report

Dinesh Krishnaswamy (Chairman);Hema Ravichandar; Srinath Batni; Balakrishnan Venkataraman; Sriram Venkataraman; Ananda Rao.

Remuneration and retirement benefits

Information on remuneration and retirement benefits of directors is disclosed in note 19.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares of Infosys Technologies Australia Pty Ltd acquired and disposed by directors or their director related entities:

	2004	2003

	Number	Number
Ordinary shares acquired	4,808,869	–
Ordinary shares disposed	10,108,869	–

The ordinary shares held or acquired by the Directors during the period representing 100% of the ordinary share capital was subsequently sold to Infosys Technologies Limited (India) during the period.

Aggregate numbers of shares and share options of Infosys Technologies Australia Pty Ltd held directly, indirectly or beneficially by directors of the company or their director-related entities at balance date:

	2004	2003

	Number	Number
Ordinary shares	–	10,000,000
Options over ordinary shares	–	130,195

Other transactions with directors and director-related entities

Aggregate amounts of each of other transactions with directors and their director-related entities:

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$	$

Transactions with Expert Consulting Pty Ltd:
Consultancy fee for services of Gary Ebeyan*	120,000	240,000

*Included in note 19.

All transactions with directors and director related entities are in relation to Gary Ebeyan during the period where he was a director of the company.

Wholly-owned group

On 2 January 2004, all shares in Expert People Pty Ltd and Ourlocalstore Pty Ltd were sold to Gary Ebeyan for nil consideration, which represented fair value of net assets at that date. Ownership interests in these controlled entities are set out in note 24.

	31 March 2004	30 June 2003
	$'000	$'000

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group:
Services rendered	–	2
Aggregate amounts receivable from entities in the wholly-owned group at balance date:
Current assets – Receivables	–	28

Other related parties

Aggregate amounts included in the determination of profit from ordinary activities before related income tax that resulted from transactions with each class of other related parties:

Profession service fee revenue
Ultimate controlling entity	14,835	–

Aggregate amounts brought to account in relation to transactions with other related parties:
Purchases of fixed assets from ultimate controlling entity
Ultimate controlling entity	1012	–

Aggregate receivable from other related parties at period end:
Ultimate controlling entity
Current receivables	6,100	–
Current payable	2,695	–

Controlling entity

As at 31 March 2004, the ultimate parent entity is Infosys Technologies Limited (incorporated in India) which owns 100% of the issued ordinary shares of Infosys Technologies Australia Pty. Ltd.

6 |

Annual Report 2003 – 04

Note 24	Investments in controlled entities

Name of entity	Country of	Class of		Equity Holding	Cost of parent entity’s investment
	incorporation	shares	2004	2003	2003	2002
			%	%	$	$

Expert People Pty Ltd	Australia	Ordinary	–	100	–	12
Ourlocalstore Pty Ltd	Australia	Ordinary	–	100	–	6

					–	19

Refer to Note 23 for details of disposal of these investments during the period.

These controlled entities were dormant throughout the period, as such these entities have not been consolidated. The parent company disclosures in this financial report materially reflect the consolidated entity.

Note 25	Reconciliation of profit from ordinary activities after income tax to net cash inflow from operating activities

	9 months ended	12 months ended
	31 March 2004	30 June 2003
	$	$

Profit from ordinary activities after income tax	3,607	6,994
Depreciation and amortisation	331	980
Loss on disposal of property, plant and equipment	280	–
Decrease (Increase) in trade debtors and accrued revenue	(4,377)	2,678
Decrease (Increase) in other operating assets	(2,140)	(77)
(Increase) in work in progress	(455)	(376)
(Decrease) Increase in trade creditors	(22)	2
Increase in other operating liabilities	2,545	366
(Decrease) Increase in provision for income taxes payable	236	(137)
Increase in other provisions	366	330
Increase in deferred income tax asset	(1,339)	(194)
Increase in trading loan account due to ultimate parent	1,683	–

Net cash inflow from operating activities	715	10,566

Non-cash investing activities during the period consisted of the acquisition of fixed assets totalling $1,012,000 from Infosys Technologies Ltd. The liability for these assets is included in current liabilities.

Directors’ declaration

The directors declare that the financial statements and notes set out in the previous pages :
(a)	comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b)
give a true and fair view of the company’s financial position as at 31 March 2004 and of its performance, as represented by the results of its operations and its cash flows, for the financial year ended on that date.

In the directors’ opinion:

(a)	the financial statements and notes are in accordance with the Corporations Act 2001; and
(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and
This declaration is made in accordance with a resolution of the directors.

Melbourne
7 April 2004

| 7

Annual Report 2003 – 04

Independent audit report to the members of Infosys Technologies Australia Pty Limited

Audit option

In our opinion, the financial report of Infosys Technologies Australia Pty Limited:

•
Gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Infosys Technologies Australia Pty Limited as at 31 March 2004, and of its performance for the nine month period ended on that date, and

•	Is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Infosys Technologies Australia Pty Limited (the company), for the nine month period ended 31 March 2004.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement, The nature of the audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which consistent with our understanding of the company’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	Examining on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	Assessing the appropriateness of the accounting policies and disclosures used and the reasonable of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of the management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Sd
PricewaterhouseCoopers

Sd
SC Bannatyne
Partner

Melbourne
7 April 2004

8 |

Annual Report 2003 – 04

Directors’ report

This report has been prepared and presented based on the Directors’ Report of Infosys Technologies (Australia) Pty. Limited for the nine months ended 31 March 2004.

On January 2, 2004, Expert Information Services Pty Limited changed its name to Infosys Technologies (Australia) Pty Limited (“the company”) on its acquisition by Infosys Technologies Limited, India. During the period, the company changed its financial year end to 31 March in order to synchronise with Infosys Technologies Limited. The comparative information presented in this report is for the 12 month period ended June 30, 2003.

Review of operations

The company’s revenues was A$ 43.2 million (approximately Rs. 143.6 crore)during the nine months ended March 31, 2004 compared to A$ 46.4 million (approximately Rs. 143.8 crore) during the year ended June 30, 2003. The results for the 9 months ending March 31, 2004 show continued growth in revenue and staff recruitment. The gains have been achieved through repeat business, referrals and through the transfer of client accounts previously managed by Infosys Technologies Limited.

Directors

Gary Ebeyan and Armen Kocharyan were directors for the whole of the financial period and continue in office at the date of this report. K Dinesh (Chairman), V Balakrishnan, Hema Ravichandar, Srinath Batni, V Sriram, and Ananda Rao were appointed directors on January 2, 2004 and continue in office at the date of this report.

Principal activities

During the year the principal continuing activities of the entity consisted of the provision of information technology services. No significant changes in the nature of the activities of the entity occurred during the nine months ended March 31, 2004.

Dividends

During the nine months ended March 31, 2004, before its acquisition by Infosys Technologies Limited, the company paid dividends of 55 cents (approximately Rs. 18.3) per fully paid share aggregating A$ 55,59,878 (approximately Rs. 18.5 crore).

Significant changes in the state of affairs

On January 2, 2004 Infosys Technologies Limited acquired 100% of the equity of Expert Information Services Pty Limited. As part of the acquisition the existing staff share option scheme was terminated.

Matters subsequent to the end of the financial year

There are no material changes and commitments that have occurred after the date of the balance sheet till the date of this report.

Directors’ Responsibility Statement

In the preparation of the accounts, the applicable accounting standards have been followed. The Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company. The Directors have taken proper and sufficient care for the maintenance of adequate accounting records, for safeguarding the assets of the company and preventing and detecting fraud and other irregularities. The Directors have prepared the accounts on a going concern basis.

May 14, 2004	T. V. Mohandas Pai
Bangalore	Director and Chief Financial Officer

Auditors’ report

To

Infosys Technologies Limited

We have examined the attached Balance Sheet of Infosys Technologies (Australia) Pty. Limited (“the Company”) as at March 31, 2004 and the Profit and Loss Account for the nine months ended on that date.

The above Balance Sheet and Profit and Loss Account have been prepared by the management of the holding company, Infosys Technologies Limited, based on the audited financial report (“the financial report”) of the Company, audited by PricewaterhouseCoopers, Australia (“other auditors”) in terms of their auditors’ report dated April 7, 2004 (A copy of the financial report and the auditors’ report therein is enclosed herewith). However we have not examined the books of accounts and other records of the Company.

Based on the above examination and according to the additional information and explanations furnished to us, we report that the attached Balance Sheet of the Company as at March 31, 2004 and the Profit and Loss Account for the nine months ended on that date, prepared by the management of the holding company on the basis of the aforesaid financial report with additional information and regroupings, wherever necessary, generally conform to the form and requirements set out in Part I and Part II of the Schedule VI to the Companies Act, 1956.

Subject to the limitation of our examination as indicated above, we further report that:

(a)
We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for our examination of the above mentioned Balance Sheet and Profit and Loss Account;

(b)
We are unable to state whether proper books of account have been kept as per the requirements of the Companies Act, 1956 and whether the Balance Sheet and Profit and Loss of the company are in agreement with such books of account as the books of account of the Company are maintained in Australia and as stated above, we have not examined such books;

(c)
The other auditors have opined that the financial report conforms to the requirements of the Australian Accounting Standards and in our opinion and to the best of our knowledge, the necessary adjustments have been made to ensure that the above Balance Sheet and Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956; and

(d)
The other auditors have, in their report, opined that the financial report gives a true and fair view, as required by the Corporations Act, 2001 in Australia , of the financial position of the Company as at March 31, 2004 and of its performance for the nine months ended on that date and that such opinion has to be read in conjunction with the rest of their report. We are unable to express an opinion in this matter.

For SHENOY & KAMATH
Chartered Accountants

Bangalore	M. Rathnakar Kamath
May 14, 2004	Membership No. 202841

| 9

Annual Report 2003 – 04

Infosys Technologies (Australia) Pty. Limited

in Rs.
Balance Sheet as at	Schedules	March 31, 2004	June 30, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	3,69,36,826	3,33,14,181
Reserves and surplus	2	22,93,25,590	27,25,89,400

		26,62,62,416	30,59,03,581

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		10,28,16,577	9,33,77,408
Less: Depreciation		(4,63,38,041)	(7,05,96,182)

Net book value		5,64,78,536	2,27,81,226
DEFERRED TAX ASSETS / (LIABILITIES)	4	4,34,06,425	(11,07,996)
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	5	29,42,91,019	13,79,27,575
Cash and bank balances	6	13,82,52,056	29,45,74,360
Loans and advances	7	10,52,94,076	1,63,10,557

		53,78,37,151	44,88,12,492
Less: Current liabilities	8	33,89,04,301	14,16,73,415
Provisions	9	3,25,55,395	2,29,08,726

NET CURRENT ASSETS		16,63,77,455	28,42,30,351

		26,62,62,416	30,59,03,581

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	20

The schedules referred to above and the notes thereon form an integral part of the Balance Sheet. This is the Balance Sheet referred to in our report of even date.

For SHENOY & KAMATH
Chartered Accountants

	M. Rathnakar Kamath	T. V. Mohandas Pai
Bangalore	Partner	Director and Chief Financial Officer,
May 14, 2004	Membership No. 202841	Infosys Technologies Limited

in Rs.
Profit and Loss Account for the	Schedules	Nine months ended	Year ended
		March 31, 2004	June 30, 2003

INCOME
Software services
Overseas		46,00,43,578	–
Domestic		97,76,53,375	143,62,39,747

		143,76,96,953	143,62,39,747
SOFTWARE DEVELOPMENT EXPENSES	10	94,13,62,311	81,69,95,035

GROSS PROFIT		49,63,34,642	61,92,44,712
SELLING AND MARKETING EXPENSES	11	14,77,88,957	13,90,15,924
GENERAL AND ADMINISTRATION EXPENSES	12	15,87,94,501	14,85,75,610

		30,65,83,458	28,75,91,534
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		18,97,51,184	33,16,53,178
Interest		–	–
Depreciation		2,03,55,354	3,03,17,190

OPERATING PROFIT AFTER INTEREST AND DEPRECIATION		16,93,95,830	30,13,35,988
Other income	13	79,12,046	90,57,680

NET PROFIT BEFORE TAX		17,73,07,876	31,03,93,668
Provision for taxation	14	5,62,52,479	9,40,10,676

NET PROFIT AFTER TAX		12,10,55,397	21,63,82,992

AMOUNT AVAILABLE FOR APPROPRIATION		12,10,55,397	21,63,82,992

Dividends paid during the period		(18,51,99,536)	(16,83,11,713)
Balance retained in Profit and Loss account		(6,41,44,139)	4,80,71,279

		12,10,55,397	21,63,82,992

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	20

The schedules referred to above and the notes thereon form an integral part of the Profit and Loss Account. This is the Profit and Loss Account referred to in our report of even date.

For SHENOY & KAMATH
Chartered Accountants

	M. Rathnakar Kamath	T. V. Mohandas Pai
Bangalore	Partner	Director and Chief Financial Officer,
May 14, 2004	Membership No. 202841	Infosys Technologies Limited

10 |

Annual Report 2003 – 04

Infosys Technologies (Australia) Pty. Limited

in Rs.
Cash Flow Statement for the	Schedules	Nine months ended	Year ended
		March 31, 2004	June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		17,73,07,876	31,03,93,668
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation		2,03,55,354	3,03,17,190
Interest income		(60,53,046)	(88,99,532)
Changes in current assets and liabilities
Sundry debtors		(14,57,98,203)	8,28,48,108
Loans and advances	15	(8,77,34,132)	(1,17,90,471)
Current liabilities and provisions	16	15,13,75,073	2,07,65,000
Income taxes paid during the year	17	(9,29,88,479)	(10,42,52,404)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,64,64,443	31,93,81,559

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on issuance of equity shares		10,70,783	2,50,428
Dividends paid during the year		(18,51,99,536)	(16,83,11,713)

NET CASH USED IN FINANCING ACTIVITIES		(18,41,28,753)	(16,80,61,285)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	18	(1,72,75,445)	(1,51,07,905)
Proceeds on disposal of fixed assets		–	1,18,887
Interest income		60,53,046	88,99,532

NET CASH USED IN INVESTING ACTIVITIES		(1,12,22,399)	(60,89,486)

Net (decrease) / increase in cash and cash equivalents during the year		(17,88,86,709)	14,52,30,788
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		31,71,38,765	14,93,43,572

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	19	13,82,52,056	29,45,74,360

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	20

The schedules referred to above and the notes thereon form an integral part of the Cash Flow Statement.

For SHENOY & KAMATH
Chartered Accountants

	M. Rathnakar Kamath	T. V. Mohandas Pai
Bangalore	Partner	Director and Chief Financial Officer,
May 14, 2004	Membership No. 202841	Infosys Technologies Limited

in Rs.
Schedules to the Balance Sheet as at	March 31, 2004	June 30, 2003

1. SHARE CAPITAL
ISSUED, SUBSCRIBED AND PAID UP
10,108,869 (10,076,735) equity shares fully paid up	3,69,36,826	3,33,14,181

	3,69,36,826	3,33,14,181

2. RESERVES AND SURPLUS
Retained profits at beginning of the period	29,34,69,729	22,45,18,121
Balance in Profit and Loss Account	(6,41,44,139)	4,80,71,279

	2,29,325,590	27,25,89,400

3. FIXED ASSETS

Particulars	Original cost				Depreciation				Net book value
	As at	Additions	Deletions	As at	As at	For the	Deductions	As at	As at	As at
	July 1,	during the	during the	March 31,	July 1,	Period	during the	March 31,	March 31,	June 30
	2003	Period	Period	2004	2003		Period	2004	2004	2003

Computer equipment	3,48,85,928	2,56,75,367	16,59,218	5,89,02,077	2,37,39,086	1,55,40,513	16,59,218	3,76,20,381	2,12,81,696	1,03,53,746
Computer software	3,58,80,366	5,88,988	3,64,69,354	–	3,23,98,139	40,71,215	3,64,69,354	–	–	32,34,468
Furniture and fixtures	2,97,63,801	3,38,00,351	1,96,49,652	4,39,14,500	1,98,66,610	85,00,702	1,96,49,652	87,17,660	3,51,96,840	91,93,012

	10,05,30,095	6,00,64,706	5,77,78,224	10,28,16,577	7,60,03,835	2,81,12,430	5,77,78,224	4,63,38,041	5,64,78,536	2,27,81,226

Previous year	8,34,67,460	1,51,07,905	51,97,957	9,33,77,408	4,53,58,053	3,03,17,190	50,79,061	7,05,96,182

4. DEFERRED TAX ASSETS / (LIABILITIES)
Fixed assets	24,29,665	22,06,239
Leave encashment provisions	2,98,32,233	1,90,11,392
Provision for expenses	1,11,44,527	(1,94,77,353)
Research and development expenditure	–	(28,48,274)

	4,34,06,425	(11,07,996)

| 11

Annual Report 2003 – 04

Infosys Technologies (Australia) Pty. Limited

in Rs.
Schedules to the Balance Sheet as at	March 31, 2004	June 30, 2003

5. SUNDRY DEBTORS
Debts outstanding for a period exceeding six months
Unsecured
considered good	–	1,28,819
considered doubtful	–	–
Other debts
Unsecured
considered good*	29,42,91,019	13,77,98,756
considered doubtful	–	–

	29,42,91,019	13,79,27,575
Less: Provision for doubtful debts	–	–

	29,42,91,019	13,79,27,575

* Due from Infosys Technologies Limited, India, the holding company.	20,31,95,651	–
Includes dues from companies where directors are interested.	–	–
6. CASH AND BANK BALANCES
Cash on hand	41,638	35,581
Balances with non-scheduled banks
In current accounts in National Australia Bank in currency other than the Indian Rupee	13,82,10,418	29,45,38,779

	13,82,52,056	29,45,74,360

7. LOANS AND ADVANCES
Unsecured, considered good
Advances
prepaid expenses	11,61,520	24,06,967

	11,61,520	24,06,967
Unbilled revenues	2,89,22,141	1,16,40,564
Loans and advances to employees
housing and other loans	8,27,190	–
salary advances	1,42,73,165	–
Other assets	6,01,10,060	22,63,026

	10,52,94,076	1,63,10,557

8. CURRENT LIABILITIES
Sundry creditors
for goods*	9,55,54,365	1,04,01,635
for accrued salaries and benefits
salaries	–	(2,29,544)
bonus and incentives	3,53,28,253	–
leave provisions	9,94,40,843	6,33,71,310
for other liabilities
provision for expenses	95,77,924	3,83,70,089
withholding and other taxes payable	9,10,45,324	2,29,22,175

	33,09,46,709	13,48,35,665
Unearned revenue	79,57,592	68,37,750

	33,89,04,301	14,16,73,415

* includes dues to holding company – Infosys Technologies Limited, India	8,97,85,517	–
9. PROVISIONS
Provision for
Income taxes	3,25,26,849	2,29,08,726
Others	28,546	–

	3,25,55,395	2,29,08,726

Schedules to the Profit and Loss Account for the	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

10. SOFTWARE DEVELOPMENT EXPENSES
Salaries and bonus	89,54,96,039	73,95,15,271
Staff welfare	7,11,189	14,51,389
Overseas travel expenses	1,90,744	4,79,398
Consumables	2,10,07,041	2,98,58,925
Consultancy charges	2,21,81,131	4,14,69,375
Rent	17,76,167	42,20,677

	94,13,62,311	81,69,95,035

12 |

Annual Report 2003 – 04

Infosys Technologies (Australia) Pty. Limited

in Rs.
Schedules to the Profit and Loss Account for the	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

11. SELLING AND MARKETING EXPENSES
Salaries and bonus	5,43,18,703	4,97,71,868
Staff welfare	54,59,641	49,91,482
Overseas travel expenses	3,54,377	21,03,784
Consumables	4,06,066	7,03,768
Computer maintenance	7,36,116	6,16,800
Traveling and conveyance	70,44,402	26,24,264
Advertisement	–	13,18,660
Rent	76,203	–
Professional charges	1,14,00,243	1,01,58,392
Printing and stationery	4,87,875	13,83,423
Office maintenance	83,62,907	20,78,453
Marketing expenses	65,21,917	98,02,532
Other miscellaneous expenses	5,26,20,507	5,34,62,498

	14,77,88,957	13,90,15,924

12. GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus	794,84,518	707,51,344
Traveling and conveyance	15,45,184	30,62,558
Rent	60,34,071	82,00,950
Telephone charges	1,02,55,829	63,42,407
Legal and professional charges	2,68,82,182	1,79,80,000
Office maintenance	4,49,657	26,24,891
Power and fuel	5,30,302	8,85,963
Insurance charges	34,87,273	41,76,348
Rates and taxes	49,30,060	56,73,672
Donations	2,015	92,820
Auditors’ remuneration	66,66,219	37,24,118
Bank charges and commission	2,85,890	2,88,136
Postage and courier	6,65,624	8,20,982
Books and periodicals	–	48,582
Professional membership and seminar participation fees	25,04,304	62,72,838
Recruitment expenses	1,25,54,716	1,50,14,602
Other miscellaneous expenses	25,16,657	26,15,399

	15,87,94,501	14,85,75,610

13. OTHER INCOME
Interest received on deposits with banks	60,53,046	88,99,532
Miscellaneous income	18,59,000	1,58,148

	79,12,046	90,57,680

14. PROVISION FOR TAXATION
Current year
Income taxes	7,91,92,010	10,00,13,036
Deferred taxes	(2,29,39,531)	(60,02,360)

	5,62,52,479	9,40,10,676

Schedules to the Statement of Cash Flows for the	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

15. CHANGE IN LOANS AND ADVANCES
As per the Balance Sheet	10,52,94,076	1,63,10,557
Less: Opening balance considered	(1,75,59,944)	(45,20,086)

	8,77,34,132	1,17,90,471

16. CHANGE IN CURRENT LIABILITIES AND PROVISIONS
As per the Balance Sheet	37,14,59,696	16,45,82,141
Add / (Less): Provisions separately considered in the Cash Flow Statement
Income taxes	(3,25,26,849)	(2,29,08,726)
Less: Increase in creditors for capital goods	(3,50,32,194)	–
Less: Opening balance considered	(15,25,25,580)	(12,09,08,415)

	15,13,75,073	2,07,65,000

17. INCOME TAXES PAID
Charge as per the Profit and Loss Account	5,62,52,479	9,40,10,676
Add: Increase / (Decrease) in deferred taxes	2,29,39,531	60,02,360
Less: (Increase) / Decrease in income tax provision	(1,37,96,469)	(42,39,368)

	9,29,88,479	10,42,52,404

18. PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
As per the Balance Sheet	5,23,07,639	1,51,07,905
Less: Increase in creditors for capital goods	(3,50,32,194)	–

	1,72,75,445	1,51,07,905

19. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
As per the Balance Sheet	13,82,52,056	29,45,74,360

	13,82,52,056	29,45,74,360

| 13

Annual Report 2003 – 04

Schedules to the Financial Statements for the nine months ended March 31, 2004

20 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies (Australia) Pty. Limited (“Infosys Australia” or “the company”) is a leading provider of business-driven technology solutions for enterprises in Australia. Infosys Australia previously traded under the name of Expert Information Services Pty. Ltd. The company’s ownership changed on January 2, 2004 when Infosys Technologies Limited, India, acquired 100% of its shareholding. Infosys Technologies Limited is a world leader in consulting and information technology services.

20.1 Significant accounting policies

20.1.1 Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and the provisions of the Companies Act, 1956. These accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted by the company. Management evaluates the effect of accounting standards issued on an on-going basis and ensures they are adopted as mandated by the ICAI. There are no recently issued accounting standards that management believes have a material impact on the financial statements of the company.

The company is incorporated in Australia and is required to prepeare and present its financial reports in accordance with Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia. Financial statements have been prepared in accordance with GAAP to confirm to the requirements of Section 212 of the Indian Companies Act, 1956.

20.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (“Management”) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provisions for doubtful debts, income taxes, post-sales customer support, and the useful lives of fixed assets. Contingencies are recorded when it is probable that a liability will be incurred and the amount can be reasonably estimated. Actual results could differ from those estimates.

20.1.3 Revenue recognition

The company derives revenues primarily from software development and related services. Arrangements with customers for software development and related services are either on a fixed-price or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues.

Revenue from fixed-price contracts is recognized on a percentage-of-completion method. The percentage-of-completion basis is calculated using the hours consumed on the project as a percentage of expected total hours for the project’s life. In the early stages of a fixed-price contract, where the outcome of the contract cannot be reliably estimated, contract costs and invoicing to date are deferred within the statement of financial position. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue.

20.1.4 Expenditure

Charges relating to non-cancelable, long-term operating leases are computed based on the lease rentals, payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on incomplete contracts are recorded in the period in which such losses become probable, based on current contract estimates. Leave encashment liability is provided based on an actuarial valuation.

20.1.5 Fixed assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date.

20.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on a straight-line basis over the useful lives of assets estimated by the Management. Third party software licenses are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management’s current estimates of the useful lives for the various fixed assets are as follows:

Computer equipment	2 years
Furniture and fixtures	5 years

During the nine months ended March 31, 2004, there have been revisions in the estimates of useful lives of fixed assets resulting in additional depreciation of Rs. 43,30,300.

20.1.7 Leave benefits to employees

20.1.7.1 Annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognized in respect of employees’ services up to the reporting date and are measured using actuarial valuation at the amounts expected to be paid when the liabilities are settled. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

20.1.7.2 Long service leave

The liability for long service leave, expected to be settled within 12 months of the reporting date, is recognized in the provision for employee benefits and is measured similar to annual leave. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognized in the provision for employee benefits and measured using actuarial valuations as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

20.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

20.1.9 Foreign currency transactions

The functional currency of the company is the Australian Dollar. The financial statements of the company are reported in Indian Rupees. The financial statements have been converted from Australian Dollars to Indian Rupees using a convenience translation. Financial statements as of and for the year ended June 30, 2003 have been translated at the closing exchange rate of Rs. 30.94 per Australian Dollar while the financial statements as of and for the nine months ended March 31, 2004 have been translated at the closing exchange rate of Rs. 33.31 per Australian Dollar.

20.1.10 Income taxes

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

20.1.11 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing, and investing activities of the company are segregated.

20.2 Notes on accounts

All amounts in the financial statements are presented in Rupees, except for per share data and as otherwise stated.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s / year’s presentation.

The fiscal year-end of the company has been changed from June to March in order to synchronise with Infosys Technologies Limited, the holding company and consequently the latest fiscal year presented in the financial statements is the nine months ended March 31, 2004. The results of operation for these periods are not directly comparable.

20.2.1 Capital commitments and contingent liabilities

As at
	March 31, 2004	June 30, 2003

Estimated amount of unexecuted capital contracts (net of advances and deposits)	Rs. 7,88,73,470	–
Bank guarantees	Rs. 34,70,152	Rs. 28,15,726

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Annual Report 2003 – 04

20.2.2 Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

Salaries and bonus	102,92,99,260	86,00,38,483
Staff welfare	61,70,830	64,42,871
Overseas travel expenses	5,45,121	25,83,182
Consumables	2,14,13,107	3,05,62,693
Computer maintenance	7,36,116	6,16,800
Consultancy charges	2,21,81,131	4,14,69,375
Traveling and conveyance	85,89,586	56,86,822
Rent	78,86,441	1,24,21,627
Telephone charges	1,02,55,829	63,42,407
Professional charges	3,82,82,425	2,81,38,392
Printing and stationery	4,87,875	13,83,423
Advertisements	–	13,18,660
Office maintenance	88,12,564	47,03,344
Power and fuel	5,30,302	8,85,963
Insurance charges	34,87,273	41,76,348
Rates and taxes	49,30,060	56,73,672
Donations	2,015	92,820
Auditors’ remuneration	66,66,219	37,24,118
Bank charges and commission	2,85,890	2,88,136
Postage and courier	6,65,624	8,20,982
Books and periodicals	–	48,582
Professional membership and seminar participation fees	25,04,304	62,72,838
Marketing expenses	65,21,917	98,02,532
Recruitment expenses	1,25,54,716	1,50,14,602
Other miscellaneous expenses	5,51,37,164	5,60,77,897

	124,79,45,769	110,45,86,569

20.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

20.2.4 Imports (valued on the cost, insurance and freight basis)

The functional currency of the company is the Australian Dollar and all the purchase transactions of the company have been performed in Australia.

20.2.5 Activity in foreign currency

The functional currency of the company is the Australian Dollar and all the transactions of the company have been performed in Australia.

20.2.6 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

Lease rentals recognized during the period / year	68,29,916	12,421,637

Lease obligations	As at
	March 31, 2004	June 30, 2003

Within one year of the balance sheet date	1,95,63,852	77,96,880
Due in a period between one year and five years	4,67,67,323	63,73,640
Due after five years	–	–

20.2.7 Related party transactions

Directors

Gary Ebeyan and Armen Kocharyan were directors for the whole of the financial period. K Dinesh (Chairman), V Balakrishnan, Hema Ravichandar, Srinath Batni, V Sriram, and Ananda Rao were appointed directors on January 2, 2004.

Other transactions with directors and director-related entities

Aggregate amounts of each of other transactions with directors and their director-related entities:

	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

Consultancy fee for services of Gary Ebeyan	Rs. 39,97,200	Rs. 74,25,600

Other related parties

Aggregate amounts included in the determination of profit from ordinary activities before related income tax that resulted from transactions with each class of other related parties:

	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

Profession service fee revenue
Infosys Technologies Limited, ultimate controlling entity	Rs. 46,00,43,578	–

Aggregate amounts brought to account in relation to transactions with other related parties:

Purchases of fixed assets from ultimate controlling entity
Infosys Technologies Limited, ultimate controlling entity	Rs. 3,50,32,194	–

Aggregate receivable from other related parties at period end:

Ultimate controlling entity
Current receivables	Rs. 20,31,95,651	–
Current payable	Rs. 8,97,85,517	–

20.2.8 Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel:

Particulars of remuneration and other benefits provided to key management personnel during the nine months ended March 31, 2004 and the year ended June 30, 2003, are set out below.

Name	Salary	Perquisites and	Total
		other incentives	remuneration

Chief Executive Officer and Whole time Director
Gary Ebeyan	66,05,756	65,412	66,71,168
	74,25,600	–	74,25,600
Whole time Directors
Armen Kocharyan	58,21,068	21,49,051	79,70,119
	70,96,337	6,38,663	77,35,000
Ananda Rao	16,90,539	1,49,795	18,40,334
	–	–	–

20.2.9 Research and development expenditure

	Nine months ended	Year ended
	March 31, 2004	June 30, 2003

Capital	–	–
Revenue	–	1,72,33,580

	–	1,72,33,580

20.2.10 Cash and bank balances

Details of balances kept with non-scheduled banks as on balance sheet dates and the maximum balances kept with non-schedule banks during the period / year are as follows:

Balances with non-scheduled banks	As at
	March 31, 2004	June 30, 2003

In current accounts
National Australia Bank	13,82,10,418	29,45,38,779

	13,82,10,418	29,45,38,779

Maximum balance held in	Nine months ended	Year ended
non-scheduled banks during	March 31, 2004	June 30, 2003
the period / year

In current accounts
National Australia Bank	Rs. 32,88,23,629	Rs. 29,45,38,779

20.2.11 Segment reporting

The company’s operations relate to providing IT services only. The services are delivered to customers operating in various geographic segments. Accordingly, IT service revenues represented along geographic classes comprise the only basis of segmental information set out in these financial statements.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

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Annual Report 2003 – 04

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Geographic segments

Nine months ended March 31, 2004 and the year ended June 30, 2003
	Australia	India	Total

Revenues	97,76,53,375	46,00,43,578	143,76,96,953
	143,62,39,747	–	143,62,39,747
Identifiable operating expenses	61,00,03,218	31,48,68,110	92,48,71,328
	81,69,95,019	–	81,69,95,019
Allocated expenses	20,11,25,464	10,33,53,332	30,44,78,796
	28,75,91,539	–	28,75,91,539

Segmental operating income	16,65,24,693	4,18,22,136	20,83,46,829
	33,16,53,189	–	33,16,53,189
Unallocable expenses			3,89,50,999
			3,03,17,201

Operating income			16,93,95,830
			30,13,35,988
Other income (expense), net			79,12,046
			90,57,680

Net profit before taxes			17,73,07,876
			31,03,93,668
Income taxes			5,62,52,479
			9,40,10,676

Net profit after taxes			12,10,55,397
			21,63,82,992

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited

/s/ Nandan M. Nilekani

Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Dated: May 21, 2004